Exhibit 99.1

Séguéla Gold Mine,

Côte d’Ivoire

Technical Report,

Effective Date: December 31, 2025

Prepared for Fortuna Mining Corp.

Prepared by

Eric Chapman, P.Geo.

Senior Vice President of Technical Services - Fortuna Mining Corp.

Paul Weedon, MAIG

Senior Vice President of Exploration - Fortuna Mining Corp.

Raul Espinoza, FAusIMM (CP)

Director of Technical Services - Fortuna Mining Corp.

Mathieu Veillette, P.Eng.

Director, Geotechnical, Tailings and Water - Fortuna Mining Corp.

Ryda Peung, P.Eng.

Chief Process Engineer - Lycopodium Minerals Canada Ltd

Suite 820, 1111 Melville Street, Vancouver, BC, V6E 3V6. Tel: (604) 484 4085

Séguéla Gold Mine, Côte d’Ivoire Technical Report

Forward- Looking Statements

This Technical Report contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information (collectively, “Forward-looking Information”). Forward-looking Information in this Technical Report includes, but is not limited to, statements regarding: the Company’s plans and expectations for the Séguéla Mine, including projected capital, operating and exploration costs; estimated mine life and production rates; estimates of Mineral Resources and Mineral Reserves and the conversion of Mineral Resources to Mineral Reserves; projected metallurgical recoveries; and anticipated environmental liabilities; the potential to include underground mining at Séguéla; projected capital and operating costs for underground mining operations; the possibility of reducing waste movement, stripping ratios; the optimization of the mining strategy and sequencing of the mining of deposits; the ongoing collection of geotechnical data to further refine the geotechnical model; the results of detailed studies for underground mining in conjunction with an open pit mine at the Sunbird deposit; the requirement to obtain Minsiterial approval to permit underground mining and the timeline for obtaining such permit; the requirement to obtain an updated Environmental Social Impact Assessment permit (“ESIA”) or new ESIA with respect to undeground mining and other required environmental permits, and the timeline for obtaining such permits; the evaluation to expand the processing plant at Séguéla, including expanding rates for plant processing feed, determining the optimal plant throughput expansion size, and estimates of the potential increase in gold production; future prospects for exploration and any further expansion of the project; and the cost estimated to close present and future infrastructure at the Séguéla Mine.

Often, but not always, these forward-looking statements can be identified by the use of words such as “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “shall”, “could”, “should” or “would” occur or be achieved and similar expressions, including negative variations.

The material factors or assumptions regarding Forward-looking Information contained in this Technical Report are discussed in this report, where applicable. Forward-looking Information is subject to known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Relevant risks and other factors include, without limitation: assumtions for capital and operating cost estimates; changes in metal price and foreign exchange assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution, and mining recovery; and assumptions regarding continued ability to access the site, retention of mineral and surface rights titles; depletion due to artisanal mining activities; changes to geotechnical, hydrogeological, and mining assumptions; changes to process plant recovery estimates if the metallurgical recovery in certain domains is less than currently assumed; risks that could affect operating costs such as cost of labor, diesel, explosives and mining

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equipment; extended wet seasons and other environmental risks including risks related to climate change; maintenance of environmental and other regulatory permits, obtaining Ministerial approval to include underground mining as a mining method; obtaining approval to update its Environmental and Social Impact Assessment permit to include underground mining; retaining the the social license to operate; the possible introduction of a new Mining Code by the Government of Cote d’Ivoire and potential changes to tax, fiscal and/or royalty provisions; changes to government regulations and government practices, including environmental, tax, export and import laws and regulations; economic and politicial risks associated with operating in foreign countries, including emerging country risks, exchange controls, and corruption; political developments in Cote D’Ivoire being consistent with Fortuna’s expectations; and risks relating to expropriation; increased competition in the mining industry and assumptions with respect to currency fluctuations; title disputes or claims, and other similar matters; uncertainties and hazards associated with gold exploration and mining, including but not limited to environmental hazards, site accidents, road accidents, operational stoppages, and other factors as described in the section 'Risk Factors' in Fortuna’s most recent Annual Information Form and the Company’s other filings wih the Canadian secuities regulators and the U.S. Securities and Exchange Commisison, which may be viewed at www.sedarplus.ca and www.sec.gov, respectively. Readers are cautioned that the foregoing factors are not exhaustive. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in these Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Information is designed to help readers understand views as of that time with respect to future events and speaks only as of the date it is made. All the Forward-looking Information in this Technical Report is qualified by these cautionary statements. Except as required by applicable law, Fortuna and the Qualified Persons who authored this Technical Report assume no obligation to update publicly or otherwise revise any Forward-looking Information in this Technical Report, whether because of new information or future events or otherwise.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Technical disclosure regarding the Séguéla Mine included in this Technical Report was prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange

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Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Cautionary Note Regarding Non-IFRS Measures

This Technical Report includes certain terms or performance measures and ratios commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including sustaining capital and operating costs, and cash costs. Non-IFRS measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures employed by other companies. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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Contents

1	Summary	20

1.1	Introduction	20
1.2	Property Description, Location and Access	20
1.3	Mineral Tenure, Surface Rights and Royalties	20
1.4	History	21
1.5	Geology and Mineralization	21
1.6	Exploration, Drilling and Sampling	24
1.7	Data Verification	26
1.8	Mineral Processing and Metallurgical Testing	26
1.9	Mineral Resources	27
1.10	Mineral Reserves	30
1.11	Mining Methods	31
1.12	Processing and Recovery Methods	32
1.13	Infrastructure	32
1.14	Market Studies and Contracts	33
1.15	Environmental Studies and Permitting	34
1.16	Sustaining Capital and Operating Costs	35
1.17	Economic Analysis	35
1.18	Conclusions	35
1.19	Risks and Opportunities	35
1.20	Recommendations	39

1.20.1	Exploration	39
1.20.2	Mining	39
1.20.3	Processing	41
1.20.4	Geotechnical and Tailings Management	41
1.20.5	Water Management	41
1.20.6	Environmental and Social	41

2	Introduction	43

2.1	Report Purpose	43
2.2	Qualified Persons	44
2.3	Scope of Personal Inspection	44

2.3.1	Mr. Eric Chapman	44
2.3.2	Mr. Paul Weedon	44
2.3.3	Mr. Raul Espinoza	44
2.3.4	Mr. Mathieu Veillette	44
2.3.5	Ms. Ryda Peung	45

2.4	Effective Dates	45
2.5	Previous Technical Reports	45
2.6	Information Sources and References	45

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2.7	Acronyms	45

3	Reliance on Other Experts	47

4	Property Description and Location	48

4.1	Ownership	48
4.2	Mineral Tenure and Surface Rights	48

4.2.1	Mineral Tenure	48
4.2.2	Surface Rights	50

4.3	Royalties	50
4.4	Permitting	51
4.5	Social and Environmental Considerations	51
4.6	Comment on Section 4	51

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography	52

5.1	Accessibility	52
5.2	Climate	52
5.3	Topography, Elevation and Vegetation	52
5.4	Local Resources and Infrastructure	52

5.4.1	Sources of Power	52
5.4.2	Water and Consumables	53
5.4.3	Labor	53
5.4.4	Infrastructure	53

5.5	Comment on Section 5	53

6	History	54

6.1	Exploration History	54
6.2	Production History	55

7	Geological Setting and Mineralization	56

7.1	Regional Geology	56
7.2	Local Geology	57
7.3	Deposit Geology	58

7.3.1	Antenna Deposit	58
7.3.2	Agouti and Boulder Deposits	60
7.3.3	Ancien Deposit	62
7.3.4	Koula Deposit	64
7.3.5	Sunbird Deposit	65
7.3.6	Badior Deposit	66
7.3.7	Kingfisher Deposit	67
7.3.8	Kestrel Deposit	69

7.4	Comment on Section 7	70

8	Deposit Types	71

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8.1	Mineral Deposit Type	71
8.2	Comment on Section 8	72

9	Exploration	73

9.1	Introduction	73
9.2	Grid and Surveys	73
9.3	Geophysics	73
9.4	Geochemistry	75
9.5	Petrography	77
9.6	Comment on Section 9	77

10	Drilling	78

10.1	Historical Drilling	78
10.2	Drilling Conducted by Roxgold Sango	79
10.3	Extent of Drilling	91
10.4	Grade Control Drilling	91
10.5	Drilling Since the Mineral Resource Database Cut-off Date	92
10.6	Drilling Techniques and Procedures	95

10.6.1	Apollo RC Drilling	95
10.6.2	Newcrest and Roxgold Sango AC and RC Drilling	95
10.6.3	Newcrest and Roxgold Sango Core Drilling	96

10.7	Drill Logging	96

10.7.1	Newcrest and Roxgold Sango AC and RC Drilling	96
10.7.2	Newcrest and Roxgold Sango Core Drilling	96

10.8	Recovery	96
10.9	Drill hole Surveying	97

10.9.1	Collar Surveying	97
10.9.2	Downhole Surveying	97

10.10	Sample Length Versus True Thickness	97
10.11	Example of Drill Intercepts	97
10.12	Comment on Section 10	99

11	Sample Preparation, Analyses, and Security	101

11.1	Drill Sampling	101

11.1.1	AC and RC Sampling	101
11.1.2	Core Sampling	101

11.2	Sample Preparation and Analytical Laboratories	101
11.3	Sample Preparation	102
11.4	Sample Security and Chain of Custody	102
11.5	Analytical Methods	102
11.6	Laboratory Accreditation	103
11.7	Bulk Density Determination	103
11.8	Quality Assurance and Quality Control	103

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11.8.1	Database	104
11.8.2	Certified Reference Materials	104
11.8.3	Field Duplicates	104
11.8.4	Umpire Analysis	104
11.8.5	Blanks	105

11.9	Comment on Section 11	105

12	Data Verification	106

12.1	Data Verification by Qualified Persons	106

12.1.1	Eric Chapman	106
12.1.2	Paul Weedon	107
12.1.3	Raul Espinoza	108
12.1.4	Mathieu Veillette	109
12.1.5	Ryda Peung	109

12.2	Comment on Section 12	110

13	Mineral Processing and Metallurgical Testing	111

13.1	Introduction	111
13.2	Metallurgical Samples	112
13.3	Comminution Testwork	113

13.3.1	Comminution Testwork Scope and Methodology	113
13.3.2	Bond Impact Crushing Work Index	113
13.3.3	SMC Testwork	113
13.3.4	Bond Abrasion Index	114
13.3.5	Bond Rod Mill Work Index	115
13.3.6	Bond Ball Mill Work Index	115
13.3.7	Unconfined Compressive Strength	116

13.4	Metallurgical Testwork	117

13.4.1	Head Assays	117
13.4.2	Mineralogical Analysis	118
13.4.3	Grind Establishment	119
13.4.4	Cyanide Leach	119
13.4.5	Other Leach Parameters	121
13.4.6	Flotation	121
13.4.7	Miscellaneous Testwork	122
13.4.8	Metallurgical Recovery for Cut-off Grade Determination	124

13.5	Comments on Section 13	124

14	Mineral Resource Estimates	125

14.1	Introduction	125
14.2	Supplied Data, Data Transformations and Data Preparation	125

14.2.1	Data Transformations	125
14.2.2	Software	125

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14.2.3	Data Preparation	125

14.3	Geological Interpretation and Domaining	125

14.3.1	Mineralized Domains	126
14.3.2	Topographic Surface	127
14.3.3	Weathering Surfaces	127

14.4	Exploratory Data Analysis	128

14.4.1	Drill hole Coding	128
14.4.2	Sample Compositing	128
14.4.3	Spatial Domaining	128
14.4.4	Grade Capping	131

14.5	Variogram Analysis	133
14.6	Modeling and Estimation	139

14.6.1	Block Size Selection	139
14.6.2	Sample Search Parameters	140
14.6.3	Grade Interpolation	140
14.6.4	Bulk Density	140

14.7	Model Validation	141

14.7.1	Visual Validation	141
14.7.2	Global Estimation Validation	142
14.7.3	Local Estimation Validation	142
14.7.4	Mineral Resource Depletion	143

14.8	Mineral Resource Classification	143

14.8.1	Geological Continuity	143
14.8.2	Data Density and Orientation	144
14.8.3	Data Accuracy and Precision	144
14.8.4	Spatial Grade Continuity	144
14.8.5	Classification	144

14.9	Mineral Resource Reporting	146

14.9.1	Reasonable Prospects for Eventual Economic Extraction	146
14.9.2	Mineral Resource Statement	147
14.10	Comment on Section 14	149

15	Mineral Reserve Estimates	150

15.1	Introduction	150
15.2	Mineral Reserves Estimate	150

15.2.1	Open Pit	150
15.2.1	Underground	150
15.2.1	Mineral Reserves Statement	151

15.3	Cut-off Grade Determination	153

15.3.1	Open Pit	153
15.3.2	Underground	154

15.4	Comments on Section 15	155

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16	Mining Methods	156

16.1	Introduction	156
16.2	Open Pit Mining Methods	158
16.3	Open Pit Geotechnical Design	158

16.3.1	Data Confidence	158
16.3.2	Ground Conditions	159
16.3.3	Slope Design Analysis	159
16.3.4	Slope Design Parameters	160

16.4	Open Pit Hydrogeology	163
16.5	Open Pit Optimizations	164

16.5.1	Block Model	165
16.5.2	Optimization Parameters	165
16.5.3	Ultimate Pit Shell Selection	167

16.6	Open Pit Mine Design	168

16.6.1	Open Pit Design	168
16.6.2	Open Pit Design Parameters	168
16.6.3	Summary of Mineral Reserves and Waste by Pit	175
16.6.4	Waste Rock Storage Facilities	176

16.7	Open Pit Mining Operations	177

16.7.1	Grade Control Drilling	177
16.7.2	Drill and Blast	177
16.7.3	Load and Haul	179
16.7.4	Crusher Feed	180
16.7.5	Equipment Selection	180

16.8	Underground Mining Methods	181
16.9	Underground Geotechnical Study	181

16.9.1	Stope Sizing	181
16.9.2	Backfilling	182
16.9.3	Cement Rockfill Mixing Design	182
16.9.4	Backfilling Process	182
16.9.5	Cement Rockfill Curing Time	182
16.9.6	Sunbird Underground Dilution	183
16.9.7	Crown Pillars	183
16.9.8	Raise Bores	183
16.9.9	Ground Support	183

16.10	Underground Hydrogeology	184
16.11	Underground Stope Mining Method Selection	184

16.11.1	Stope Mining Method Selection	185
16.11.2	Material Handling	186
16.11.3	Portal Location	186
16.11.4	Mine Design Scenario Determination	186

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16.11.5	Open Pit & Underground Interaction	187
16.11.6	Personnel and Equipment	188

16.12	Stope Design	189
16.13	Underground Mine Design	189

16.13.1	Mine Access	190
16.13.2	Stoping Front	190
16.13.3	Mining Modifying Factors	190
16.13.4	Development Layout	190

16.14	Ventilation	191
16.15	Integrated Mining and Production Schedule	192

16.15.1	Integrated Schedule Constraints	192
16.15.2	LOMP Tonnes and Ounces Mined	192
16.15.3	LOMP Production Schedule	193
16.16	Comments on Section 16	194

17	Recovery Methods	195

17.1	Overall Plant Description	195
17.2	Processing Plant Performance	195
17.3	Processing Plant Design Criteria	195
17.4	Processing Plant Description	198

17.4.1	Materials Handling and Crushing Circuit	198
17.4.2	Reclaim, Grinding and Classification Circuit	198
17.4.3	Gravity Recovery Circuit	198
17.4.4	Intensive Cyanidation Reactor	199
17.4.5	Pre-Leach Thickening	199
17.4.6	Leaching and Adsorption Circuit	199
17.4.7	Carbon Acid Wash, Elution and Regeneration Circuit	200
17.4.8	Electrowinning and Gold Room	201

17.5	Reagent Handling and Storage	202
17.6	Control Systems and Instrumentation	202
17.7	Electrical Reticulation	202
17.8	Services and Utilities	203

17.8.1	High and Low Pressure Air	203
17.8.2	Oxygen Plant	203
17.8.3	Raw Water Supply System	203
17.8.4	Potable Water	203
17.8.5	Filtered Water	203

17.9	Comments on Section 17	203

18	Project Infrastructure	204

18.1	General Layout	204
18.2	Process Plant	205

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18.3	Mine Services Area	205
18.4	Tailings Storage Facility	205
18.5	Sediment Management	207
18.6	Water Management	208
18.7	Water Storage Facility	208
18.8	Water Supply and Sewage	209

18.8.1	Process Water	209
18.8.2	Raw and Fire Water	209
18.8.3	Filtered (Including Gland Seal) Water	210
18.8.4	Potable Water	210
18.8.5	Raw Water Supply Pipeline	210
18.8.6	Water Supply Development	210
18.8.7	Pump Stations	210
18.8.8	Water Management	210
18.8.9	Sewage	211

18.9	Mine Access and Haulage Roads	211
18.10	Mining Contractor’s Infrastructure	212
18.11	Administration and Plant Buildings	212
18.12	Accommodation Camp	214
18.13	Power Supply	214
18.14	Fuel Supply	215
18.15	Communications	215
18.16	Plant Security	215
18.17	Comments on Section 18	216

19	Market Studies and Contracts	217

19.1	Market Studies	217
19.2	Commodity Pricing	217
19.3	Contracts	217
19.4	Comments on Section 19	218

20	Environmental Studies, Permitting and Social or Community Impact	219

20.1	Environmental Studies	219
20.2	Permitting	219
20.3	Environmental Monitoring	221

20.3.1	Air, Noise and Vibration Monitoring	221
20.3.2	Water Monitoring	221
20.3.3	Biodiversity Monitoring	221
20.3.4	Water Management Monitoring	222
20.3.5	Energy and GHG Monitoring	222
20.3.6	Artisanal Mining Monitoring	222
20.3.7	Tailings Storage Facility Monitoring	222

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20.4	Social and Community Impact	223

20.4.1	Stakeholder Engagement	223
20.4.2	Social Investment and the Local Development Fund	224
20.4.3	Land Acquisition	224

20.5	Mine Closure Plan	225
20.6	Comments on Section 20	226

21	Capital and Operating Costs	228

21.1	Introduction	228
21.2	Sustaining Capital Cost Estimates	228
21.3	Operating Cost Estimates	229

21.3.1	Mining Operating Cost Estimate	229
21.3.2	Process Operating Cost Estimate	233
21.3.3	General and Administrative Cost Estimate	234

21.4	Comment on Section 21	235

22	Economic Analysis	236

23	Adjacent Properties	237

24	Other Relevant Data and Information	238

25	Interpretation and Conclusions	239

25.1	Introduction	239
25.2	Mineral Tenure, Surface Rights, Royalties and Agreements	239

25.2.1	Risks	239

25.3	Geology and Mineralization	240
25.4	Exploration, Drilling and Analytical Data Collection in Support of Mineral Resource Estimation	242
25.5	Data Verification	243
25.6	Metallurgical Testwork	243
25.7	Mineral Resource Estimation	244

25.7.1	Risks	244
25.7.2	Opportunities	245

25.8	Mineral Reserves	245
25.9	Mine Plan	245

25.9.1	Risks	246
25.9.2	Opportunities	247

25.10	Processing and Infrastructure	247

25.10.1	Risks	248
25.10.2	Opportunities	248

25.11	Markets and Contracts	249
25.12	Environmental, Permitting and Social Considerations	249

25.12.1	Risks	249

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25.12.2	Opportunities	250

25.13	Capital and Operating Costs	250
25.14	Economic Analysis	251

26	Recommendations	252

26.1	Overview	252
26.2	Exploration	252
26.3	Mining	252
26.4	Processing	254
26.5	Geotechnical and Tailings Management	254
26.6	Water Management	254
26.7	Environmental and Social	255

26.7.1	Data Collection	255
26.7.2	Stakeholder Engagement	255
26.7.3	Land Access	255
26.7.4	Acid Rock Drainage	255
26.7.5	Dust suppression	255
26.7.6	Closure Plan	255

27	References	256

Certificates	259

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Tables

Table 1.1 Mineral Resources exclusive of Mineral Reserves for the Séguéla Mine	29
Table 1.2 Mineral Reserves for the Séguéla Mine	30
Table 2.1 Acronyms	45
Table 4.1 Permis de’Exploitation No. 56 Coordinates (UTM Zone 29P WGS84)	49
Table 4.2 Permis de Recherche Miniére No. 638 Coordinates (UTM Zone 29P WGS84)	49
Table 4.3 Côte d’Ivoire Government Royalty Rates	50
Table 6.1 Exploration History	54
Table 6.2 Production History	55
Table 10.1 Summary of Newcrest Drilling at the Séguéla Property between 2016 and 2019	78
Table 10.2 Summary of Drilling Conducted by Roxgold Sango at the Séguéla Property between April 2019 and June 30, 2025	80
Table 10.3 Number of Holes and Meters Used in Mineral Resource Estimation by Deposit	81
Table 10.4 Grade Control Drilling Completed by Deposit	92
Table 10.5 Intervals of Interest in Holes Drilled Post Data Cut-off Date	92
Table 10.6 Example of Typical Drill Results at the Séguéla Mine	97
Table 13.1 Summary of CWi Results	113
Table 13.2 Summary of SMC Testwork Results	114
Table 13.3 Summary of Ai Results	114
Table 13.4 Summary of RWi Results	115
Table 13.5 Summary of BWi Results	116
Table 13.6 Summary of Average UCS Results	116
Table 13.7 Summary of Selected Head Assays	117
Table 13.8 Antenna MC Gravity-Cyanidation Test Results	119
Table 13.9 Summary of Selected Gravity-Cyanidation Test Results	120
Table 13.10 Antenna MC Gravity-Cyanidation Test Results (other parameters)	121
Table 13.11 Summary of the Antenna Flotation Test Results	122
Table 13.12 Plant Metallurgical Recovery Performance	124
Table 14.1 Univariate Statistics of Au Composites for Each Deposit	128
Table 14.2 Top Cut Thresholds	131
Table 14.3 Estimation and search parameters for estimation domains	134
Table 14.4 Block Model Parameters by Deposit	139
Table 14.5 Density Values by Lithology	141
Table 14.6 Mineral Resource Classification Criteria by Deposit	145
Table 14.7 Mineral Resources for the Séguéla Mine	148
Table 15.1 Mineral Reserves for the Séguéla Mine	152
Table 15.2 Open Pit Cut-off Grade Inputs	153

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Table 15.3 Estimated Open Pit Cut-Off Grade by Deposit	154
Table 15.4 Underground Cut-Off Grade Estimation – First Principles	155
Table 16.1 Slope Design Parameter Recommendations for Agouti	161
Table 16.2 Slope Design Parameter Recommendations for Ancien	161
Table 16.3 Slope Design Parameter Recommendations for Antenna	161
Table 16.4 Slope Design Parameter Recommendations for Badior	161
Table 16.5 Slope Design Parameter Recommendations for Boulder	161
Table 16.6 Slope Design Parameter Recommendations for Kestrel	162
Table 16.7 Slope Design Parameter Recommendations for Kingfisher	162
Table 16.8 Slope Design Parameter Recommendations for Koula	162
Table 16.9 Slope Design Parameter Recommendations for Sunbird	162
Table 16.10 Financial Parameters and Selling Costs Applied Inpit Optimization	165
Table 16.11 Mining Parameter Costs Applied In Pit Optimization	166
Table 16.12 Processing Costs Applied in Pit Optimization	167
Table 16.13 Overall Slope Angles Applied in the Pit Optimizations	167
Table 16.14 Séguéla Final Pit Design Report	175
Table 16.15 WRSF Capacities	176
Table 16.16 LOMP Blasted Ratio to Total Material Mined in Open Pit	177
Table 16.17 Drill and Blast Parameters for ROM Mineralized Material	178
Table 16.18 Drill and Blast Parameters for Waste Material	178
Table 16.19 Blast Split between 5 m and 10 m Bench	179
Table 16.20 LOMP Mining Equipment Schedule for Open Pit	180
Table 16.21 Stability Graph Analysis Results per Domain for HW and FW	181
Table 16.22 Maximum RaiseBbore Span for Mafic Domain	183
Table 16.23 Ground Support Quantity Estimates per Drive Profile	183
Table 16.24 Cable Bolting Requirements	184
Table 16.25 Mineralization Characteristics for Underground Mining Method Selection of Sunbird deposit	185
Table 16.26. Sunbird Underground Manning Requirement	188
Table 16.27 Sunbird Underground Equipment Requirements	188
Table 16.30 Geotechnical Recommendations for Design	189
Table 17.2 Summary of the Plant Design Criteria	196
Table 18.1 Electrical load estimates for the Séguéla Mine	215
Table 21.1 Estimated Annual Sustaining Capital Costs	228
Table 21.2 Life-of-Mine Operating Costs	229
Table 21.3 Agouti Operating Cost Estimate for the LOMP	230
Table 21.4 Ancien Operating Cost Estimate for the LOMP	230

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Table 21.5 Antenna Operating Cost Estimate for the LOMP	231
Table 21.6 Badior Operating Cost Estimate for the LOMP	231
Table 21.7 Boulder Operating Cost Estimate for the LOMP	232
Table 21.8 Koula Operating Cost Estimate for the LOMP	232
Table 21.9 Kingfisher Operating Cost Estimate for the LOMP	232
Table 21.10 Sunbird Open Pit Operating Cost Estimate for the LOMP	233
Table 21.11 Sunbird Underground Operating Cost Estimate for the LOMP	233
Table 21.12 Processing Operating Cost Estimate	234
Table 21.13 General & Administrative Cost Estimate	234

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Figures

Figure 2.1 Map Showing the Location of the Séguéla Mine	43
Figure 4.1 Séguéla Gold Mine – Permit and Deposit Locations	48
Figure 7.1 Regional Geological Map of the Leo-Man Shield of the West African Craton	56
Figure 7.2 Local Geology of the Séguéla Mine	58
Figure 7.3 Antenna Deposit Geology	59
Figure 7.4 Agouti and Boulder Deposit Geology	60
Figure 7.5 Structural Interpretation of the Boulder-Agouti Corridor over Ground/Aeromagnetic Imagery	61
Figure 7.6 Ancien Deposit Geology	62
Figure 7.7 Ancien Deposit Schematic Geological Cross-section	63
Figure 7.8 Koula Deposit Geology	64
Figure 7.9 Sunbird Deposit Geology	65
Figure 7.10 Badior Deposit Geology	67
Figure 7.11 Kingfisher Deposit Geology	68
Figure 7.12 Kestrel Deposit Geology	70
Figure 8.1 Schematic Representation of the Variety of Proposed Models for Orogenic Gold and Fluid Sources in the Crust	71
Figure 9.1 Xcalibur 2019/2020 Séguéla Aeromagnetics/Radiometrics Survey – Non-linear East Shade, Analytical Signal Imagery	74
Figure 9.2 Combined 2023 to 2025 Gradient Array IP Resistivity Imagery	75
Figure 9.3 Séguéla Prospects (yellow stars) Superimposed on Gridded Auger Gold Geochemistry	76
Figure 10.1 Collar Plan Showing Location of Newcrest Drill Holes by Type	79
Figure 10.2 Map Showing Location of Drilling Conducted by Roxgold Sango	80
Figure 10.3 Antenna Deposit Collar Plan Showing Drill Holes Used for Resource Estimation by Type	82
Figure 10.4 Ancien Deposit Collar Plan Showing Drill Holes Used for Resource Estimation by Type	83
Figure 10.5 Agouti Deposit Collar Plan Showing Drill Holes Used for Resource Estimation by Type	84
Figure 10.6 Boulder Deposit Collar Plan Showing Drill Holes Used for Resource Estimation by Type	85
Figure 10.7 Koula Deposit Collar Plan Showing Drill Holes Used for Resource Estimation by Type	86
Figure 10.8 Sunbird Deposit Collar Plan Showing Drill Holes Used for Resource Estimation by Type	87
Figure 10.9 Badior Deposit Collar Plan Showing Drill Holes Used for Resource Estimation by Type	88

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Figure 10.10 Kingfisher Deposit Collar Plan Showing Drill Holes Used for Resource Estimation by Type	89
Figure 10.11 Kestrel Deposit Collar Plan Showing Drill Holes Used for Resource Estimation by Type	90
Figure 14.1 Cross-Section Showing Geology of the Koula Deposit	126
Figure 14.2 Mineralization Wireframes – Koula Deposit	127
Figure 14.3 Cross-Section of Estimated Gold Grade Block Model vs Top Cut Drill Hole Composites for the Ancien Deposit	142
Figure 14.4 Swath Plot Analysis for Sunbird (Domain 5) and Comparative Log-Probability Plot	143
Figure 14.5 Cross-Section Showing Mineral Resource Classification for Kingfisher	146
Figure 16.1: Séguéla Open Pit and Underground Mining Area Layout	157
Figure 16.2 Pit Slope Design Elements, Geometries and Terminology	160
Figure 16.3 Agouti Ultimate Pit Design	169
Figure 16.4 Isometric view of Ancien Pit Design	169
Figure 16.5 Isometric view of Antenna Ultimate Pit Design	170
Figure 16.6 Isometric view of Badior Ultimate Pit Design	171
Figure 16.7 Isometric view of Boulder Ultimate Pit Designs	172
Figure 16.8 Isometric view of Kingfisher Ultimate Pit Designs	173
Figure 16.9 Isometric View of Koula Pit Designs	174
Figure 16.10 Isometric view of Sunbird Pit Design	175
Figure 16.11 Design for Sunbird Underground	187
Figure 16.12 Sunbird Open Pit and Underground Interaction	188
Figure 16.13 Underground Mine Layout Schematic	191
Figure 16.14 Isometric View of Ventilation Schematic	192
Figure 16.15 Integrated Schedule of Annual Mined Tonnes per Deposit	193
Figure 16.16 Séguéla LOMP Recovered Ounces and Feed Grade	194
Figure 17.1 Séguéla Gold Mine process flow	197
Figure 18.1 Layout of the Séguéla Gold Mine	204

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1	Summary

1.1	Introduction

This Technical Report (the Report) was prepared by Mr. Eric Chapman, P.Geo., Mr. Paul Weedon, MAIG, Mr. Raul Espinoza, FAusIMM (CP), Mr. Mathieu Veillette, P.Eng., and Ms. Ryda Pueng, P.Eng., for Fortuna Mining Corp. (Fortuna) on the Séguéla Gold Mine (the Séguéla Mine) within the Séguéla Project area, located in the Worodougou Region of the Woroba District, Côte d’Ivoire.

The Séguéla Mine is owned 90% by Fortuna, and 10% by the State of Côte d’Ivoire. The Séguéla Mine is operated by Fortuna’s in-country subsidiary, Roxgold Sango S.A.

The Report discloses updated Mineral Resource and Mineral Reserve estimates for the Séguéla Mine, including the first-time estimation of underground Mineral Reserves.

Costs are in US dollars (US$) unless otherwise indicated.

1.2	Property Description, Location and Access

The Séguéla Mine is located approximately 500 km from Abidjan, via major highways to the town of Séguéla. The operation has a relatively small surface infrastructure consisting primarily of the concentration plant, electrical power station, water storage facilities, tailings storage facility (TSF), waste dumps, stockpiles, and workshop facilities. The open pits are connected by unsealed roads. Additional structures located in the mine area include offices, dining hall, laboratory, core logging, and core storage warehouses.

The Séguéla Mine is accessible year-round by road vehicle. Bituminized national highways facilitate transport between Abidjan, Yamoussoukro, and the nearest major town, Séguéla (population c. 65,000). From Séguéla, unsealed roads provide access to the mine through the village of Fouio (population c. 3,000).

The Séguéla Project is located within a tropical savannah climatic region on the southern margin of the Sahel savannah. This climatic zone is typified by high average temperatures, and a distinct wet season and dry season. The average annual temperature for the Séguéla Mine area is 25.3°C, with an annual average rainfall of 1,268 mm. August and September are the wettest months of the year. Mining operations are conducted year-round.

The Séguéla Project occurs in a region of low forested hills, with elevations averaging 347 meters above sea level (masl). The vegetation of the region is tropical savannah woodland. The area surrounding the Séguéla Project is extensively cropped for cashews, and to a lesser extent, cacao.

1.3	Mineral Tenure, Surface Rights and Royalties

Roxgold Sango holds an exploitation permit (Permis d’Exploitation Minière No.56) and an exploration permit (Permis de Recherche Miniére No. 638).

The exploitation permit (Permis d’Exploitation No. 56) was granted by the Council of Ministers on December 9, 2020, and signed as a decree by the President of Côte d’Ivoire (Decree No.2020-960). This permit covers an area of 353.6 km2 and is valid for 10 years. The permit is thereafter renewable for successive 10-year periods. All the deposits are located on this permit.

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Permis de Recherche Miniére No. 638, which surrounds Permis d’Exploitation Minière No.56, is a three-year permit that Roxgold Sango has renewed twice and expires on October 18, 2026. The exploration permit covers an area of 193.36 km2. Provided minimum expenditure requirements are met, exploration permits in Côte d’Ivoire are subject to automatic grants of renewal applications for two terms of three years each, and a special third term of no more than two years.

Roxgold Sango obtained an Environmental Permit with respect to the Séguéla Mine on September 22, 2020.

1.4	History

The Séguéla permit (Permis de Recherche Miniére No. 252) was granted to a local Ivorian company, Geoservices CI in February 2012. The Project was subsequently transferred to a local Ivorian joint venture company, Mont Fouimba Resource (Mont Fouimba) in late 2012. In 2013 the permit was transferred to Apollo Consolidated Ltd (Apollo), which was the 51% shareholder in Mont Fouimba, with Geoservices CI holding the remaining 49% interest. In February 2016, Apollo announced the signing of an Option to Purchase Agreement by Newcrest Mining Ltd (Newcrest), for the Séguéla Project. Newcrest acquired the adjacent permit (Permis de Recherche Miniére No. 638) on October 19, 2016. In February 2017, the permit was transferred to LGL Exploration CI S.A; a wholly-owned Newcrest subsidiary. In April 2019, Roxgold Inc. (Roxgold) acquired the Séguéla Project from Newcrest through the acquisition of LGL Exploration CI S.A. In July 2021 Roxgold was acquired by Fortuna.

On July 23, 2020, Roxgold, through its wholly-owned local entity LGL Exploration CI SA, lodged an application for an exploitation permit (Permis d’Exploitation No. 56). Permis d’Exploitation No. 56 effectively replaced Permis de Recherche Miniére No. 252. LGL Exploration CI SA subsequently transferred Permis d’Exploitation No. 56 to Roxgold Sango by Ministerial Order dated May 25, 2021.

Prior to this period, there is evidence to suggest that the ground contained within permit no. 252 was held by Randgold Resources Limited (Randgold), with press releases from Apollo referring to trenching completed by Randgold over the Gabbro, Porphyry and Agouti prospects within the current permit limits.

Roxgold Sango commenced construction of the mine in September 2021 with commissioning activities starting in April 2023 and the first gold doré pour occurring on May 24, 2023.

1.5	Geology and Mineralization

The Séguéla Mine is situated within the Paleoproterozoic (Birimian) Baoule-Mossi Domain of the West African Craton. Two cycles of volcanism/sedimentation are recognized within the Birimian rocks of the Baoule-Mossi Domain; each followed by a period of orogenesis, and together described as the Eburnian Orogeny which is dated c. 2.19–2.08 Ga. Rocks of the Baoule-Mossi Domain are primarily polyphase granitoids, and volcano-sedimentary sequences forming granite-greenstone terranes. The first cycle of sedimentation and orogenesis (Eburnian 1) is described by the accumulation of volcanic and volcaniclastic rocks; then subsequently intruded by early-stage granitoids. Following a period of uplift and erosion, the Eburnian 2 cycle is described by the filling of intra-montaine basins with predominantly arenaceous sediments of the Tarkwaian

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Series. All deposits associated with the Séguéla Mine are considered to be examples of orogenic lode-style gold systems, typical across the Birimian of West Africa.

The Antenna deposit occurs within a greenstone package deposited during Eburnian 1, that comprises (west to east) an ultramafic hanging wall, which is in presumed fault contact with an interlayered package of felsic volcaniclastic rocks and flow banded rhyolitic units, which are then in contact with a mafic (basaltic) footwall unit. The faulted contacts between the mafic/ultramafic units and the felsic assemblage converge to the south of the deposit forming a wedge shape to the felsic package.

The Antenna deposit is hosted by a brittle-ductile quartz-albite vein stockwork predominantly contained within flow banded rhyolite units. The stockwork lode varies in width roughly in proportion with the widths of the rhyolitic units that host it (approximately 3–40 m) and extends over a strike length of approximately 1,350 m. Stockwork veins that host mineralization show two principal orientations: steep east-dipping and steep west-dipping. Veins in the steep west-dipping orientation range from ptygmatically folded to undeformed, while veins in the east-dipping direction may be variably boudinaged to undeformed. This evidence suggests syn-deformational emplacement of the vein sets during west and east movement along the main fault structures within the region. Mineralization occurs as free gold, associated with pyrite and pyrrhotite. Alteration assemblages associated with this mineralization assemblage vary from proximal intense silica–albite ± biotite ± chlorite alteration, through medial silica–albite–sericite ± chlorite assemblages, to more distal sericite-carbonate (ankerite/calcite) and carbonate-magnetite assemblages. Pyrite is the dominant sulfide associated with higher-grade mineralization within proximal alteration zones, while sulfide mineralogy is pyrrhotite-dominated in medial and distal assemblages and is associated with lower-grade gold mineralization.

The Ancien deposit is associated with an interpreted D2 sinistral shear zone, informally referred to as the Ancien shear, within the east domain and ranges in width between 5 m and 40 m along a 600 m strike length and remains open at depth beyond 450 m. The host lithologies comprise (from west to east) a chloritic pillow basalt footwall overlain by a foliated/sheared tholeiitic basalt unit, which is in turn overlain by a second chloritic pillow basalt hanging wall unit that is gradational into a coarser grained porphyritic basalt unit. Generally narrow quartz-feldspar–biotite porphyries crosscut and intrude all other lithologies and are interpreted as late-stage intrusions.

Both the Koula and Sunbird deposits are situated within the same package of mafic rocks as the Ancien deposit, which is informally referred to as the Ancien–Koula corridor. Similar to Ancien, both Koula and Sunbird are hosted within a strongly foliated/sheared thoeliitic basalt unit within a broader sequence of pillow basalt. The Koula deposit strikes for approximately 700 m with variable widths to 40m and remains open at depth beyond 600 m. Sunbird extends for a strike of 2 km with variable widths to 100 m, and remains open at depth beyond 800 m.

At the Ancien, Koula, and Sunbird deposits, significant mineralization is restricted to the more reactive and competent tholeiitic basalt unit and is best developed in zones of strong brittle–ductile brecciation and shearing, with selective sericite ± silica alteration and intense quartz and quartz–carbonate veining. Mineralization occurs as free gold, predominantly as small grains within microfractured milky-white quartz veins and associated with pyrite and lesser pyrrhotite at Ancien, that trends to being more pyrrhotite dominant at Koula. Lower-grade mineralization is also generally developed at the margins

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of felsic porphyries that intrude the tholeiitic basalt, and in zones of increased brecciation and veining within these porphyries.

The Boulder and Agouti deposits are located within a distinct northerly-trending litho-structural corridor that extends from Boulder in the south to the Gabbro prospect in the north. Regional mapping has defined a broad package of pillow basalts and intercalated basaltic sediments, flanked to the west by a discontinuous gabbro unit and regionally extensive doleritic sequence. The basaltic units are extensively intruded by quartz–feldspar–biotite porphyritic felsic intrusions.

Gold mineralization at the Boulder and Agouti deposits is associated with strongly foliated or mylonitized, quartz/quartz–carbonate veined basalt and the margins of the felsic intrusions. Lower-grade mineralization generally occurs internal to the felsic intrusions where they are brecciated or extensively veined. The highest gold grades generally correlate with the intersection of north northeast and northwest trending structures. Mineralization occurs as free gold within a network of milky white quartz veins and associated with foliation or quartz/quartz–carbonate vein-controlled pyrite and minor pyrrhotite. Boulder extends along strike for approximately 500 m with variable widths to 70 m, and remains open at depth beyond 300 m. Agouti consists of three dominant veins arranged in en-echelon fashion, extending over approximately 600 m across variable widths to 40 m and remains open at depth beyond 300 m.

Badior is a deposit located within the West Domain, approximately 5 km north of the Antenna open pit. Gold mineralization at Badior is hosted within sheared volcaniclastic rocks, where deformation has been focused into discrete shear zones during Late Eburnean dextral reactivation (D2). Badior extends for approximately 300 m strike with a width to 30 m and remains open at depth beyond 250 m.

In terms of mineralization style, Badior is more closely analogous to the shear-hosted volcaniclastic and mafic-hosted deposits in the East Domain (Ancien, Koula and Sunbird). This demonstrates that host rock rheology contrasts and dilationary structural settings play a more important role in focusing mineralization at Séguéla than individual lithologies or position within the overall volcano-sedimentary pile, and the West Domain remains highly prospective for the discovery of further mineralization.

The Kingfisher deposit is located within the East Domain approximately 1 km east of the Sunbird deposit on the faulted contact between two mafic units. This contact represents a first-order structural boundary within the district and is interpreted to represent a D1 thrust fault, which has acted as a locus for deformation and fluid flow during D2 reactivation. Kingfisher has a strike length of approximately 2 km across a width to 80 m and remains open at depth beyond 450 m.

Gold mineralization at Kingfisher is analogous to that at Boulder and Agouti, in that it is predominantly hosted within felsic intrusive bodies that have been intensely sheared and fractured along a major geological contact. The felsic intrusive rocks constitute competent rheological units relative to the adjacent mafic rocks, localizing strain during D2 dextral reactivation and promoting the development of broad zones of brittle–ductile deformation, quartz ± carbonate veining and associated gold mineralization.

Kestrel is a small satellite deposit located approximately 300 m south–southeast of the southern rim of the Antenna pit. The deposit is coincident with a series of north northeast trending shallow artisanal pits exploiting narrow, discontinuous quartz veins.

Kestrel is located within the East Domain, less than 200 m east of the West Domain boundary and is hosted by sheared and altered mafic rocks within the Ancien–Koula

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corridor. Gold mineralization at Kestrel is analogous to that at Koula and Sunbird and is best developed in discrete zones of strong shearing, biotite-sericite-(silica)-(pyrite) alteration and intense recrystallized quartz/quartz–carbonate veining. Mineralization occurs as free gold, predominantly as small grains within recrystallized and microfractured milky-white quartz veins, with individual veins up to 3 m wide.

Mineralization manifests as two narrow sub-parallel, north–northeast striking, vertical to steeply east-dipping lenses across a 20 m zone, which have been intersected by drilling over a strike length of approximately 350 m and to approximately 200 m vertical depth. The western lens is generally better developed and continuous than the subsidiary eastern lens. Mineralization is interpreted to be controlled by a subtle dilationary dextral flexure (D2 reactivation) along a regional northerly trending D1 shear zone.

1.6	Exploration, Drilling and Sampling

Exploration was undertaken by Randgold (pre-2012), Apollo (2012–2016), Newcrest (2016–2017) and Roxgold Sango (2019 onwards).

Exploration activity included construction of a 40-person exploration camp and core storage/logging facilities, geological mapping, purchase and interpretation of aeromagnetic data, soil, trench, and artisanal dump sampling, and aircore (AC) and reverse circulation (RC) drilling. Xcalibur Airborne Geophysics Pty Ltd of South Africa conducted an aeromagnetic survey across the project area in December 2019 and January 2020, with the results used to further enhance the prospectivity mapping and structural understanding of the mineralization controls.

As of the data cut-off date at June 30, 2025, Roxgold Sango has completed 326,705 m of RC and core drilling (DD) since Roxgold Inc.’s acquisition of the Séguéla Project in April 2019 from Newcrest. Roxgold Sango has an ongoing program of reconnaissance AC and RC drilling across the Project area as new prospects are identified. Those prospects that demonstrate suitable mineral continuity and grade are advanced with additional drilling to improve confidence and to provide samples for metallurgical and geotechnical testing. Prospects that have advanced to resource definition (RC and DD) drilling include the Antenna, Ancien, Agouti, Badior, Boulder, Kestrel, Kingfisher, Koula and Sunbird deposits. Core drilling typically uses HQ sized core (63.5 mm diameter) until the final hole depth is reached. A reduction to NQ (47.6 mm diameter) may rarely be required if poor ground conditions are encountered. Downhole deviation was monitored using a Reflex Instruments device at 12-m intervals and then at 30-m intervals thereafter. Core recoveries are high, averaging 99%, reflecting the competent nature of the host lithologies.

Drill collar surveys are first surveyed using a handheld global positioning system (GPS) instrument, before a more accurate survey is carried out using a site based differential global positioning system (DGPS) instrument that was calibrated with the regional geodesic system.

Downhole surveys generally used Reflex EZ-GYRO downhole camera, with the Reflex EZ-SHOT retained for backup and survey check purposes. Instruments were provided by the drilling contractor and calibrated prior to use on site.

DD holes were generally drilled on patterns of 25 to 30 m centers to support potential classification as Indicated Mineral Resources and approximately 50 m centers for Inferred Mineral Resources.

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Sampling of core was performed by Roxgold Sango personnel. From the drill site, core was transported by truck to a secure logging facility at the field office where it was photographed and logged by a geologist. Selective sampling was employed where, at the discretion of the geologist, samples were collected from visible alteration or vein zones outside of the expected intercepts. All core was sampled at 1.0 m intervals, except where a significant geological change occurred. Core was cut in half lengthwise using an electrical rock saw. Half of the sample was placed inside a labelled plastic sample bag. The remaining half was returned to the core box for archiving. Samples were then inserted into woven polypropylene bags prior to being transported by truck to the preparation and assay laboratory.

Roxgold Sango implemented logging into Maxwell LogChief data capture software in 2019, enabling the direct capture and traceability of logging data via dropdown menus and pre-set codes to promote data hygiene. Prior to 2019, all logging was onto pre-set excel spreadsheets before importation into the database. Reviews of the logging data and associated model interpretation are carried out on a regular basis by the site senior geological team and on each QP site visit.

Samples were submitted to ALS Global Laboratories (ALS) in Yamoussoukro for preparation and analysis. Core samples received by ALS are passed through a primary crush via oscillating jaw crushers to a >70% pass through a <2 mm size. The AC, RC and DD samples are then passed through a riffle splitter to achieve a 250 g split. The split material is pulverized in its entirety to a >85% pass through 75 µm. The pulp is then rolled on a plastic sheet for homogenization, and an aliquot is taken to fill a paper Geochem bag (approximately 200 g).

Prepared samples from the Yamoussoukro laboratory were shipped via commercial courier to ALS’s analytical facilities in either Ouagadougou, Burkina Faso, or Kumasi, Ghana.

Samples submitted for assay were analyzed by ALS by fire assay of a 50 g charge using an atomic absorption spectroscopy (AAS) finish (ALS code Au-AA24). Samples returning >10,000 ppb Au were reanalyzed by fire assay of a 50 g charge with a gravimetric finish (ALS code Au-GRA22). From December 2019, all samples with visible gold noted in drill hole logging or returning >50,000 ppb Au from the routine fire assay analysis, were also analyzed by the screen fire assay technique (ALS code Au_SCR24 – 106 µm metal screen) to determine the percentage of gold present in the coarse fraction versus the fine fraction. These analytical techniques are considered total and appropriate for the style of mineralization. Results of the screen fire analysis as of the effective report date indicate a reasonable correlation with the primary fire assay analysis.

ALS are independent of Roxgold Sango. ALS maintain certification in accordance with the most relevant quality certification standards for the activities which they undertake, namely ISO9001:2015 for survey/inspection activity and ISO 17025:2005 UKAS ref 4028 for laboratory analysis. Other than initial sample collection splitting and bagging at the Séguéla Mine, Roxgold Sango personnel and its consultants and contractors were not involved in the laboratory sample preparation and analysis.

Assay data are electronically reported from the laboratory in Microsoft Excel and pdf format and imported into the database after validation, along with the corresponding assay certificates.

The quality assurance/quality control (QAQC) program involves establishing appropriate procedures and the routine insertion of certified reference material (CRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Evaluation

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of the QA/QC data indicates that the analytical data are sufficiently accurate and precise to support the Mineral Resource and Mineral Reserve estimation.

1.7	Data Verification

Site visits were completed. The QPs individually reviewed the information in their areas of expertise and concluded that the information supported Mineral Resource and Mineral Reserve estimation and could be used in mine planning and economic analysis that supports the operation.

1.8	Mineral Processing and Metallurgical Testing

Roxgold Sango has undertaken comprehensive mineral processing and metallurgical testwork to characterize the metallurgical responses of mineral deposits from the Séguéla Mine and to support the development of a robust process flowsheet. Comminution and metallurgical testwork have been completed on samples from the Antenna, Agouti, Ancien, Badior, Boulder, Kestrel, Koula, Sunbird (open pit and underground), and Kingfisher deposits, as well as the Gabbro North prospect, representing both the principal sources of mill feed as well as selected satellite deposits.

An early phase of metallurgical assessment was completed in 2018 by the previous project owner, Newcrest, through Leachwell assay testwork conducted on 61 drill core samples from hole SGDD001 at the Antenna deposit. Comparison of Leachwell assay results with conventional fire assay gold grades demonstrated a nearly 1:1 correlation, confirming that the ore is non-refractory and amenable to conventional cyanide leaching. These results provided the initial basis for adopting a Carbon-In-Leach (CIL) based processing strategy for the project.

Subsequently, a series of formal metallurgical testwork programs were completed at ALS Metallurgy in Balcatta, Perth, Western Australia, under the supervision of Roxgold and Roxgold Sango. These programs were conducted between 2019 and 2025 and encompassed progressive stages of project development.

The Antenna deposit was expected to constitute the primary source of mill feed in the initial years of operation. Accordingly, the Antenna deposit mineralization was examined more comprehensively and forms the basis for the selection of key process design criteria and flowsheet development. Comminution and metallurgical testwork on satellite deposits including Agouti, Ancien, Badior, Boulder, Kestrel, Koula, Sunbird, and Kingfisher deposits were undertaken to evaluate metallurgical variability responses relative to the primary Antenna deposit and to support Mineral Resource and Mineral Reserve estimation.

Tests conducted thus far include comminution testwork, head assays, mineralogical analysis, grind establishment, gravity gold recovery, cyanide leaching, flotation, carbon adsorption, oxygen uptake, preg-robbing assessment, cyanide detox, sedimentation, rheology, and acid mine drainage.

The samples tested were reasonably competent, with Bond rod mill work indices ranging from 19.8 to 24.5 kWh/t. The Bond ball mill work indices varied from 12.9 to 21.1 kWh/t, with Sunbird and Agouti at the lower end of the range, indicating softer material. The results indicate that mineralization is amenable to a simple comminution circuit design.

Testwork demonstrated that leaching is substantially complete within 24 hours, with no evidence of preg-robbing or refractory characteristics in the metallurgical samples tested.

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Furthermore, the results indicate a rapid initial leaching rate, with more than 80% of the stage extraction achieved within the first two hours of cyanidation. Gravity concentration plays an important role in accelerating leach kinetics. The highest gold recovery was achieved in tests incorporating gravity recovery and elevated dissolved oxygen levels throughout the duration of the leach.

The mineralization tested across all deposits exhibited a degree of grind sensitivity with an optimal grind size of 75 µm selected for all extraction test work. The results of that program were very encouraging, indicating free milling of the ore with good leach kinetics and overall recoveries higher than 94% after 24 hours.

A single-stage semi-autogenous grinding (SAG) circuit, followed by gravity concentration and cyanidation of the gravity tailings, was adopted for the process plant.

1.9	Mineral Resources

Roxgold Sango and Fortuna staff, under the supervision of the QP, completed Mineral Resource estimates for the Antenna, Ancien, Agouti, Badior, Boulder, Kestrel, Kingfisher, Koula, and Sunbird deposits based on the drill hole data available to June 30, 2025 and reported as at December 31, 2025, taking into account production-related depletion to this date.

The Mineral Resource estimates incorporate data from RC and DD holes comprising 397,938 m of drilling from 4,526 holes. Drill hole spacings range nominally from 50 x 50 m to 25 x 25 m within the modelled areas.

Modelling used a nominal cut-off grade of 0.2 g/t Au to define mineralization volumes. Minimum downhole thicknesses required for inclusion were set at a nominal 2 m, with maximum internal dilution also set at 2 m.

Strings were generated for the Agouti, Boulder Ancien and Koula deposits using downhole assay data to enclose mineralized envelopes. Three-dimensional solid wireframes were then constructed using Surpac or Studio RM, imported into Studio RM, and validated to ensure that where the wireframes were intersected by a drill hole, the solids were “snapped” to the corresponding assay intervals.

Mineralized domains for the Antenna, Badior, Kestrel, Kingfisher and Sunbird deposits were modeled using the ‘vein’ function in Leapfrog Geo. Modelled domains were imported into Studio RM, validated to ensure volume integrity, and that wireframes were snapped to drilling.

Geostatistical exploratory data analysis, variogram modelling and Mineral Resource model validation were conducted using Snowden Supervisor software.

The Mineral Resource model gold grades were estimated using a combination of ordinary kriging and inverse distance weighting methods and a multiple pass approach to inform the models. Grade estimates were visually validated by sectional comparison and through statistical approaches that encompass traditional validation methods, such as swath plots comparing composite and block model values for each deposit.

Models and drill hole data use the WGS84 (Zone 29N) coordinate system. The Antenna, Ancien, Badior, Kestrel, Kingfisher, Koula and Sunbird block models used parent cell sizes of 5 x 5 x 5 m while Agouti and Boulder were based on 10 x 10 x 5 m block sizes, oriented variously along the ordinate axes to best align with the strike of the mineralization, with subcelling used to ensure exact filling of the domain wireframes. After gold grades were estimated and densities assigned to the subcelled model, the blocks

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were regularized to the parent cell size to represent the planned selective mining unit (SMU) size.

Density values were assigned to the Mineral Resource models based on ascribed oxidization state and lithological unit, with mineralization being assigned the density of its predominant host. A density of between 1.2 and 1.8 t/m3 was assigned to transported and alluvial sediments, with a range of 1.8 and 2.5 t/m3 assigned to the oxidized weathered profile and a range of 2.67 and 3.20 t/m3 assigned to fresh rock lithologies.

The Mineral Resource estimates were reported constrained by pit optimizations generated in Deswik, and were based on the following parameters:

•	Assumed gold price of $2,600/oz.

•	Processing recovery of 93.5%, except Badior where a recovery of 91.5% was applied.

•	Antenna, Ancien and Koula were designed with inter-ramp angles of 24.1° to 38.1° for oxide and overburden materials, 42.9° for transitional material, and 59.6° for fresh material. Agouti, Badior, Boulder, Kestrel, Kingfisher and Sunbird pits were designed with inter-ramp angles of 30.6° to 38.1° for oxide, 42.9° for transitional, and 59.6° for fresh material.

•	Surface mining costs ranging from $3.09/t to $5.74/t based on the pit location relative to the run-of-mine (ROM) pad and average total processing costs (including G&A) of $37.49/t processed.

•	Selling costs which include:

o	8.6% royalty on revenue, comprised of 8% to the State, based on a gold price at the time of selling greater than $2,000/oz and 0.6% to Franco Nevada.

o	0.5% community development tax.

o	Refining and transport costs of $7.00/oz with a payability of 99%.

Drilling has demonstrated that mineralization continues at reasonable widths and elevated grades below the defined pits at the Ancien, Koula, Kingfisher and Sunbird deposits.

The underground potential below these four pits was tested using the mineable shape optimizer (MSO) tool within Datamine software.

Parameters used were the same as for the open pit estimates, except for the following:

•	A 1.89 g/t Au cut-off grade for the Sunbird deposit, 2.32 g/t Au for Koula and Kingfisher, and 2.41 g/t Au cut-off grade for the Ancien deposit based on historical operational costs at the Yaramoko Gold Mine, bench-marked against a first principal cost model exercise completed by Roxgold Sango.

•	Underground mining costs of $84.56/t.

•	1.8 m minimum mining width.

•	Total stope shape minimum mining width of 3.0 m.

•	20 m length stopes along strike and 20 m level spacing.

•	10 m minimum mineable stope strike length.

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The Mineral Resource models were classified into Indicated and Inferred Mineral Resource categories based on analysis of the following criteria: number of samples informing the estimate, sample spacing, average sample distance, kriging efficiency and slope of regression outputs, drill hole and sample QAQC thresholds, geological confidence in modelled interpretations, grade continuity, and level of geological understanding at each deposit.

The Mineral Resources are reported insitu, on a 100% basis, using the 2014 CIM Definition Standards, exclusive of those Mineral Resources converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Fortuna holds a 90% interest in the Séguéla Gold Mine. The remaining 10% interest is held by the State of Côte d’Ivoire. A summary of the Mineral Resources is presented in Table 1.1.

Table 1.1 Mineral Resources exclusive of Mineral Reserves for the Séguéla Mine

Classification	Mining Method	Tonnes (Mt)	Au (g/t)	Au (koz)
Indicated	Open pit	3.18	2.03	207
	Underground	1.98	4.00	254
	Total Indicated Mineral Resources	5.16	2.78	461
Inferred	Open pit	6.58	1.91	403
	Underground	2.59	3.98	332
	Total Inferred Mineral Resources	9.17	2.50	736

Notes to accompany Mineral Resource table:

•	Mr. Eric Chapman, P.Geo., is the Qualified Person responsible for Mineral Resources, and is a full-time employee of Fortuna.

•	Mineral Resources are reported using the 2014 CIM Definition Standards.

•	Mineral Resources are reported on a 100% basis as of December 31, 2025. Fortuna holds a 90% interest in the Séguéla Gold Mine. The remaining 10% interest is held by the State of Côte d’Ivoire.

•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

•	Mineral Resources potentially amenable to open pit mining methods are reported at gold grade cut-offs of 0.65 g/t Au for Antenna, 0.64 g/t Au for Koula, 0.66 g/t Au for Kestrel, Boulder, Sunbird, and Kingfisher; 0.68 g/t Au for Agouti; and 0.73 g/t Au for Ancien and Badior. Mineral resources are constrained within optimized pit shells.

•	Underground Mineral Resources are reported within optimized stope shapes based on a longhole stoping mining method at cut-off grades of 1.89 g/t Au for Sunbird, 2.32 g/t Au for Koula and Kingfisher, and 2.41 g/t Au for Ancien.

•	Mineral Resources are based on a gold price of US$2,600/oz.

•	All figures have been rounded to reflect the relative accuracy of the estimates and totals may not add due to rounding.

Factors that could materially affect the estimates include changes in metal price and foreign exchange assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution, and mining recovery; and assumptions regarding continued ability to access the site, retention of mineral and surface rights titles, maintenance of environmental and other regulatory permits, obtaining Ministerial approval to include underground mining as a mining method; and obtaining approval to update its Environmental and Social Impact Assessment permit to include underground mining; and the social license to operate.

There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Resources that are not discussed in this Report.

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1.10	Mineral Reserves

The Mineral Reserve estimate has an effective date of December 31, 2025, and reported using the 2014 CIM Definition Standards.

Mineral Reserves are based on conversion of Indicated Mineral Resources to Probable Mineral Reserves within the final pit designs guided by the ultimate pit shells generated from open pit optimizations at a gold price of $2,300/oz Au. Each deposit has undergone pit optimization, detailed mine design, mine scheduling, and cashflow analysis, demonstrating a technically achievable and economically viable mine plan supporting the Mineral Reserve estimate.

The Mineral Reserves are reported inclusive of mining dilution and mining recovery represented by regularizing the block models to an appropriate SMU size. For the underground Mineral Reserves, the estimate assumes a combination of longhole open stoping (LHOS) and long hole open stoping with selective cement rock fill (LHOS-CRF). The underground mine design was guided by orebody geometry, grade distribution and rock mass conditions, and included the establishment of an initial cut-off grade and application of Deswik stope shape optimizer (SSO) software to define economically mineable stopes for inclusion in the final stope designs.

Proven Mineral Reserves are estimated for stockpiled material. All Inferred Mineral Resources were treated as non-revenue generating waste rock.

Mineral Reserves are reported in Table 1.2 at the point of delivery to the process plant, using the 2014 CIM Definition Standards, on a 100% basis.

Table 1.2 Mineral Reserves for the Séguéla Mine

Classification	Mining Method	Deposit	Tonnes (Mt)	Au (g/t)	Au (koz)
Proven	n/a	Stockpile	0.63	1.39	28
		Subtotal	0.63	1.39	28
Probable	Open pit	Agouti	0.75	2.61	63
		Ancien	1.12	4.24	152
		Antenna	2.40	2.17	167
		Badior	0.40	4.25	55
		Boulder	0.53	1.88	32
		Kingfisher	3.50	2.28	257
		Koula	0.76	5.35	130
		Sunbird	2.41	3.31	256
		Subtotal	11.87	2.92	1,114
	Underground	Sunbird	3.47	3.60	401
	Subtotal		15.33	3.07	1,515
Proven + Probable Reserves			15.96	3.01	1,543

Notes to accompany Mineral Reserve table:

•	Mr. Raul Espinoza, FAusIMM (CP), is the Qualified Person responsible for Mineral Reserves, and is a full-time employee of Fortuna.

•	Mineral Reserves are reported using the 2014 CIM Definition Standards.

•	Mineral Reserves are reported in-situ, on a 100% basis as of December 31, 2025. Fortuna holds a 90% interest in the Séguéla Gold Mine. The remaining 10% interest is held by the State of Côte d’Ivoire.

•	Mineral Resources are reported from a regularized block model derived from the original sub-blocked model to account for artisanal mining dilution.

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•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

•	Open Pit Mineral Reserves are reported at an incremental gold grade cut-offs of 0.73 g/t Au for Antenna and Koula, 0.74 g/t for Sunbird, 0.75 g/t Au for Boulder and Kingfisher, 0.76 g/t Au for Agouti, and 0.83 g/t Au for Ancien and Badior deposits. These estimates are based on a gold price of US$2,300/oz, metallurgical recovery rates of 93.5% (except for Badior at 91.5%), ex-pit mining costs ranging from US$3.09/t to US$5.74/t, haul incremental ranging from 3.62 $/t to 10.06 $/t based on the pit’s geographical location in relation to the ROM Pad, processing costs of US$21.28/t, general and administrative (G&A) costs of US$16.21/t, and sustaining capital of US$4.37/t.

•	Underground Mineral Reserves are reported at breakeven cut-off grade of 2.14 g/t Au. The estimate is based on a gold price of US$2,300/oz, metallurgical recovery of 93.5%, processing costs of $21.82/t and G&A costs of 23.34/t, Underground mining recovery is estimated at 95% and 100% for sill drifts. A mining dilution factor of 10% has been applied for sill drifts, and a 0.5m dilution skin applied to underground stopes.

•	Totals may not add due to rounding .

Factors which may affect the Mineral Reserve estimates include:

•	Metal price and exchange rate assumptions.

•	Changes to metallurgical recovery assumptions.

•	Changes to the input assumptions used to derive the mineable shapes applicable to the open pit mining methods used to constrain the estimates.

•	Changes to the forecast dilution and mining recovery assumptions.

•	Changes to the cut-off grades applied to the estimates.

•	Variations in geotechnical, hydrogeological and mining method assumptions.

•	Obtaining Ministerial approval to include underground mining as a mining method.

•	Obtaining approval to update its Environmental and Social Impact Assessment permit to include underground mining; and the social license to operate

1.11	Mining Methods

Eight deposits, Antenna, Ancien, Agouti, Boulder, Koula, Badior, Kingfisher and Sunbird, are scheduled for mining in the life-of mine-plan (LOMP). The overall mining and production strategy is designed to maintain production throughput of 1.75 Mtpa, by sequencing multiple open pits along with underground mining at the Sunbird deposit using LHOS and LHOS-CRF. Processing feed is scheduled based on grade, operational requirements, plant throughput and material characteristics.

The integrated mine schedule delivers approximately 16 Mt of ore at an average grade of 3.01 g/t Au to the process plant over a nine-year mine life.

Surface mining activities are carried out by a mining contractor using conventional drill-and-blast, load, and haul methods. Drilling and blasting are applied to oxide, transitional, and fresh mineralized material, as well as waste, followed by conventional truck and excavator operations for material movement within the pits. Limited free-digging has been assumed for some oxide material; however, drilling and blasting generally apply across all material types. Bench heights for both ore and waste are assumed to be 10 m, with ore blasted to a 5 m depth and extracted in two 2.5 m flitches, consistent with the capabilities of the mining equipment. Where practicable, 10 m bench heights are applied during high stripping phases at an appropriate stand-off distance from known mineralization.

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Open pit fleet requirements for execution of the 2026 LOMP include two 200-t excavators, one 120-t excavator, two 100-t excavators, two 80-t excavators, one 50-t excavator, and twenty-two 90-t haul trucks. The underground mining project envisages the use of three twin-boom jumbos, two longhole drills, three LH517 loaders, and three TH663 haul trucks.

For hub and near-surface deposits, ore is hauled directly from the benches to the ROM pad using mining trucks. For more distant pits, including Ancien and Badior, ore is hauled to ex-pit stockpiles and subsequently rehandled to the ROM pad using rigid tipper trucks. The mining contractor reclaims ore from the ROM stockpiles using a front-end loader in accordance with a predefined feed plan to maintain the planned mill feed grade.

The integrated open pit–underground mining schedule incorporates a series of constraints to ensure that the schedule is practical and operationally achievable. Key constraints include a maximum open pit mining rate of 30,000 bank cubic meters (bcm) per day during the first two years (2026–2027), prior to the commencement of underground mining in 2028. Additional constraints include a maximum plant throughput of 1.75 Mtpa, a maximum ROM stockpile capacity of 1.0 Mt for lower-grade open pit material, an underground development rate limited to 12 m per day, and a maximum underground haulage capacity of 1,250 tpd from stopes.

1.12	Processing and Recovery Methods

The processing facilities comprise a primary crushing circuit followed by a single-stage SAG milling circuit.

Ore is drawn from the ROM bin via an apron feeder, scalped via a vibrating grizzly with the undersize reporting directly to the crusher discharge conveyor and the oversize reporting to a primary jaw crusher for size reduction. All crushed and scalped material is conveyed to a surge bin that overflows to a dead stockpile.

The mill operates in closed circuit with hydrocyclones, with cyclone underflow returning to the mill feed. A portion of the cyclone underflow is fed to the gravity circuit for recovery of gravity gold. The gravity tailings flow to the cyclone feed hopper, while the gravity concentrates report to an intensive leach circuit. Gold in solution is recovered in a dedicated electrowinning system.

Screened cyclone overflow is thickened prior to the carbon-in-leach (CIL) circuit. Loaded carbon pumped from the CIL circuit is stripped by the split Anglo American Research Laboratories (AARL) method. The resultant gold in solution is recovered by electrowinning. Recovered gold sludge from the cathodes is filtered, dried, and smelted in a furnace to produce doré bars.

The QP considers process requirements to be well understood, and consistent based on the actual observed conditions in the operating plant. Operational data collected prior to the data cut-off date indicates consistently strong recovery, averaging 93.5%, at an average mill feed rate of 200 t/h and a head grade of 3.01 g/t Au. There is no indication that the characteristics of the material planned for mining will change and therefore the recovery assumptions applied for future mining are considered as reasonable for the LOMP.

1.13	Infrastructure

The infrastructure and services adequately support the current operations and planned open pit operations, as well as the processing plant. This infrastructure consists of a process plant, a mine service area (offices, workshops, and a warehouse), a TSF, a water

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storage facility, waste rock dumps, mine access and haulage roads, an explosives magazine, an electrical grid connection, and an accommodation camp.

The tailings system consists of two parallel lines (one for tailings delivery and the other for process water return) and associated pumps. The TSF is a side-valley storage formed by two multi-zoned earth-fill embankments with a high-density polyethylene (HDPE) geomembrane liner, designed to accommodate up to 27 Mt of tailings, and built using the downstream construction methodology. The TSF was designed to comply with the Australian National Committee on Large Dams (ANCOLD) guidelines and is transitioning to comply with the Global Industry Standard of Tailings Management (GISTM) criteria. The TSF has more than sufficient capacity for the new updated LOMP.

A water storage dam supplied with runoff water and mine dewatering is the main collection and storage pond for clean raw and make-up process water.

Power supply is through a connection to the Compagnie Ivoiriennne d’Electricite (CIE) grid by a 2,400 m tee into the 90 kV powerline from the Laboa to Séguéla substation. The Séguéla substation is fed via an existing 90 kV transmission line from the 225/90 kV Laboa substation. The Laboa substation is part of a 225 kV ring main system around the country where various sources of generation are connected and, being a large ring main, offers a great deal of redundancy at 225 kV. The grid supply from Côte d’Ivoire is, by world standards, economically priced and much more financially favorable than other options including self-generation as the tariff is based on a mix of hydro and thermal generation with a large portion of hydro. However, in the event of power loss or power shedding from CIE, both the accommodation camp and processing plant is equipped with back-up generators.

The QP is confident that all mine and process infrastructure and supporting facilities are included in the present general layout to ensure that they meet the needs of the mine plan and production rate.

1.14	Market Studies and Contracts

Gold is a freely traded commodity on the world market for which there is a steady demand from numerous buyers.

The Fortuna financial department provides the mine with gold price projections for inclusion in budget and business plan preparations. Pricing is based on long-term analyst and bank forecasts, with a gold price of $2,300/oz used for estimating Mineral Reserves and cash flow analysis and $2,600/oz for estimating Mineral Resources.

A contract is in place with METALOR Technologies S.A. for the receipt of gold doré from Roxgold Sango, to process/refine and either to buy or transfer the precious metal to a metal account designated by Roxgold Sango.

A contract is in place with Mota-Engil Cote d'Ivoire (Mota-Engil) to conduct mining services on behalf of Roxgold Sango and consists of ROM feed, mine development, grade control drilling, drill and blast, and load and haul activities.

Contracts are in place with Tseebo Solutions Group Proprietary Limited, Total Energies, Cote d’Ivoire Energies, Group 4 Securities and SGS laboratory testing services to provide catering services, fuel supply, power supply, security services, and metallurgical assaying and testing.

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1.15	Environmental Studies and Permitting

Roxgold Sango contracted the consulting firm Cabinet d’Etudes, Conseils d’Assistance et de Formation (CECAF) International to undertake the project baseline studies and compile the initial environmental and social impact assessment (ESIA) required to obtain the environmental decree. The ESIA identifies the potential social and environmental impacts of the development of the project and proposed mitigation measures. Part of the ESIA included the development of a conceptual resettlement action plan which was necessary for any physical or economic displacement of people or communities as a result of the project’s development as well as a conceptual mine closure plan.

Following environmental and social studies, public consultations, and governmental examination, the ESIA for the Séguéla Mine was approved by the Ministry of Environment and Sustainable Development by decree signed on September 22, 2020 (Decree No.00261/MINEDD/ANDE dated September 22, 2020, an ESIA approval for the exploitation of a gold mine in Séguéla department). This decree allowed the mine to be built and exploited in accordance with the conditions listed in the environmental permit application file and the decree.

A second ESIA was undertaken to permit the exploitation of new satellite open pits. Environmental and social studies commenced in 2024, with public consultations and examination by the applicable governmental authorities in 2025, resulting in approval by the ministry in charge of Environment through Decree N° 378/MINEDDTE/ANDE on August 8, 2025. This ESIA allows the Séguéla Mine to expand its open pit mining operations to cover a total of 10 open pit complexes (Ancien, Antenna, Agouti, Badior, Boulder, Kestrel, Kingfisher, Koula, Gabbro North, and Sunbird) and continue processing using its existing processing plant, TSF, and associated infrastructure.

A study was completed in 2025 on the potential for an underground mine in conjunction with an open pit mine at the Sunbird deposit, with a more detailed study planned in 2026. Based on these studies, Roxgold Sango plans to submit applications to the relevant authorities in 2026 to permit Sunbird underground mining, including updating existing ESIAs or undertaking a new ESIA for the underground project. Sunbird underground mining is anticipated to become fully permitted by 2027.

Artisanal and small-scale mining (ASM) activities in the Séguéla Project area and its surroundings can be characterized as unauthorized, dispersed, intermittent and unmechanized. As at the Report effective, there is no permanent illegal or authorized ASM settlements on the identified deposits of the Séguéla Mine or nearby, with only a few hundred ASM miners present from time to time in the Project area outside of the mining operation areas.

The implementation of a stakeholder management plan has ensured good relationships between Roxgold Sango and the local authorities, village leaders and landowners. In addition, regular monitoring of the occupancy of the land around the deposits and prospects and the intervention of the authorities to avoid the establishment of organized ASM has led to an effective control of the ASM activities in the Séguéla mining area.

As at the Report effective date, the projected total cost required to close present and future infrastructure is $15.1 million as developed from the conceptual mine closure plans included in both ESIAs prepared by Roxgold Sango with the assistance of specialist consultants CECAF International and Trajectory. This estimate covers closure costs associated with all open pit deposits. Closure costs for underground mining at Sunbird

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will be estimated as part of the technical studies undertaken for the Sunbird underground ESIA planned in 2026 and 2027.

1.16	Sustaining Capital and Operating Costs

Sustaining capital and operating cost estimates are based on the established cost experience derived from current operations, projected budgets, and quotes from manufacturers and suppliers. Overall, the cost estimation is of sufficient detail that, with the current experience of operating at the Séguéla Mine, Mineral Reserves can be declared.

The total sustaining capital cost through the LOMP is estimated to be $292 million. In addition, non-sustaining capital expenditures of approximately $15.8 million in 2026 and $36.1 million in 2027 are required to support underground mine development and associated infrastructure.

Sustaining capital cost requirements over the LOMP include mine development requirements for each deposit, waste capitalized stripping, minor mine equipment, plant equipment, permits and others to maintain the mine and plant facilities to ensure continuity of the operation. These capital costs are divided into four main areas: mine development, capitalized stripping, brownfields exploration, and equipment and infrastructure. Brownfield exploration involves the investigation of areas to increase confidence in estimated Mineral Resources with infill delineation drilling included in these costs.

Total estimated LOMP operating costs average $100.61/t processed for open pit operations and $129.18/t processed for underground operations.

1.17	Economic Analysis

Fortuna is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 of Form 43-101F1 -Technical Reports for technical reports on properties currently in production and where no material production expansion is planned.

The Mineral Reserve estimates in this Report are supported by a positive discounted cashflow for the period set out in the LOMP.

1.18	Conclusions

The conversion of Mineral Resources to Mineral Reserves was undertaken using industry-recognized methods, and estimated operational costs, capital costs, and plant performance data.

Under the assumptions presented in this Report, the Séguéla Mine has a positive cash flow, and Mineral Reserve estimates can be supported.

1.19	Risks and Opportunities

Analysis of the results of the investigations has identified a series of risks and opportunities associated with each of the technical aspects considered for the development of the mining operation.

Opportunities include:

•	The Séguéla Project covers the entire greenstone belt exposure that hosts the Antenna, Ancien, Agouti, Badior, Boulder, Koula, Kestrel, Kingfisher and

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Sunbird deposits. Exploration over the Séguéla Project has the potential to expand known mineralization, advance known prospects to drill stage, and discover new prospects.

•	Selection of the most appropriate transition point from open pit to underground mining initially at the Sunbird deposit and potentially expanded to other deposits such as Koula and Ancien, has the potential to reduce waste movement, strip ratios and overall mining costs while increasing the proportion of higher-grade material mined.

•	Optimization of the mining strategy and sequence between deposits may result in operating cost savings applied across a larger scope as well as optimized mine designs and scheduling with the inclusion of underground mining operations.

•	Optimization of the geotechnical assumptions for mine design could result in updated pit designs that contemplates mining less waste by reducing the strip ratio. Further geotechnical work will be completed to assess where there are opportunities to increase batter angles to 90° to achieve a steeper inter-ramp angle in fresh rock pit walls.

•	An increase in plant throughput to increase capacity from the current 1.75 Mtpa to 2-2.5 Mtpa. A study is currently underway to determine the optimal throughput expansion size.

•	Potential to implement a new system whereby the supernatant pond is decanted via a barge equipped with submersible pump instead of the current decant tower fixed locations.

•	Diversion ditches for new open pits such as Agouti, Badior, Boulder, Kingfisher and Sunbird, where practical, can limit runoff from entering the pit crests and prevent instabilities for the transported or oxide materials. Furthermore, diversion ditches should help mining operations be more productive with less sump pumping interruptions during the rainy season.

•	Maximize the benefit of the operation for local communities as an opportunity for social and economic development, including social infrastructures, professional skills and all the other aspects of the Sustainability Development Goals where possible.

•	A good working relationship with local government, state services, traditional authorities, communities and other stakeholders such as the artisanal miners, is in place due to the quality of the early stakeholder’s engagement in the project. The opportunity to strengthen these existing relationships will help mitigate the risks associated with unmet expectations amongst the community and other stakeholders.

Risks include:

•	The ability to obtain an amendment to the existing ESIA or obtain a new ESIA to permit underground mining, and Ministerial approval to include underground mining as a mining method, at the Sunbird deposit. The LOMP assumes that all requisite approvals and permits for the commencement of underground mining at Sunbird deposit will be obtained. While it is believed that such approvals and permits can be obtained in a timely manner and on acceptable terms, there is no

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certainty that this will be the case. A delay in permitting would require adjustments to the LOMP.

•	The Government of Cote d’Ivoire has indicated its intention to introduce a new Mining Code. There can be no assurance that a new Mining Code will not include changes to the tax, fiscal and royalty provisions of the existing Mining Code that could impact cut-off grades used for reporting Mineral Resources and Mineral Reserves and estimation of cash flows in the economic analysis.

•	Changes to governmental regulations.

•	Changes to environmental, permitting and social license assumptions.

•	Changes to metal price assumptions.

•	Changes to the technical inputs used to estimate gold content (e.g. bulk density estimation, grade interpolation methodology).

•	Geological interpretation (e.g. dykes and structural offsets such as faults and shear zones).

•	Depletion due to artisanal mining activities.

•	Changes to geotechnical, hydrogeological, and mining assumptions, including the minimum mining thickness; or the application of alternative mining methods.

•	Changes to process plant recovery estimates if the metallurgical recovery in certain domains is less than currently assumed.

•	Change to the project’s revenue and cost assumptions could result in smaller final pit designs, uneconomic underground stopes, a shorter mine life, less ROM tonnes fed into the crusher, and less ounces produced. The operation is most sensitive to gold price, and a significant drop in gold price will likely result in a revised LOMP.

•	The contractor’s rates in open pit mining take into consideration standard wet seasons as a component of the mining services contract. Extended periods of wet season are a risk for the contractor’s ability to deliver the mine plan. An adequate stockpile of ore will be maintained on the ROM pad and in low grade stockpiles to enable plant operations to continue during wet periods.

•	The risk of pit flooding is de-risked by the muti-pit nature of the Séguéla Mine. In the event of a flooded pit, mining will commence in next priority pit stage with a similar waste stripping ratio.

•	There is a possibility that during mining of initial pit stages that a decision is made to adjust the final pit wall designs. This could result in an increased waste stripping ratio, a shallower truck floor, and/or a reduction in ROM tonnes and ounces.

•	For the Sunbird underground deposit, overall extraction strategy is considered appropriate based on three-dimensional non-linear finite element analyses, which assume a base case scenario of no sill pillars. This assumption will require validation based on observed ground conditions during mining. Should instability be encountered, the extraction strategy would need to be reviewed and adapted, potentially the incorporation of sill pillars.

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•	Comprehensive hydrogeological data are not available for all pits within the LOMP. Additional pit dewatering design and costs may be incurred once more data is available.

•	For the Sunbird underground deposit, potential water inflows from the transitional rock mass require further evaluation to confirm the magnitude of risk and to define appropriate mitigation measures.

•	Cost inflations of labor, diesel, explosives, and mining equipment are possible over the LOMP and could adversely affect operating costs. In addition, the grade distribution within the Sunbird underground is locally variable and includes material near the cut-off grade. If underground mining costs increase under the selected mining method, portions of the underground stopes could become uneconomic, which may have a negative impact on the LOMP.

•	Wet season construction should be avoided for TSF downstream raises. Therefore, TSF dam raises must be completed in advanced, during the dry season, to prevent the risk of storage capacity of the TSF being exceeded during the wet season.

•	There is a low risk that water seepage from the TSF may contaminate ground water. This risk is mitigated with the use of the HDPE liner underlain by a compacted low permeability subgrade “soil” layer. Additionally, underdrainage seepage is monitored monthly and no supernatant and cyanide has been detected downstream as of the effective date of this Report.

•	The availability and reliability of the grid power supply present a risk that has been mitigated through the procurement of emergency generators in 2024 to provide back-up power. The emergency generator system has been operational intermittently and in 2025, had an approximate utilization of 9%. Extended use of diesel generation could have an impact on power costs, though this is partially mitigated by the 6 MW photovoltaic solar power plant that is planned to come online in 2026.

•	Serious road accidents are a risk throughout most of West Africa. This is contributed to by poorly maintained roads, poor lighting after sunset, poorly maintained and operated vehicles, and poor separation between vehicles and pedestrians. Strictly enforced procedures have been put in place to reduce this risk, including mandating the use of professional drivers and restrictions on driving at night. The risk of road accidents will always be present.

•	Dangerous goods transport, and particularly the transport of cyanide, is managed carefully. Cyanide is transported in accordance with International Cyanide Management Code guidelines with vehicles escorted between the port and site.

•	Endemic diseases are monitored, with a malaria management plan in place to control standing water and mosquito populations.

•	The nearby communities have expectations relating to job creation, community development and improvement in services and infrastructure. Meeting these expectations and minimizing impacts to regional infrastructure and community livelihood is a challenge resulting in possible dissatisfaction with Roxgold Sango and the associated risks of community action against the mining operation and loss of social license to operate. Roxgold Sango minimizes this risk with its well-

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established social management plans relating to community development and stakeholder engagement. Roxgold Sango’s local training and recruitment plans optimize the benefits associated with the operation. Furthermore, the government’s mining community development fund ensures a direct investment in the development of the communities.

1.20	Recommendations

Analysis of the results and findings supports several recommendations for further investigations to mitigate risks and improve the base case considered during the operation of the mine. Each recommendation is not contingent on the results of other recommendations and can be completed in a single phase, concurrently. A summary of the recommendations is as follows:

1.20.1	Exploration

•	Additional definition drilling (infill and extension) where applicable, in order to support potential upgrade of some or all of the Inferred Mineral Resources and extend the known mineralization at an estimated drill cost of $1.2 million for a total of 6,800 m of RC and core drilling. Drilling costs include all assays, site clearing, work- and standby times as well as actual drilling costs.

•	Target down-dip underground potential at each deposit, in particular Ancien, Koula and Sunbird at an estimated drilling cost of $2.7 million for a total of 14,000 m of core drilling. Drilling costs include all assays, site clearing, work- and standby times as well as actual drilling costs.

•	Review and re-rank existing regional exploration results and prospects followed by selective drill testing of those proximal to the defined Mineral Resource estimates with a drill program estimated at $3.7 million for a total of 22,000 m of aircore, RC and core drilling. Drilling costs include all assays, site clearing, work- and standby times as well as actual drilling costs.

•	Detailed structural analysis of all deposits, based on high-quality oriented drill core, with a view to developing exploration models for analogue or related systems elsewhere within the Séguéla Project. This recommendation will be completed in-house with existing personnel and will not incur an additional cost above regular mine operating costs.

1.20.2	Mining

•	Ongoing collection of geotechnical data is required to further refine the geotechnical model, to confirm assumptions made as inputs in this assessment, and to review performance of slopes, batters, and spill berm widths during operations. This recommendation will be completed in-house annually with existing personnel and will not incur an additional cost above regular mine operating costs.

•	Ongoing assessment of slope, batter and spill berm width performance. This recommendation will be completed in-house annually with existing personnel and will not incur an additional cost above regular mine operating costs.

•	Conducting detailed waste rock dump sequencing to increase discounted cashflow. This recommendation will be completed in-house with existing personnel and will not incur an additional cost above regular mine operating costs.

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•	Reviewing drill and blast parameters in consultation with the mining contractor to identify potential areas of improvement. This recommendation will be completed in-house with existing personnel and will not incur an additional cost above regular mine operating costs.

•	Continue to collect samples from the existing open pits and future deposits for acid base accounting (ABA) testing to confirm / verify ore (tailings) and waste rock materials are non-acid forming as per previous studies. This recommendation will be completed in-house with existing personnel and will not incur an additional cost above regular mine operating costs.

•	Further optimizations of the mining strategy as well as optimized mine designs and scheduling resulting in a reduction in stripping ratio and overall project waste movement requirements to improve mine economics for open pit deposits. This recommendation will be completed in-house with existing personnel and will not incur an additional cost above regular mine operating costs.

•	Optimization on the open pit and potential underground mining transition of the Koula and Ancien deposits. Review the optimal transition point from open pit to underground. This recommendation will be completed in-house with existing personnel with the assistance of outside consultants to complete the study. This recommendation will cost approximately $150,000.

•	Study the modifying factors applicable to underground mining at the Ancien and Koula deposits to investigate the potential for converting underground Mineral Resources to Mineral Reserves, including metallurgical test work, geotechnical drilling and study and hydrogeology study. Activities will be completed in-house with existing personnel with assistance from outside consultants to complete the study. This recommendation will cost approximately $850,000.

•	Ongoing detailed study be completed for Sunbird underground project, which includes additional geotechnical testwork and analyses, geotechnical investigations focused on the proposed boxcut portal location, and hydrogeological modelling and testing to support project development and construction. This recommendation will cost approximately $2,000,000.

•	In underground ventilation, investigate potential increases on airway dimensions to enhance total airflow and ventilative cooling capacity under potential high-temperature operating conditions. This evaluation is intended to determine whether acceptable underground thermal conditions can be achieved without the need for a refrigeration plant, which would materially increase capital and operating costs. This recommendation will be completed in-house with existing personnel and will not incur an additional cost above regular mine operating costs.

•	It is further recommended that additional field based hydrogeological investigations be conducted at the Sunbird deposit, including drilling and hydraulic testing of boreholes intersecting identified thrust fault structures. This work should aim to better characterize potential groundwater inflows that could be encountered by future open pit and underground workings in Sunbird. Fit for purpose pumping tests are also recommended to assess fracture connectivity and groundwater behavior in the area. This recommendation will cost approximately $400,000.

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1.20.3	Processing

•	Conduct a study to evaluate potential throughput expansion options by reviewing current plant operational data to identify bottlenecks and develop solutions to address them. The estimated cost of this study is approximately $450,000.

1.20.4	Geotechnical and Tailings Management

•	Revise conceptual in-pit TSF deposition study with further pit pushback information combined with sterilization drilling to update additional storage capacity (current Antenna capacity is 3.5 Mt). In-pit deposition will potentially provide operational cost savings compared to raising the current TSF downstream. This will require a budget of about $30,000.

•	Determine the required TSF buttress size to decrease the consequence classification as per GISTM guidelines. The study is estimated to cost approximately $50,000.

•	Further GISTM work is recommended, such as revising the dam break analysis once the TSF design is updated, update FMEA as per above and updating of the Operation, Monitoring and Surveillance manual, Trigger Action Response Plan and Emergency Preparedness Response Plan documents is required at an estimated cost of $50,000.

•	As per GISTM requirements, ongoing visits by the ITRB and follow-ups are recommended at an estimated cost of $30,000.

1.20.5	Water Management

•	Diversion ditches will be required for new open pits such as Agouti, Badior, Boulder, Kingfisher and Sunbird where practical to limit runoff from entering the pit crests to prevent instabilities for the transported or oxide materials. Furthermore, diversion ditches should help mining operations be more productive with less sump pumping interruptions during the rainy season. Estimated costs for diversion ditches will vary and will be field fitted by Roxgold Sango and the mining contractor.

•	Site-wide ongoing water balance updates are required, including to support a potential plant production increase to ensure processing has sufficient water resources. In 2025, a risk and opportunities study was completed that provided options for more water storage to be considered once the potential size of a process plant expansion is confirmed. The estimated cost of this study is approximately $30,000.

1.20.6	Environmental and Social

•	Continue climate data collection on site to establish variation between the mine site and other long-term monitoring data sources. This will be completed using existing resources and is part of the normal operating cost.

•	Continue to engage effectively with all the stakeholders as the mine develops, including those concerned by the impact on regional infrastructure. This will be completed using Roxgold Sango resources as part of normal operating costs.

•	Ensure that the land access and Resettlement Action Plan are executed according to the agreements signed with all the stakeholders concerned.

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•	Continue to perform periodic geochemical testing of the plant tailings and mine waste rock to assess their acid rock drainage and metals leaching potential to confirm initial Project assessments.

•	Cover designs or dust suppression trials be considered for the waste rock dumps and tailings facilities to minimize the generation of windblown dust from the surface of these facilities. This will be completed utilizing the Roxgold Sango resources and part of normal operating cost.

•	Commission a study to evaluate the environmental, social and financial benefits of doing progressive rehabilitation during the life of mine, including the usage of the pits as waste rock dumps utilizing the projects resources and part of normal operating cost. This can reduce the footprint of the infrastructures and their impacts especially on the biodiversity and community land usage, while saving capital and closure costs. The closure plan should be updated regularly based on the findings and collected field data.

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2	Introduction

2.1	Report Purpose

This Technical Report (the Report) was prepared by Mr. Eric Chapman, P.Geo., Mr. Paul Weedon, MAIG, Mr. Raul Espinoza, FAusIMM (CP), Mr. Mathieu Veillette, P.Eng., and Ms. Ryda Peung, P.Eng. for Fortuna Mining Corp. (Fortuna) on the Séguéla Gold Mine (Séguéla Mine) within the Séguéla Project area.

The Séguéla Mine is located approximately 500 km from Abidjan, within the Woroba District; part of the Worodougou administrative region in the west of Côte d’Ivoire (Figure 2.1).

Figure 2.1 Map Showing the Location of the Séguéla Mine

Mali
Burkina Faso
Guinee
Côte d'Ivoire
Ghana
Liberia
Korhogo
Séguéla Project
Séguéla
Yamoussoukro
Abidjan
10°N
8°N
6°N
4°N
0
10,000,000
centimeters
Scale: 1:3,217,000
N
AFRICA
Permit outline -PR252&PR-638
Main Population centre
Main roads
Séguéla Project
Location
Cote d'Ivoire
03 Feb 2023
Longitude,Latitude WGS84
Roxgold

The Séguéla Mine is operated by Roxgold Sango S.A. (Roxgold Sango), a company incorporated, registered, and operating in accordance with the laws of Côte d’Ivoire, which is a 90% indirectly-owned Fortuna subsidiary. The remaining 10% interest is held by the State of Côte d’Ivoire.

The Report discloses updated Mineral Resource and Mineral Reserve estimates for the Séguéla Mine, including the first-time estimation of underground Mineral Reserves.

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Mineral Resources and Mineral Reserve estimates are reported using the 2014 CIM Definition Standards - for Mineral Resources and Mineral Reserves (the 2014 CIM Definition Standards).

Costs are in US dollars (US$) unless otherwise indicated.

2.2	Qualified Persons

The following Qualified Persons are responsible for the preparation of this Report:

•	Mr. Eric Chapman, P.Geo., Senior Vice President of Technical Services – Fortuna Mining Corp.

•	Mr. Paul Weedon, MAIG, Senior Vice President of Exploration – Fortuna Mining Corp.

•	Mr. Raul Espinoza, FAusIMM (CP), Director of Technical Services – Fortuna Mining Corp.

•	Mr. Mathieu Veillette, P.Eng., Director, Geotechnical, Tailings and Water – Fortuna Mining Corp.

•	Ms. Ryda Peung, P.Eng., Chief Process Engineer – Lycopodium Minerals Canada Ltd.

2.3	Scope of Personal Inspection

2.3.1	Mr. Eric Chapman

Mr. Eric Chapman visited the Séguéla Mine on multiple occasions, the most recent site visit being from February 10 to 13, 2025. During his site visits, Mr. Chapman has reviewed data collection, drill core, storage facilities, database integrity, procedures, and geological model construction. Discussions on geology and mineralization were held with Roxgold Sango personnel, and field site inspections were performed including a review of the open pit geology of the Antenna, Koula and Ancien deposits, and inspection of operating drill machines. He worked with site geological personnel reviewing aspects of data storage (database) and analytical quality control.

2.3.2	Mr. Paul Weedon

Mr. Paul Weedon visited the Séguéla Mine on multiple occasions, the most recent site visit being from April 7 to 10, 2025. During these visits, Mr. Weedon reviewed drilling performance, sample and data collection, site quality assurance and quality control (QAQC) records and geological model development for all estimated deposits.

2.3.3	Mr. Raul Espinoza

Mr. Raul Espinoza visited the Séguéla Mine on multiple occasions, conducting the most recent site visit from February 10 to 13, 2025. During this visit, Mr. Espinoza reviewed current status of operations at the Séguéla Mine, including the application of the mining methods, road access, and the overall site infrastructure. In addition, the Mineral Reserve estimation methodology, operating costs and capital expenditure requirements were reviewed and discussed with Roxgold Sango personnel.

2.3.4	Mr. Mathieu Veillette

Mr. Mathieu Veillette visited the Séguéla Mine on multiple occasions, the most recent site visit being from May 3 to 9, 2025. During that visit he performed an internal audit on

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the tailings storage facility (TSF), water management, waste rock storage facility (WRSF), and open pit geotechnical/hydrological aspects. Mr. Veillette had numerous discussions with the Mine Manager, Responsible Tailings Facility Engineer (RTFE), Environmental Superintendent for water management, Séguéla Mine personnel and geotechnical engineers. He also participated in a TSF local community and government workshop/training and tour of our facilities.

2.3.5	Ms. Ryda Peung

Ms. Ryda Peung has not visited the Séguéla Mine. Ms. Peung has reviewed documents and reports relating to operational, metallurgical and processing performance, and discussed metallurgical and processing aspects of the plant with Séguéla Mine processing personnel.

2.4	Effective Dates

This Report has a number of effective dates, as follows:

•	June 30, 2025: date of database cut-off for assays used in the Mineral Resource estimate for the Séguéla Mine.

•	December 31, 2025: date of Mineral Resource and Mineral Reserve estimate taking into account production-related depletion.

•	February 25, 2026: date to which drilling has been reported.

The overall effective date of this Report is the date of the Mineral Reserves and Mineral Resource estimate and is December 31, 2025.

2.5	Previous Technical Reports

Fortuna has previously filed a technical report on the Séguéla Mine, as follows:

•	Weedon, P., Chapman, E.N., Espinoza R., Veillette, M., & Criddle, P., 2023. Technical Report on the Séguéla Gold Mine, Côte d’Ivoire, prepared for Fortuna Silver Mines Inc., effective date December 31, 2023.

2.6	Information Sources and References

Reports and documents listed in Section 27 of this Report were used to support preparation of the Report. Additional information was provided to the QPs by Roxgold Sango and other consultants in their areas of expertise.

2.7	Acronyms

The more commonly used acronyms used in the Report are detailed in Table 2.1.

Table 2.1 Acronyms

Acronym	Description
Au	gold
cm	centimeters
COG	cut-off grade
g	grams
g/t	grams per tonne
ha	hectares
kg	kilograms

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Acronym	Description
km	kilometers
kV	kilovolts
kW	kilowatts
l	liter
LOMP	life-of-mine plan
m	meters
Ma	millions of years
masl	meters above sea level
Moz	million troy ounces
Mt	million metric tonnes
MVA	megavolt ampere
MW	megawatt
n/a	not applicable
NI	national instrument
nr	not recorded
NSR	net smelter return
OK	ordinary kriging
oz	troy ounce
ppm	parts per million
psi	pounds per square inch
QAQC	quality assurance/quality control
RMR	rock mass rating
RQD	rock-quality designation
s	second
t	metric tonne
t/m3	metric tonnes per cubic meter
tpd	metric tonnes per day
tph	metric tonnes per hour
yd	yard
yr	year
US$/t	United States dollars per tonne
US$/g	US dollars per gram
US$/%	US dollars per percent

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3	Reliance on Other Experts

Roxgold Sango retains copies of the relevant legal titles as provided by the State of Côte d’Ivoire to the Séguéla permits.

The QPs have not independently reviewed ownership of the Séguéla Mine and any underlying agreements, mineral tenure, surface rights or royalties. The QPs have fully relied upon, and disclaim responsibility for, information derived from Roxgold Sango, Fortuna, and legal experts retained by Roxgold Sango and Fortuna for this information through the following document:

•	Abi Koffi Marius Avocat Barreau D’Abidjan, 2026. Legal Opinion – prepared for Fortuna and Roxgold Sango dated January 9, 2026.

The information is used in Sections 4.1 and 4.2. The information is also used in support of the Mineral Resource estimate in Section 14 and the Mineral Reserve estimate in Section 15.

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4	Property Description and Location

The Séguéla Project is located approximately 500 km from Abidjan, within the Woroba District; part of the Worodougou administrative region in the west of Côte d’Ivoire.

The Séguéla Mine is located within the permit area and centered upon co-ordinates 11° 27’ 58.73” W and 12° 55’ 5.04” N.

4.1	Ownership

The Séguéla Mine is owned 90% by Fortuna, and 10% by the State of Côte d’Ivoire. The Séguéla Mine is operated by Fortuna’s in-country subsidiary, Roxgold Sango S.A.

4.2	Mineral Tenure and Surface Rights

4.2.1	Mineral Tenure

The Séguéla Project tenements consist of an exploitation permit (Permis d’Exploitation No. 56), and a Mineral Exploration Permit (Permis de Recherche Miniére No. 638). The permit locations are shown in area (Figure 4.1).

Figure 4.1 Séguéla Gold Mine – Permit and Deposit Locations

Séguéla Gold Mine
Côte d'Ivoire
Deposit Locations
20 February 2026
WGS84 UTM Zone 29N
Fortuna Mining
Permit outlines – PE-56 and PR-638
Deposit outlines
PR-638
PE-56
Badior
Agouti
Antenna
Koula
Kestrel
Boulder
Sunbird
Kingfisher
Ancien
N
0 2 4 6 8 10 km
WGS84 UTM Zone 29N
910000N
900000N
890000N
880000N
730000E
740000E
750000E
760000E
A
B
C
D
E
F
G
H
I
J
K
L
M
N
O
P
Q
R
S
T
U
V

Note: Letters denoted in black relate to Apex ID of Permis de’Exploitation No. 56 Coordinates (Table 4.1). Letters denoted in blue relate to Apex ID of Permis de Recherche Miniére No. 638 Coordinates (Table 4.2).

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Permis d’Exploitation No. 56 was granted by the Ivorian government on December 9, 2020, and is valid for an initial period of 10 years. The permit is thereafter renewable for successive 10-year periods. The permit has an area of 353.6 km2.

The permit co-ordinates for Permis d’Exploitation No. 56 are provided in Table 4.1.

Table 4.1 Permis de’Exploitation No. 56 Coordinates (UTM Zone 29P WGS84)

Apex ID	Easting	Northing
A	738682.15	910739.83
B	749703.67	910800.92
C	749888.40	877610.21
D	738858.71	877551.29
E	738812.51	886898.37
F	741761.91	886919.23
G	741755.12	887922.64
H	740489.98	889738.89
I	740479.35	891732.21
J	738772.88	893835.85

There is an Ivorian State requirement that an exploitation permit be held directly by a local entity, which may then be beneficially owned by the foreign entity. The State of Côte d’Ivoire is entitled to a 10% free-carried interest in this local entity, which cannot be diluted.

The initial four-year term of Permis de Recherche Miniére No. 638, which surrounds Permis d’Exploitation No. 56 was until October 28, 2020. Provided minimum expenditure requirements are met, mineral exploration permits in Côte d’Ivoire are subject to automatic grants of renewal applications for two terms of three years each, and a special third term of no more than two years.

The first renewal of Permis de Recherche Miniére No. 638 was approved with an expiry date of October 18, 2023, and was subsequently renewed for a second term expiring on October 18, 2026. Renewals of the permit require a 25% reduction in surface area. The current area of Permis de Recherche Miniére No. 638 is 193.36 km2. The permit co-ordinates for Permis de Recherche Miniére No. 638 are provided in Table 4.2.

Table 4.2 Permis de Recherche Miniére No. 638 Coordinates (UTM Zone 29P WGS84)

Apex ID	Easting	Northing
A	734346.86	910716.59
B	738682.11	910739.86
C	738858.67	877551.32
D	749888.36	877610.25
E	749703.63	910800.96
F	751256.20	910809.79
G	751296.64	903691.51
H	753088.62	903701.68
I	753121.10	897985.68

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Apex ID	Easting	Northing
J	755168.45	897997.33
K	755226.14	887835.72
L	754106.51	887829.41
M	754120.96	885253.69
N	751052.92	885236.60
O	751098.13	877034.79
P	747127.58	877013.18
Q	747134.25	875776.85
R	741878.08	875748.82
S	741870.27	877229.10
T	738615.33	877212.02
U	738525.14	894343.68
V	734433.29	894322.11

4.2.2	Surface Rights

Mineral exploration permits, within their boundaries, entitle the holder exclusive surface rights to explore for the nominated mineral commodities specified (in this case, gold), as well as encumbrance-free disposal of materials extracted during exploration process. Such permits allow for beneficial ownership to be held by a foreign entity.

Roxgold Sango has full and unrestricted surface rights to the land covered by the exploitation permit. The perimeter of the exploitation permit is free to access and is not subject to any kind of restriction.

4.3	Royalties

Franco-Nevada Corporation holds a 0.6% net smelter return (NSR) royalty for gold produced from the Séguéla Mine.

The State of Côte d’Ivoire is entitled to production royalties as summarized in Table 4.3. The royalty is based on the gross revenue from gold produced from exploitation activities on the land subject to the exploitation permit, and any renewal, extension, variation, conversion, modification, replacement or substitution thereof, and any mining license granted in respect of the whole or part of, or which relates to the same ground as, the area which is from time to time the subject of the exploitation permit, and any similar actions permitted under the local mining laws, after deduction of transportation and refining costs.

Table 4.3 Côte d’Ivoire Government Royalty Rates

Royalty	Gold Price
5.0%	Up to US$1,000
5.5%	US$1,000 to US$1,300
6.0%	US$1,300 to US$1,600
7.0%	US$1,600 to US$2,000
8.0%	Above US$2,000

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Roxgold Sango is subject to the payment of an annual surface royalty by area of the exploitation permit each year, payable within 60 days of the anniversary date of the exploitation permit. A similar annual surface royalty is payable in respect to exploration permits. Roxgold Sango confirmed that the payment of surface royalties is up to date for the current period from December 9, 2025 to December 8, 2026.

Roxgold Sango also pays a statutory contribution to the Local Development Mining Fund of 0.5% of gross revenues of the mine per year over the life of mine. The amount will vary depending on production levels and the price of gold.

4.4	Permitting

To the extent known, all permits that are required by the laws of Côte d’Ivoire for the mining operation have been obtained. Permitting is discussed in Section 20 of this Report.

4.5	Social and Environmental Considerations

Environmental and social considerations are discussed in Section 20 of this Report.

4.6	Comment on Section 4

In the opinion of the QPs:

•	Fortuna was provided with a legal opinion that supported the exploitation and exploration permits held by Roxgold Sango for the Séguéla Mine are valid, and that Roxgold Sango has a legal right to mine the deposit.

•	Fortuna was provided with a legal opinion that supported that Roxgold Sango has unrestricted surface rights to the land covered by the exploitation and exploration permits held by Roxgold Sango. The surface rights are sufficient in area for the mining operation infrastructure and tailings facilities.

•	Fortuna was provided with a legal opinion that outlined the royalties payable for the exploitation permit held by Roxgold Sango.

•	Fortuna is not aware of any environmental issues that may impact operational activities at the Séguéla Gold Mine.

Fortuna advised the QPs that to the extent known, there are no other significant factors and risks that may affect access, title or right or ability to perform work at the Séguéla Mine that are not discussed in this Report.

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5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Accessibility

The Séguéla Project is accessed by sealed road from Abidjan, via Yamoussoukro using the A3 National Highway to Yamoussoukro, then the A6 National Highway to Daloa, and then the A5 National Highway to the township of Séguéla. From Séguéla town the Séguéla Mine is accessed via dirt roads through the villages of Bolo and Fouio. The 230 km between Abidjan and Yamoussoukro is via a dual carriageway sealed road. The travel time between Abidjan and the Séguéla Mine (approximately 500 km) is typically eight hours.

Dirt roads within the Séguéla Project area provide access for year-round exploration activities.

There is an airport in the Séguéla township that is currently undergoing an upgrade for suitability of use for commercial aircraft. The airport is capable of landing light to medium propeller aircraft however it is currently out of service due to upgrading of the runway and associated infrastructure; the resumption of services is at present unclear.

5.2	Climate

The Séguéla Mine is located within a tropical savannah climatic region, which is typified by high average temperatures, and a distinct wet season and dry season. The average annual temperature is 25.3°C, with an annual average rainfall of 1,268 mm. August and September are the wettest months of the year. Temperatures do not vary greatly over the course of the year, with average monthly temperatures ranging from 23.5°C in August, to 26.9°C in

Mining operations are conducted year-round.

5.3	Topography, Elevation and Vegetation

The Séguéla Mine and the township of Séguéla occur in a region of low forested hills, with elevations averaging 347 m above sea level. The vegetation of the region is tropical savannah woodland.

Proximal to the mine, native vegetation has been supplanted by cashew plantations, and to a lesser extent, cotton and cacao farms.

5.4	Local Resources and Infrastructure

The nearest major settlement to the Séguéla Mine is the township of Séguéla (population c. 65,000). The town is the administrative center of both the local Woroba District, and the greater Worodougou administrative region in the west of Côte d’Ivoire.

5.4.1	Sources of Power

Power is supplied to the site via a 90kVa power line from the National Grid via overhead transmission lines with back-up generating capacity installed at the accommodation camp and processing plant. More details are provided with respect to power supply in Section 18.13.

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5.4.2	Water and Consumables

Non-potable water is obtained at the Séguéla Mine from local bores. Potable water is obtained from an on-site reverse osmosis plant.

Process make-up water is sourced from the water storage dam (WSD). The WSD is replenished from runoff with its catchment area and surface water diversion ditches around the mine site.

Food supplies are sourced either locally or from Yamoussoukro and are transported by road.

Fuel, machinery, and equipment supplies are readily available from the major port city of Abidjan or from Yamoussoukro, transported by road.

5.4.3	Labor

Both the closest local village of Bolo and the township of Séguéla are sources of unskilled labor. Skilled labor and technical staff are readily sourced from both Yamoussoukro and Abidjan on a fly-in/fly-out or drive-in/drive-out basis.

5.4.4	Infrastructure

The surface area of the Séguéla Project is sufficient for the infrastructure necessary for an open pit and underground mining operation. The area comfortably hosts the accommodation camp, TSF area, waste disposal, and processing facilities.

5.5	Comment on Section 5

In the opinion of the QPs, the existing infrastructure, availability of staff, the existing power, water, and communications facilities, the methods whereby goods are transported to and from the mine site, and any planned modifications or supporting studies are well-established, or the requirements to establish such, are well understood by Fortuna, and support the declaration of Mineral Resources and Mineral Reserves and the proposed mine plan.

There is sufficient surface rights held to support the life-of-mine plan (LOMP) and mining operations on a year-round basis.

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6	History

6.1	Exploration History

The exploration history for the Séguéla Project, where known, is summarized in Table 6.1.

Table 6.1 Exploration History

Year	Operator	Activities
Unknown	Randgold Resources Limited (Randgold)	16 trenches (210 m) at the Gabbro, Gabbro South, Porphyry and Agouti prospects. A number of trenches returned elevated gold values at Gabbro, Gabbro South, and Agouti. Minor gold anomalism was encountered at Porphyry.
2012	Geoservices CI	Permis de Recherche Miniére No. 252, now Permis d’Exploitation No. 56) granted.
2012	Mont Fouimba Resources	Ownership transferred from Geoservices CI.
2013	Apollo Consolidated Ltd. (Apollo)	Acquired a 51% interest in Mont Fouimba Resources. Soil sampling, trenching and artisanal dump sampling.
2014–2015	Apollo

Trenching and soil sampling at Antenna South, Kwenko and Gabbro South prospects.

25 reverse circulation drill holes (2,398 m). Six of the drill holes did not encounter mineralization; the remainder were weakly to well gold mineralized.

Trenching over Barana prospect; some elevated gold values returned.

Trenching and dump sampling over minor artisanal workings at the Antenna prospect; a number of elevated gold values returned.

2016–2019	Newcrest Mining Limited (Newcrest)

Option to Purchase Agreement.

Geological mapping, stream sediment sampling (66 samples) and reconnaissance rock chip sampling (104 samples).

Drilling at Antenna prospect from 2016–2017 including 733 aircore holes (11,154 m), 27 diamond drill holes (5,790 m), 88 reverse circulation drill holes (10,058 m), and 55 reverse circulation drill holes with diamond core tails (11,101 m).

Drilling at Agouti prospect from 2017–2018 including 1,092 aircore holes (11,058 m), 1 diamond drill hole (102 m), and 19 reverse circulation drill holes (3,017 m).

Drilling at Boulder prospect from 2017–2018 including 1,246 aircore holes (14,742 m), 14 reverse circulation drill holes (1,828 m), and 2 reverse circulation drill holes with diamond core tails (326 m).

Drilling at Ancien prospect from 2018–2019 including 92 aircore holes (1,756 m), 2 reverse circulation drill holes (221 m), and 1 reverse circulation drill hole with diamond core tail (141 m).

2017	Newcrest/LGL Exploration CI S.A (LGL Exploration)	Project interest transferred to LGL Exploration, a Newcrest subsidiary.
2019	Roxgold	Acquires LGL Exploration. Roxgold Sango set up as the in-country operating subsidiary.
2021–Report effective date	Fortuna	Acquired Roxgold and continued to use the Roxgold Sango entity as the in-country operating subsidiary.

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6.2	Production History

Gold production commenced under the management of Roxgold Sango with the first gold pour taking place on May 24, 2023 (Fortuna, 2023a). In the period up to the end of 2025, the operation had processed 4,088,390 tonnes averaging 3.06 g/t Au and produced 368,824 ounces of gold as detailed in Table 6.2.

Table 6.2 Production History

Production	2023*	2024	2025	Total
Ore processed (t)	807,617	1,561,800	1,718,973	4,088,390
Head grade Au (g/t)	3.42	2.95	2.98	3.06
Production Au (oz)	78,617	137,781	152,426	368,824
* Commercial production commenced in May 2023

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7	Geological Setting and Mineralization

7.1	Regional Geology

Côte d’Ivoire is underlain by the Archaean-Protoerozoic Leo-Man shield, which comprises the lower half of the West African Craton. The shield itself is further divided into the Archaean Kenema-Man Domain, and the Paleoproterozoic (Birimian) Baoulé-Mossi Domain (Bessoles, 1977) (Figure 7.1).

Figure 7.1 Regional Geological Map of the Leo-Man Shield of the West African Craton

Kintinian ↔ Sedimentary series
Kenyase SZ ↔ Major shear zone
Shear zone
Country border
Greenstone belts and intrusive domains (abbreviated):
Be: Bélahouro belt
O-G: Oudalan-Gorouol belt
G-G: Gorom-Gorom domain
B-Y: Bouroum-Yalogo belt
T-F-G: Tenkodogo Fada
N'Gourma domain
Ho: Houndé belt
Bo: Boromo belt
Ba: Banfora belt
K-T: Koudougou-Tumu domain
B-B: Bolé-Bulenga domain
B-N: Bolé-Navrongo belt
W-L: Wa-Lawra belt
Ju: Julie belt
Go: Goren belt
Se: Sefwi belt
As: Ashanti belt
Ki: Kibi belt
O-F: Oumé-Fétekro belt
Ya: Yanfolila belt
Sy: Syama belt
Ni: Niani belt
Ke: Kéniero belt
Nd: Niandan belt
Ma: Mako belt
Fa: Falémé belt
I-T: Ity-Toulépleu domain
Seg: Séguéla belt
Shear zones (abbreviated):
MTSZ: Main Transcurrent Shear Zone
GFBD: Greenville-Ferkessédougou- Bobo-Dioulasso Shear Zone
15°N
10°N
Kédougou-Kénieba Inlier
Senegal
Mali
Burkina Faso
Niger
Ma
MTSZ
Kofi
Fa
Dialé-Daléma
Nd
Siguiri
Ni
Ya
Ke
Kintinian
Bougouni
Banifing SZ
Sy
Boundiali-Bagoé
Sassandra SZ
Sierra-Leone
Guinea
Kénéma-Man Domain
Liberia
I-T
Seg
Sassandra SZ
GFBD SZ
Baoulé-Mossi Domain
Ba
Bandama
Safane-Téhini
Ho
Bo
Batié
K-T
Jang SZ
W-L
Ju
Julie SZ
Jirapa SZ
Chako
B-B
Maluwe
Wango-Fitini SZ
Sambrigian
Haute Comoé
O-F
N'Zi-Brobo SZ
Sunyani-Comoé
Kenyase SZ
Ketesso SZ
Bibiani SZ
Akyem
Kumasi
Ashanti SZ
Aféma SZ
Tarkwa
Bui
Ghana
Se
As
Ki
Togo
Atlantic ocean
Côte d'Ivoire
SASCA Domain
Be
G-G
O-G
Go
B-Y
Markoye SZ
T-F-G
B-N
Bolé-Nangodi SZ
*SASCA: Sassandra-Cavally domain (transition zone between the Paleoproterozoic and Archean domains)
Paleoproterozoic
Eburnean granites
Shallow water to subaerial sedimentary series
Deep water sedimentary series
Eoeburnean "Tonalite-Trondhjemite-Granodiorite-Diorite" (TTGD) plutons
Volcanic and volcano-sedimentary series
Archean continental crust
N
0
200
400 km
10°W
5°W
0°

Figure sourced from Masurel et al (2022).

The Paleoproterozoic domain is characterized by greenstone-granitoid assemblages that principally consist of volcanic, volcano-sedimentary, and sedimentary sequences separated by extensive tonalite–trondhjemite–granodiorite and granite provinces. The volcanic and volcano–sedimentary rocks belong to the Birimian Supergroup, which is interpreted to have formed in the context of volcanic arcs and oceanic plateaus. The Birimian volcanic and volcano–sedimentary units are unconformably overlain at several

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places across the craton by detrital shallow-water sedimentary rocks, the Tarkwaian sediments (Feybesse et al., 2006). The volcanic, volcano–sedimentary and sedimentary complex has been intruded by several generations of granitoids, emplaced during discrete magmatic pulses from 2180 to 1980 Ma.

Two cycles of volcanism/sedimentation are recognized within the Birimian rocks of the Baoule-Mossi Domain; each followed by a period of orogenesis, and together described as the Eburnian Orogeny which is dated at 2190–2080 Ma. The first cycle is associated with major crustal thickening (Allibone et al., 2002, Feybesse et al., 2006) between 2130–2100 Ma, transitioning to a second phase through 1980 Ma which was responsible for the development of regional-scale transcurrent shear zones. These shear zones are generally the key hosts for gold mineralization in the Birimian rocks.

Metamorphic grades range from greenschist to amphibolite facies throughout the region. The lithologies typically show tight to isoclinal folding in a north–northeast to south–southwest orientation, generally reflecting the development of the regional-scale transcurrent shear zones.

7.2	Local Geology

The geology of the Séguéla Mine area is dominated by two litho-structural domains colloquially termed the West Domain and East Domain, which are separated by a north–south-trending mylonite zone (Figure 7.2). The East Domain, which hosts the Agouti, Ancien, Boulder, Sunbird, Kingfisher, Kestrel and Koula deposits, predominantly comprises high strain granitoids, orthogneisses, andesite and basaltic units, and schists. The West Domain, which hosts the Antenna and Badior deposits, consists of mafic volcanic (basalts) and hypabyssal (sills and dykes) rocks, rhyolitic lava flows and volcaniclastic rocks, and minor granitoids.

Regional mapping is suggestive of at least two stages of deformation:

•	D1 manifesting as a steeply-plunging stretching lineation formed during initial north–northwest to northwest directed thrusting with rotation anticlockwise to a sub-vertical plunge during the subsequent D2 event.

•	D2 resulted in the development of a stretching lineation in response to dextral reactivation of earlier D1 structures, imparting a project scale steep to near-vertical dip present through the central part of the project area, and best developed in what are considered to be synkinematic (schistose) granitoid sequences and andesitic/basaltic units. This contrasts with a sub-horizontal stretching lineation developed in the eastern andesite and schist domains, with the boundary coinciding with an interpreted thrust.

Mineralization at all the known Séguéla deposits is interpreted to be controlled by dextral reactivation of earlier (D1) sinistral(?) structures during D2, with right-hand flexures or jogs in north-south striking D1 shears and northeasterly trending transfer structures between these shears resulting in dilationary deposition sites for veining and mineralization.

Mineralization at Antenna is hosted by brittle–ductile quartz–albite vein stockworks, preferentially associated with sericite–biotite–(silica)-altered rhyolite lava flow units.

Mineralization at Kingfisher, Boulder and Agouti is hosted by quartz and quartz–carbonate vein networks, associated with extensive porphyritic felsic intrusions emplaced into sheared to mylonitic, sericite–biotite-altered tholeiitic and pillow basalts.

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Mineralization at Ancien, Sunbird, Kestrel and Koula is hosted by quartz and quartz–carbonate vein networks within sheared, sericite–biotite-altered tholeiitic basalt and volcaniclastic units.

Mineralization at Badior is hosted by quartz and quartz–carbonate vein networks within sheared, sericite–biotite-altered intercalated tholeiitic basalt and metasediment units.

Visible gold (up to 5 mm) is common in all Séguéla deposits, particularly at the high-grade Sunbird, Koula and Ancien deposits, with pyrite and pyrrhotite the dominant sulfide species.

U/Pb zircon dating from a rhyolite sample approximately 1 km north of Antenna returned an age of 2,169 ±11Ma, corresponding to the lower Birimian stratigraphy.

Figure 7.2 Local Geology of the Séguéla Mine

Figure prepared by Fortuna 2025.

7.3	Deposit Geology

7.3.1	Antenna Deposit

The Antenna deposit occurs within a greenstone package that comprises (west to east) an ultramafic hanging wall, which is in presumed fault contact with an interlayered package

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of felsic volcaniclastic rocks and flow banded rhyolitic units, which are then in contact with a mafic (basaltic) footwall unit.

The faulted contacts between the mafic/ultramafic units and the felsic assemblage converge to the south of the deposit forming a wedge shape to the felsic package (Figure 7.3).

Figure 7.3 Antenna Deposit Geology

Figure prepared by Fortuna, 2026

The Antenna deposit is a brittle–ductile quartz–albite vein stockwork predominantly contained within the flow banded rhyolite units. The stockwork lode varies in width roughly in proportion with the widths of the rhyolitic units that host it (approximately 3–40 m) and extends over a strike length of approximately 1,350 m. Stockwork veins which host mineralization show two principal orientations: steep east dipping, and steep west dipping. Veins in the steep west-dipping orientation range from ptygmatically folded to undeformed, while veins in the east dipping direction may be variably boudinaged to undeformed. This suggests syn-deformational emplacement of the vein sets during west

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over east movement along the main fault structures within the region. Mineralization occurs as free gold, associated with pyrite and pyrrhotite. Alteration assemblages associated with this mineralization assemblage vary from proximal intense silica–albite ± biotite ± chlorite alteration, through medial silica–albite–sericite ± chlorite assemblages, to more distal sericite–carbonate (ankerite/calcite) and carbonate–magnetite assemblages. Pyrite is the dominant sulfide associated with higher-grade mineralization within proximal alteration zones, while sulfide mineralogy is pyrrhotite-dominated in medial and distal assemblages, and is associated with lower-grade gold mineralization.

7.3.2	Agouti and Boulder Deposits

The Boulder and Agouti deposits are located within a distinct northerly-trending litho-structural corridor that extends from Boulder in the south to Gabbro in the north (Figure 7.4). The deposits consist of a stockwork array of veins and are variable in width up to 40 m, with a cumulative strike length at Boulder of approximately 1.5 km and 1.3 km at Agouti.

Figure 7.4 Agouti and Boulder Deposit Geology

Figure prepared by Fortuna, 2026

Regional mapping has defined a broad package of pillow basalts and intercalated basaltic sediments, flanked to the west by a discontinuous gabbro unit and regionally extensive

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doleritic sequence. The basaltic units are extensively intruded by quartz–feldspar-biotite porphyritic felsic intrusions.

Ground magnetic surveys across the Boulder–Agouti trend have highlighted two main structural trends, within the overall northerly-trending corridor. Regionally extensive north–northeast- to northeast-trending structures are interpreted to be early D2 thrusts, with dilational zones potentially facilitating the emplacement of felsic intrusions. A later set of northwest-striking structures offset the earlier north–northeast- to northeast- trending structures, with dextral movement in the order of tens of meters (Figure 7.5).

Figure 7.5 Structural Interpretation of the Boulder-Agouti Corridor over Ground/Aeromagnetic Imagery

Figure prepared by Fortuna, 2021

Outcrop mapping in the Boulder area suggests the corridor may represent a broader northwest trending thrust-fold package, with the felsic intrusions exploiting zones of weakness. The extension of the corridor also hosts Kingfisher to the south of Boulder and remains poorly explored to the north of Agouti.

Gold mineralization is associated with strongly foliated or mylonitized, quartz/quartz–carbonate veined basalt and the margins of the felsic intrusions. Generally, lower grade mineralization occurs internal to the felsic intrusions where they are brecciated or extensively veined. The highest gold grades generally correlate with the intersection of north–northeast- and northwest-trending structures. Mineralization occurs as free gold

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within a network of milky white quartz veins, and associated with foliation or quartz/quartz–carbonate vein-controlled pyrite and minor pyrrhotite.

7.3.3	Ancien Deposit

The high-grade Ancien deposit is located within a thick package of magnetically quiet pillow basalts, tholeiitic basalts and minor mafic sediments that form the westernmost part of the East Domain. The deposit is associated with an interpreted D2 sinistral shear zone, informally labelled the Ancien Shear (Figure 7.6), and comprises (from west to east) a chloritic pillow basalt footwall overlain by a foliated/sheared tholeiitic basalt unit, which is in turn overlain by a second chloritic pillow basalt hanging wall unit.

Figure 7.6 Ancien Deposit Geology

Figure prepared by Fortuna, 2026

Coarser-grained sequences within the pillow basalts are geochemically equivalent to the pillow basalts and are interpreted to be part of the volcanic stratigraphy, rather than later intrusions. Generally narrow quartz–feldspar–biotite rhyolite to dacite porphyry intrusions and calc alkaline lamprophyric dykes are altered and foliated and therefore interpreted to have been emplaced prior to the deformation and mineralizing events.

Multielement geochemistry and petrology suggests the hanging wall and footwall pillow basalts are the same unit, interpreted to be tightly folded about a generally north trending, moderately to steeply east dipping anticlinal hinge (Figure 7.7).

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Figure 7.7 Ancien Deposit Schematic Geological Cross-section

Figure prepared by Fortuna, 2023

The anticline theory is supported by the thickness of the tholeiitic basalt unit, which increases from a few meters near surface at the northern end of the deposit, to greater than 120 m at depth. The anticline possibly pinches out at the northern end of the deposit against the Ancien Shear, potentially explaining the apparently abrupt termination of tholeiitic basalt in this area. The Ancien Shear is interpreted as the main conduit for mineralizing fluids, with the interaction of folding and later northwest-t and northeast-trending structures important in focusing these fluids.

Significant mineralization is restricted to the more reactive and competent tholeiitic basalt unit and is best developed in zones of strong brittle-ductile brecciation and shearing, with selective sericite ± silica alteration and intense quartz and quartz–carbonate veining. Mineralization occurs as free gold, predominantly as small grains within microfractured milky-white quartz veins and associated with pyrite and lesser pyrrhotite.

Generally, lower-grade mineralization is also developed at the margins of felsic porphyries that intrude the tholeiitic basalt, and in zones of increased brecciation and veining within these porphyries. Significant mineralization has been intersected over a strike length of greater than 350 m and to a vertical depth of greater than 300 m and has a moderately to steeply south-plunging core of high-grade mineralization. This high-grade core of the deposit is associated with the most intense deformation and veining and is interpreted to

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be associated with the hinge zone of the postulated anticline. The deposit remains open down-dip and down-plunge.

7.3.4	Koula Deposit

The high-grade Koula deposit is situated within the same package of mafic rocks as the Ancien deposit located 7 km to the south. This mineralized trend is informally labelled the Ancien–Koula corridor.

The Koula deposit is hosted within a strongly foliated/sheared tholeiitic basalt unit with a chloritic pillow basalt hanging wall and footwall (Figure 7.8).

Figure 7.8 Koula Deposit Geology

Figure prepared by Fortuna, 2026

Coarser-grained sequences within the pillow basalts are geochemically equivalent to the pillow basalts which are interpreted to be part of the volcanic stratigraphy, rather than later intrusions. Felsic intrusions are rare, but geochemically distinct late mafic intrusions of dolerite to gabbro are relatively common in the broader stratigraphic sequence.

The Koula deposit is interpreted to be hosted within a dilationary northeast-trending transfer structure between two north–south-striking regional scale shear zones. The transfer structure manifests as a shear zone of up to 15 m true width, with quartz and quartz–carbonate veining up to 10 m thick within the shear zone. There is some evidence from structural measurements from drill core of tight, south plunging, anticlinal folding, with mineralization possibly exploiting the sheared eastern limb or core of the anticlinal structure.

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Significant mineralization at Koula is restricted to the tholeiitic basalt unit and is best developed in discrete zones of strong shearing, biotite–sericite–(silica) alteration and intense recrystallized quartz and quartz–carbonate veining. Mineralization occurs as free gold, predominantly as small grains within recrystallized and microfractured milky-white quartz veins, and associated with disseminated to blebby, foliation-controlled pyrrhotite and lesser pyrite.

The predominance of biotite and pyrrhotite at Koula is indicative of higher temperature hydrothermal fluids compared to Ancien, where sericite and pyrite are the more dominant species. This change in mineral species suggests a temperature gradient (increasing) from south to north, which is important for ongoing exploration of the Ancien–Koula corridor.

Drilling to date has defined the Koula deposit over a 650 m strike length and to a depth of greater than 350 m vertically. The deposit remains open at depth and down plunge to the south, presenting a priority target for ongoing exploration.

7.3.5	Sunbird Deposit

The Sunbird deposit is hosted within the same package of mafic rocks as both the Ancien and Koula deposits, within the Ancien–Koula corridor. Analogous to the mineralization setting of Koula, Sunbird is hosted within a strongly foliated/sheared tholeiitic basalt unit with a chloritic pillow basalt hanging wall and footwall (Figure 7.9).

Figure 7.9 Sunbird Deposit Geology

Figure prepared by Fortuna, 2026

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Coarser-grained sequences within the pillow basalts are geochemically equivalent to the pillow basalts, which are interpreted to be part of the volcanic stratigraphy, rather than later intrusions. Felsic and dioritic intrusions, though uncommon, both occur within the deposit stratigraphy, and are generally foliation/stratigraphy concordant in strike.

Mineralization appears to be hosted along two preferential planes; that of the general stratigraphy, and that of the pervasive shear foliation within the area, which occurs at a low angle to the stratigraphy. The deposit is hosted predominantly by a near-vertical north-striking shear zone within the generally sub-vertical, north–northeast-striking stratigraphy. Additional drilling is required to confirm this interpretation.

Significant mineralization at Sunbird is predominantly restricted to the tholeiitic basalt unit, although minor lenses of mineralization have been interpreted within the rhyolite, diorite and also the pillow basalts. Mineralization is best developed in discrete zones of strong shearing, biotite–sericite–(silica) alteration and intense recrystallized quartz and quartz–carbonate veining. Mineralization occurs as free gold, predominantly as small grains within recrystallized and microfractured milky-white quartz veins, with individual veins up to 5 m wide. The highest-grade portions of the Sunbird deposit exhibit a moderate southerly plunge, which is concordant with the intersection lineation of the prevailing shear orientation and the stratigraphy within the area.

Drilling to date has defined the Sunbird deposit over a 2 km strike length and to a depth of greater than 600 m vertically. Continuous, southerly-plunging high-grade shoots remain open at depth and down-plunge to the south, providing priority targets for ongoing exploration and potentially eventual underground exploitation.

7.3.6	Badior Deposit

Badior is a deposit located within the West Domain, approximately 5 km north of the Antenna open pit. Gold mineralization at Badior is hosted within sheared volcaniclastic rocks, where deformation has been focused into discrete shear zones during Late Eburnean dextral reactivation (D2). Badior extends for approximately 300 m strike with a width to 30 m and remains open at depth beyond 250 m.

The volcaniclastic host rocks at Badior provided a mechanically favorable environment for strain localization and fluid flow, promoting the development of quartz ± carbonate veining and associated alteration within shear zones. The north–northeast orientation of the auger anomaly suggests control by secondary structures oblique to the dominant north–south structural grain, consistent with the role of linking or subsidiary shears in generating dilation during dextral strike-slip deformation.

In terms of mineralization style, Badior is more closely analogous to the shear-hosted volcaniclastic and mafic-hosted deposits in the East Domain (Ancien, Koula and Sunbird). This demonstrates that host rock rheology contrasts and dilationary structural settings play a more important role in focusing mineralization at Séguéla than individual lithologies or position within the overall volcano–sedimentary pile, and the West Domain remains highly prospective for the discovery of further economic mineralization (Figure 7.10).

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Figure 7.10 Badior Deposit Geology

Figure prepared by Fortuna, 2026

7.3.7	Kingfisher Deposit

The Kingfisher deposit is the most recent of the Séguéla discoveries and is located within the East Domain approximately 1 km east of the Sunbird deposit on the faulted contact between two mafic units. This contact represents a first-order structural boundary within the district and is interpreted to represent a D1 thrust fault, which has acted as a locus for deformation and fluid flow during D2 reactivation. Kingfisher has a strike length of approximately 2 km across a width to 80 m and remains open at depth beyond 450 m.

Gold mineralization at Kingfisher is analogous to that at Boulder and Agouti, in that it is predominantly hosted within felsic intrusive bodies that have been intensely sheared and fractured along a major geological contact. The felsic intrusive rocks constitute competent rheological units relative to the adjacent mafic rocks, localizing strain during D2 dextral reactivation and promoting the development of broad zones of brittle–ductile deformation, quartz ± carbonate veining and associated gold mineralization.

Structurally, Kingfisher is characterized by broad mineralized widths and an atypical moderate northerly plunge to higher-grade mineralized shoots. This plunge direction contrasts with the more typical southerly plunges observed at most deposits within the East Domain and is interpreted to reflect localized dextral kinematics and dilation along

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the first-order structural boundary. rather than internal flexures within the main north–south shear corridor.

Mineralization occurs primarily as free gold associated with quartz ± carbonate veins and disseminated sulfides. including pyrite ± pyrrhotite. within the sheared felsic host. Alteration is characterized by silica enrichment with associated sericite and minor biotite. consistent with structurally controlled orogenic gold systems elsewhere in the district.

The geological and structural characteristics of Kingfisher demonstrate that regional-scale shear zones with associated felsic intrusions represent highly prospective settings within the wider Séguéla district, providing high priority targets for further exploration (Figure 7.11).

Figure 7.11 Kingfisher Deposit Geology

Figure prepared by Fortuna, 2026

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7.3.8	Kestrel Deposit

Kestrel is a small satellite deposit located approximately 300 m south–southeast of the southern rim of the Antenna pit. The deposit is coincident with a series of north–northeast-trending shallow artisanal pits exploiting narrow, discontinuous quartz veins.

Kestrel is located within the East Domain, less than 200 m east of the West Domain boundary and is hosted by sheared and altered mafic rocks within the Ancien–Koula corridor. Gold mineralization at Kestrel is analogous to that at Koula and Sunbird and is best developed in discrete zones of strong shearing, biotite–sericite–(silica)–(pyrite) alteration and intense recrystallized quartz and quartz–carbonate veining. Mineralization occurs as free gold, predominantly as small grains within recrystallized and microfractured milky-white quartz veins, with individual veins up to 3 m wide.

Mineralization manifests as two narrow sub-parallel, north–northeast-striking, vertical to steeply east-dipping lenses, which have been intersected by drilling over a strike length of approximately 350 m and to approximately 200 vertical meters. The western lens is generally better developed and continuous than the subsidiary eastern lens. The mineralization is interpreted to be controlled by a subtle dilationary dextral flexure (D2 reactivation) along a regional northerly-trending D1 shear zone (Figure 7.12).

The deposit appears closed off along strike to the north and south, reflecting the small scale of the interpreted dilationary dextral flexure, but remains open at depth, with some potential for the targeting of high-grade plunging shoots.

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Figure 7.12 Kestrel Deposit Geology

Figure prepared by Fortuna, 2026

7.4	Comment on Section 7

In the opinion of the QPs, knowledge of the settings, lithologies, and structural and alteration controls on mineralization at the Antenna, Ancien, Agouti, Boulder, Koula, Sunbird, Badior, Kestrel and Kingfisher deposits is sufficient to support Mineral Resource and Mineral Reserve estimation.

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8	Deposit Types

8.1	Mineral Deposit Type

The deposits at the Séguéla Mine are considered orogenic lode-style systems as per the criteria of Goldfarb and Groves (2015) and Groves and Santosh (2016).

Orogenic deposits may form in a wide range of host lithology environments; however the majority are noted as associated typically with volcano-plutonic or clastic sedimentary terrains. Across the Birimian terrane of West Africa several notable examples of orogenic deposits are present, including the Obuasi, Prestea-Bogoso and Ahafo-Subika deposits in Ghana, Fekola, Sadiola, and Loulo-Gounkoto in western Mali, Yaramoko and Hounde in Burkina Faso, and Tongon, Ity, and Abujar in Cote d’Ivoire amongst others. Orogenic gold deposits are typically products of structurally controlled hydrothermal mineralization systems (Figure 8.1). Such deposits exhibit strong relationships with regional arrays of major structures and shear zones connected to long-lived, crustal-scale faults and deformation zones. Across West Africa mineralizing systems are typically associated with second- and third-order shears, usually within 25 km of major first-order, crustal scale faults and shear zones.

Figure 8.1 Schematic Representation of the Variety of Proposed Models for Orogenic Gold and Fluid Sources in the Crust

Figure sourced from Goldfarb and Groves (2015); Groves and Santosh (2016).

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Metamorphism to greenschist facies is typical although there are examples of amphibolite facies present in the Birimian. Gold mineralization is usually attributed to syn to post peak metamorphism, although several mineralizing events may be noted and associated with interpreted reactivation of existing structures.

Gold mineralization is typically associated with a network of quartz veins containing subordinate amounts of carbonate, tourmaline, sulfides, and native gold. Veins may vary from stockwork in relatively shallow brittle environments through to laminated veins in deeper, more ductile systems. Gold in these quartz vein networks is typically free milling and commonly visible, although several examples of variably refractory systems associated with arsenopyrite or pyrite have been noted in the Birimian orogenic deposits. Alteration is commonly represented by the presence of albite, carbonate, hematite, biotite, white mica, and tourmaline overprinting. Alteration halos are relatively poorly developed, commonly in the order of 5-15 meters.

The Antenna, Kingfisher, Agouti and Boulder deposits are hosted by brittle–ductile quartz–albite vein stockworks, often associated with flow-banded rhyolite units or porphyritic intrusions. The Ancien, Sunbird, Badior, Kestrel and Koula deposits are hosted by brittle–ductile quartz and quartz–carbonate vein networks associated with strongly to intensely sheared tholeiitic basalt and subsidiary volcaniclastic units.

8.2	Comment on Section 8

The deposits within the Séguéla Project area are considered examples of orogenic lode-style deposits, based on the following:

•	Hosted by high iron ultramafic/mafic and volcaniclastic units, with local minor rhyolitic units.

•	Hosted on second order regional structures (interpreted as transcurrent regional shear zones) which have exhibited a complex structural history and demonstrate clear controls on mineralization.

•	Greenschist metamorphism is prevalent.

•	Mineralization is hosted by brittle–ductile quartz–albite and quartz–carbonate vein stockworks.

In the QP’s opinion an exploration model that uses an orogenic deposit model is reasonable as a regional targeting tool.

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9	Exploration

9.1	Introduction

Exploration at the Séguéla Project has been undertaken by Randgold (pre-2012), Apollo (2012–2016), Newcrest (2016–2018) and Roxgold Sango (2019–present).

Early exploration included construction of a 40-person exploration camp and core storage/logging facilities, geological mapping, purchase and interpretation of aeromagnetic data, soil, trench and artisanal dump sampling, aircore (AC), reverse circulation (RC), RC drilling with a core tail (RDC), and core (DD) drilling.

Since April 2019, Roxgold Sango has completed reconnaissance widespread AC and RC drilling across several areas including, but not limited to, Ancien, Agouti, Boulder, Bouti, P1, Elephant, Folly, P3, Kwenko West, Gabbro, Porphyry, Rollier, and Sunbird areas, and resource definition RC and DD drilling at Antenna, Ancien, Agouti, Badior, Boulder, Kingfisher, Koula, Kestrel and Sunbird (Figure 7.2).

9.2	Grid and Surveys

Data are collected in Universal Transverse Mercator (UTM) coordinates, in Zone 29P. The WGS84 datum is used for reference.

9.3	Geophysics

Xcalibur Airborne Geophysics Pty Ltd of South Africa completed an aeromagnetic/radiometric survey across the project in December 2019 and January 2020, with the results used to further enhance the prospectivity mapping and structural understanding of the mineralization controls (Figure 9.1).

Three campaigns of induced polarization (IP) ground geophysics were conducted by local Ivorian geophysical contractor Societe Internationale de Geophysique between 2023 and 2025. Gradient array IP surveys were completed on 200 m x 25 m grids covering a total of 453.5 line kilometers of surveying (Figure 9.2), with nineteen lines of pole-dipole IP surveying at 25 m station spacing for a total of 63.4 line kilometers also completed over zones of interest. The IP surveys were initially run over several zones of known mineralization to characterize the geophysical responses of the known deposits before being used as a regional targeting tool. Each known deposit surveyed was found to exhibit coincident chargeability and resistivity anomalism, consistent with the increased sulfide content and silica alteration/veining that characterizes the mineralization at each deposit.

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Figure 9.1 Xcalibur 2019/2020 Séguéla Aeromagnetics/Radiometrics Survey – Non-linear East Shade, Analytical Signal Imagery

Permit Outlines
Exploration Prospects
Analytical Signal Magnetics E Shade NL
910000N
900000N
890000N
880000N
740000E
750000E
P3
Barana
Badior
Gabbro Nth
P20
Agouti
Koula
Antenna
Boulder
Kestrel
Kwenko Nth
Sunbird
Kingfisher
P1
Kwenko West
Kwenko
Ancien
G6
Siakasso Nth
P7
N
G8
G10
0 1 2 3 4 5 km
Datum WGS84 Zone 29N
Fortuna Mining

Figure prepared by Fortuna, 2025

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Figure 9.2 Combined 2023 to 2025 Gradient Array IP Resistivity Imagery

Permit Outlines
Exploration Prospects
Pole-Dipole IP Lines
Gradient Array IP Resistivity Imagery
910000N
900000N
890000N
880000N
740000E
750000E
P3
Barana
Badior
Gabbro Nth
P20
Agouti
Koula
Antenna
Boulder
Kestrel
Kwenko Nth
Sunbird
Kingfisher
P1
Kwenko West
Kwenko
Ancien
G6
Siakasso Nth
P7
N
G8
G10
0 1 2 3 4 5 km
Datum WGS84 Zone 29N
Fortuna Mining

Figure prepared by Fortuna, 2025

9.4	Geochemistry

Surface geochemical prospecting has proven to be an effective exploration tool at Séguéla, with the Koula, Sunbird, Kingfisher, Kestrel and Badior discoveries all directly attributable to the drill targeting of geochemical anomalism. Ongoing geochemical

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sampling, including grid-based soil and auger sampling and rock chip and grab sampling of outcrop and artisanal workings, continues to identify and define significant geochemical anomalism, which when combined with geophysics and surface mapping presents numerous priority areas for systematic drill follow up (Figure 9.3).

Multi-element geochemical analysis of predominantly auger and drill core has directly contributed to a greater understanding of the subsurface geology at Séguéla, whilst also highlighting alteration haloes and mineralization pathfinder assemblages as vectors to mineralization.

Several of the deposits discovered at Séguéla, particularly Ancien and Kingfisher, manifest as very subtle and discrete surface geochemical anomalies and, although effective in identifying anomalism, the local regolith, geomorphology and laterization effects must be considered in the interpretation of surface geochemistry prior to drill targeting.

Figure 9.3 Séguéla Prospects (yellow stars) Superimposed on Gridded Auger Gold Geochemistry

Figure prepared by Fortuna, 2025

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9.5	Petrography

To further assist with the interpretation of multielement geochemistry, four representative suites of core samples totaling 60 samples from the Antenna, Boulder, Agouti, Ancien, Koula and Gabbro deposits were submitted for petrographic analysis between 2017 and 2021. The descriptions provided of lithologies, alteration, veining and mineralization assemblages were used to further refine the geological and mineralization understanding.

9.6	Comment on Section 9

Exploration activities are ongoing with mapping and auger geochemistry continuing to identify and define priority targets for follow up AC, RC and core drilling.

In the opinion of the QPs:

•	The mineralization style and setting of the Séguéla Project is sufficiently well understood to support the Mineral Resource and Mineral Reserve estimation.

•	Exploration methods are consistent with industry practices and are adequate to support continuing exploration and Mineral Resource estimation.

•	Exploration results support Roxgold Sango’s interpretation of the geological setting and mineralization.

•	Continuing exploration may identify additional mineralization that may warrant drill testing.

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10	Drilling

Drilling across the Séguéla Project has been conducted by Apollo and Newcrest, and since April 2019 by Roxgold Sango.

10.1	Historical Drilling

No details are available regarding the depths and locations of RC drill holes completed by Apollo in 2014. No drilling undertaken by Apollo is used in the Mineral Resource estimate.

Between March 2016 and December 2017, Newcrest conducted a campaign of drilling over the Antenna prospect which included preliminary reconnaissance AC drilling, then resource definition RC, DD and RCD drilling. In total, 38,104.3 m of drilling was completed over the Antenna prospect (Table 10.1).

Table 10.1 Summary of Newcrest Drilling at the Séguéla Property between 2016 and 2019

9Prospect	Year	Hole Type	No. of Collars	Total Meters
Antenna	2016	AC	544	8,057
	2017	AC	189	3,097
	2016	DD	2	310.9
	2017	DD	25	5,479.6
	2016	RC	9	978
	2017	RC	79	9,080
	2016	RCD	14	2,721.3
	2017	RCD	41	8,380.4
Total			903	38,104.3
Agouti	2017	AC	992	9,871
	2017	RC	14	2,177
	2017	DD	1	102.4
	2018	AC	100	1,187
	2018	RC	5	840
Total			1,112	14,177
Boulder	2017	AC	1,196	13,844
	2017	RC	5	557
	2017	RCD	1	141.5
	2018	AC	50	898
	2018	RC	9	1,271
	2018	RCD	1	185
Total			1,262	16,897
Ancien	2018	AC	92	1,756
	2018	RC	2	221
	2019	RCD	1	141.3
Total			95	2,118

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Newcrest’s 150 RC, DD and RCD holes totaling 26,065 m define the Antenna deposit on drill hole spacings that range from 20 m to 100 m apart along a strike extent of 1,700 m. Newcrest also completed a total of 33,192.2 m of AC, RC, DD and RCD drilling at Agouti, Ancien, and Boulder prior to April 2019. Drill hole collar locations for all holes drilled by Newcrest are displayed in Figure 10.1.

Figure 10.1 Collar Plan Showing Location of Newcrest Drill Holes by Type

Figure prepared by Fortuna, 2025

10.2	Drilling Conducted by Roxgold Sango

From April 2019 to June 30, 2025 Roxgold Sango drilled a total of 9,079 holes totaling 501,606 meters that included aircore, diamond and RC drilling (Table 10.2).

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Table 10.2 Summary of Drilling Conducted by Roxgold Sango at the Séguéla Property between April 2019 and June 30, 2025

Hole Type	No. of holes	Meters
AC	4,142	63,178
DD*	101	22,504
RC#	4,171	241,023
RCD	665	174,901
Total	9,079	501,606

Drill programs targeted a variety of prospects that were identified via geophysical anomalies, surface mapping and surface geochemical sampling across the Séguéla Project, see Figure 10.2.

Figure 10.2 Map Showing Location of Drilling Conducted by Roxgold Sango

Figure prepared by Fortuna, 2025

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Of the prospects drilled, Roxgold Sango identified nine to prioritize where significant gold mineralization had been identified. Resource definition drilling has been conducted for the Antenna, Agouti, Ancien, Boulder, Sunbird, Koula, Badior, Kestrel and Kingfisher deposits as at the effective date of this Report (Table 10.3).

Table 10.3 Number of Holes and Meters Used in Mineral Resource Estimation by Deposit

Project	Hole Type	No. of Collars	Total Meters
Antenna	DD*	35	6,516
	RC#	2,218	87,557
	RCD	62	12,444
Agouti	DD*	10	907
	RC	188	17,947
	RCD	13	2,276
Ancien	DD*	2	473
	RC#	515	22,641
	RCD	118	30,295
Boulder	DD*	1	107
	RC	156	17,118
	RCD	8	1,662
Koula	DD*	11	3,991
	RC#	309	16,543
	RCD	128	32,114
Sunbird	DD*	33	10,589
	RC	94	10,741
	RCD	162	59,711
Badior	RC	53	4,953
	RCD	13	3,058
Kingfisher	DD*	4	708
	RC	187	16,689
	RCD	165	34,089
Kestrel	DD	1	178
	RC	29	2,237
	RCD	11	2,393
Total		4,526	397,938

* DD includes geotechnical diamond drilling

# RC includes RC grade control and sterilization drilling

All resource definition drilling was completed by a third-party drill contractor, Geodrill Ltd. Grade control RC drilling was completed on a campaign basis by third-party contractors Geodrill Ltd, Forage FTE Drilling and Mota-Engil Cote d'Ivoire (Mota-Engil).

Resource definition drilling was designed to progress each deposit through the stages of Mineral Resource definition and increased confidence to support conversion to Mineral Reserves and subsequent inclusion into the Séguéla LOMP. Additionally, exploration drilling targeted down-dip/down-plunge and along strike extensions at each of the

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deposits. Resource infill and extension drilling is ongoing at the Sunbird and Kingfisher deposits, which both remain open down-dip/down-plunge with potential for significant additional mineralization to be defined. Further drilling is also planned for the Ancien and Koula deposits, targeting mineralization below the open pits that is potentially exploitable by underground mining methods. AC drilling was used for geochemical data collection and is not used for any resource modelling.

Drill hole location plans for the Antenna (Figure 10.3), Ancien (Figure 10.4), Agouti (Figure 10.5), Boulder (Figure 10.6), Koula (Figure 10.7), Sunbird (Figure 10.8), Badior, (Figure 10.9), Kingfisher (Figure 10.10) and Kestrel (Figure 10.11) deposits are shown by drill type used for the Mineral Resource estimations.

Figure 10.3 Antenna Deposit Collar Plan Showing Drill Holes Used for Resource Estimation by Type

Figure prepared by Fortuna, 2025

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Figure 10.4 Ancien Deposit Collar Plan Showing Drill Holes Used for Resource Estimation by Type

Figure prepared by Fortuna, 2025

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Figure 10.5 Agouti Deposit Collar Plan Showing Drill Holes Used for Resource Estimation by Type

Figure prepared by Fortuna, 2025

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Figure 10.6 Boulder Deposit Collar Plan Showing Drill Holes Used for Resource Estimation by Type

895,000mN
895,000mN
744,000mE
Fortuna Mining
Mineralized Envelopes
Resource Pit Outlines
Drilling by Type
DD
RCD
RC
RC Grade Control
894,500mN
894,500mN
894,000mN
894,000mN
893,500mN
743,500mE
N
0
100
200
300m
Datum WGS84 Zone 29N

Figure prepared by Fortuna, 2025

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Figure 10.7 Koula Deposit Collar Plan Showing Drill Holes Used for Resource Estimation by Type

Figure prepared by Fortuna, 2025

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Figure 10.8 Sunbird Deposit Collar Plan Showing Drill Holes Used for Resource Estimation by Type

Figure prepared by Fortuna, 2025

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Figure 10.9 Badior Deposit Collar Plan Showing Drill Holes Used for Resource Estimation by Type

Figure prepared by Fortuna, 2025

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Figure 10.10 Kingfisher Deposit Collar Plan Showing Drill Holes Used for Resource Estimation by Type

Figure prepared by Fortuna, 2025

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Figure 10.11 Kestrel Deposit Collar Plan Showing Drill Holes Used for Resource Estimation by Type

Fortuna Mining
741,800mE
742,000mE
894,200mN
894,200mN
Antenna
Pit
Outline
894,000mN
894,000mN
Kestrel
Pit
Outline
893,800mN
Mineralized Envelopes
Resource Pit Outlines
Drilling by Type
DD
RCD
RC
RC Grade Control
N
893,600mN
893,600mN
0
50
100m
Datum WGS84 Zone 29N
741,800mE
742,000mE
742,200mE

Figure prepared by Fortuna, 2025

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10.3	Extent of Drilling

The extent of drilling varies for each of the deposits that have estimated Mineral Resources. Most deposits have been drilled based on a grid of exploration holes approximately 20 to 25 m apart.

The Antenna deposit has been drilled over a strike length of approximately 1,700 m (north to south) and to depths around 250 m from surface. Exploration drilling has increased in depth to the south.

The Ancien deposit has been drilled over a strike length of approximately 500 m (north to south) and to depths of 320 m from surface. Similar to Antenna, exploration drilling has increased in depth to the south.

The Koula deposit has been drilled over a strike length of approximately 1,000 m (north–northeast to south–southwest) and to depths of 400 m from surface. Exploration drilling has increased in depth in response to the plunge of mineralization to the southwest.

The Agouti deposit is split into three main mineralized zones where resources have been estimated. The Eastern zone has been drilled over a strike length of 700 m (north–northeast to south–southwest) to a depth of 200 m from surface; the Central zone has been drilled over a strike length of 300 m (north to south) to a depth of 150 m from surface; and the Western zone has been drilled over a strike length of 300 m (north–northeast to south–southwest) to a depth of 125 m from surface. The drilling follows the plunge of the mineralization generally getting deeper towards the south southwest.

The Boulder deposit has been drilled over a strike length of approximately 1,500 m (northeast to southwest) and to depths of 200 m from surface.

The Sunbird deposit has been drilled over a strike length of approximately 1,850 m (north to south) and to depths around 650 m from surface. Exploration drilling has increased in depth to the south, as it follows the plunge of mineralization.

The Badior deposit has been drilled over a strike length of approximately 400 m (north to south) and to depths around 200 m from surface. Exploration drilling has generally increased in depth to the north, as it follows the plunge of mineralization.

The Kingfisher deposit has been drilled over a strike length of approximately 2,100 m (north to south) and to depths around 300 m from surface. Exploration drilling has increased in depth to the north, as it follows the plunge of mineralization.

The Kestrel deposit has been drilled over a strike length of approximately 350 m (north to south) and to depths around 200 m from surface. Exploration drilling has increased in depth to the south, as it follows the plunge of mineralization.

10.4	Grade Control Drilling

Campaigns of grade control RC drilling have been conducted at the Antenna, Ancien, and Koula deposits to provide additional data for the definition of ore and waste boundaries and grade categorization for developing daily, weekly and monthly mining and ore processing schedules, and ore stockpiling strategies. Recovered drill chips are visually logged, with lithology, alteration, veining, mineralization and weathering state recorded and used to define mineralized domains. Samples of 1m length are assayed using a 50 g fire-assay technique, with atomic absorption spectroscopy providing the final assay result. All grade control drilling is performed by RC drill rigs and subject to Fortuna’s standard QAQC program with the insertion of standards, blanks and duplicates. A total

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of 2,399 holes for 84,494m has been drilled at the four active mining deposits (Table 10.5).

Table 10.4 Grade Control Drilling Completed by Deposit

Deposit	Number of Holes	Meters Drilled
Antenna	1,746	61,380
Ancien	438	14,838
Koula	215	8,276
Total	2,399	84,494

Grade control models are updated at the completion of each drill campaign, with the additional data provided by each campaign allowing a vertical extension of up to 35 m to be added to the estimated models. Comparison between grade control models and the Mineral Reserve models is completed on a monthly basis. In the upper levels of Antenna, Ancien and Koula, grade control modelling showed lower tonnes, grades and ounces that the Mineral Reserve models where artisanal mining had depleted portions of the oxide and transitional ore after the initial exploration and resource drilling had been completed. Reconciliation of the grade control models to reserve models in these deposits improved as mining progressed deeper, into fresh ore, where artisanal exploitation had not taken place.

10.5	Drilling Since the Mineral Resource Database Cut-off Date

Exploration drilling has continued after the data cut-off date at some of the deposits that were estimated including Kingfisher and Sunbird with a total of 62 holes for 25,065 m completed as at February 25, 2026 (Fortuna, 2026). Significant results from the drilling are detailed in Table 10.5. Additionally, RC grade control and waste dump sterilization drilling has been conducted at Ancien, Antenna, Koula and Sunbird with 422 holes drilled for a total of 13,135 m.

Table 10.5 Intervals of Interest in Holes Drilled Post Data Cut-off Date

Hole ID	Easting	Northing	Elevation	EOH Depth	Azimuth (°)*	Dip (°)*	From (m)	To (m)	Drilled Interval (m)	ETW** (m)	Au (g/t)	Hole Type	Deposit
SGRD2516	743640	892960	443	369	90	-60	321	328	7	5.95	9.50	RCD	Kingfisher
					including		326	328	2	1.7	30.48	RCD	Kingfisher
SGRD2434	742305	891925	603	740	90	-60	229	233	4	2.8	10.27	RCD	Sunbird
					including		232	233	1	0.7	28.60	RCD	Sunbird
							660	661	1	0.7	41.60	RCD	Sunbird
							664	665	1	0.7	5.16	RCD	Sunbird
							668	671	3	2.1	2.60	RCD	Sunbird
							688	711	23	16.1	7.30	RCD	Sunbird
					including		688	690	2	1.4	19.20	RCD	Sunbird
					and		702	703	1	0.7	57.90	RCD	Sunbird
					and		706	707	1	0.7	17.45	RCD	Sunbird
SGRC2435	742425	892410	563	30	90	-60	Abandoned					RC	Sunbird
SGRD2437	742500	892685	536	37	90	-60	Abandoned					RCD	Sunbird
SGRD2438	742250	891925	589	839.1	90	-60	785	792	7	4.9	6.8	RCD	Sunbird
					including		786	788	2	1.4	15.7	RCD	Sunbird
							817	819	2	1.4	3.3	RCD	Sunbird
SGRD2439	742500	892685	536	540.3	90	-60	445	446	1	0.7	11.3	RCD	Sunbird
							472	477	5	3.5	3.7	RCD	Sunbird

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Hole ID	Easting	Northing	Elevation	EOH Depth	Azimuth (°)*	Dip (°)*	From (m)	To (m)	Drilled Interval (m)	ETW** (m)	Au (g/t)	Hole Type	Deposit
					including		472	473	1	0.7	11.0	RCD	Sunbird
							481	490	9	6.3	7.1	RCD	Sunbird
					including		485	488	3	2.1	10.6	RCD	Sunbird
						and	489	490	1	0.7	12.0	RCD	Sunbird
SGRD2440	742485	892535	546	528.3	90	-60	413	414	1	0.7	7.2	RCD	Sunbird
							493	510	17	11.9	4.0	RCD	Sunbird
SGRC2441	742390	892420	565	95	90	-60	NSI					RC	Sunbird
SGRC2442	742360	892420	565	54	90	-60	Abandoned					RC	Sunbird
SGRC2443	742360	892420	565	140	90	-60	NSI					RC	Sunbird
SGRD2444	742515	892715	541	500	90	-60	121	122	1	0.7	78.90	RCD	Sunbird
							448	465	17	11.9	8.31	RCD	Sunbird
					including		458	462	4	2.8	25.00	RCD	Sunbird
SGRC2445	742400	892268	569	130	90	-60	NSI					RC	Sunbird
SGRC2446	742340	892250	565	180	90	-60	NSI					RC	Sunbird
SGRC2447	742400	892293	567	100	90	-60	NSI					RC	Sunbird
SGRC2448	742389	892317	565	134	90	-60	88	90	2	1.4	16.0	RC	Sunbird
					including		89	90	1	0.7	30.6	RC	Sunbird
							111	112	1	0.7	6.1	RC	Sunbird
SGRC2449	742440	892450	559	44	90	-60	Abandoned					RC	Sunbird
SGRC2450	742440	892450	559	44	90	-60	Abandoned					RC	Sunbird
SGRC2451	742440	892450	559	50	90	-60	Abandoned					RC	Sunbird
SGRD2452	742385	892510	569	702	90	-60	79	80	1	0.7	7.3	RCD	Sunbird
							83	84	1	0.7	11.9	RCD	Sunbird
							649	652	3	2.1	6.3	RCD	Sunbird
							658	666	8	5.6	9.0	RCD	Sunbird
					including		660	661	1	0.7	14.7	RCD	Sunbird
					and		664	666	2	1.4	25.0	RCD	Sunbird
SGRD2453	742279	892025	597	114.3	90	-60	Abandoned					RCD	Sunbird
SGRD2454	742590	892700	560	350	90	-60	264	269	5	3.5	2.5	RCD	Sunbird
SGRD2455	742289	892029	602	750	90	-60	708	709	1	0.7	12.2	RCD	Sunbird
							719	727	8	5.6	9.5	RCD	Sunbird
					including		720	722	2	1.4	28.5	RCD	Sunbird
							737	739	2	1.4	3.0	RCD	Sunbird
SGRD2456	742449	892612	548	609	90	-60	565	573	8	5.6	2.9	RCD	Sunbird
							577	581	4	2.8	17.4	RCD	Sunbird
					including		577	579	2	1.4	27.9	RCD	Sunbird
					and		580	581	1	0.7	11.5	RCD	Sunbird
SGRD2457	742595	892752	556	375	90	-60	330	336	6	4.2	4.8	RCD	Sunbird
							339	341	2	1.4	3.4	RCD	Sunbird
SGRD2458	742502	892662	536	520	90	-60	469	473	4	2.8	12.0	RCD	Sunbird
					including		470	473	3	2.1	14.2	RCD	Sunbird
SGRD2459	742400	892612	561	708	90	-60	639	642	3	2.1	4.7	RCD	Sunbird
SGRD2460	742260	891828	590	819.1	90	-60	760	762	2	1.4	9.5	RCD	Sunbird
					including		761	762	1	0.7	12.4	RCD	Sunbird
							787	796	9	6.3	5.2	RCD	Sunbird
					including		791	792	1	0.7	25.3	RCD	Sunbird
							802	809	7	4.9	5.4	RCD	Sunbird
					including		802	803	1	0.7	10.7	RCD	Sunbird
SGRD2461	742389	892462	567	723	90	-60	105	109	4	2.8	2.25	RCD	Sunbird
							662	666	4	2.8	3.49	RCD	Sunbird
							669	686	17	11.9	5.97	RCD	Sunbird
					including		669	670	1	0.7	14.5	RCD	Sunbird
					and		678	679	1	0.7	22.3	RCD	Sunbird
					and		681	682	1	0.7	20.1	RCD	Sunbird
SGRD2462	742449	892662	534	600.7	90	-60	534	541	7	4.9	2.8	RCD	Sunbird

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Hole ID	Easting	Northing	Elevation	EOH Depth	Azimuth (°)*	Dip (°)*	From (m)	To (m)	Drilled Interval (m)	ETW** (m)	Au (g/t)	Hole Type	Deposit
SGRD2463	742445	892560	553	37	90	-60	Abandoned					RCD	Sunbird
SGRD2464	742446	892560	553	49	90	-60	Abandoned					RCD	Sunbird
SGRD2465	742451	892513	558	550.6	90	-60	7	12	5	3.5	2.7	RCD	Sunbird
							521	530	9	6.3	6.0	RCD	Sunbird
					including		526	527	1	0.7	27.3	RCD	Sunbird
SGRD2466	742389	892561	567	738.3	90	-60	81	82	1	0.7	7.5	RCD	Sunbird
							658	659	1	0.7	5.7	RCD	Sunbird
							674	677	3	2.1	4.2	RCD	Sunbird
SGRD2467	742334	892462	534	801	90	-60	750	759	9	6.3	4.0	RCD	Sunbird
							786	791	5	3.5	13.3	RCD	Sunbird
					including		786	788	2	1.4	27.7	RCD	Sunbird
SGRD2468	742444	892560	553	48	90	-60	Abandoned					RCD	Sunbird
SGRD2469	742495	892586	509	48	90	-60	463	474	11	7.7	2.7	RCD	Sunbird
SGRD2470	742492	892639	509	500.5	90	-60	483	491	8	5.6	15.58	RCD	Sunbird
					including		484	485	1	0.7	28.8	RCD	Sunbird
					and		487	489	2	1.4	29.6	RCD	Sunbird
SGRD2471	742519	892486	541	420.2	90	-60	359	361	2	1.4	3.97	RCD	Sunbird
							378	392	14	9.8	6.01	RCD	Sunbird
					including		382	384	2	1.4	21.55	RCD	Sunbird
SGRD2472	742478	892511	554	540	90	-60	492	496	4	2.8	4.20	RCD	Sunbird
SGRD2473	742497	892536	552	500	90	-60	418	420	2	1.4	3.20	RCD	Sunbird
							431	432	1	0.7	6.25	RCD	Sunbird
							478	484	6	4.2	15.38	RCD	Sunbird
					including		480	483	3	2.1	26.20	RCD	Sunbird
SGRD2474	742475	892537	551	60	90	-60	NSI					RCD	Sunbird
SGRD2475	742478	892590	542	540	90	-60	504	523	19	13.3	4.10	RCD	Sunbird
					including		504	505	1	0.7	13.60	RCD	Sunbird
SGRD2476	742475	892713	526	560	90	-60	518	522	4	2.8	3.50	RCD	Sunbird
SGRD2477	742501	892563	551	507	90	-60	483	486	3	2.1	10.90	RCD	Sunbird
					including		485	486	1	0.7	23.50	RCD	Sunbird
							489	496	7	4.9	13.93	RCD	Sunbird
					including		492	495	3	2.1	27.53	RCD	Sunbird
SGRD2478	742473	892687	529	563.8	90	-60	513	515	2	1.4	3.50	RCD	Sunbird
SGRD2479	742475	892612	541	36	90	-60	Abandoned					RCD	Sunbird
SGRD2480	742477	892612	541	594	90	-60	549	558	9	6.3	3.18	RCD	Sunbird
							562	565	3	2.1	15.76	RCD	Sunbird
					including		562	564	2	1.4	21.75	RCD	Sunbird
							569	571	2	1.4	5.71	RCD	Sunbird
SGRD2481	742451	892511	558	29	90	-60	Abandoned					RCD	Sunbird
SGRD2483	742449	892687	529	42	90	-60	NSI					RCD	Sunbird
SGRD2484	742452	892661	533	627	90	-60	588	591	3	2.1	10.7	RCD	Sunbird
						Incl.	589	590	1	0.7	27.9	RCD	Sunbird
SGRD2485	742448	892712	526	610	90	-60	581	584	3	2.1	5.7	RCD	Sunbird
SGRD2487	742477	892537	551	540.7	90	-60	499	516	17	11.9	4.1	RCD	Sunbird
						Incl.	501	502	1	0.7	10.2	RCD	Sunbird
SGRD2489	742453	892488	558	610.6	90	-60	516	518	2	1.4	2.6	RCD	Sunbird
							546	547	1	0.7	6.9	RCD	Sunbird
SGRD2490	742494	892485	543	48	90	-60	NSI					RCD	Sunbird
SGRD2491	742476	892639	534	567	90	-60	513	525	12	8.4	5.2	RCD	Sunbird
						Incl.	513	515	2	1.4	12.0	RCD	Sunbird
						And	521	522	1	0.7	14.3	RCD	Sunbird
							528	540	12	8.4	8.2	RCD	Sunbird
						Incl.	533	535	2	1.4	29.6	RCD	Sunbird
SGDD141	742440	892449	545	590.2	90	-60	489	493	4	2.8	6.3	DD	Sunbird
					including		492	493	1	0.7	15.4	DD	Sunbird

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Hole ID	Easting	Northing	Elevation	EOH Depth	Azimuth (°)*	Dip (°)*	From (m)	To (m)	Drilled Interval (m)	ETW** (m)	Au (g/t)	Hole Type	Deposit
							531	532	1	0.7	11.5	DD	Sunbird
							548	549	1	0.7	6.5	DD	Sunbird
							552	556	4	2.8	3.0	DD	Sunbird
							563	566	3	2.1	3.9	DD	Sunbird
SGDD142	742446	892560	526	214.6	90	-60	Abandoned					DD	Sunbird
SGDD143	742450	892563	554	633.3	90	-60	12	14	2	1.4	4.3	DD	Sunbird
							582	594	12	8.4	2.7	DD	Sunbird
							598	599	1	0.7	55.4	DD	Sunbird
							603	606	3	2.1	12.3	DD	Sunbird
					including		604	605	1	0.7	30.4	DD	Sunbird
							609	611	2	1.4	3.2	DD	Sunbird
							624	625	1	0.7	5.3	DD	Sunbird
SGDD145	742425	892513	563	624.2	90	-60	587	590	3	2.1	2.7	DD	Sunbird
							593	596	3	2.1	8.1	DD	Sunbird
						Incl.	594	596	2	1.4	11.0	DD	Sunbird
							602	611	9	6.3	4.3	DD	Sunbird
							614	618	4	2.8	8.0	DD	Sunbird
						Incl.	616	617	1	0.7	11.1	DD	Sunbird
SGDD147	742391	892463	567	660.1	90	-60	104	106	2	1.4	3.2	DD	Sunbird
							624	627	3	2.1	5.4	DD	Sunbird
							634	647	13	9.1	3.9	DD	Sunbird
						Incl.	642	643	1	0.7	10.9	DD	Sunbird
SGDD148	742425	892536	563	622	90	-60	530	531	1	0.7	73.5	DD	Sunbird
							564	591	27	18.9	6.09	DD	Sunbird
					including		569	570	1	0.7	25.4	DD	Sunbird
					and		574	575	1	0.7	27.4	DD	Sunbird
					and		589	590	1	0.7	16.8	DD	Sunbird
SGDD149	742357	892411	565	720.1	90	-60	686	692	6	4.2	13.0	DD	Sunbird
						Incl.	686	688	2	1.4	31.1	DD	Sunbird
*Azimuth and dip values taken at collar location **ETW = Estimated True Width NSI = No significant intercepts

The QP has reviewed the results against the block models and has determined that the new drilling would not materially change the Mineral Resource estimates for the Kingfisher and Sunbird deposits detailed in this Report. Drilling at Sunbird (60 of the 62 resource definition holes) has identified extended mineralization down-dip and down-plunge of the current Mineral Resource estimate. An updated estimate of the Sunbird deposit is planned for the second quarter of 2026 to assess the underground potential of this additional mineralization.

10.6	Drilling Techniques and Procedures

10.6.1	Apollo RC Drilling

Drilling and sampling techniques and procedures for the Apollo RC drilling are unknown.

10.6.2	Newcrest and Roxgold Sango AC and RC Drilling

For Newcrest and Roxgold Sango drilling, AC and RC samples were collected from the face sampling auger bit (AC) or face sampling pneumatic hammer (RC - 5.25-inch or 133 mm diameter) via the inside return tube in their entirety, into 60 L plastic sample bags. Samples were kept dry through the use of sufficient air pressure during drilling to exclude

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both dust suppression water injected during drilling and preclude the influx of groundwater.

In the case of RC drilling, if wet samples were encountered by the Newcrest or Roxgold Sango geologists at the time of drilling, the drilling contractor was given a further 2 m to return to dry sampling, otherwise the methodology was switched to a core tail.

10.6.3	Newcrest and Roxgold Sango Core Drilling

HQ or NQ2 diameter drill core (63.5 mm and 50.6 mm, respectively) was retrieved via conventional wireline methods and placed into metal core trays, which were clearly marked with hole IDs and depth ranges, on an embossed aluminum permatag that was attached to the core tray.

10.7	Drill Logging

10.7.1	Newcrest and Roxgold Sango AC and RC Drilling

RC and AC drilling samples were logged at the rig from drill spoils on a per-meter basis, with reference samples of the drill chips for every meter of RC drilling completed collected into plastic chip trays, clearly labelled with their respective depths and hole IDs and stored under cover at the Séguéla Mine exploration offices sample storage racks.

Geological logging was conducted by the supervising geologists using a set of standardized Newcrest/Roxgold Sango codes for geology, alteration and veining.

All logging was undertaken by qualified geologists. The level of detail in the RC logging is considered by the QP to be appropriate for use in Mineral Resource estimation.

10.7.2	Newcrest and Roxgold Sango Core Drilling

All Newcrest and Roxgold Sango drill core were depth marked and orientated at the drilling site by trained field technicians. Orientation marks from each core run were aligned along pieces of core on a per-tray basis.

The orientation marks were then drawn on the core as a continuous line where possible; solid lines indicating well oriented core aligned between at least two orientation marks. Dashed lines were used to represent core that aligned to only a single orientation mark (lower confidence). Orientated and depth-marked drill core was retrieved from the operating drill rigs at least daily and returned to the core storage and logging facilities at the Séguéla Mine exploration offices. Core to be logged was racked in entire holes at working height, and the core was then logged for recovery (%) per core run, and geotechnical parameters such as natural breaks per meter, and rock quality designation.

Geological logging was conducted by the supervising geologists using a set of standardized Newcrest/Roxgold Sango codes for geology, alteration and veining. Structural measurements were collected using a kenometer aligned to the orientation line on the core of each drill hole.

All logging was undertaken by qualified geologists. The level of detail in the logging is considered appropriate by the Qualified Person for use in Mineral Resource estimation.

10.8	Recovery

Core recovery for the drilling completed to-date averages greater than 98% in oxide material, and 99% in transitional and fresh material. Core recovery within mineralized zones is generally high (averaging 99%).

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10.9	Drill hole Surveying

10.9.1	Collar Surveying

No record has been recovered of the survey methods used to locate collars drilled by Apollo.

Collar surveying for Newcrest and Roxgold Sango drilling was completed on an ad-hoc campaign basis by either the Séguéla Mine survey team or commercial surveyors using RTK global positioning system (GPS) equipment. Surveys are reported to be accurate within 0.1 m. No significant errors were noted in the location of the drill holes.

10.9.2	Downhole Surveying

No details are available of the downhole survey methods used by Apollo.

Newcrest and initial Roxgold Sango RC, DD and RCD drill holes were all surveyed downhole at 18 m, 30 m and 50 m depths, then at either 15 m, 30 m or 50 m intervals, thereafter, depending on observed deviation. Reflex EZ-SHOT equipment was used to conduct the surveys “in-rod”. From January 2020 onwards, downhole directional surveys for resource drilling were routinely conducted using a north-seeking Reflex EZ-GYRO, with the Reflex EZ-SHOT retained for backup and survey check purposes. Gyro surveys were generally conducted at 12 m intervals and then at 30 m intervals thereafter. Gyroscope surveys were prioritized over EZ-SHOT surveys in the database. AC holes being typically short (maximum depth 42 m) were not surveyed downhole as deviation was not, and is not, considered to be a material risk over such lengths.

10.10	Sample Length Versus True Thickness

The relationship between the sample intercept lengths and the true width of mineralization varies in relation to the intersection angle between the steeply-dipping zone of mineralized veins and the inclined nature of the core holes. Calculated estimated true widths (ETWs) are always reported together with actual sample lengths by taking into account the angle of intersection between drill hole and the mineralized structure. Exaggeration of the true width of the mineralization does not occur during modeling as the actual vein contacts are modeled in three-dimensional space to create vein solids that are subsequently used to constrain the estimation of Mineral Resources.

10.11	Example of Drill Intercepts

Table 10.6 provides a list of typical drill hole intercepts encountered at the Séguéla Mine at the Agouti, Ancien, Antenna, Badior, Boulder, Kingfisher, Koula, Sunbird, and Kestrel deposits.

Table 10.6 Example of Typical Drill Results at the Séguéla Mine

Hole ID	Easting	Northing	Elevation	EOH Depth	Azimuth (°)*	Dip (°)*	From (m)	To (m)	Drilled Interval (m)	ETW** (m)	Au (g/t)	Deposit
SGRC551	744582	896676	381	130	290	-55	67	81	14	9.8	6.21	Agouti
						including	67	68	1	0.7	11.35	Agouti
						and	69	71	2	1.4	26.05	Agouti
						and	75	76	1	0.7	12.35	Agouti
SGRC588	744391	897084	396	50	290	-55	1	14	13	9.1	5.15	Agouti
						including	7	8	1	0.7	38.30	Agouti
SGRC625	744694	896371	414	100	290	-55	68	79	11	7.7	2.10	Agouti
							83	86	3	2.1	11.55	Agouti

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Hole ID	Easting	Northing	Elevation	EOH Depth	Azimuth (°)*	Dip (°)*	From (m)	To (m)	Drilled Interval (m)	ETW** (m)	Au (g/t)	Deposit
						including	83	84	1	0.7	31.60	Agouti
SGRD456	743241	888505	369	194.6	277	-55	133	175	42	35.7	16.97	Ancien
						including	133	138	5	4.25	42.09	Ancien
						and	146	148	2	1.7	109.05	Ancien
						and	149	152	3	2.55	49.18	Ancien
						and	162	164	2	1.7	36.08	Ancien
SGRC462	743138	888622	365	70	277	-55	20	43	23	19.55	7.79	Ancien
						including	25	26	1	0.85	10.70	Ancien
						and	29	30	1	0.85	13.75	Ancien
						and	32	34	2	1.7	22.28	Ancien
						and	36	37	1	0.85	67.20	Ancien
SGRD767	743258	888379	373	243.7	277	-55	206	230	24	20.4	5.00	Ancien
						including	221	224	3	2.55	14.95	Ancien
						and	226	227	1	0.85	12.60	Ancien
SGDD014	741936	894912	387	158.9	263	-50	79	102	23	16.1	1.72	Antenna
SGRD061	741927	894487	404	252.4	271	-55	88	91	3	2.1	4.18	Antenna
							127	136	9	6.3	1.59	Antenna
							157	180	23	16.1	7.60	Antenna
						including	159	161	2	1.4	43.03	Antenna
						and	164	165	1	0.7	10.50	Antenna
						and	168	169	1	0.7	10.70	Antenna
							185	194	9	6.3	2.25	Antenna
							230	232	2	1.4	6.29	Antenna
						including	230	231	1	0.7	10.45	Antenna
							236	238	2	1.4	7.20	Antenna
						including	236	237	1	0.7	10.55	Antenna
SGRC223	741873	894713	396	108	271	-55	8	10	2	1.4	3.98	Antenna
							31	64	33	23.1	5.80	Antenna
						including	42	43	1	0.7	13.75	Antenna
						and	45	46	1	0.7	16.65	Antenna
						and	47	49	2	1.4	13.33	Antenna
						and	50	51	1	0.7	11.30	Antenna
						and	56	59	3	2.1	18.07	Antenna
							88	98	10	7	1.61	Antenna
SGRC1521	743096	901901	406	147	270	-60	43	46	3	2.1	11.60	Badior
						including	44	46	2	1.4	16.83	Badior
							105	127	22	15.4	11.46	Badior
						including	107	108	1	0.7	26.00	Badior
						and	111	112	1	0.7	15.50	Badior
						and	114	118	4	2.8	40.68	Badior
SGRC1961	743089	901830	408	100	270	-55	53	61	8	5.6	16.20	Badior
						including	53	57	4	2.8	25.46	Badior
						and	60	61	1	0.7	17.80	Badior
							67	73	6	4.2	9.89	Badior
						including	68	69	1	0.7	53.10	Badior
SGRC1973	743118	901930	406	150	270	-55	53	61	8	5.6	9.02	Badior
						including	54	55	1	0.7	23.00	Badior
						and	59	61	2	1.4	18.13	Badior
							115	119	4	2.8	3.61	Badior
							144	145	1	0.7	14.85	Badior
SGRC211	743612	894097	412	102	305	-55	58	75	17	15.3	1.87	Boulder
						including	60	61	1	0.9	10.35	Boulder
SGRC354	743639	894175	402	40	305	-55	11	18	7	6.3	1.85	Boulder
SGRC429	743518	893983	435	150	305	-55	60	73	13	11.7	1.43	Boulder
SGRD1833	743716	892655	420	181.9	90	-60	119	142	23	18.4	6.39	Kingfisher
						including	120	122	2	1.6	Core Loss	Kingfisher
						and	139	141	2	1.6	49.30	Kingfisher
							148	164	16	12.8	1.20	Kingfisher
SGRD2150	743611	892804	429	370.4	90	-60	266	297	31	24.8	2.44	Kingfisher
						including	267	268	1	0.8	16.10	Kingfisher
SGRC2285	743732	892433	402	102	90	-60	33	75	42	33.6	2.46	Kingfisher
						including	36	37	1	0.8	11.00	Kingfisher

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Hole ID	Easting	Northing	Elevation	EOH Depth	Azimuth (°)*	Dip (°)*	From (m)	To (m)	Drilled Interval (m)	ETW** (m)	Au (g/t)	Deposit
						and	53	54	1	0.8	11.60	Kingfisher
						and	65	66	1	0.8	13.20	Kingfisher
SGRC922	742723	895532	472	60	110	-60	25	43	18	12.6	8.80	Koula
						including	31	33	2	1.4	49.80	Koula
						and	34	36	2	1.4	13.43	Koula
SGRD1022	742596	895444	455	204.6	110	-60	150	155	5	3.5	1.35	Koula
							160	181	21	14.7	9.23	Koula
						including	164	165	1	0.7	30.20	Koula
						and	166	169	3	2.1	39.10	Koula
SGRC1072	742782	895694	501	80	110	-60	56	73	17	11.9	3.52	Koula
						including	61	62	1	0.7	16.40	Koula
SGDD089	742749	893238	482	174.4	90	-60	17	21	4	2.8	2.78	Sunbird
							142	172	30	21	17.16	Sunbird
						including	142	144	2	1.4	26.70	Sunbird
						and	146	147	1	0.7	32.80	Sunbird
						and	148	149	1	0.7	12.50	Sunbird
						and	154	156	2	1.4	52.90	Sunbird
						and	157	165	8	5.6	24.81	Sunbird
						and	166	167	1	0.7	78.40	Sunbird
SGRD1376	742789	893440	488	183.5	90	-60	143	158	15	10.5	6.51	Sunbird
						including	153	154	1	0.7	19.10	Sunbird
						and	156	157	1	0.7	11.80	Sunbird
SGRD2427	742506	892611	541	520	90	-60	470	490	20	14	5.10	Sunbird
						including	472	473	1	0.7	10.35	Sunbird
						and	485	489	4	2.8	16.50	Sunbird
SGDD103	741992	893802	440	178.4	270	-55	36	38	2	1.4	14.23	Kestrel
						including	37	38	1	0.7	28.0	Kestrel
SGRC1456	742025	893801	441	130	270	-55	87	91	4	2.8	23.99	Kestrel
						including	87	89	2	1.4	46.53	Kestrel
SGRD1536	742056	893851	435	174.4	270	-55	159	167	8	5.6	4.16	Kestrel
						including	160	161	1	0.7	10.2	Kestrel
*Azimuth and dip values taken at collar location **ETW = Estimated True Width

It should be noted that the intervals listed in Table 10.6 are a subset for example purposes only and do not represent the total mineralized intervals encountered from the more than 4,000 exploration holes drilled by Newcrest and Roxgold Sango at the Séguéla Mine.

10.12	Comment on Section 10

The QP has the following observations and conclusions regarding drilling conducted at the Séguéla Mine since 2016:

•	Data was collected using industry standard practices.

•	Drill orientations are appropriate to the orientation of the mineralization for the areas where Mineral Resources have been estimated (see Section 10.6 for representative cross-sections showing drill orientations to mineralization).

•	Core logging meets industry standards for exploration of orogenic-style deposits. Geotechnical logging is sufficient to support the Mineral Resource estimation.

•	Collar surveys have been performed using industry-standard instrumentation.

•	Downhole surveys performed during the drill programs have been performed using industry-standard instrumentation.

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•	Drilling information is sufficient to support the Mineral Reserve and Mineral Resource estimates.

There are no drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results known to the QPs that have not been discussed in the Report.

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11	Sample Preparation, Analyses, and Security

11.1	Drill Sampling

Sampling techniques for Apollo drilling have not been recorded.

11.1.1	AC and RC Sampling

The same sampling procedures were used for the Newcrest and Roxgold Sango programs.

AC and RC drilling spoils were collected at the drill rig on a per-meter basis in their entirety into plastic sample bags (60 L bags). Sufficient air was used in both AC and RC drilling to maintain dry samples and to ensure very high percentages of recovery per-meter. The QP is satisfied that sample recoveries for RC drilling were near complete, and unlikely to materially affect the accuracy or reliability of results. Should the supplied air for each drilling method be insufficient to maintain a dry hole and to adequately lift the sample, the drilling contractor was permitted a further 2 m of drilling to rectify the situation before the hole was terminated prematurely by the supervising geologist. Samples were riffle split at the rig site through a standalone three-tier splitter to yield a 12.5% split collected in a pre-numbered calico sample bag for submission to the analytical laboratory. The remaining rejects were stored at the collar site until assay results for that particular hole were returned.

Once assays had been received, only coarse reject samples corresponding to significant intercepts (>0.2 g/t Au) were retained, with bulk rejects bags stored at the Séguéla Mine exploration offices in bag farms proximal to the core storage and logging facilities. Reject sample security was maintained through the positioning of the bag farm proximal to the continuously manned exploration camp or fenced exploration offices, and the movement and storage of samples being supervised by Newcrest or Roxgold Sango staff. Security of reject samples is not considered a material risk. The remaining samples bags were emptied into a purpose-dug pit, and backfilled.

11.1.2	Core Sampling

The same sampling procedures were used for the Newcrest and Roxgold Sango programs.

Following logging and meter marking of the core, intervals selected for assay were cut sub-parallel and slightly offset to the orientation mark using Almonte automated core saws. Core was generally sampled comprehensively from top to bottom of hole on standardized 1 m intervals and half-core samples were placed into pre-numbered calico bags for submission. The same side of the core was consistently sampled down each hole. Samples were exclusively collected at whole meter intervals and were not broken or truncated at geological boundaries. The decision to do so was driven by the desire to maintain a uniform sample support across all styles of drilling.

The unsampled half-core was replaced in its respective core tray and stored at the Séguéla Mine exploration offices.

11.2	Sample Preparation and Analytical Laboratories

Sample preparation and analysis for the Newcrest and Roxgold Sango resource definition programs were performed by either ALS Global (ALS) or Bureau Veritas (BV) laboratories, both of which are independent of Newcrest and Roxgold Sango. ALS and BV both maintain ISO 9001 (survey/inspection activity) and ISO 17025 (laboratory analysis) certification.

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ALS completed all sample preparation at their preparation facilities in Yamoussoukro, Cote d’Ivoire, with analysis subsequently undertaken at their analytical laboratories in either Ouagadougou, Burkina Faso or Kumasi, Ghana. BV completed both sample preparation and analysis at their full service laboratory in Abidjan, Cote d’Ivoire. BV and ALS also acted as the check (umpire) assay laboratories for each other’s primary sample analysis.

11.3	Sample Preparation

Newcrest and Roxgold Sango samples were submitted to either the ALS Yamoussoukro or BV Abidjan laboratory for preparation.

Pieces of core submitted were passed through a primary crush via oscillating jaw crushers to meet a >70% passing <2 mm size.

The AC, RC and DD core samples were passed through a riffle splitter to achieve a 250 g split. This split material was pulverized in its entirety to >85% passing 75 µm. This pulp was rolled on a plastic sheet for homogenization, and an aliquot was taken to fill a paper geochemistry bag (approximately 200 g).

Applicable sample preparation codes for ALS and BV are PREP-31 and PRP70-250 respectively.

11.4	Sample Security and Chain of Custody

No information is available for the Apollo drilling sample security.

For Newcrest and Roxgold Sango AC, RC, and DD drilling, samples were collected by trained staff, placed into pre-numbered calico or plastic bags, then placed into double bagged polyweave bulk bags which were wire or zip tied closed and shipped by company vehicle or commercial courier to the ALS or BV preparation laboratories in Yamoussoukro or Abidjan, where they were taken into custody with a signed receipt.

Prepared samples from the ALS Yamoussoukro laboratory were then shipped via commercial courier to ALS’s analytical facilities in either Ouagadougou or Kumasi. Prepared samples from the BV Abidjan laboratory were retained for analysis at the same facility in Abidjan.

The QP believes the security and integrity of the samples submitted for analyses is un- compromised, given the adequate record keeping, storage locations, sample transport methods, and the analytical laboratories’ chain of custody procedures.

11.5	Analytical Methods

Assaying techniques for Apollo drilling are not documented.

Primary and check samples submitted for assay by Newcrest and Roxgold Sango were analyzed by fire assay of a 50 g charge using an atomic absorption spectroscopy (AAS) finish (ALS code Au-AA24, BV code FA450). Samples returning >10,000 ppb Au were reanalyzed by fire assay (FA) of a 50 g charge with a gravimetric finish (ALS code Au-GRA22, BV code FA550). The ALS and BV methods are equivalent and directly comparable. From December 2019, all samples returning >50,000 ppb Au from the routine ALS fire assay (FA) analysis, were also analyzed by the screen fire assay (SFA) technique (ALS code Au_SCR24 – 106 µm metal screen) to determine the percentage of gold present in the coarse fraction versus the fine fraction. These analytical techniques are considered total and appropriate for the style of mineralization. Results of the SFA

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analysis as at the Report effective date indicate a reasonable correlation with the primary FA analysis.

Other than initial sample collection splitting and bagging at the Séguéla Mine, Roxgold Sango personnel and its consultants and contractors were not involved in laboratory sample preparation and analysis.

It is the QP’s opinion that security, sample collection, preparation and analytical procedures undertaken on the Séguéla Mine during the 2016 to 2025 drill programs are appropriate for the sample media and mineralization type and conform to industry standards.

11.6	Laboratory Accreditation

ALS and BV are independent, privately-owned analytical laboratory groups. Each group’s preparation laboratories in Yamoussoukro (ALS) and Abidjan (BV) and analytical laboratories in Ouagadougou(ALS), Kumasi (ALS) and Abidjan (BV) are supported by Quality Management System (QMS) frameworks, which are designed to meet ISO 9001 standards and highlight data inconsistencies sufficiently early in the process to enable corrective action to be taken in time to meet reporting deadlines. Each of the ALS and BV analytical laboratories is ISO/IEC 17025:2017 accredited for chemical and physical testing for the determination of gold content using the fire assay method with an atomic absorption finish.

11.7	Bulk Density Determination

Bulk density values for the Antenna, Ancien, Agouti, Badior, Boulder, Kestrel, Kingfisher, Koula and Sunbird deposits were determined for each individual lithology via the collection of a density measurements using the Archimedes method (water immersion measurements) based on drill core sampled across each of the deposits. Newcrest and Roxgold Sango personnel on site were responsible for the collection of these data according to standardized density data collection procedures that were common to all Newcrest global operations and were continued by Roxgold Sango.

11.8	Quality Assurance and Quality Control

No documented quality assurance and quality control (QA/QC) procedures are available for the Apollo drilling.

Drilling conducted by Newcrest and Roxgold Sango was subject to a well-established routine series of QA protocols, with defined QC procedures and parameters for assessment of assay data. Sample preparation is subject to ALS or BV’s standard QA protocols, which are designed to ensure consistently homogeneous and representative analytical sub-samples. Site protocol ensures routine use of blind certified reference material (CRM) insertions into the sample stream. This includes insertion of blank samples at a nominal rate of 1:20, and insertion of field duplicates and coarse crush re-split duplicates. During active drill campaigns a selection of pulps from significant drill intersections are also re-submitted to the alternate laboratory (BV for ALS primary samples, and ALS for BV primary samples) that acts as a second, independent check laboratory for analysis.

QC results are automatically scanned upon receipt, are loaded digitally to the database from the analytical laboratory (daily during active drilling campaigns) and are flagged using a set of predetermined thresholds for CRMs/blanks. Samples outside tolerance trigger an

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investigation conducted by the supervising site geologists, and if more than one CRM “fails” within a submitted batch, the entire batch is re-assayed. Assay data are held in quarantine until the review of the daily QC report has been conducted and approved by the supervising geologist.

11.8.1	Database

The database for the Séguéla Mine is currently maintained in Maxwell’s Datashed system, managed by an Abidjan-based database administrator. Data collected in the field (geological logging, collar information, drill hole metadata) are collected digitally using Toughbook laptops or tablets, validated daily at the end of shift by the supervising geologist, and then digitally directly synchronized into the database. Additional validation checks are completed weekly by the administrator for relational consistency within the data collected that week (from–to sample interval overlaps, data exceeding recorded holes depths, missing data intervals etc.).

11.8.2	Certified Reference Materials

Analytical data accuracy is monitored through the insertion of CRMs into the sample stream. These CRMs are sourced from three main commercial suppliers globally: OREAS and Geostats Pty Ltd in Australia, and AMIS in South Africa.

Analytical values for a given standard that lie outside a tolerance of ± 2 standard deviations from the reference value are considered warnings. Should two or more CRMs within a batch trigger warnings, the batch is considered to have failed with respect to accuracy; it is re-assayed, and an investigation is undertaken into the causes of the spurious results. If a CRM returns a value outside ±3 standard deviations from the reference value, it is deemed to have failed and the batch is re-assayed, and an investigation undertaken.

Generally, the QA/QC results returned from the analysis of all CRMs from the Newcrest and Roxgold Sango programs are deemed acceptable, and the gold analyses are suitable for use in the estimation of Mineral Resources. No specific concerns are apparent from the data and control chart plots for all CRM analyses.

11.8.3	Field Duplicates

Re-splits of the returned drilling chips, or the second half of drill core were submitted as duplicate samples at a ratio of 1:10 samples. During daily QC analysis, duplicate pairs that returned relative differences greater than 20% were considered spurious and triggered investigation into the precision associated with a particular batch’s results.

In both the case of duplicate core and chips, the data generally show high correlation coefficients, and linear regressions close to unity. Duplicate results for both core and chips are deemed acceptable and indicate no concerns with sample quality at the Séguéla Mine.

11.8.4	Umpire Analysis

Sample pulps from mineralized intervals in resource definition drilling are routinely submitted to an alternate laboratory for umpire analysis. A total of 4,179 umpire analyses was completed on sample pulps from resource definition core and RC drilling at the Antenna, Ancien, Koula, Sunbird, Kingfisher and Badior deposits, with 2,796 ALS pulps submitted to BV and 1,383 BV pulps submitted to ALS. Comparative quantile-quantile plots of original and umpire results for both core and RC chip data subsets show excellent correlation between the original and umpire laboratory results.

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The performance of the umpire analysis indicates no concerns with the gold analyses at the Séguéla Mine.

11.8.5	Blanks

Blanks submitted during the Newcrest and Roxgold Sango drill programs were at a rate of 5 per 100 samples (5%). The blanks inserted were commercially available blanks purchased from AMIS, Geostats or OREAS appropriate to the mineralization style.

Blank results returned from the Newcrest and Roxgold Sango programs do not indicate issues with sample contamination or switching and are deemed acceptable.

11.9	Comment on Section 11

It is the opinion of the QP that the sample collection and preparation, analytical techniques, security and QAQC protocols implemented for the Séguéla Mine are consistent with standard industry practice and are suitable for the reporting of exploration results and for use in Mineral Resource and Mineral Reserve estimation. The sampling procedures are adequate for and consistent with the style of gold mineralization under consideration.

Analytical results are considered to pose minimal risk to the overall confidence level of the Mineral Resource estimates.

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12	Data Verification

12.1	Data Verification by Qualified Persons

12.1.1	Eric Chapman

Mr. Chapman performed a site visit as outlined in Section 2.3.1.

Geological data integrity

Mr. Chapman reviewed the data capture procedures for geological logging and sample interval recording during discussions with the Roxgold Sango database managers. Discussions were also held with the database managers concerning the receipt and import of assay data from ALS.

Validation of the final database provided to the QP included checks for overlapping intervals, missing survey data, missing assay data, missing lithological data and missing collars. No errors were identified in the extracts used to inform the Mineral Resource estimates.

No material sample biases were identified from the QA/QC programs. Analytical data that were considered marginal were accounted for in the resource classifications.

Mr. Chapman checked randomly selected collar and downhole survey information for each campaign against source documentation. In addition, Mr. Chapman completed a comparison of the surface collar coordinates against the surveyed topographic surface. The wireframes showed a good correlation with collar locations recorded in the database.

Drilling

All AC drilling has been excluded from the Séguéla Mineral Resource estimates. Hole SGRC151 was excluded from the Mineral Resource estimate for Agouti due to survey errors. All dedicated geotechnical holes were excluded from the Mineral Resource estimates due to no assays being collected. Otherwise, all completed RC and DD drilling conducted by Newcrest and Roxgold Sango were used in the estimation of the Antenna, Ancien, Agouti, Badior, Boulder, Kestrel, Kingfisher, Koula and Sunbird Mineral Resources.

RC, DD and RDC holes are drilled at the Séguéla Mine. A comparison between the different drill hole types was conducted using log probability plots for each deposit. Both separately and globally the drill hole types are considered comparable and do not require separation or omission from the database prior to estimation. All drill hole types were included within this Mineral Resource estimate.

Mineral Resource Estimation

The Mineral Resource estimation methodology, as described in Sections 14 of this Report, is defined in Fortuna’s MRMR procedural manual, which is based on CIM (2019) best practice guidelines.

Each step of the process is documented, and a checklist developed that is signed by Roxgold Sango staff and Mr. Chapman.

Validation of data used in the estimates from Mr. Chapman includes the following:

•	Site visit to review core, surface workings and discuss estimation methodology.

•	Database validation checks.

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•	Review of the wireframe modeling to define geological, structural and mineralization domains.

•	Review of the statistical evaluation to confirm domaining was appropriate and adhered to the geological interpretation.

•	Modeled variograms review to assess if they correspond to experimental variography.

•	Review of cross validation and reconciliation results.

•	Statistical checks on each field contained in the resource block model to confirm minimum/maximum values are not exceeded.

•	Review of the Mineral Resource confidence classification.

•	Checks that the reported Mineral Resources correspond with the block model estimates.

The QP is of the opinion that the Mineral Resource estimation was performed using standard industry practices and is suitable for use in Mineral Reserve estimation.

12.1.2	Paul Weedon

Mr. Weedon performed site visits as set out in Section 2.3.2.

Geology, Mineralization and Sampling

Ground verification consisted of inspection by Mr. Weedon of sub-cropping geology and mineralization where observable, a review of the core logging and sample storage facilities, inspection of drill core stored on site, and confirmation of the location of historical drill holes.

The bulk of drilling conducted at the Séguéla Mine is well stored and remains in good condition in secure racks and pallets. Core trays are clearly labelled with permatags. Significant assay intercepts of mineralization were verified against their respective core intervals.

During site visits Mr. Weedon conducted the following activities:

•	Review of the geological interpretation and drill core with Roxgold Sango exploration personnel. Drill core was inspected in the field by Mr. Weedon during multiple site visits. Drill core was visually compared to assay results and geological logs for numerous holes. Gold mineralization was evident and visually consistent with the recorded geological logging and reported assay results. Significant intercepts appear to correlate with the intensity of host rock alteration and quartz veining recorded in the field.

•	Review of exploration plans and program objectives to ensure any changes to interpretations based on results were appropriately addressed.

•	Review of results and interpretations, and discussed changes to interpretation and understanding of the mineralization and geological controls to ensure a consistent approach to exploration.

•	Review of external specialist consultants reports with the site geologists, and provided feedback and direction for further investigations.

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Mr. Weedon is of the opinion that the geological and sample data collected adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits. The geological models are appropriate and reasonable and reflect the current understanding of the various Séguéla deposits.

12.1.3	Raul Espinoza

Mr. Espinoza performed a site visit as outlined in Section 2.3.3.

Mineral Reserve Estimation, Mining and Infrastructure

The Mineral Reserve estimation methodology, as described in Section 15 of this Report, is defined in Fortuna’s MRMR procedural manual, which is based on the CIM (2019) best practice guidelines.

Each step of the process is documented, and a checklist developed that is signed by Roxgold Sango staff and Mr. Espinoza.

Mr. Espinoza has visited the Séguéla Mine several times during 2024 and 2025 to personally verify the mine infrastructure, mine operational practices, and rock mass conditions relevant to the development of the open pits and projected underground mine as described in Section 16. In addition, Mr. Espinoza holds regular virtual meetings with the Roxgold Sango technical services staff to review operational results on a monthly basis.

Additional reviews completed by the QP to support the Mineral Reserve estimation process included:

•	Ensuring all aspects of Mineral Reserve estimation and reporting adhere to Fortuna’s “Technical Information Policy”.

•	Reviewing and confirming that parameters used in the calculation of cut-off grades are based on current market and operational considerations and conform to CIM (2019) best practices.

•	Reviewing and confirming operational parameters, including dilution and mining recovery factors, through block model regularization to the selective mining unit size.

•	Review and discussions of pit optimization results used to estimate Mineral Reserves, in conjunction with the technical services and mine operations staff.

•	Review and discussion of underground mining studies, including the application of Deswik’s stope shaped optimizer (SSO) results to generate stopes geometries used in the Mineral Reserves estimates, in collaboration with technical services personnel and external consultants.

•	Discussions with Roxgold Sango staff on various LOMP scenarios and their operational applicability.

•	Review of monthly reconciliation results using Fortuna’s internal procedures.

Market Studies and Contracts

Gold price assumptions were established through a corporate assessment conducted by Fortuna’s finance area with review by Mr. Espinoza to assess their reasonableness and consistency with publicly available information and industry practice.

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Key contracts applicable to the operation were reviewed by Mr. Espinoza in collaboration with the West Africa regional technical services team to verify their applicability to the scope of work and operating conditions at the Séguéla Mine. This review considered the nature of the services provided and the stated preference for engaging local contractors where practicable. Based on this review, Mr. Espinoza is of the opinion that the contracts are reasonable and appropriate to support ongoing operations and the assumptions used in this Report.

Environmental, Social and Permitting

Mr. Espinoza consulted with Roxgold Sango personnel with specialized knowledge regarding local environmental and social aspects of the project to address requirements related to environmental, social, and permitting, and their related impact on operating and capital expenditure.

Capital, Operating Costs and Economic Analysis

Capital and operating cost estimates are derived from two primary sources: current open pit operating cost data from the Séguéla Mine and study work completed for the Sunbird underground project by an external consulting firm in collaboration with the West Africa regional technical services. Mr. Espinoza participated in the LOMP and budgeting process by reviewing relevant supporting documents and attending meetings related to the presentation and review of study results.

Sustaining capex costs were estimated for the open pit based on actual operating performance and historical cost data. Operating cost estimates for the Sunbird underground project are based on contractor RFQ’s, supplemented by a comparative owner-operated mining cost model developed by the West Africa regional technical services. In the opinion of Mr. Espinoza, these cost inputs are reasonable and appropriate to support Mineral Reserve estimation for both mining methods.

Mr. Espinoza reviewed the internal discounted cash flow analysis to confirm the economic viability of the declared Mineral Reserves.

12.1.4	Mathieu Veillette

Mr. Veillette performed a site visit as outlined in Section 2.3.4.

Geotechnical and Hydrology

Mr. Veillette has been providing technical support to the Séguéla Mine since October 2022. Mr. Veillette helps coordinate and manage the Engineer of Record (EoR), Knight Piésold, for the TSF and water management. Mr. Veillette also provides support with respect to geotechnical and hydrogeological aspects for the open pits and waste dumps as well as reviewing all technical documents related to geotechnical, tailings and water for the operation. Mr. Veillette has conducted internal audits on the TSF, water management, waste dump and open pit geotechnical/hydrological aspects and is of the opinion that geotechnical and hydrogeology studies for these facilities are at a sufficient level to support the estimation of Mineral Reserves and Mineral Resources.

12.1.5	Ryda Peung

Metallurgical Recovery and Mineral Processing

Ms. Peung has reviewed the extensive metallurgical testwork results, comprising comminution testing, head assays, mineralogical analysis, grind size determination, gravity gold recovery, cyanide leaching, flotation, carbon adsorption, oxygen uptake, preg-

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robbing assessment, cyanide detoxification, sedimentation, rheology, and acid mine drainage assessments.

In Ms. Peung’s opinion, the Séguéla metallurgical samples tested, together with the ore currently processed in the plant, demonstrate minimal variation with respect to metallurgical responses and gold recovery.

12.2	Comment on Section 12

Data verification undertaken by the QPs has shown no significant issues with the integrity of the data used in the estimation of Mineral Resources and Mineral Reserves.

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13	Mineral Processing and Metallurgical Testing

13.1	Introduction

Roxgold Sango has undertaken comprehensive mineral processing and metallurgical testwork to characterize the metallurgical responses of mineral deposits from the Séguéla Mine and to support the development of a robust process flowsheet. Comminution and metallurgical testwork have been completed on samples from the Antenna, Agouti, Ancien, Badior, Boulder, Kestrel, Koula, Sunbird (open pit and underground), and Kingfisher deposits, as well as the Gabbro North prospect, representing both the principal sources of mill feed as well as selected satellite deposits.

An early phase of metallurgical assessment was completed in 2018 by the previous project owner, Newcrest, through Leachwell assay testwork conducted on 61 drill core samples from hole SGDD001 at the Antenna deposit. Comparison of Leachwell assay results with conventional fire assay gold grades demonstrated a nearly 1:1 correlation, confirming that the ore is non-refractory and amenable to conventional cyanide leaching. These results provided the initial basis for adopting a carbon-in-leach (CIL) based processing strategy for the project.

Subsequently, a series of formal metallurgical testwork programs were completed at ALS Metallurgy in Balcatta, Perth, Western Australia, under the supervision of Roxgold Inc. and Roxgold Sango. These programs were conducted between 2019 and 2025 and encompassed progressive stages of project development, including preliminary assessment, variability testing, flowsheet confirmation, and updates associated with new deposits and underground mining development.

Testwork included the following assessment:

•	Comminution:

o	Bond impact crushing work index (CWi) determination.

o	SMC testwork.

o	Bond abrasion index (Ai) determination.

o	Bond rod mill work index (RWi) determination.

o	Bond ball mill work index (BWi) determination.

o	Unconfined compressive strength (UCS).

•	Head assays.

•	Mineralogical analysis.

•	Grind establishment.

•	Gravity gold recovery and cyanide leach.

•	Flotation.

•	Carbon adsorption.

•	Oxygen uptake.

•	Preg-robbing.

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•	Cyanide detox.

•	Rheology and Sedimentation.

•	Acid mine drainage.

The Antenna deposit hosts the majority of mineral resources and is expected to constitute the primary source of mill feed. Accordingly, this mineralization was examined more comprehensively and formed the basis for the selection of key process design criteria and flowsheet development. Comminution and metallurgical testwork on satellite deposits including Agouti, Ancien, Badior, Boulder, Kestrel, Koula, Sunbird, and Kingfisher deposits were undertaken to evaluate metallurgical variability responses relative to the primary Antenna deposit and support Mineral Resource and Mineral Reserve estimation.

13.2	Metallurgical Samples

Samples for comminution and metallurgical testwork were sourced from a combination of DD core and RC drill cuttings obtained from multiple deposits within the Séguéla Project area. Sample selection was conducted by Roxgold personnel, with details provided in Section 2 of each ALS metallurgical testwork report. Based on the sample descriptions, drillhole IDs, range of core depths and head grades, it is evident that the samples were selected to be representative of the principal lithologies, grade ranges, and mineralization styles anticipated to contribute to mill feed over the life of mine. Drill core was preferentially used where available to ensure sample integrity, with RC samples incorporated primarily for variability assessment and to broaden spatial coverage.

The majority of samples were collected from the Antenna deposit, which hosts the largest proportion of the mineral resource and is expected to provide the primary source of mill feed. Additional samples were collected from the Agouti, Ancien, Badior, Boulder, Kestrel, Koula, Sunbird (open pit and underground), and Kingfisher deposits, as well as the Gabbro North prospect, to assess metallurgical variability and the applicability of the processing approach across satellite deposits.

Sample preparation was undertaken using standard industry practices and laboratory protocols at ALS Metallurgy. Drill core samples were crushed, homogenized, and split to generate representative sub-samples for comminution and metallurgical testing. Where required, samples were composited based on lithology, grade, and spatial distribution to reflect anticipated mining and blending scenarios.

Two principal composite types were prepared for metallurgical testing:

•	Master Composites, which were generated by combining samples to represent average or typical ore characteristics for a given deposit or mining domain. Master composites formed the basis for baseline metallurgical characterization, process flowsheet development, and selection of key design parameters.

•	Variability Composites, which were prepared to capture spatial and grade-related variability within and between deposits. Variability testing was undertaken to assess the robustness of metallurgical performance and to identify any material deviations from the design basis assumptions derived from Master Composite testing.

The sample selection and preparation approach described above provided the basis for the comminution and metallurgical testwork programs summarized in the following sections.

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13.3	Comminution Testwork

13.3.1	Comminution Testwork Scope and Methodology

Comminution testwork was performed primarily at ALS Metallurgy, as part of multiple structured metallurgical testwork programs. Test selection and coverage varied by deposit, reflecting differences in data availability, stage of project development, and anticipated contribution to mill feed; however, the overall program provides sufficient comminution characterization, within the scope of testwork conducted, to support development of a single grinding circuit design for the project.

Comminution testing was conducted on samples from the Antenna, and the satellite deposits such as Agouti, Ancien, Badior, Boulder, Kestrel, Koula, Sunbird (open pit and underground), and Kingfisher deposits. Comminution testwork on the satellite deposits was undertaken to assess variability relative to the primary Antenna deposit and to support application of the comminution design parameters across the project.

13.3.2	Bond Impact Crushing Work Index

CWi testing was undertaken to support primary crushing and coarse comminution design. A summary of the CWi test results is presented in Table 13.1.

Table 13.1 Summary of CWi Results

Test Program	Sample / Comp. ID	Avg. CWi (kWh/t)	Maximum (kWh/t)	Minimum (kWh/t)	Standard Deviation (kWh/t)
A19864/A20661, Feb. 2020	Antenna Master Comp	11.0	19.3	4.8	4.8
A20721, Aug. 2020	Antenna Master Comp	8.96	13.8	6.07	2.78
A20721, Aug. 2020	Boulder Master Comp	7.76	9.65	6.26	1.44
A20721, Aug. 2020	Agouti Master Comp	6.21	9.51	160	2.09
A20721, Aug. 2020	Ancien Master Comp	7.22	9.76	3.23	2.54
A21926, Mar. 2021	Koula	6.90	11.7	3.36	2.56
A24535, Jul. 2023	Sunbird (OP)	17.0	22.3	9.25	4.85
A26842, Aug. 2025	Kingfisher	12.8	21.5	5.35	5.12

The CWi results indicate moderate impact breakage resistance across the tested deposits. The Antenna deposit, which forms the basis of comminution design, exhibits moderate impact hardness. Koula displays lower average CWi values relative to the other deposits, indicating comparatively lower resistance to impact breakage. Sunbird (open pit) exhibits higher average CWi values, reflecting increased impact resistance, while Kingfisher results are broadly comparable to Antenna.

Overall, the CWi results are consistent with the application of a conventional crushing circuit design.

13.3.3	SMC Testwork

SMC testwork was undertaken to characterize ore competency and to derive comminution parameters for grinding circuit design. Testing was completed on samples and Master Composites from the Antenna, Agouti, Boulder, and Ancien deposits, with Antenna forming the primary basis for comminution design.

The standard JKTech drop-weight test provides ore-specific breakage parameters for use in the JKSimMet Mineral Processing Simulator and JKSimMet Crusher model. The SMC

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test, developed by SMC Testing Pty Ltd, provides a cost-effective method for deriving equivalent parameters from drill core or broken rock samples where limited quantities of material are available. The SMC test generates a relationship between specific input energy and the proportion of fragmented product passing a specified sieve size.

SMC test results are used to determine the drop-weight index (DWi), which quantifies the resistance of the material to impact-induced breakage. The DWi is directly related to the JK rock breakage parameters A and b, which are key inputs to comminution modelling and grinding circuit design. A summary of the SMC testwork results is presented in Table 13.2.

Table 13.2 Summary of SMC Testwork Results

Test Program	Sample / Comp. ID	DWi (kWh/m³)	SG	A	b	A × b	Mia (kWh/t)	Mih (kWh/t)	Mic (kWh/t)	ta
A19864/A20661, Feb. 2020	Antenna Master Comp	9.0	2.77	82.7	0.37	30.6	23.9	18.8	9.7	0.29
A20721, Aug. 2020	Antenna Master Comp	8.0	2.75	73.7	0.47	34.6	22.0	16.9	8.7	0.33
A20721, Aug. 2020	Antenna VC #8	9.0	2.80	100.0	0.31	31.0	23.7	18.6	9.6	0.29
A20721, Aug. 2020	Antenna VC #14	8.4	2.77	100.0	0.33	33.0	22.8	17.6	9.1	0.31
A20721, Aug. 2020	Antenna VC #16	8.6	2.81	81.1	0.40	32.4	22.9	17.8	9.2	0.3
	Antenna (Average)	8.5	2.78	88.7	0.40	32.8	23.6	17.9	9.2	0.3
A20721, Aug. 2020	Agouti Master Comp	8.6	2.79	77.5	0.42	32.6	22.9	17.8	9.2	0.3
A20721, Aug. 2020	Boulder Master Comp	8.5	2.73	87.1	0.37	32.2	23.2	18	9.3	0.31
A20721, Aug. 2020	Ancien Master Comp	8.0	2.78	89.4	0.39	34.9	21.7	16.7	8.6	0.32

SMC testwork indicates that the Antenna deposit exhibits moderate ore competency with consistent comminution characteristics across the tested samples and composites. The combined Antenna dataset yields an average A×b value of approximately 32 with limited variability, providing a representative basis for comminution modelling. SMC results for the Agouti, Boulder, and Ancien master composites are broadly comparable to Antenna, indicating similar ore competency and no material differences within the scope of testwork conducted.

13.3.4	Bond Abrasion Index

Ai testwork was undertaken on selected composite samples from the Antenna, Agouti, Boulder, Kestrel, and Sunbird deposits, as well as the Gabbro North prospect, to assess ore abrasiveness and to support comminution circuit design, particularly with respect to equipment wear considerations. The Ai provides a relative measure of the abrasive nature of the material and is commonly used to inform crusher liner and grinding media selection.

Testing was carried out at ALS Metallurgy, with results reported as a dimensionless abrasion index based on measured mass loss of a steel paddle subjected to controlled abrasion conditions. A summary of the Ai results is presented in Table 13.3.

Table 13.3 Summary of Ai Results

Test Program	Deposit	Composite ID	Bond Abrasion Index (Ai)
A19864/A20661, Feb. 2020	Antenna	Antenna Composite	0.4128
A20721, Aug. 2020	Antenna	Antenna Composite	0.4340
A19864/A20661, Feb. 2020	Agouti	Agouti Composite	0.1253
A19864/A20661, Feb. 2020	Boulder	Boulder Composite	0.3763
A26235-A, Jan. 2025	Sunbird (UG)	2-SUN-MASTER-BBMWI	0.1339
A26235-B, Jan. 2025	Gabbro North prospect	GABN-MASTER-BBMWI	0.2936
A26235-B, Jan. 2025	Kestrel	KES-MASTER-BBMWI	0.0771

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The Ai results indicate variable abrasive characteristics across the tested deposits. Antenna, Boulder and Gabbro North exhibit higher Ai values, indicating comparatively more abrasive material, while Agouti, Kestrel and Sunbird display lower abrasion indices, suggesting reduced relative abrasiveness. Overall, the measured Ai values fall within ranges commonly encountered in hard-rock gold processing and do not indicate atypical abrasive behavior within the scope of testwork conducted.

13.3.5	Bond Rod Mill Work Index

RWi testwork was undertaken on selected composite samples from the Antenna, Agouti, Sunbird, and Kingfisher deposits to characterize resistance to coarse grinding and to support primary grinding circuit design. The RWi provides a measure of the energy required to grind material from a specified feed size to a product size under standardized rod milling conditions and is commonly used in conjunction with SMC parameters and the BWi for comminution circuit design.

RWi testing was conducted using a closing screen size of 1,180 µm. Samples were control-crushed to 100% passing 12.7 mm, thoroughly homogenized, and representative test portions prepared for rod mill grindability testing. All testing was completed at ALS Metallurgy. A summary of the RWi results is presented in Table 13.4.

Table 13.4 Summary of RWi Results

Test Program	Deposit	Sample / Comp ID	F80 (µm)	P80 (µm)	GRP (g/rev)	Test Aperture Pi (µm)	Bond RWi (kWh/t)
A19864/A20661, Feb. 2020	Antenna	Antenna Comp	9,983	833	4.066	1,180	22.7
A20721, Aug. 2020	Antenna	Antenna Master	10,249	824	4.585	1,180	20.8
A19864/A20661, Feb. 2020	Agouti	Agouti Comp	10,336	854	5.146	1,180	19.8
A24535, Jul. 2023	Sunbird (OP)	Sunbird Comp	9,692	834	4.752	1,180	20.7
A26842, Aug. 2025	Kingfisher	KF-Bond-Rod	10,799	806	3.37	1,180	24.5

Note: GRP = grind resistance parameter.

The RWi results indicate moderate to high resistance to coarse grinding across the tested deposits. Antenna exhibits relatively higher RWi values and forms the basis for primary grinding circuit design. Agouti and Sunbird display slightly lower RWi values, indicating marginally reduced coarse grinding energy requirements relative to Antenna. Kingfisher records the highest RWi value among the tested deposits, reflecting increased resistance to rod milling under standard test conditions. Overall, the measured RWi values are within typical hard-rock gold processing ranges.

13.3.6	Bond Ball Mill Work Index

BWi testwork was conducted on selected composite samples from the Antenna, Agouti, Boulder, Sunbird, Kestrel and Kingfisher deposits, as well as the Gabbro North prospect, to characterize resistance to fine grinding and to support grinding circuit design and power estimation. The BWi provides a measure of the specific energy required to grind material under standardized laboratory conditions and is a key input to ball mill sizing and energy requirement assessments.

BWi testing was conducted using a closing screen size of 106 µm. Composite samples were control-crushed to −3.35 mm, homogenized, and representative sub-samples prepared in accordance with standard ALS Metallurgy procedures prior to testing. A summary of the BWi results is presented in Table 13.5.

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Table 13.5 Summary of BWi Results

Test Program	Deposit	Composite ID	F80 (µm)	P80 (µm)	GRP / GBP (g/rev)	Test Aperture (µm)	Bond BWi (kWh/t)
A19864/A20661, Feb. 2020	Antenna	Antenna Composite	2,494	78	0.896	106	19.7
A19864/A20661, Feb. 2020	Agouti	Agouti Composite	2,897	77	1.066	106	16.7
A19864/A20661, Feb. 2020	Boulder	Boulder Composite	3,005	83	0.843	106	21.1
A26235-A, Jan. 2025	Sunbird (UG)	2-SUN-MASTER-BBMWI	2,430	80	1.523	106	12.9
A24535, Jul. 2023	Sunbird (OP)	Sunbird Composite	2,411	70	1.326	106	13.5
A26842, Aug. 2025	Kingfisher	KF-Master-BBMWI	2,520	87	1.116	106	17.5
A26235-B, Jan. 2025	Gabbro North	GABN-MASTER-BBMWI	2,873	83	1.092	106	17.1
A26235-B, Jan. 2025	Kestrel	KES-MASTER-BBMWI	2,605	79	1.362	106	14.0

Notes: GRP = grind resistance parameter; GBP = grind breakage parameter.

The BWi results indicate moderate to high resistance to fine grinding across the tested deposits. Antenna exhibits a BWi value within the range observed for the tested deposits. Agouti, Kestrel and both Sunbird datasets return lower BWi values, indicating comparatively reduced fine grinding energy requirements. Boulder records a higher BWi value relative to the other deposits, reflecting increased resistance to fine grinding, while Gabbro North and Kingfisher exhibits intermediate behavior.

Overall, the results support the selected grinding circuit design and do not indicate any material differences between deposits that would require design modification.

13.3.7	Unconfined Compressive Strength

UCS testing was undertaken on selected samples from the Antenna, Agouti, Boulder, Ancien, Sunbird, Kingfisher, and Koula deposits to characterize intact rock strength and to provide supporting information for comminution behavior and mechanical competence. UCS data were used as supplementary inputs to comminution studies and provide context for observed breakage behavior and grinding performance derived from laboratory comminution testwork.

UCS was conducted on prepared core specimens using standard laboratory procedures to determine the peak axial compressive stress at failure, reported in megapascals (MPa). A summary of the average UCS results by deposit is presented in Table 13.6.

Table 13.6 Summary of Average UCS Results

Test Program	Deposit	Sample / Comp ID	UCS Range (MPa)	Average UCS (MPa)	Strength Classification
A20721, Aug. 2020	Antenna	Antenna Comp	70.5 – 254.0	~156	Strong to Very Strong
A20721, Aug. 2020	Agouti	Agouti Comp	38.3 – 103.3	72	Medium-Strong to Strong
A20721, Aug. 2020	Boulder	Boulder Comp	15.1 – 60.2	43	Weak to Medium-Strong
A20721, Aug. 2020	Ancien	Ancien Comp	16.2 – 97.7	55	Weak to Strong
A21926, Mar. 2021	Koula	Koula Comp	7 - 26	~16	Weak to Medium Strong
A24535, Jul. 2023	Sunbird (OP)	SUN-UCS-1 to 5	14 - 30	~21	Weak to Medium-Strong
A26842, Aug. 2025	Kingfisher	KF UCS #1 to #5	35 to 93	~61	Medium-Strong to Strong

The UCS results demonstrate a range of intact rock strengths across the Séguéla deposits. The Antenna deposit exhibits the highest average UCS value (approximately 156 MPa) indicating higher intact rock strength relative to the other deposits.

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Overall, the measured UCS values fall within ranges commonly encountered in hard-rock gold deposits and provide supporting context for the comminution testwork results.

13.4	Metallurgical Testwork

Metallurgical testwork was undertaken to characterize the gold deportment, leaching behavior, and mineralization processing responses. The testwork program focused on head assay characterization, gravity recovery, cyanide leaching, and associated supporting tests to inform metallurgical performance across the principal and satellite deposits.

The following sections provide a  summary of the most recent metallurgical test programs (A20721, A21926, A21707, A24535, A26235 and A26842) that have built on the results received from historical testwork conducted from April 2019 to January 2020 (A19864 and A20661)

13.4.1	Head Assays

Head assay analysis was undertaken to characterize gold grades and key geochemical parameters relevant to metallurgical performance. Duplicate and triplicate gold assays were completed on selected composites to assess grade variability and potential coarse gold effects. A summary of the head assay results is presented in Table 13.7.

Table 13.7 Summary of Selected Head Assays

Deposit	Composite ID	Au-1 (g/t)	Au-2 (g/t)	Au-3 (g/t)	Au (avg) (g/t)	Corg (%)	STOTAL (%)	S2- (%)
Antenna	COMP # 1	2.35	2.81	—	2.58	<0.03	0.24	0.16
Antenna	COMP # 2	1.61	1.83	—	1.72	<0.03	0.98	0.68
Antenna	COMP # 4	1.14	1.06	—	1.10	<0.03	0.5	0.38
Antenna	COMP # 5	2.09	1.84	—	1.97	<0.03	0.62	0.48
Antenna	COMP # 6	4.91	6.08	—	5.50	<0.03	1.46	1.18
Antenna	COMP # 7	1.69	1.74	—	1.72	<0.03	1.46	1.16
Antenna	COMP # 8	2.49	2.46	—	2.48	<0.03	1.04	0.9
Antenna	COMP # 9	1.30	1.76	—	1.53	<0.03	0.44	0.36
Antenna	COMP # 10	4.21	1.73	—	1.83	<0.03	1.6	1.36
Antenna	COMP # 11	4.0	4.90	—	4.56	<0.03	1.58	1.2
Antenna	COMP # 12	2.24	3.64	—	3.82	0.15	0.46	0.32
Antenna	COMP # 13	2.45	2.28	—	2.26	<0.03	0.62	0.44
Antenna	COMP # 14	2.33	2.87	—	2.66	<0.03	1.36	1.26
Antenna	COMP # 15	2.33	2.69	—	2.51	<0.03	1.48	1.32
Antenna	COMP # 16	1.50	1.29	—	1.4	<0.03	1.16	0.88
Antenna	COMP # 17	3.06	2.76	—	2.91	<0.03	1.78	1.3
Antenna	COMP # 18	3.26	2.28	—	2.77	<0.03	0.94	0.68
Antenna	Master	2.87	2.48	—	2.68	0.06	0.94	0.72
Agouti	Master	1.1	1.19	—	1.15	<0.03	0.46	0.28
Boulder	Master	1.17	1.17	—	1.17	<0.03	0.72	0.50
Ancien	Master	9.08	10.2	—	9.64	<0.03	0.78	0.50
Koula	Master	4.32	4.72	7.02	5.35	0.09	1.30	0.84
Sunbird (OP)	Master	3.30	3.92	3.40	3.54	0.06	1.02	0.72
Sunbird (UG)	2-SUN-MASTER-LEACH	4.82	4.44	6.72	5.33	<0.03	0.88	0.42
Kingfisher	KF-Master-Leach A&B	2.09	2.10	2.64	2.28	<0.03	0.42	0.42

Variability observed between duplicate and triplicate gold assays for several composites is interpreted to be indicative of coarse gold within portions of the ore. This interpretation is consistent with the metallurgical response observed during gravity recovery testwork.

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Organic carbon contents are consistently low across all deposits, indicating that the material is unlikely to exhibit preg-robbing behavior under conventional cyanide leaching conditions. Most samples contain moderate levels of sulfides.

Detailed head assays were provided for each testwork program, including the concentrations of deleterious elements. The results indicated that these elements are not present in significant quantities and do not have any deleterious effects on recoveries.

Overall, the head assay results demonstrate that the master and variability composites capture a representative range of gold grades and key geochemical characteristics across the Séguéla deposits, providing appropriate context for the subsequent gravity recovery and cyanide leach testwork programs.

13.4.2	Mineralogical Analysis

A sub-sample of the Antenna Master Composite was ground to P80 75 μm and submitted for gravity upgrading/separation ahead of mineralogical analysis. The ground sample was passed through a 3” (76.2 mm) Knelson KC-MD3 gravity concentrator, with the following specifications:

•	Feed rate ~750 g/min.

•	1500 rpm (60 Gs).

•	3.5 L/min fluidizing water.

The Knelson concentrate was further concentrated by hand-panning, with the final pan concentrate submitted for detailed mineralogical analysis (QEMScan) The pan tailings were combined with the Knelson tail. A sub-sample of the combined gravity tail was split out and submitted for bulk mineralogy (XRD). The main findings are summarized in the following sub-sections.

Bulk Mineralogy

Pyrite makes up 26.2% of the gravity concentrate fraction and approximately 1% of the gravity rail. In the gravity concentrate, the pyrite has a P80 of approximately 98 μm and is well-liberated (85.5% occurring as ‘well-liberated’ and another 11.0% as ‘high-grade middlings’). Pyrrhotite is present, making up 7.3% in the gravity concentrate and less than 1% in the gravity tail. A trace of arsenopyrite (0.11%) was detected in the gravity concentrate. Silicates are the main gangue minerals, dominated by quartz, albite, and micas, followed by chlorite and clay minerals (smectite, vermiculite, illite and kaolinite). A minor amount of carbonate (dolomite–ankerite/calcite) is also present.

Gold Mineralogy

Twenty free, coarse gold grains were found during the optical examination. The gold grains ranged in size from 50 μm to 300 μm. Thirty-one gold grains were detected by QEMSCAN analysis. Gold grains have typical compositions of 93–100% Au with 0-7% Ag. Two gold grains out of the total 31 grains detected by QEMSCAN occurred as free gold. These were near 15 μm in size and contributed approximately one-third of the total elemental gold detected. Fifteen gold grains occurred in pyrite; these ranged in size from 2 μm to 15 μm and contributed nearly half of the total gold detected. A further 11 gold grains occurred within one single silicate–pyrrhotite particle. These ranged in size from 2 μm to 10 μm each and accounted for nearly 18% of the total gold detected; the last three gold grains occurred in one silicate particle and were each less than 5 μm in size, contributing less than 2% of the total gold.

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13.4.3	Grind Establishment

Grind establishment testwork was undertaken on representative composite sub-samples to determine the laboratory grinding time required to achieve a target grind size of P₈₀ = 75 µm using rod milling. The testwork demonstrated that the target grind size could be achieved across the tested deposits, with observed variability in grinding time reflecting differences in ore competency between deposits and composite types. The grind establishment results provide a consistent basis for subsequent gravity recovery and cyanide leach testwork conducted at a nominal P₈₀ of 75 µm.

13.4.4	Cyanide Leach

Cyanide leach testwork was conducted to evaluate gold extraction behavior, leach kinetics, and reagent consumption for representative composites, with and without prior gravity concentration. Initial testwork focused on the Antenna Master Composite to assess the effects of grind size and cyanide concentration on gold extraction performance and to evaluate the contribution of gravity-recoverable gold when gravity separation is applied ahead of leaching.

For the Antenna Master Composite, gold extraction kinetics, final residue grades, and reagent consumption were evaluated over a range of grind sizes (P₈₀ 150 µm to 75 µm) and initial cyanide concentrations (0.02–0.10%). A summary of the Antenna Master Composite gravity–cyanidation test results is presented in Table 13.8. Gold extraction increased with decreasing grind size, with the highest extractions observed at a P₈₀ of 75 µm. Increasing the initial cyanide concentration from 0.05% to 0.10% resulted in only marginal reductions in residue gold grade, within analytical precision, while cyanide consumption increased noticeably with higher cyanide addition.

Table 13.8 Antenna MC Gravity-Cyanidation Test Results

Test No.	Test Conditions		Residue Au (g/t)	Gold Extraction (%)				Reagent Consumption (kg/t)
	Grind P80 (µm)	Initial NaCN (%)		Gravity	4-hr	24-hr	48-hr	NaCN	Lime
BK13492	150	0.05	0.220	38.9	79.3	89.7	91.8	0.17	0.46
BK13493	106	0.05	0.165	38.6	86.0	91.6	93.9	0.22	0.24
BK13494	75	0.05	0.130	38.1	84.9	90.7	95.2	0.22	0.28
BK13495	75	0.10	0.125	38.8	92.2	94.1	95.3	0.39	0.29
BK13496	75	0.02	0.145	40.9	70.1	93.8	94.3	0.10	0.35

Based on these observations, subsequent gravity–cyanide leach testwork for the Antenna variability composites and satellite deposit master composites was conducted at a nominal grind size of P₈₀ 75 µm and an initial cyanide concentration of 0.05%. All gravity–cyanide leach tests were conducted on samples ground to a nominal P₈₀ of 75 µm. A summary of the gravity–cyanide leach test results is presented in Table 13.9.

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Table 13.9 Summary of Selected Gravity-Cyanidation Test Results

Deposit	Sample ID	Head Au Grade (g/t)		Residue Au (g/t)	Gold Extraction (%)					Reagent Consumption (kg/t)
		Assayed	Calc’d		Gravity	2-hr	8-hr	24-hr	48-hr	NaCN	Lime
Antenna	Average (VC)	2.55	2.39	0.14	37.7	83.3	92.3	94.2	-	0.1	0.39
Ancien	Ancien MC	9.65	10.73	0.38	47.8	91.5	95.2	96.5	-	0.05	0.44
Agouti	Agouti MC	1.15	1.14	0.10	37.4	85.0	89.6	91.2	-	0.14	0.41
Boulder	Boulder MC	1.17	1.29	0.15	18.3	82.7	87.3	88.7	-	0.12	0.35
Koula	Koula MC(Direct Leach)	5.35	5.35	0.29	-	48.4	63.2	78.3	92.4	0.17	0.67
Koula	Koula MC (O2 sparged)	5.35	5.00	0.23	53.3	89.3	93.4	94.5	95.6	0.17	0.60
Koula	Koula MC (O2 sparged -6 hr)	5.35	4.24	0.25	37.0	87.0	92.8	93.6	94.7	0.17	0.58
Sunbird (OP)	Sunbird OP MC (Direct Leach)	3.54	3.39	0.19	-	54.2	89.0	93.9	94.4	0.21	0.46
Sunbird (OP)	Sunbird OP MC (O2 sparged)	3.54	3.64	0.16	40.4	90.1	94.1	94.9	95.6	0.12	0.35
Sunbird (OP)	Sunbird OP MC (O2-sparged-6 hr)	3.54	3.58	0.19	29.9	87.5	91.6	94.2	94.7	0.16	0.43
Sunbird (UG)	2-SUN-MASTER-LEACH	4.63		0.26	38.8	84.6	92.4	93.6	94.4	0.14	0.40
Kingfisher	KF-Master-Leach A&B (Direct Leach)	2.09	2.83	0.14	-	74.7	86.5	94.0	95.2	0.14	0.25
Kingfisher	KF-Master-Leach A&B (O2-sparged)	2.1	2.1	0.13	43.4	88.2	91.9	92.3	94.0	0.14	0.27
Kingfisher	KF-Master-Leach A&B (O2-sparged -6 hr)	2.64	2.76	0.16	51.7	91.2	93.7	94.4	94.4	0.11	0.27
Badior	BAD-MASTER-LEACH	2.32	2.11	0.17	31.1	84.2	90.2	91.5	91.9	0.14	0.70
Gabbro North prospect	GABN-MASTER-LEACH	2.40	2.41	0.13	40.3	90.9	93.7	93.7	94.8	0.14	0.46
Kestrel	KES-MASTER-LEACH	1.59	1.64	0.05	45.0	88.8	95.3	97.0	97.0	0.19	0.36

Gravity concentration followed by cyanide leaching was undertaken for composites from the Antenna, Ancien, Agouti, Badior, Boulder, Kestrel, Koula, Sunbird (open pit and underground), and Kingfisher deposits, as well as the Gabbro North prospect, to assess gravity-recoverable gold, leach kinetics, overall gold extraction, and reagent consumption. Average gravity gold recovery for the Antenna variability composites was approximately 38%. Cyanide leach kinetics were generally rapid, with gold extraction mostly exceeding 90% after 8 hours and averaging over 94% after 24 hours for most samples and increasing marginally thereafter.

Master Composite gravity–cyanide leach test results for the Ancien, Agouti, and Boulder deposits indicate gravity recoveries ranging from approximately 18% to 48%, with overall gold extraction after 24 hours typically between approximately 89% and 97%. Reagent consumptions for these deposits were comparable to those observed for Antenna.

The Koula Master Composite was evaluated under direct leach and gravity-assisted leach configurations, with and without extended oxygen sparging. Inclusion of gravity recovery resulted in improved early leach kinetics, with gold extraction approaching a plateau by approximately 24 hours where gravity separation was applied. Final gold extractions exceeded 94% across the tested configurations.

For the Sunbird Open Pit Master Composite, gravity–cyanide leach testwork was conducted under direct leach and oxygen-sparged conditions. Removal of gravity-recoverable gold prior to leaching resulted in improved leach kinetics, while final gold

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extraction after 24 hours was similar across the tested configurations. Comparable metallurgical behavior was observed for the Sunbird Underground Master Composite.

The Kingfisher Master Composite was evaluated using direct leach and gravity-assisted leach configurations with varying oxygen sparging durations. Gravity recovery ranged from approximately 43% to 52%, with overall gold extraction exceeding 94% across the tested conditions. Extended oxygen sparging did not result in a material change in final gold extraction within the scope of testwork conducted.

Master Composite gravity-cyanide leach test results for the Badior and Kestrel deposits, as well as the Gabbro North prospect, indicated variable gravity recoveries ranging from approximately 5% to 65%, with overall gold extraction after 24 hours typically between approximately 91.5% and 97.0%.

13.4.5	Other Leach Parameters

Additional cyanide leach tests were conducted on the Antenna Master Composite to evaluate the effects of selected operating parameters, including air sparging, lead nitrate addition, solids concentration, CIL configuration, extended leach duration, and pre-oxygenation. All tests were performed at a nominal grind size of P₈₀ 75 µm and an initial cyanide concentration of 0.05%. A summary of the test results is presented in Table 13.10.

Table 13.10 Antenna MC Gravity-Cyanidation Test Results (other parameters)

Test	Condition	Residue Au (g/t)	Gold Extraction (%)					Reagent Consumption (kg/t)
			Gravity	2-hr	8-hr	24-hr	48-hr	NaCN	Lime
BK13513	Air Sparge	0.150	39.9	62.6	87.8	93.7	94.3	0.18	0.34
BK13514	50%w/w solids	0.135	39.5	74.8	94.5	94.9	94.9	0.12	0.35
BK13515	Pb (NO3)2	0.135	37.4	89.4	91.1	93.2	95.2	0.17	0.39
BK13516	CIL	0.135	42.4	86.2	94.0	94.0	94.5	0.39	0.29
BK13647	24hr	0.150	39.6	68.0	90.7	94.5	-	0.05	0.45
BK13826	24hr; 4h pre-ox	0.140	44.7	88.0	93.6	94.9	-	0.11	0.33

Across the tested conditions, residue gold grades were broadly similar and fell within the analytical precision of the test procedures. Slightly higher residue gold grades were observed for tests conducted with air sparging only and for the 24-hour leach duration; however, these differences are not considered metallurgically significant within the scope of the testwork conducted.

Cyanide consumption was higher for the test conducted under carbon-in-leach conditions relative to the other configurations; however, there is no indication whether the carbon was preconditioned in cyanide solution.

13.4.6	Flotation

A sub-sample of the Antenna Master Composite was ground to a nominal P₈₀ of 150 µm and submitted for flotation testwork to evaluate the recovery of gold to a bulk sulfide flotation concentrate. The testwork was undertaken to assess the distribution of gold between flotation concentrate and tailings under bulk sulfide flotation conditions. A summary of the flotation test results is presented in Table 13.11.

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Table 13.11 Summary of the Antenna Flotation Test Results

Flotation Concentrate						Flotation Tail
Test No. (BKF-)	Mass (%)	Au		S2		Au (g/t)	S2-(%)
		Grade (g/t)	Recovery (%)	Grade (%)	Recovery (%)
2023	5.64	50.9	85.4	18.9	96.6	0.52	0.04

The flotation test resulted in a sulfide recovery of approximately 97% to the concentrate, with a concentrate mass pull of 5.6%. Gold recovery to the flotation concentrate was approximately 85%, with the balance reporting to the flotation tailings.

The observed gold recovery to concentrate is consistent with mineralogical observations indicating that a portion of the gold occurs in association with silicate and silicate-pyrrhotite particles, which are not fully recoverable by bulk sulfide flotation. No further testwork was conducted on the flotation products.

13.4.7	Miscellaneous Testwork

Carbon Adsorption

Carbon adsorption testwork was conducted on leached slurry from the Antenna Master Composite to evaluate the adsorption behavior of dissolved gold onto activated carbon. The testwork indicated rapid gold adsorption kinetics and high carbon loading capacity under the test conditions applied, with no evidence of slow adsorption behavior or preg-robbing within the scope of the testwork conducted. These observations are consistent with the low organic carbon contents measured in head assay analysis.

Oxygen Uptake

An oxygen uptake test was conducted on the Antenna Master Composite to assess oxygen consumption under cyanide leaching conditions. Testing was performed at a grind size of P₈₀ 75 µm and a maintained pH of approximately 10, consistent with the cyanide leach test conditions.

Measured oxygen uptake rates were low throughout the duration of the test. Initial uptake rates of approximately 0.018 mg/L/min during the first hour decreased rapidly, stabilizing at approximately 0.007–0.008 mg/L/min within the first few hours. After 24 hours, the uptake rate had declined further to approximately 0.0035 mg/L/min. These results indicate a low oxygen demand under the leaching conditions evaluated.

Preg-robbing

Preg-robbing testwork was conducted on slurry prepared from the ground Antenna Master Composite. The slurry was spiked with dissolved gold to an initial concentration of approximately 10 mg/L and subjected to bottle-roll agitation for 24 hours, with periodic sampling and analysis of solution gold concentrations.

No measurable depletion of gold from solution was observed during the test, indicating that the material did not exhibit preg-robbing behavior under the conditions evaluated.

Cyanide Detoxification

Exploratory cyanide detoxification testwork was conducted on Antenna Master Composite leach tailings to assess the applicability of the SO₂/air process for cyanide destruction. Testing was undertaken at laboratory scale using sodium metabisulphite as the SO₂ source, with lime addition to maintain pH at approximately 8.5.

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The feed slurry contained an initial total cyanide concentration of approximately 169 mg/L at 50% (w/w) solids. A series of tests was completed at varying SO₂:weakly acid disssociable (WAD) cyanide ratios and copper sulphate addition rates. The results indicate that an SO₂:WAD cyanide ratio of approximately 3:1 was sufficient to achieve treated effluent total cyanide concentrations below 50 mg/L when copper was added at approximately 0.22 kg/t. Tests conducted with reduced or no copper addition resulted in higher residual cyanide concentrations. Reagent consumptions were within ranges typical of SO₂/air detoxification systems.

Gravity Recoverable Gold

A staged gravity recoverable gold (GRG) test was conducted on the Antenna Master Composite to assess the distribution of gravity-recoverable gold across progressive grind sizes. The test involved sequential grinding with gravity concentration performed at each stage.

The results indicated that a substantial proportion of gravity-recoverable gold was recovered at relatively coarse grind sizes, with approximately 46% of the total gold recovered during the first two grinding stages. The GRG test identified a total GRG content of approximately 58% of the feed gold, reporting to a high-grade concentrate representing less than 0.5% of the sample mass at an average concentrate grade of approximately 340 g/t Au.

The GRG content determined from the staged GRG test exceeds the average gravity recoveries achieved during standard gravity–cyanide leach testwork (approximately 40%), reflecting enhanced liberation achieved through incremental grinding.

Rheology and Sedimentation

Rheology testwork was conducted on the Antenna Master Composite, ground to a nominal P₈₀ of 75 µm to characterize slurry flow behavior over a range of solids concentrations relevant to the testwork conditions. Testing was undertaken at solids contents between approximately 40% and 60% (w/w). The slurry exhibited shear-thinning behavior, with low apparent viscosities over the tested shear rate range and measured yield stress values generally below approximately 10 Pa.

Sedimentation and dynamic thickening testwork was completed on the Antenna Master Composite to assess settling behavior and thickening performance. Laboratory-scale testing demonstrated good settling characteristics at 1.0 t/(m2×h), with underflow densities in excess of approximately 54% solids (w/w) achieved across a range of feed fluxes and acceptable overflow clarity observed. Flocculant screening and optimization testwork identified Magnafloc 10 as the preferred flocculant under the conditions evaluated, with improved settling performance observed at reduced flocculant dosage and optimized feed well solids concentration.

Within the scope of the laboratory testwork conducted, the rheological and sedimentation results indicated that the Antenna leach residues exhibited flow and settling characteristics consistent with those typically observed for hard-rock gold processing residues.

Acid Mine Drainage

Acid mine drainage (AMD) prediction testing was conducted on sub-samples of the Antenna Master Composite, together with representative composites from the Agouti and Boulder deposits and selected waste samples. Testwork included determination of acid neutralization capacity (ANC), total acid producing potential (TAPP), net acid generation (NAG), and net acid producing potential (NAPP).

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All mineralized composites returned strongly negative NAPP values (e.g. approximately −44 kg H₂SO₄/t for Antenna, −42 kg H₂SO₄/t for Boulder, and −164 kg H₂SO₄/t for Agouti), indicating excess neutralizing capacity relative to acid generation potential. Waste samples similarly returned negative NAPP values and near-neutral pH. Based on the results of this testwork, none of the tested mineralized composites or waste samples are classified as potentially acid generating under the conditions evaluated.

13.4.8	Metallurgical Recovery for Cut-off Grade Determination

The Mineral Resource and Mineral Reserve estimates are based on drillhole data available at June 30, 2025, being reported as at December 31, 2025, incorporating production-related depletion to that date. Table 13.12 reports the Séguéla Mine plant production recovery performance as of the effective date of this Report. Recoveries from this dataset were analyzed to determine an appropriate cut-off grade as at the data cut-off date to be used in the estimation of Mineral Resources and Mineral Reserves. The median (50th percentile) recovery for this period from May 2023 to June 2025 is calculated to be 93.5%. For completeness, the dataset through December 31, 2025 is presented.

Table 13.12 Plant Metallurgical Recovery Performance

Year	Production	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2023	Ore Milled (tph)	-	-	-	-	-	107	134	172	174	180	183	194
	Head Grade (g/t)	-	-	-	-	-	2.09	2.95	3.98	4.18	4.35	3.34	3.22
	Au Recovery (%)	-	-	-	-	-	94.5	93.4	91.1	95.48	95.5	94.2	94.9
2024	Ore Milled (tph)	190	196	201	187.4	226	213	193	213	216	211	211	216
	Head Grade (g/t)	2.66	3.12	2.58	3.49	3.59	3.36	2.82	3.02	2.26	2.31	2.65	3.84
	Au Recovery (%)	95.1	94.6	93.6	94.7	94.3	92.7	91.5	92.6	92.4	92.3	90.9	91.8
2025	Ore Milled (tph)	218	215	215	218	218	193	208	209	207	208	215	217
	Head Grade (g/t)	2.91	2.55	2.8	3.18	2.78	3.05	3.09	3.07	2.86	2.88	3.13	3.43
	Au Recovery (%)	91.8	93.5	94.4	94.4	93.5	90.0	91.7	91.7	90.7	90.7	93.0	92.1

13.5	Comments on Section 13

It is the opinion of the QP that metallurgical testwork is representative of the material planned for processing in the LOMP, including material expected to be sourced from the Antenna, Ancien, Koula, Agouti, Badior, Boulder, Kestrel, Sunbird and Kingfisher open pit and underground mining operations. Results from gravity-leach testwork conducted as part of the ALS programs support this opinion. Furthermore, the production data from 2023 to 2025 with ore sourced from Antenna, Ancien, and Koula are consistent with and support this conclusion.

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14	Mineral Resource Estimates

14.1	Introduction

The Mineral Resource estimates were completed by Fortuna or Roxgold Sango personnel and peer reviewed by Eric Chapman P. Geo, a Fortuna employee.

14.2	Supplied Data, Data Transformations and Data Preparation

Information used in the 2025 estimation is sourced from the Maxwell DataShed industry standard database system.

The Séguéla Mine Database Manager supplied all available data exported from DataShed in a comma separated values format as at June 30, 2025.

14.2.1	Data Transformations

Lower detection limit assay values received were corrected to numeric values, for example “<0.005” was converted to “0.0025”. This ensured that the values were correctly recognized by the software and mitigated interpolation issues later in the estimation process.

14.2.2	Software

Drillhole visualization and 3D modelling for all deposits are conducted with a combination of Dassault Systems’ Surpac software and Seequent’s Leapfrog Geo package. Mineral Resource estimation was conducted in Datamine’s Studio RM mining software package. Classical and geostatistical analysis of the input data for the purposes of Mineral Resource estimation was conducted using Datamine’s Supervisor exploratory data analysis software package.

14.2.3	Data Preparation

Collar, survey, lithology, and assay data were imported into Leapfrog Geo and used to build three-dimensional representations of the drill holes.

14.3	Geological Interpretation and Domaining

3D wireframes of the host lithologies, including the weathering profile and transported cover, were generated by Roxgold Sango for all deposits using Leapfrog Geo.

The QP imported these wireframes into Studio RM and reviewed them against the logged geology from the drill hole database. Wireframes were validated to ensure their “robustness” and to enable their use in subsequent Mineral Resource modelling. In all cases, the wireframes were found to be suitably representative of the deposit stratigraphy.

A typical cross-section showing logged and modelled geology for Koula is provided in Figure 14.1.

Wireframes once validated were used in Mineral Resource estimation.

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Figure 14.1 Cross-Section Showing Geology of the Koula Deposit

SGRD961
SGRD1036
SGRD1066
SGRD635
SGRD1039
SGRD926
SGRD928
SGRD1037
SGRD925
SGRD1035
SGRD924
+450
+400
+350
+300
+250
+200
Legend
Transported Cover
Oxide
Transitional
Tholeiitic Basalt
Pillow Basalt (Hangingwall)
Pillow Basalt (Footwall)
Mafic Dyke
RoXgold
SANGO
Société de Fortuna Mining Corp.
Seguela Mine,
Côte D'Ivoire
Koula Geological Model
Cross-Section 895460,
Looking NE (22°)
Section Width 25m
19th January 2026
0m
50m

14.3.1	Mineralized Domains

Modelling used a nominal cut-off grade of 0.2 g/t Au to define mineralization volumes. Minimum downhole thicknesses required for inclusion were set at a nominal 2 m, with maximum internal dilution also set at 2 m.

Strings were generated for the Agouti, Boulder Ancien and Koula deposits using downhole assay data to enclose mineralized envelopes. Three-dimensional solid wireframes were then constructed using Surpac or Studio RM, imported into Studio RM, and validated to ensure that where the wireframes were intersected by a drill hole, the solids were “snapped” to the corresponding assay intervals. Figure 14.2 shows an example of the interpreted mineralization wireframes for the Koula deposit.

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Figure 14.2 Mineralization Wireframes – Koula Deposit

Mineralized domains for the Antenna, Badior, Kestrel, Kingfisher and Sunbird deposits were modeled using the ‘vein’ function in Leapfrog Geo. Modelled domains were imported into Studio RM, validated to ensure volume integrity, and that wireframes were snapped to drilling.

14.3.2	Topographic Surface

The topographic surface used at the Ancien, Antenna, Badior, Kestrel, Kingfisher and Sunbird deposits is based collectively on photogrammetry drone surveys conducted by qualified surveyors in September 2021. Since mining commenced in 2023, the operational pit topographic surfaces are updated regularly by the production survey team using the same methodology. Extracts of the complete Project topographic survey are taken to cover each of the relevant deposits for Mineral Resource estimation purposes.

Topographic surfaces used for the Agouti and Boulder deposit modelling are based upon shuttle radar topography mission (SRTM) data at full resolution.

The topography used for modeling the pre-mined Koula surface is based on a survey performed in May 2024 by drone photogrammetry survey combined with the older topography surveyed in 2021 outside of the pit at the margins of deposit (waste blocks).

Mineral Resources are reported as at December 31, 2025, taking into account depletion from the Antenna, Koula and Ancien pits based on the topographic surveys taken as of this date.

14.3.3	Weathering Surfaces

Modelled weathering surfaces below the respective topographic surfaces were used to flag the oxide states in the deposit block models. Modelled surfaces were based on recorded geological logs with intersection points digitized to the base of the corresponding interval that informed the 3D surface. The regolith profile typically

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comprised transported overburden, oxide material (upper and lower saprolites), transitional material (saprolite rock) and fresh rock. Mineral Resources were reported inclusive of oxide material, with adjustments made for the lower densities of this material.

14.4	Exploratory Data Analysis

Prior to estimation, input data were statistically spatial reviewed for gold distribution and continuity.

The histograms and log-probability plots modelled did not indicate any clear evidence for mixed populations. Consequently, a nominal 0.2 g/t Au cut-off grade was used to define the mineralization solids as described in Section 14.5, in combination with the logged and modelled lithology, using the QP’s experience with similar deposits, and a visual appraisal of the spatial continuity of the data at varying grade cut-offs.

14.4.1	Drill hole Coding

Solid wireframes for each mineralized envelope were used to select drill hole samples. Samples were then selected for individual mineralized envelopes and flagged for each mineralization zone.

14.4.2	Sample Compositing

Drill holes were typically sampled at 1 m intervals regardless of drilling technique. Samples were not shortened or truncated at geological boundaries. With the exception of a limited number of end-of-hole samples that were very short, >99% of the samples for the respective deposits were 1 m in length. Consequently, all input data was composited to 1 m.

14.4.3	Spatial Domaining

The geometry, orientation and summary statistics of each deposit were reviewed.

The composited data statistics for all deposits and modeled mineralized domains are shown in Table 14.1.

Table 14.1 Univariate Statistics of Au Composites for Each Deposit

Deposit	Domain ID	Count	Min. (g/t)	Max. (g/t)	Mean (g/t)	Variance	Std. Dev.	C.V.
Agouti	1	1,727	0.000	14.35	0.03	0.02	0.15	5.00
	2	236	0.000	4.92	0.18	0.09	0.30	1.66
	3	310	0.005	2.26	0.15	0.05	0.21	1.45
	4	518	0.003	3.58	0.23	0.10	0.32	1.38
	5	134	0.013	173.50	2.21	113.13	10.64	4.81
	6	37	0.014	73.10	2.62	81.13	9.01	3.44
	7	5	0.044	31.60	1.46	25.85	5.08	3.47
	8	24	0.111	1.76	0.55	0.37	0.61	1.12
	9	63	0.012	20.70	1.73	18.28	4.28	2.48
	10	41	0.003	5.51	0.55	0.73	0.85	1.54
	11	71	0.038	40.80	2.69	54.10	7.36	2.74
	12	284	0.007	6.68	0.67	1.19	1.09	1.62
	13	102	0.007	3.20	0.36	0.28	0.53	1.49
	14	14	0.000	2.16	0.36	0.17	0.41	1.13
	15	161	0.375	15.95	4.53	24.27	4.93	1.09
	16	27	0.012	124.50	2.93	108.02	10.39	3.55
	17	64	0.037	46.50	5.60	93.71	9.68	1.73
	18	15	0.003	6.32	0.38	0.79	0.89	2.36

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Deposit	Domain ID	Count	Min. (g/t)	Max. (g/t)	Mean (g/t)	Variance	Std. Dev.	C.V.
	19	31	0.095	1.50	0.67	0.17	0.42	0.62
	20	17	0.161	9.57	1.78	4.83	2.20	1.23
	21	10	0.756	14.95	3.98	14.83	3.85	0.97
	22	63	0.222	4.93	1.59	2.25	1.50	0.94
	23	7	0.041	5.32	0.98	1.01	1.01	1.03
	24	47	0.265	0.95	0.53	0.07	0.27	0.51
	25	205	0.322	28.20	1.68	15.94	3.99	2.38
	26	19	0.006	88.00	2.97	100.43	10.02	3.37
	27	44	0.039	1.44	0.36	0.15	0.39	1.06
	28	39	0.008	2.31	0.34	0.19	0.43	1.27
	29	26	0.000	3.04	0.57	0.58	0.76	1.33
	30	30	0.003	1.70	0.33	0.13	0.36	1.10
	31	15	0.020	26.30	2.06	26.58	5.16	2.50
	32	25	0.017	12.20	1.13	8.87	2.98	2.63
	33	156	0.015	34.90	4.08	52.25	7.23	1.77
	34	13	0.005	38.30	2.40	20.09	4.48	1.87
	35	92	0.341	6.16	2.20	3.29	1.81	0.82
	36	71	0.003	15.95	1.54	6.44	2.54	1.65
	37	19	0.003	13.25	1.62	7.41	2.72	1.68
	38	9	0.139	6.01	1.03	1.97	1.40	1.37
	39	7	0.205	5.16	1.79	2.72	1.65	0.92
	40	7	0.114	1.57	0.66	0.22	0.47	0.72
	41	3	0.091	4.26	1.23	1.86	1.36	1.11
	42	10	0.317	2.07	1.00	0.59	0.77	0.77
	43	7	0.013	2.51	0.62	0.50	0.71	1.14
Ancien	1	5,830	0.00	289.00	3.83	195.23	13.97	3.64
	2	105	0.00	28.60	1.23	14.47	3.80	3.10
	3	29	0.02	4.81	0.77	1.40	1.18	1.53
	4	93	0.00	14.80	1.08	3.34	1.83	1.70
Antenna	101	2,247	0.005	64.20	1.25	8.35	2.89	2.31
	102	4,074	0.005	78.60	1.54	9.26	3.04	1.97
	103	15,800	0.003	295.00	3.04	62.21	7.89	2.60
	104	116	0.005	18.25	1.32	8.80	2.97	2.24
	105	133	0.011	44.90	2.25	29.98	5.48	2.44
	106	749	0.005	22.34	1.37	6.40	2.53	1.85
	107	96	0.005	18.10	0.87	4.16	2.04	2.35
	108	59	0.005	9.86	0.69	1.82	1.35	1.96
	109	985	0.005	138.00	3.32	109.78	10.48	3.15
	110	353	0.005	20.50	0.59	2.00	1.41	2.39
	111	186	0.005	14.40	0.84	3.19	1.79	2.14
	112	13	0.21	1.47	0.39	0.10	0.32	0.82
	113	14	0.03	2.84	1.10	0.76	0.87	0.79
	114	207	0.005	6.66	0.48	0.55	0.74	1.54
Badior	1	164	0.00	53.50	5.75	135.04	11.62	2.02
	2	15	0.05	2.50	0.68	0.47	0.69	1.02
	3	37	0.03	4.50	1.27	1.81	1.34	1.06
	4	43	0.005	16.50	4.28	32.92	5.74	1.34
	5	27	0.04	4.00	1.04	1.21	1.10	1.05
	6	195	0.013	46.00	4.96	87.93	9.38	1.89
Boulder	103	179	0.007	10.65	0.66	1.93	1.39	2.12
	104	46	0.003	61.28	2.18	79.11	8.89	4.08
	105	598	0.003	10.6	0.39	0.34	0.59	1.49
	106	52	0.011	12.2	0.83	3.60	1.90	2.30

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Deposit	Domain ID	Count	Min. (g/t)	Max. (g/t)	Mean (g/t)	Variance	Std. Dev.	C.V.
	107	164	0.003	2.82	0.28	0.18	0.42	1.50
	108	10	0.2	1.315	0.51	0.11	0.33	0.65
	109	71	0.028	4.84	0.49	0.52	0.72	1.48
	111	19	0.014	13.75	2.44	7.97	2.82	1.16
	112	44	0.14	40.2	2.81	44.14	6.64	2.36
	113	97	0.071	94.5	4.68	161.76	12.72	2.72
	114	74	0.231	49.6	4.15	58.34	7.64	1.84
	115	67	0.168	106.1	5.18	197.01	14.04	2.71
	116	58	0.102	80.3	4.22	121.99	11.05	2.62
	117	72	0.474	13.45	2.06	5.19	2.28	1.11
	201	2,104	0.003	10.27	0.22	0.15	0.39	1.74
	202	18	0.04	1	0.29	0.08	0.28	0.97
	203	8	0.056	0.878	0.34	0.07	0.26	0.75
	204	33	0.008	0.92	0.23	0.05	0.23	1.03
	205	2	0.493	1.08	0.79	0.09	0.29	0.37
	211	115	0.105	17.2	1.38	3.95	1.99	1.44
	212	68	0.075	20.1	1.33	6.01	2.45	1.85
	213	50	0.301	4.44	1.12	0.70	0.83	0.74
	214	34	0.186	9.44	1.33	3.06	1.75	1.31
	215	52	0.126	19.55	1.43	7.68	2.77	1.94
	216	20	0.298	4.78	1.40	1.31	1.14	0.81
Kestrel	1	82	0.01	100.50	5.20	200.54	14.16	2.73
	2	22	0.03	2.79	0.82	0.39	0.63	0.76
Koula	1	3,156	0.00	336.00	5.42	311.71	17.66	3.26
	2	64	0.01	40.10	2.00	33.96	5.83	2.92
	3	36	0.01	6.44	0.75	1.34	1.16	1.54
	4	129	0.01	156.00	5.55	314.20	17.73	3.19
	5	30	0.01	6.57	1.41	2.81	1.68	1.19
	6	84	0.00	5.39	0.87	1.58	1.26	1.44
	7	36	0.01	2.71	0.34	0.23	0.48	1.40
Kingfisher	1001	4,641	0.003	324.00	1.61	46.48	6.82	4.24
	1002	4,775	0.003	106.00	1.23	12.34	3.51	2.85
	1003	1,120	0.005	42.90	0.55	3.62	1.90	3.47
	1004	68	0.003	1.63	0.34	0.10	0.31	0.92
	1005	151	0.025	9.83	0.50	1.06	1.03	2.05
	1006	380	0.01	28.10	0.57	2.99	1.73	3.02
	1007	330	0.07	30.00	0.64	3.28	1.81	2.83
	1008	269	0.011	14.45	0.50	0.97	0.99	1.96
	9901	904	0.003	7.75	0.11	0.21	0.45	4.21
	9902	691	0.005	2.00	0.06	0.01	0.12	1.90
	9903	1,793	0.003	4.15	0.03	0.01	0.11	3.28
	9904	103	0.003	4.28	0.16	0.21	0.46	2.83
	9905	38	0.009	0.14	0.06	0.00	0.03	0.47
	9906	77	0.005	0.41	0.06	0.00	0.05	0.81
	9907	58	0.005	0.14	0.06	0.00	0.03	0.46
	9908	83	0.005	0.55	0.06	0.00	0.06	1.11
	99901	2,159	0.003	6.67	0.04	0.04	0.20	4.58
	99902	1,226	0.003	6.36	0.06	0.10	0.31	4.92
	99903	557	0.003	0.87	0.03	0.00	0.07	2.06
	99904	117	0.003	0.10	0.04	0.00	0.02	0.63
	99905	207	0.003	0.10	0.02	0.00	0.02	0.99
	99906	481	0.003	4.11	0.05	0.04	0.20	3.99
	99907	272	0.003	0.59	0.04	0.00	0.05	1.14

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Deposit	Domain ID	Count	Min. (g/t)	Max. (g/t)	Mean (g/t)	Variance	Std. Dev.	C.V.
	99908	188	0.005	1.73	0.06	0.02	0.13	2.26
	99909	196	0.003	0.49	0.03	0.00	0.04	1.27
Sunbird	1	1,304	0.00	390.80	2.12	139.70	11.82	5.58
	2	262	0.01	134.50	2.22	97.47	9.87	4.46
	3	462	0.00	72.90	1.73	42.45	6.52	3.77
	4	17	0.01	0.53	0.24	0.02	0.16	0.64
	5	2,905	0.00	139.00	3.38	79.80	8.93	2.64
	6	119	0.01	17.05	0.72	3.98	1.99	2.76
	7	143	0.01	3.38	0.35	0.33	0.58	1.65
	8	296	0.00	67.00	1.63	35.52	5.96	3.65
	9	26	0.13	18.85	2.69	15.77	3.97	1.47
	10	37	0.00	6.04	0.62	1.06	1.03	1.65
	11	70	0.02	3.07	0.42	0.24	0.49	1.16
	12	20	0.04	7.80	0.82	2.77	1.66	2.03
	13	90	0.02	33.80	1.22	14.36	3.79	3.12
	14	704	0.00	156.80	2.61	76.82	8.76	3.36
	15	366	0.00	128.70	1.81	58.71	7.66	4.22
	16	25	0.00	0.84	0.09	0.05	0.23	2.50
	17	95	0.01	9.71	0.82	2.40	1.55	1.89
	18	67	0.01	20.40	1.54	9.33	3.06	2.35
	19	33	0.01	3.64	0.76	1.07	1.03	1.35
	20	161	0.00	35.70	2.09	21.95	4.68	2.24

14.4.4	Grade Capping

Top-cuts were selected following statistical review of the sample population using histograms and log-probability plots. The cutting strategy was applied based data skewness, effect on cumulative probability plot distribution, and spatial position of extreme grades.

Grades above the selected cut were set to the cut value. The applied top-cuts on a per-mineralization solid basis are detailed in Table 14.2. Domains not shown in Table 14.2 were regarded as not including extreme values and therefore top cutting was not applied.

Table 14.2 Top Cut Thresholds

Deposit	Domain	Top-cut (g/t Au)	No. Samples Top Cut	% Change in Mean Grade	% Change in Mean CV
Agouti	4	30	6	29	46
	5	30	3	19	16
	6	10	1	40	44
	8	10	1	26	23
	10	20	2	25	22
	15	30	1	20	46
	24	15	1	17	35
	25	30	4	24	29
	30	15	1	18	16
	31	5	1	42	29
Ancien	1	105.00	20	-6	-15
	2	6.00	5	-40	-39
	3	1.50	3	-34	-42
	4	4.50	3	-13	-32
Antenna	101	13.00	23	-9	-41
	102	20.00	19	-3	-13

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Deposit	Domain	Top-cut (g/t Au)	No. Samples Top Cut	% Change in Mean Grade	% Change in Mean CV
	103	75.00	26	-3	-20
	104	10.00	4	-11	-12
	105	20.00	5	-13	-17
	106	10.00	16	-5	-9
	107	10.00	1	-10	-25
	108	9.00	1	-3	-7
	109	40.00	17	-17	-26
	110	8.00	2	-7	-24
	111	8.50	3	-6	-10
	114	4.00	2	-2	-10
Badior	1	53.50	4	19	26
	2	2.50	1	1	1
	3	4.50	2	49	60
	4	16.50	6	39	26
	5	4.00	1	48	62
	6	46.00	3	21	37
Boulder	101	10.00	1	2.7	36
	103	5.00	5	10	16
	104	15.00	1	46	50
	106	6.00	2	17	26
	112	25.00	1	12	17
	113	50.00	2	16	23
	115	50.00	1	16	27
	116	40.00	1	17	28
Kestrel	1	16.00	3	38	53
	2	1.50	1	7	17
Koula	1	125.00	16	-6	-14
	2	18.00	2	-17	-19
	3	3.50	1	-11	-22
	4	35.00	5	-33	-35
	5	5.00	2	-4	-5
	6	3.00	7	-14	-15
Kingfisher	1001	60.00	8	-6	-31
	1002	40.00	6	-2	-12
	1003	9.00	7	-13	-44
	1005	4.00	2	-8	-22
	1006	10.00	2	-9	-34
	1007	6.00	2	-13	-51
	1008	5.00	1	-6	-38
	9901	1.20	7	-27	-54
	9902	1.20	3	0	-16
	9903	0.35	3	0	-65
	9904	1.10	2	-19	-36
	9906	0.11	1	0	-38
	9908	0.20	1	-17	-39
	99901	0.20	41	-25	-72
	99902	0.35	26	-33	-69
	99903	0.30	6	0	-25
	99906	0.55	2	-20	-57
	99907	0.12	6	0	-35
	99908	0.20	3	-17	-65
	99909	0.20	1	0	-28
Sunbird	1	51.00	3	-13	-52

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Deposit	Domain	Top-cut (g/t Au)	No. Samples Top Cut	% Change in Mean Grade	% Change in Mean CV
	2	24.00	5	-30	-39
	3	21.00	6	-24	-42
	5	70.00	11	-3	-10
	6	6.50	2	-18	-30
	7	1.50	2	-15	-22
	8	21.00	6	-19	-29
	9	8.50	1	-15	-23
	10	3.00	1	-13	-30
	11	1.50	2	-8	-19
	12	3.00	1	-29	-40
	13	10.00	2	-22	-39
	14	50.00	5	-9	-24
	15	23.00	5	-20	-45
	17	5.00	3	-12	-20
	18	7.00	2	-17	-28
	19	2.50	4	-10	-10
	20	9.00	6	-27	-36

14.5	Variogram Analysis

Exploratory data analysis and assessment of spatial continuity for the relevant input data of each deposit was conducted using Supervisor. Spatially congruent domains in each deposit were grouped, and experimental semi-variograms were constructed accounting for observed anisotropy in each of the three principal continuity directions identified within the data. Model semi-variograms were fitted to the experimental results.

In general, the spatial continuity was adequately described by a moderate to high nugget, and two spherical components for the semi-variogram models. The modelled semi-variograms were used in subsequent kriging neighborhood analysis (KNA) for search parameter optimization, and for Mineral Resource estimation. The semi-variogram model parameters used for each deposit are presented, along with relevant estimation domains, in Table 14.3.

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Table 14.3 Estimation and search parameters for estimation domains

Deposit	Domain	Min. Samp.	Max. Samp.	Major Dist.	Semi Major Dist.	Minor Dist.	RM Rotations			c0	c1	Ranges (m)	c2	Ranges (m)	c3	Ranges (m)
							Z	X	Z
Agouti	1 SR	14	28	45	31	10	105	70	-25	0.558	0.401	45,30,10	0.041	90,55,20	-	-
	1 LR	6	16	90	56	21	105	70	-25	0.558	0.401	45,30,10	0.041	90,55,20	-	-
	2 SR	12	40	40	30	9	110	85	-135	0.556	0.297	40,30,7	0.147	70,70,15	-	-
	2 LR	6	24	70	70	16	110	85	-135	0.556	0.297	40,30,7	0.147	70,70,15	-	-
	3 SR	12	16	30	21	17	65	70	-10	0.624	0.259	30,20,5	0.118	60,40,10	-	-
	3 LR	6	16	60	41	14	65	70	-10	0.624	0.259	30,20,5	0.118	60,40,10	-	-
	4 SR	12	24	45	31	7	95	85	-145	0.669	0.254	45,30,10	0.077	160,55,25	-	-
	4 LR	6	16	160	56	32	95	85	-145	0.669	0.254	45,30,10	0.077	160,55,25	-	-
	5 SR	10	24	45	36	8	95	70	-125	0.47	0.438	45,35,7	0.092	75,50,15	-	-
	5 LR	6	16	75	51	15	95	70	-125	0.47	0.438	45,35,7	0.092	75,50,15	-	-
	6 SR	10	24	50	35	7	-95	110	120	0.368	0.418	50,35,7	0.214	75,55,15	-	-
	6 LR	4	12	75	56	15	-95	110	120	0.368	0.418	50,35,7	0.214	75,55,15	-	-
	8 SR	8	16	50	35	10	-95	100	140	0.292	0.447	50,35,7	0.261	90,70,15	-	-
	8 LR	4	12	190	80	21	-95	100	140	0.292	0.447	50,35,7	0.261	90,70,15	-	-
	9 SR	8	12	50	35	10	110	115	35	0.421	0.366	45,30,7	0.213	70,45,15	-	-
	9 LR	4	8	90	71	18	110	115	35	0.421	0.366	45,30,7	0.213	70,45,15	-	-
	10 SR	10	24	45	31	8	30	35	65	0.288	0.328	55,35,7	0.384	95,60,20	-	-
	10 LR	6	16	70	46	16	30	35	65	0.288	0.328	55,35,7	0.384	95,60,20	-	-
	11 SR	10	24	55	36	8	100	90	-165	0.379	0.257	50,35,7	0.364	90,60,15	-	-
	11 LR	4	12	95	61	21	100	90	-165	0.379	0.257	50,35,7	0.364	90,60,15	-	-
	12 SR	10	24	50	35	7	105	110	-115	0.381	0.258	50,40,7	0.361	80,80,15	-	-
	12 LR	6	16	90	61	16	105	110	-115	0.381	0.258	50,40,7	0.361	80,80,15	-	-
	13 SR	10	24	50	40	7	110	95	-115	0.481	0.228	35,35,7	0.291	55,55,15	-	-
	13 LR	6	16	80	80	16	110	95	-115	0.481	0.228	35,35,7	0.291	55,55,15	-	-
	14 SR	10	28	35	35	7	95	80	55	0.274	0.401	60,40,7	0.325	180,80,20	-	-
	14 LR	4	12	55	55	16	95	80	55	0.274	0.401	60,40,7	0.325	180,80,20	-	-
	15 SR	10	24	60	41	8	110	95	-25	0.42	0.197	55,35,7	0.383	80,45,15	-	-
	15 LR	6	16	180	81	22	110	95	-25	0.42	0.197	55,35,7	0.383	80,45,15	-	-
	16 SR	10	24	55	35	8	110	85	-55	0.46	0.212	30,30,10	0.328	100,80,40	-	-
	16 LR	6	16	80	46	16	110	85	-55	0.46	0.212	30,30,10	0.328	100,80,40	-	-
	17 SR	10	24	30	30	11	105	45	-25	0.382	0.489	55,35,7	0.129	80,50,15	-	-
	17 LR	6	16	100	80	40	105	45	-25	0.382	0.489	55,35,7	0.129	80,50,15	-	-
	18 SR	10	24	55	51	8	100	80	70	0.382	0.489	55,35,7	0.129	80,50,15	-	-
	18 LR	4	24	110	90	20	100	80	70	0.382	0.489	55,35,7	0.129	80,50,15	-	-
	19 SR	10	24	70	40	10	100	80	70	0.26	0.238	65,45,10	0.502	120,75,20	-	-
	19 LR	4	24	110	71	20	100	80	70	0.26	0.238	65,45,10	0.502	120,75,20	-	-
	20 SR	10	24	55	36	8	105	85	-165	0.491	0.318	45,40,7	0.191	75,55,15	-	-

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Deposit	Domain	Min. Samp.	Max. Samp.	Major Dist.	Semi Major Dist.	Minor Dist.	RM Rotations			c0	c1	Ranges (m)	c2	Ranges (m)	c3	Ranges (m)
							Z	X	Z
	20 LR	6	16	80	51	16	105	85	-165	0.491	0.318	45,40,7	0.191	75,55,15	-	-
	21 SR	6	16	55	36	8	105	85	-165	0.515	0.314	45,35,7	0.171	75,50,15	-	-
	21 LR	4	12	80	51	16	105	85	-165	0.515	0.314	45,35,7	0.171	75,50,15	-	-
	22 SR	10	24	65	46	11	105	90	-160	0.475	0.159	80,55,10	0.366	130,90,20	-	-
	22 LR	6	16	120	76	21	105	90	-160	0.475	0.159	80,55,10	0.366	130,90,20	-	-
	24 SR	10	24	45	41	8	105	95	-65	0.446	0.25	45,35,7	0.305	90,60,15	-	-
	24 LR	6	16	75	56	15	105	95	-65	0.446	0.25	45,35,7	0.305	90,60,15	-	-
	25 SR	10	24	45	36	8	90	85	145	0.292	0.29	50,40,7	0.418	90,65,15	-	-
	25 LR	6	16	75	51	15	90	85	145	0.292	0.29	50,40,7	0.418	90,65,15	-	-
	26 SR	10	24	45	36	8	95	85	-80	0.558	0.401	45,30,10	0.041	90,55,20	-	-
	26 LR	4	12	80	60	16	95	85	-80	0.558	0.401	45,30,10	0.041	90,55,20	-	-
	27 SR	10	24	50	35	8	85	85	-20	0.556	0.297	40,30,7	0.147	70,70,15	-	-
	27 LR	4	24	80	65	16	85	85	-20	0.556	0.297	40,30,7	0.147	70,70,15	-	-
	28 SR	10	24	45	36	9	95	85	-80	0.624	0.259	30,20,5	0.118	60,40,10	-	-
	28 LR	4	24	80	60	16	95	85	-80	0.624	0.259	30,20,5	0.118	60,40,10	-	-
	29 SR	8	24	45	36	9	95	85	-80	0.669	0.254	45,30,10	0.077	160,55,25	-	-
	29 LR	4	16	80	60	16	95	85	-80	0.669	0.254	45,30,10	0.077	160,55,25	-	-
	30 SR	8	16	75	51	12	100	85	-30	0.47	0.438	45,35,7	0.092	75,50,15	-	-
	30 LR	4	24	180	110	26	100	85	-30	0.47	0.438	45,35,7	0.092	75,50,15	-	-
	31 SR	5	12	75	51	12	110	95	90	0.368	0.418	50,35,7	0.214	75,55,15	-	-
	31 LR	3	12	180	110	26	110	95	90	0.368	0.418	50,35,7	0.214	75,55,15	-	-
	32 SR	4	8	50	40	7	90	85	-120	0.292	0.447	50,35,7	0.261	90,70,15	-	-
	32 LR	4	24	80	60	16	90	85	-120	0.292	0.447	50,35,7	0.261	90,70,15	-	-
	33 SR	10	24	80	56	11	105	85	75	0.421	0.366	45,30,7	0.213	70,45,15	-	-
	33 LR	6	16	130	91	21	105	85	75	0.421	0.366	45,30,7	0.213	70,45,15	-	-
	34 SR	10	24	50	35	7	100	100	-120	0.288	0.328	55,35,7	0.384	95,60,20	-	-
	34 LR	4	24	75	55	15	100	100	-120	0.288	0.328	55,35,7	0.384	95,60,20	-	-
	35 SR	10	24	45	36	8	-70	95	115	0.379	0.257	50,35,7	0.364	90,60,15	-	-
	35 LR	6	16	90	61	16	-70	95	115	0.379	0.257	50,35,7	0.364	90,60,15	-	-
	36 SR	10	24	50	40	7	85	85	65	0.381	0.258	50,40,7	0.361	80,80,15	-	-
	36 LR	6	16	90	66	16	85	85	65	0.381	0.258	50,40,7	0.361	80,80,15	-	-
	37 SR	10	24	55	46	8	-90	90	-90	0.481	0.228	35,35,7	0.291	55,55,15	-	-
	37 LR	4	24	90	65	16	-90	90	-90	0.481	0.228	35,35,7	0.291	55,55,15	-	-
Ancien	1 to 4	2	32	26	15	19	105	65	140	0.359	0.458	8,4,5	0.144	14,10,11	0.04	26,15,19
	1, 2 & 4 GC	2	32	40	15	19	100	40	180	0.319	0.647	16,4,6	0.033	40,15,19	-	-
Antenna	101 SR	6	20	70	35	15	95	85	-35	0.295	0.393	15,10,2	0.254	45,25,6	0.00572	90,60,8.5
	101 LR	2	20	140	70	30	95	85	-35	0.295	0.393	15,10,2	0.254	45,25,6	0.00572	90,60,8.5

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Deposit	Domain	Min. Samp.	Max. Samp.	Major Dist.	Semi Major Dist.	Minor Dist.	RM Rotations			c0	c1	Ranges (m)	c2	Ranges (m)	c3	Ranges (m)
							Z	X	Z
	102 SR	4	20	70	35	15	100	75	-20	0.284	0.422	45,25,3	0.230	85,45,7	0.00643	120,60,12
	102 LR	2	20	140	70	30	100	75	-20	0.284	0.422	45,25,3	0.230	85,45,7	0.00643	120,60,12
	103 SR	4	20	70	35	15	100	80	-45	0.330	0.353	30,10,3	0.219	67,30,10	0.0975	100,65,15
	103 LR	2	20	140	70	30	100	80	-45	0.330	0.353	30,10,3	0.219	67,30,10	0.0975	100,65,15
	104 SR	4	20	70	35	15	100	80	-45	0.330	0.353	30,10,3	0.219	67,30,10	0.0975	100,65,15
	104 LR	2	20	140	70	30	100	80	-45	0.330	0.353	30,10,3	0.219	67,30,10	0.0975	100,65,15
	105 SR	4	20	50	25	5	110	75	-40	0.335	0.326	30,20,1	0.176	50,40,7	0.163	80,70,10
	105 LR	2	20	100	50	20	110	75	-40	0.335	0.326	30,20,1	0.176	50,40,7	0.163	80,70,10
	106 SR	4	20	70	35	15	110	75	-20	0.285	0.240	15,10,3	0.263	40,30,10	0.212	70,50,15
	106 LR	2	20	140	70	30	110	75	-20	0.285	0.240	15,10,3	0.263	40,30,10	0.212	70,50,15
	107 SR	4	20	70	35	13	90	80	-50	0.300	0.331	30,20,3	0.210	60,35,5	0.159	75,60,10
	107 LR	2	20	140	66	26	90	80	-50	0.300	0.331	30,20,3	0.210	60,35,5	0.159	75,60,10
	108 SR	4	20	70	35	15	100	80	-45	0.330	0.353	30,10,3	0.219	67,30,10	0.0975	100,65,15
	108 LR	2	20	140	70	30	100	80	-45	0.330	0.353	30,10,3	0.219	67,30,10	0.0975	100,65,15
	109 SR	4	20	70	35	15	105	80	-120	0.334	0.306	25,20,1	0.201	40,35,3	0.158	60,55,8
	109 LR	2	20	100	30	10	105	80	-120	0.334	0.306	25,20,1	0.201	40,35,3	0.158	60,55,8
	110 SR	4	20	70	35	15	100	80	-45	0.285	0.342	20,10,2	0.169	40,20,5	0.204	75,40,10
	110 LR	2	20	140	70	30	100	80	-45	0.285	0.342	20,10,2	0.169	40,20,5	0.204	75,40,10
	111 SR	4	20	60	35	10	135	80	-20	0.306	0.438	25,10,2	0.123	50,15,8	0.132	80,30,12
	111 LR	2	20	120	70	20	135	80	-20	0.306	0.438	25,10,2	0.123	50,15,8	0.132	80,30,12
	114 SR	4	20	70	35	15	100	80	-45	0.257	0.280	30,10,1	0.280	50,30,7	0.183	70,50,15
	114 LR	2	20	140	70	30	100	80	-45	0.257	0.280	30,10,1	0.280	50,30,7	0.183	70,50,15
	112 SR	4	20	70	35	15	130	75	-60	ID Estimation
	112 LR	2	20	70	35	15	130	75	-60	ID Estimation
	113 SR	4	20	70	35	15	130	75	-60	ID Estimation
	113 LR	2	20	70	35	15	130	75	-60	ID Estimation
Badior	1	3	24	73	53	13	-80	80	-10	ID Estimation
	2	3	24	73	53	13	-80	80	-10	ID Estimation
	3	3	24	73	53	13	-80	80	-10	ID Estimation
	4	3	24	73	53	13	-80	80	-10	ID Estimation
	5	3	24	73	53	13	-80	80	-10	ID Estimation
	6	3	24	73	53	13	-80	80	-10	ID Estimation
Boulder	101	12	24	35	31	11	140	45	-20	0.393	0.478	35,30,10	0.129	160,75,45	-	-
	102	12	24	45	26	10	130	70	130	0.335	0.32	45,25,10	0.345	90,65,30	-	-
	103	12	24	50	35	10	120	30	60	0.447	0.375	50,35,10	0.178	90,70,20	-	-
	104	12	24	50	35	10	105	25	45	ID Estimation
	105	12	24	30	30	10	155	35	50	0.348	0.522	25,25,10	0.13	75,60,25	-	-
	106	12	24	50	35	10	-40	135	50	ID Estimation

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Deposit	Domain	Min. Samp.	Max. Samp.	Major Dist.	Semi Major Dist.	Minor Dist.	RM Rotations			c0	c1	Ranges (m)	c2	Ranges (m)	c3	Ranges (m)
							Z	X	Z
	107	12	24	60	45	15	140	70	160	0.333	0.269	60,45,15	0.398	160,90,30	-	-
	108	Assigned Average
	109	12	24	50	35	10	115	45	140	ID Estimation
	111	12	24	30	21	10	130	50	35	ID Estimation
	112	12	24	40	30	8	150	45	75	ID Estimation
	113	12	24	60	35	11	130	45	170	0.391	0.322	30,20,10	0.287	60,40,20	-	-
	114	12	24	35	25	6	130	50	50	0.301	0.453	40,30,8	0.247	80,65,15	-	-
	115	12	24	45	31	9	130	60	20	0.251	0.514	60,35,10	0.235	140,60,20	-	-
	116	12	24	35	31	11	115	65	155	0.362	0.388	35,25,6	0.249	80,60,15	-	-
	117	12	24	50	35	10	125	130	170	0.231	0.579	45,30,8	0.19	125,70,20	-	-
	201	12	24	50	35	10	120	45	150	0.484	0.324	35,30,10	0.192	80,55,35	-	-
	202	12	24	35	25	9	130	55	50	ID Estimation
	203	Assigned Average
	204	12	24	55	31	9	115	50	140	ID Estimation
	205	Assigned Average
	211	12	24	45	36	9	120	50	150	0.42	0.389	35,25,8	0.191	65,45,15	-	-
	212	12	24	50	35	10	105	55	150	0.462	0.467	45,30,8	0.071	85,50,15	-	-
	213	12	24	35	31	11	140	45	-20	0.315	0.441	55,30,8	0.244	110,65,20	-	-
	214	12	24	45	26	10	130	70	130	ID Estimation
	215	12	24	50	35	10	120	30	60	0.476	0.448	45,35,8	0.076	75,50,15	-	-
	216	12	24	50	35	10	105	25	45	ID Estimation
Kestrel	1	8	24	40	60	30	-85	95	-110	0.308	0.379	10,40,2	0.313	60,100,3	-	-
	2	8	24	40	60	30	-85	95	-110	0.308	0.379	10,40,2	0.313	60,100,3	-	-
Koula	1 to 7	2	32	25	15	6	300	80	5	0.496	0.412	20,13,3	0.092	72,53,13	-	-
	1, 6 & 7 GC	2	32	11	13	11	295	80	10	0.461	0.498	11,13,11	0.041	66,37,23	-	-
Kingfisher	1001	2	13	50	30	20	-70	65	-65	0.492	0.316	20,15,10	0.147	40,30,22	0.045	200,100,37
	1002	2	13	50	30	20	-70	65	-65	0.492	0.316	20,15,10	0.147	40,30,22	0.045	200,100,37
	1003	2	13	50	30	20	-70	65	-65	0.492	0.316	20,15,10	0.147	40,30,22	0.045	200,100,37
	1004	2	13	50	30	20	-90	65	0	0.291	0.316	50,10,1	0.164	100,30,3	0.229	200,60,12
	1005	2	13	50	30	20	-90	65	0	0.291	0.316	50,10,1	0.164	100,30,3	0.229	200,60,12
	1006	2	13	50	30	20	-90	65	0	0.291	0.316	50,10,1	0.164	100,30,3	0.229	200,60,12
	1007	2	13	50	30	20	-90	65	0	0.291	0.316	50,10,1	0.164	100,30,3	0.229	200,60,12
	1008	2	13	50	30	20	-90	65	0	0.291	0.316	50,10,1	0.164	100,30,3	0.229	200,60,12
	9901	2	13	60	40	20	-70	65	0	0.514	0.243	40,20,2	0.16	90,50,3	0.083	175,100,20
	9902	2	13	60	40	20	-70	65	0	0.514	0.243	40,20,2	0.16	90,50,3	0.083	175,100,20
	9903	2	13	40	20	10	-70	65	0	0.514	0.243	40,20,2	0.16	90,50,3	0.083	175,100,20
	9904	2	13	60	40	20	-90	65	0	0.431	0.372	50,20,1	0.0972	120,40,5	0.1	225,65,10

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Deposit	Domain	Min. Samp.	Max. Samp.	Major Dist.	Semi Major Dist.	Minor Dist.	RM Rotations			c0	c1	Ranges (m)	c2	Ranges (m)	c3	Ranges (m)
							Z	X	Z
	9905	2	13	60	40	20	-90	65	0	0.431	0.372	50,20,1	0.0972	120,40,5	0.1	225,65,10
	9906	2	13	60	40	20	-90	65	0	0.431	0.372	50,20,1	0.0972	120,40,5	0.1	225,65,10
	9907	2	13	40	20	10	-90	65	0	0.431	0.372	50,20,1	0.0972	120,40,5	0.1	225,65,10
	9908	2	13	40	20	10	-90	65	0	0.431	0.372	50,20,1	0.0972	120,40,5	0.1	225,65,10
	99901	2	13	100	60	30	-80	30	-90	0.578	0.258	20,30,3	0.0876	50,35,6	0.0759	100,80,35
	99902	2	13	80	40	20	-80	30	-90	0.578	0.258	20,30,3	0.0876	50,35,6	0.0759	100,80,35
	99903	2	13	50	30	20	-80	30	-90	0.578	0.258	20,30,3	0.0876	50,35,6	0.0759	100,80,35
	99904	2	13	50	30	20	-80	30	-90	0.578	0.258	20,30,3	0.0876	50,35,6	0.0759	100,80,35
	99905	2	13	50	30	20	-80	30	-90	0.578	0.258	20,30,3	0.0876	50,35,6	0.0759	100,80,35
	99906	2	13	50	30	20	-80	30	-90	0.578	0.258	20,30,3	0.0876	50,35,6	0.0759	100,80,35
	99907	2	13	50	30	20	-80	30	-90	0.578	0.258	20,30,3	0.0876	50,35,6	0.0759	100,80,35
	99908	2	13	50	30	20	-80	30	-90	0.578	0.258	20,30,3	0.0876	50,35,6	0.0759	100,80,35
	99909	2	13	50	30	20	-80	30	-90	0.578	0.258	20,30,3	0.0876	50,35,6	0.0759	100,80,35
Sunbird	1 to 19	5	32	30	17	10	280	85	15	0.371	0.458	34,36,13	0.107	72,43,21	-	-
	20	4	32	40	17	10	270	65	15	0.250	0.182	54,20,4	0.29	82,45,17	-	-

Note: ID = inverse distance.

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14.6	Modeling and Estimation

14.6.1	Block Size Selection

Block size was selected principally based on drill hole spacing, number of samples, mineralized domain geometry, and the proposed mining method. KNA was also used to assess the optimum block size based on kriging efficiency (KE) and slope of regression (ZZ) in the domains where variogram models had been established.

In conjunction with the KNA process, the proposed mining method of open pit, and the geometry of the mineralized wireframes are considered for selection of the optimal parent cell size. Parent block sizes are provided in Table 14.4.

Table 14.4 Block Model Parameters by Deposit

Deposit	Axis	Extent (m)		Block size (m)
		Minimum	Maximum
Agouti	Easting	743850	745020	10
	Northing	895550	897370	10
	RL	160	510	5
	Discretization	3 x 3 x 3 (XYZ)
Ancien	Easting	742900	743460	5
	Northing	888200	888800	5
	RL	0	410	5
	Discretization	3 x 3 x 3 (XYZ)
Antenna	Easting	741480	742480	5
	Northing	893850	896750	5
	RL	100	550	5
	Discretization	3 x 3 x 3 (XYZ)
Badior	Easting	742910	743270	5
	Northing	901660	902140	5
	RL	150	420	5
	Discretization	3 x 3 x 3 (XYZ)
Boulder	Easting	743000	744600	10
	Northing	893500	895200	10
	RL	150	550	5
	Discretization	3 x 3 x 3 (XYZ)
Kestrel	Easting	741780	742260	5
	Northing	893550	894150	5
	RL	130	480	5
	Discretization	3 x 3 x 3 (XYZ)
Koula	Easting	742200	743075	5
	Northing	894900	895950	5
	RL	-100	520	5
	Discretization	3 x 3 x 3 (XYZ)
Kingfisher	Easting	743294	744294	5
	Northing	890889	893499	5
	RL	20	440	5
	Discretization	3 x 3 x 3 (XYZ)
Sunbird	Easting	742250	743350	5
	Northing	891750	894000	5
	RL	-200	750	5
	Discretization	3 x 3 x 3 (XYZ)

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14.6.2	Sample Search Parameters

Selections for each parameter were made based on the assessment of maximizing both kriging efficiency and estimate slope of regression statistics, while minimizing the number of negative kriging weights encountered. Selected parameters for each estimation domain are shown in Table 14.3.

14.6.3	Grade Interpolation

The mineralized domain wireframes were used as hard boundaries in grade interpolation. A combination of ordinary kriging (OK) and inverse distance (ID) methods (Table 14.3) was selected for grade interpolation in the mineralized zones. OK was selected for domains with adequate sample data to inform a variogram. It is considered by the QP to be appropriate for this style of deposit.

Estimates were performed on a parent block basis with block discretization (refer to Table 14.4) selected to provide an equal distribution across the parent block in all directions. The search radii used a quadrant search method to improve sample selectivity for each estimate.

An oriented ellipsoid search was used to select data for interpolation. Search ellipsoid orientations were based on orientations derived from variogram analysis. Search ellipsoid parameters were presented in Table 14.3.

A combination of two to three-pass expanding searches was used to complete estimation for gold, based on the variogram ranges. Typically, estimate searches used a first pass search radii ranging from 45–60 m, and second pass search radii ranging from 70–120 m along strike. The minimum number of samples was set to four or six and the maximum number of samples per drill hole was set to three or five samples for both passes, ensuring data from at least two drill holes was used to inform the interpolation. A default grade of 0.01 g/t Au was assigned to unestimated blocks at the Agouti and Boulder deposits. Typically, >85% of the blocks were estimated consistently in the first two passes, and >99% of blocks were populated after three passes.

14.6.4	Bulk Density

There is a total of 9,539 drill core density measurements taken from each of the nine deposits estimated as at June 30, 2025. Core samples varied from 0.1–1 m in length and encompassed all coherent lithologies encountered. Mineralization was assigned the density of the relevant host lithology.

Where insufficient density measurements had been collected for a particular lithotype to support a meaningful statistical analysis (e.g. friable or unconsolidated oxides/alluvial sediments) reference densities were assigned from the AusIMM Field Geologist’s Manual (AusIMM, 2001).

Density values assigned to the block model by lithology are presented in Table 14.5.

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Table 14.5 Density Values by Lithology

Lithology	Density Value (g/cm3)
	Antenna	Ancien	Agouti	Badior	Boulder	Kestrel	Kingfisher	Koula	Sunbird
Basalt (Tholeiitic)	-	2.81	-	2.81	-	2.81	2.81	2.84	2.81
Basalt (Pillow)	-	2.92	2.81	2.89	2.81	2.89	2.89	2.94	2.90
Mafic	3.00	-	-	2.86	-	2.86	2.86	-	2.86
Ultramafic	3.20	-	-	-	-	-	-	2.98	-
Felsic / Rhyolite	2.75	2.68	2.69	2.70	2.67	2.70	2.70	-	2.70
Intermediate	-	2.81	-	-	-	-	2.67	-	2.85
Mylonite	-	2.81	-	-	-	-	-	-	-
Volcaniclastics	2.73	-	-	-	-	-	2.70	-	-
Transitional	2.50	2.50	2.20	2.50	2.20	2.50	2.50	2.50	2.50
Oxide	1.90	1.80	1.80	1.90	1.80	2.00	2.50	1.72	2.20
Overburden	1.90	1.20	1.80	1.80	1.80	1.80	1.80	1.20	1.80

14.7	Model Validation

Initial validation of the block models was undertaken using a variety of methods, including checks for un-estimated mineralization blocks, incorrect or absent assignation of density values, and mineralized blocks or blocks with density values above topography.

The techniques for validation of the estimated tonnes and grades include visual inspection of the model and samples (plan-view, section-view, and in three-dimensions); cross-validation; global estimate validation through the comparison of declustered sample statistics with the average estimated grade per domain; and local estimate validation through the generation of slice validation plots.

14.7.1	Visual Validation

Visual validation was performed on all estimated models, comparing estimated grades from all three estimation methods with the input top cut composite data in cross-section through the entire deposit. Generally, the interpolated grades within the models reflect the input data on which they were based. An example is shown in Figure 14.3 from the Ancien deposit.

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Figure 14.3 Cross-Section of Estimated Gold Grade Block Model vs Top Cut Drill Hole Composites for the Ancien Deposit

43000 E
43100 E
43200 E
43300 E
300 Elev
Au Grade - Top-Cut Composites
0.0 to 0.1 g/t Au
0.1 – 0.2 g/t Au
0.2 – 0.5 g/t Au
0.5 – 1.0 g/t Au
1.0 – 2.0 g/t Au
2.0 – 3.0 g/t Au
3.0 – 5.0 g/t Au
5.0 – 10.0 g/t Au
10.0 – CEILING
Legend
Grade Control Collar
RC Collar
DD Collar
RC w. Diamond Tail Collar
Hole Trace
Pre-Mining Topography
December 2025 Topography
Roxgold SANGO
Société de Fortuna Mining Corp.
Seguela Mine, Côte D'Ivoire
Ancien Top-Cut Comps w. Estimated Sub-Celled Block Model
Cross-Section View, Looking NNE (10°)
21st January 2026
0m
50m

14.7.2	Global Estimation Validation

The comparison was conducted by deposit and then by domain. Generally, there was no significant variation for the selected interpolation method. In general, the differences observed were<5% in grades for all deposits and domains, with some of the more significant variations related to low-grade domains where absolute differences were minor and a result of restricting the spatial impact of higher grades. These variations were not considered as material.

14.7.3	Local Estimation Validation

Slice validation plots of estimated block grades and input sample grades were generated for each of the mineralized domains by easting, northing, and elevation to validate the estimates on a local scale. Validation of the local estimates assessed each model to ensure over-smoothing or conditional bias was not being introduced by the estimation process and an acceptable level of grade variation was present. An example slice (or swath) plot for Sunbird domain 5 is displayed in Figure 14.4. Swath plots were generated for global comparisons mixing all mineralized domains and also separately by domain.

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Figure 14.4 Swath Plot Analysis for Sunbird (Domain 5) and Comparative Log-Probability Plot

Figure prepared by Fortuna, 2025

The slice plots generally display a good correlation. Areas that do not are typically related to where sample numbers are limited, for example at the periphery of the deposit or at depth where the estimates are unclassified or classified as an Inferred Mineral Resource. Based on the swath plot results it was concluded that OK was a suitable interpolation method for domains that had sufficient samples to allow variogram modelling and ID was selected for the remaining mineralized domains, providing reasonable global and local estimates of gold.

14.7.4	Mineral Resource Depletion

A unique identifier is coded into the models by selecting block centroids above the artisanal pit wireframes, with a “MINED” field assigned where blocks assigned a value of “1”, if material remains in situ, and “0” if extracted. This is accounted for in reporting by excluding these blocks.

14.8	Mineral Resource Classification

14.8.1	Geological Continuity

There is sufficient geological information to support a reasonable understanding of the geological continuity at the Séguéla Mine. The geology and structural controls for the deposits are complex and multiple studies involving re-logging of core and re-interpretation of sections

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and three-dimensional models have been undertaken to support the current weathering, geological and mineralized wireframe interpretations.

14.8.2	Data Density and Orientation

The estimates are based on RC and DD holes drilled on a 25 m grid pattern to ensure consistent sample support, except for at the periphery of the deposits where spacing increases to up to 50 m. Operational pits (Ancien, Antenna and Koula) have extensive grade control drilling performed with RC rigs in key mineralized zones at a 10 m grid with an average depth of 36 m. These grade control zones provide the highest data density at each operational pit and, in general, confirm the continuity and tenor of mineralization.

Drilling perpendicular to dip of mineralized structures at Séguéla Mine is the primary accepted methodology for orienting planned holes. In areas where the orientation was not initially understood, drilling was conducted in a scissor pattern until geological continuity was established. The majority of the drill holes in the database intersect mineralization at a reasonable angle as close to orthogonal as is practicable with drilling techniques and interpretation.

Geological confidence and estimation quality are closely related to data density, and this is reflected in the resource classifications.

14.8.3	Data Accuracy and Precision

Analysis of CRMs and blanks for the results of both ALS and BV laboratories indicate acceptable levels of accuracy for gold grades. Duplicate sample analyses indicate significant heterogeneity due to the nuggety gold effect at Séguéla Mine. However, the variable results do not indicate bias and therefore are not regarded to represent a significant risk to the estimates.

14.8.4	Spatial Grade Continuity

For the Séguéla Mine deposits, the variogram nugget variance for gold is between 10–65% of the population variance averaging 40%, demonstrating the variable nature of the mineralization. Ranges, representing the distance over which assays are related, generally vary from 20–60 m, being typical of this style of mineralization.

Confidence in the estimates has been exercised by controlling classification based on search ellipse size, with Mineral Resources only being estimated when the search size used in the block estimates is less than the variogram ranges.

14.8.5	Classification

Mineral Resource classification was applied to the Kingfisher models using classification boundary strings assigned to the block model in a cookie-cutter fashion on a per mineralization lode basis. Mineral Resource classification was applied to all other models (Antenna, A     ncien, Agouti, Badior, Boulder, Koula and Sunbird) using classification wireframes derived from explicit wireframing and assigned to the block model. Strings and classification wireframes define a region of blocks that, on average, meet the criteria presented in Table 14.6.

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Table 14.6 Mineral Resource Classification Criteria by Deposit

Deposit	Resource Category	Search Volume	Drill spacing (XY)	Min. distance to sample	Number of samples
Agouti	Measured	n/a	n/a	n/a	n/a
	Indicated	1	50m	60m	10
	Inferred	2	80m		4
Ancien	Measured	1	GC Drilled Areas
	Indicated	1	30m x 15m	30m	6
	Inferred	2	50m-60m	50m	5
Antenna	Measured	1	GC Drilled Areas
	Indicated	1	30m x 15m	30m	8
	Inferred	2	50m-60m	50m	6
Badior	Measured	n/a	n/a	n/a	n/a
	Indicated	1	25m	30m	8
	Inferred	2	50m	60m	5
Boulder	Measured	n/a	n/a	n/a	n/a
	Indicated	1	50m	60m	10
	Inferred	2	80m		4
Kestrel	Measured	n/a	n/a	n/a	n/a
	Indicated	n/a	n/a	n/a	n/a
	Inferred	2	50m	50m	n/a
Koula	Measured	1	GC Drilled Areas
	Indicated	1	25-30m	30m	10
	Inferred	2	50-60m	50m	6
Kingfisher	Measured	1	n/a	n/a	n/a
	Indicated	1	30m-35m	30m	10
	Inferred	2	50m-60m	50m	6
Sunbird	Measured	n/a	n/a	n/a	n/a
	Indicated	1	25-35m	<30m	10
	Inferred	2	80m	<50m	6

An example of the classification is presented for the Kingfisher deposit in Figure 14.5.

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Figure 14.5 Cross-Section Showing Mineral Resource Classification for Kingfisher

14.9	Mineral Resource Reporting

14.9.1	Reasonable Prospects for Eventual Economic Extraction

Mineral Resources were subject to an optimization process, whereby the in-situ value of each block was calculated using nominated values for: gold price, metal recoveries, mining dilution, mining costs, processing and selling costs. The gold price provided by Fortuna’s Corporate Finance Department is based on the average three-year future financial institution projections and five-year trailing gold price with a 15% upside.

Open Pit

Cut-off grades ranging from 0.64 g/t Au to 0.73 g/t Au were used to generate a theoretical open pit via the Lerchs-Grossmann algorithm within Whittle software.

Parameters used for the cut-off grade determination and pit shell optimization include:

•	Assumed gold price of $2,600/oz.

•	Processing recovery of 93.5%, except Badior where a recovery of 91.5% was applied.

•	Antenna, Ancien and Koula were designed with inter-ramp angles of 24.1° to 38.1° for oxide and overburden materials, 42.9° for transitional material, and 59.6° for fresh material. Agouti, Badior, Boulder, Kestrel, Kingfisher and Sunbird pits were designed with inter-ramp angles of 30.6° to 38.1° for oxide, 42.9° for transitional, and 59.6° for fresh material.

•	Surface mining costs ranging from $3.09/t to $5.74/t based on the pit location relative to the run-of-mine (ROM) pad and average total processing costs (including G&A) of $37.49/t processed.

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•	Selling costs which include:

o	8% royalty on revenue payable when gold price is over $2,000/oz.

o	0.6% NSR payable to Franco Nevada on sale of gold produced.

o	0.5% community development tax.

o	Refining costs of $5.50/oz Au with a payability of 99.9%.

Underground

Drilling has demonstrated that mineralization continues at reasonable widths and elevated grades below the defined pits at the Ancien, Koula, Kingfisher and Sunbird deposits.

The underground potential below these pits was tested at these four deposits using the MSO tool within Datamine.

Parameters used were the same as for open pit except for the below:

•	A 1.89 g/t Au cut-off grade for the Sunbird deposit, 2.32 g/t Au for Koula and Kingfisher, and 2.41 g/t Au cut-off grade for the Ancien deposit based on historical operational costs at the Yaramoko Gold Mine, bench-marked against a first principal cost model exercise completed by Roxgold Sango.

•	Underground mining costs of $84.56/t.

•	1.8 m minimum mining width.

•	Total stope shape minimum mining width of 3.0 m.

•	20m length stopes along strike and 20 m level spacing.

•	10 m minimum mineable stope strike length.

14.9.2	Mineral Resource Statement

Eric Chapman P. Geo. is the QP responsible for the Séguéla Mine Mineral Resource estimate.

Mineral Resources are reported insitu, using the 2014 CIM Definition Standards within an optimized pit shell or underground mineable shape using a gold price of US$2,600/oz. The estimates have an effective date of December 31, 2025.

Mineral Resources are reported exclusive of those Mineral Resources converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Resources are summarized in Table 14.7 on a 100% basis. Fortuna holds a 90% interest in the Séguéla Gold Mine. The remaining 10% interest is held by the State of Côte d’Ivoire.

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Table 14.7 Mineral Resources for the Séguéla Mine

Classification	Mining Method	Deposit	COG (g/t Au)	Tonnes (Mt)	Au (g/t)	Au (koz)
Indicated	Open pit	Antenna	0.65	1.46	1.58	74
		Koula	0.64	0.15	5.33	26
		Ancien	0.73	0.11	4.19	15
		Agouti	0.68	0.06	2.26	4
		Boulder	0.66	0.33	1.47	16
		Sunbird	0.66	0.26	3.12	26
		Badior	0.73	0.06	3.48	7
		Kingfisher	0.66	0.75	1.66	40
		Total	0.64–0.73	3.18	2.03	207
	Underground	Koula	2.32	0.02	3.83	3
		Ancien	2.41	0.47	5.43	82
		Sunbird	1.89	1.48	3.55	169
		Total	1.89–2.41	1.98	4.00	254
	Total Indicated Mineral Resources			5.16	2.78	461
Inferred	Open pit	Antenna	0.65	1.49	1.91	92
		Koula	0.64	0.16	3.61	18
		Ancien	0.73	0.03	4.87	4
		Agouti	0.68	0.16	1.64	8
		Sunbird	0.66	0.09	1.46	4
		Badior	0.73	0.05	5.08	8
		Kestrel	0.66	0.06	1.73	3
		Kingfisher	0.66	4.55	1.82	267
		Total	0.64–0.73	6.58	1.91	403
	Underground	Koula	2.32	0.32	4.70	48
		Ancien	2.41	0.02	3.86	3
		Sunbird	1.89	2.12	3.94	268
		Kingfisher	2.32	0.14	2.98	13
		Total	1.89–2.41	2.59	3.98	332
	Total Inferred Mineral Resources			9.17	2.50	736

Notes to accompany Mineral Resource table:

•	Mr. Eric Chapman, P.Geo., is the Qualified Person responsible for Mineral Resources, and is a full-time employee of Fortuna.

•	Mineral Resources are reported using the 2014 CIM Definition Standards.

•	Mineral Resources are reported insitu, on a 100% basis as of December 31, 2025. Fortuna holds a 90% interest in the Séguéla Gold Mine. The remaining 10% interest is held by the State of Côte d’Ivoire.

•	Mineral Resources planned for mining by open pit are reported from a regularized block model derived from the original sub-blocked model and account for artisanal mining dilution.

•	Mineral Resources are reported exclusive of Mineral Reserves.

•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

•	Mineral Resources are reported on a 100% ownership basis using incremental gold grade cut-offs of 0.65 g/t Au for Antenna, 0.64 g/t Au for Koula, 0.66 g/t Au for Kestrel, Boulder, Sunbird, and Kingfisher, 0.68 g/t Au for Agouti, and 0.73 g/t Au for Ancien and Badior. These are based on an assumed gold price of US$2,600/oz, metallurgical recovery rates of 93.5%, except for Badior at 91.5%,

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surface mining costs ranging from US$3.09/t to US$5.74/t based on the pit’s geographical location in relation to the run-of-mine pad, processing costs of US$21.28/t, general and administrative (G&A) costs of US$16.21/t, and are constrained within preliminary pit shells. Antenna, Ancien and Koula were designed with inter-ramp angles of 24.1° to 38.1° for oxide and overburden materials, 42.9° for transitional material, and 59.6° for fresh material. Agouti, Badior, Boulder, Kestrel, Kingfisher and Sunbird pits were designed with inter-ramp angles of 30.6° to 38.1° for oxide, 42.9° for transitional, and 59.6° for fresh material. Underground Mineral Resources are reported within the optimized stope shapes based on a longhole stoping mining method at cut-off grades of 1.89 g/t Au for Sunbird, 2.32 g/t Au for Koula and Kingfisher, and 2.41 g/t Au for Ancien. The Séguéla Mine is subject to a 10% free carried interest held by the State of Côte d’Ivoire.

•	Totals may not add due to rounding.

Factors that could materially affect the reported Mineral Resources or Mineral Reserves include changes in metal price and foreign exchange assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution, and mining recovery; and assumptions regarding continued ability to access the site, retention of mineral and surface rights titles, maintenance of environmental and other regulatory permits, obtaining Ministerial approval to include underground mining as a mining method; and obtaining approval to update its Environmental and Social Impact Assessment permit to include underground mining; and the social license to operate.

14.10	Comment on Section 14

The QP is of the opinion that the Mineral Resources for the Séguéla Mine, which have been estimated using RC and core drilling data, have been performed to industry best practices, and are reported using the 2014 CIM Definition Standards.

There are no other environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors known to the QP that would materially affect the estimation of Mineral Resources that are not discussed in this Report.

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15	Mineral Reserve Estimates

15.1	Introduction

A structured process was applied to convert Mineral Resources to Mineral Reserves, supported by detailed pit and underground designs, mine scheduling, and economic evaluation. Mineral Resources from seven deposits (Antenna, Ancien, Agouti, Badior, Boulder, Sunbird and Kingfisher) have had modifying factors applied for the estimation of open pit and underground Mineral Reserves. The Sunbird deposit is the only deposit where Mineral Reserves have been estimated for both open pit and underground mining methods.

15.2	Mineral Reserves Estimate

15.2.1	Open Pit

Mineral Resource block models were used to estimate open pit Mineral Reserves with the application of modifying factors. Pit optimizations were carried out targeting Indicated Mineral Resources based on a gold price of $2,300/oz with relevant operating costs taken from the current operation at the Séguéla Mine. A summary of the estimation process is as follows:

•	Pit optimizations were carried out using the Lerchs–Grossmann algorithm within the Whittle software. The ultimate pit shells were selected based on the highest net present value (NPV) strategy. Interim pits were further optimized using the Pushback Optimizer to streamline ore extraction in the early years of the mine life and to maximize overall project NPV.

•	The updated resource block models were verified to ensure the inclusion of appropriate fields to allow the estimation of Mineral Reserves including gold grade, weathering profile, rock type, density values, and resource classification.

•	Open pit optimizations, along with designs, schedules, and cashflow analysis were completed on Indicated Mineral Resources, with Inferred Mineral Resources treated as non-revenue generating waste.

•	Mining dilution and recovery for the open pits were incorporated into the resource models by regularizing the block models to a typical selective mining unit (SMU) size. A uniform block size of 5 × 5 × 5 m was applied across all models except for Agouti and Boulder models which were regularized to 2.5 x 5 x 5 m and 3.5 x 5 x 5 m (X, Y, Z), respectively.

•	Application of cut-off grades as detailed in Section 15.3.

•	Open pits were designed to closely match the ultimate whittle shells, maintain access to all benches and comply with minimum mining widths and the specified geotechnical parameters.

For the larger deposits, including Antenna, Ancien, Koula, Sunbird, and Kingfisher, interim pits were designed to prioritize higher-grade ore and minimize stripping, ensuring the plant feed met quality and quantity requirements.

15.2.1	Underground

Upon validation of the Mineral Resource block models, mining shapes were designed targeting Indicated Mineral Resources only, based on a gold price of $2,300/oz with relevant operating

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costs from first principals and recoveries, as well as mining contractor rates provided by a reputable and experienced mining contractor operating within the region.

The underground Mineral Reserve estimates are based on prefeasibility study (PFS) level work completed by Roxgold Sango and MineGeoTech Pty Ltd. (MineGeoTech), which defined the detailed mine design, planning work, cut-off grades, assessment of economic mine bottom and mine infrastructure requirements. The PFS study concluded that long hole stoping (LHOS) with selective cement rock fill was optimal for Sunbird underground extraction. As at the Report effective date, no underground operating activities had commenced.

The following methodology was used to estimate underground Mineral Reserves:

•	Stope designs targeted only Measured and Indicated Mineral Resources, with Inferred Mineral Resources treated as non-revenue generating waste. Deswik stope shape optimizer (SSO) software was used to define shapes for the mining areas.

•	Stope design geometry was based on geotechnical parameters. The design allowed for a 0.5 m dilution in stoping from both the hanging wall and footwall, where the gold grade is considered 0.0g/t Au.

•	Sublevel spacing of 20 m height was applied. A minimum stoping width of 3.0m, with maximum stope strike length of 30 m.

•	Application of an excavation (including internal and external dilution) on development drive profile of 4.5 m in width by 4.5 m in height.

•	Estimates for external dilution, dilution grade, and mining losses were applied.

•	Stope minimum mining width of 3.0 m with minimum final diluted stope shape width of 4.0 m, final stopes shape width varies as mineralization pinches and swells along strike.

•	Mining recovery of 95% was applied after allowing for mining dilution.

•	Application of cut-off grades as detailed in Section 15.3.

•	Sunbird underground was disconnected from the open pit, this allowed for accurately timing the underground operations with other sources of mineralization with no production interaction.

An integrated open pit and underground schedule was developed and evaluated for economic viability based on the evaluations as described in Section 16.15 and Section 21.

15.2.1	Mineral Reserves Statement

Mineral Reserves are reported at the point of delivery to the process plant using the 2014 CIM Definition Standards, on a 100% basis. Fortuna holds a 90% interest in the Séguéla Gold Mine. The remaining 10% interest is held by the State of Côte d’Ivoire.

The Qualified Person for the estimate is Mr. Raul Espinoza, FAusIMM (CP), a Fortuna employee.

The Mineral Reserves current as at December 31, 2025, are reported in Table 15.1.

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Table 15.1 Mineral Reserves for the Séguéla Mine

Classification	Mining Method	Deposit	Tonnes (Mt)	Au (g/t)	Au (koz)
Proven	n/a	Stockpile	0.63	1.39	28
		Subtotal	0.63	1.39	28
Probable	Open pit	Agouti	0.75	2.61	63
		Ancien	1.12	4.24	152
		Antenna	2.40	2.17	167
		Badior	0.40	4.25	55
		Boulder	0.53	1.88	32
		Kingfisher	3.50	2.28	257
		Koula	0.76	5.35	130
		Sunbird	2.41	3.31	256
		Subtotal	11.87	2.92	1,114
	Underground	Sunbird	3.47	3.60	401
	Subtotal		15.33	3.07	1,515
Proven + Probable Mineral Reserves			15.96	3.01	1,543

Notes to accompany Mineral Reserve table:

•	Mr. Raul Espinoza, FAusIMM (CP), is the Qualified Person responsible for Mineral Reserves, and is a full-time employee of Fortuna.

•	Mineral Reserves are reported using the 2014 CIM Definition Standards.

•	Mineral Reserves are reported in-situ, on a 100% basis as of December 31, 2025. Fortuna holds a 90% interest in the Séguéla Gold Mine. The remaining 10% interest is held by the State of Côte d’Ivoire.

•	Mineral Resources are reported from a regularized block model derived from the original sub-blocked model to account for artisanal mining dilution.

•	Open Pit Mineral Reserves are reported at an incremental gold grade cut-offs of 0.73 g/t Au for Antenna and Koula, 0.74 g/t for Sunbird, 0.75 g/t Au for Boulder and Kingfisher, 0.76 g/t Au for Agouti, and 0.83 g/t Au for Ancien and Badior deposits. These estimates are based on a gold price of $2,300/oz, metallurgical recovery rates of 93.5% (except for Badior at 91.5%), ex-pit mining costs ranging from $3.09/t to $5.74/t, haul incremental ranging from $3.62/t to $10.06/t based on the pit’s geographical location in relation to the ROM Pad, processing costs of $21.28/t, general and administrative (G&A) costs of $16.21/t, and sustaining capital of $4.37/t.

•	Underground Mineral Reserves are reported at breakeven cut-off grade of 2.14 g/t Au. The estimate is based on a gold price of $2,300/oz, metallurgical recovery of 93.5%, processing costs of $21.82/t and G&A costs of $23.34/t, Underground mining recovery is estimated at 95% and 100% for sill drifts. A mining dilution factor of 10% has been applied for sill drifts, and a 0.5m dilution skin applied to underground stopes.

•	Totals may not add due to rounding.

Factors which may affect the Mineral Reserve estimates include:

•	Metal price and exchange rate assumptions.

•	Changes to metallurgical recovery assumptions.

•	Changes to the input assumptions used to derive the mineable shapes applicable to the open pit mining methods used to constrain the estimates.

•	Changes to the forecast dilution and mining recovery assumptions.

•	Changes to the cut-off grades applied to the estimates.

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•	Variations in geotechnical, hydrogeological and mining method assumptions.

•	Obtaining Ministerial approval to include underground mining as a mining method.

•	Obtaining approval to update its Environmental and Social Impact Assessment permit to include underground mining; and the social license to operate.

15.3	Cut-off Grade Determination

15.3.1	Open Pit

The cut-off grades include the breakeven cut-off grade and incremental cut-off grade. The breakeven cut-off grade was the grade at which all of the costs were equal to the revenue (Hall, 2014). It incorporated mining, processing, refining, selling, general and administrative costs, sustaining capital costs, as well as metallurgical recovery.

The incremental cut-off grades were estimated exclusive of mining costs. This cut-off incorporated processing, refining, selling, general and administrative costs, sustaining capital costs, as well as metallurgical recovery.

All material within the ultimate pit design developed using all cost components included in the breakeven cut-off grade were assumed to be mined, regardless of their grade. In practice, higher-grade material above the breakeven cut-off grade will cover the mining costs associated with the lower-grade and waste material contained in the ultimate pit design. Therefore, the incremental cut-off grade, which accounted for all downstream processing, other site operating costs and sustaining capital costs, was applied to determine whether each mined block should be sent to the waste dump or to the ROM pad for processing.

The variation in cut-off grade values across the eight pits was primarily driven by differences in ore differential for each pit. Ore differential refers to the cost difference between mining and hauling ore versus waste. The most significant factor contributing to these differences was the variation in haul distances required to transport mineralized material to the ROM pad.

Table 15.2 details the cost and revenue parameters used to estimate the cut-off grade for each open pit.

Table 15.2 Open Pit Cut-off Grade Inputs

Factor	Unit	Assumption
Gold Price	$/ oz	2,300
Royalty and community tax	%	9.1
Gold Payability	%	99.9
Refining and Selling Cost	$/ oz	5.50
Mill Recovery	%	93.5
Milling Cost	$/ t ore	21.28
G&A Cost	$/ t ore	16.21
Sustaining Capital Cost	$/ t ore	4.37
ROM Loader Cost	$/ t ore	0.54
Grade Control Cost	$/ t ore	0.80
Ore Differential by Deposit:
Antenna	$/ t ore	0.67
Agouti	$/ t ore	2.58
Ancien	$/ t ore	6.70

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Boulder	$/ t ore	1.76
Koula	$/ t ore	0.26
Badior	$/ t ore	5.48
Sunbird	$/ t ore	1.18
Kingfisher	$/ t ore	1.51

The cut-off grade for each deposit was calculated by applying the economic parameters above and using the formula below:

The resultant open pit break-even (BECOG) and incremental (ICOG) cut-off grade estimated for each deposit is shown in Table 15.3.

Table 15.3 Estimated Open Pit Cut-Off Grade by Deposit

Pit	BECOG (g/t)	ICOG (g/t)
Agouti	1.39	0.76
Ancien	1.22	0.83
Antenna	1.10	0.73
Badior	1.39	0.83
Boulder	1.32	0.75
Koula	1.19	0.73
Kingfisher	1.56	0.75
Sunbird	1.87	0.74

15.3.2	Underground

Underground economically extractable material was defined by comparing the cash flow which would be produced by processing material or by mining it as waste. If the cash flow from processing material was higher, the material was treated as ore. If not, the material was treated as waste.

The grade of mineralization that produced revenues that equaled the total cost of mining and processing was determined by:

The final cut-off grade was based on the mining costs and mining rate derived from the production schedule, note that the costs in the initial cut-off grade differ from the final costs in the finial cut-off grade calculation due to the iterative nature of the mine design process as shown in Table 15.4.

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Table 15.4 Underground Cut-Off Grade Estimation – First Principles

Input Parameters	Unit	Break- Even COG	Incremental COG
Gold Price	$/oz	2,300	2,300
Government Royalty	%	8.00	8.00
Third Party Royalty and community tax	%	1.10	1.10
Payability	%	99.90	99.90
Refining Cost	%	0.24	0.24
Metallurgical Recovery	%	93.50	93.50
Mine Overheads Fixed Costs	$/t ore	55.18	-
Operating Development Costs	$/t ore	12.87	12.87
Stopping Costs	$/t ore	16.52	16.52
Mining Capital Development Costs	$/t ore	-	-
Total Mining Costs	$/t ore	84.56	29.38
Processing Fixed Costs	$/t ore	7.22	7.22
Processing Variable Costs	$/t ore	14.60	14.60
Sustaining Capital Cost	$/t ore	4.37	4.37
Administration On Site Fixed Cost	$/t ore	0.00	0.00
Administration On Site Variable Cost	$/t ore	16.21	16.21
Administration Off Site Cost	$/t ore	7.13	7.13
Total Cost	$/t ore	134.09	64.56
Cut-Off Grade (COG)	g/t Au	2.14	1.03

15.4	Comments on Section 15

Mineral Reserves are reported using the 2014 CIM Definition Standards.

Mineral Reserves assume open pit mining methods for all deposits, except Sunbird, which is planned using a combination of open pit and underground mining. In the opinion of the QP, the Mineral Reserves have been appropriately reported, incorporating reasonable mining recovery and dilution factors, as well as a cut-off grade derived from contractor mining costs, actual processing and smelting costs, government royalty, metallurgical recoveries achieved over the past 12 months, and long-term metal price forecasts based on market consensus.

There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Reserves that are not discussed in this Report.

The only outstanding considerations relate to the permitting requirements for underground mining. These include obtaining Ministerial approval to incorporate underground mining as an authorized extraction method, securing approval for the corresponding update to the Environmental and Social Impact Assessment to include underground operations, and maintaining the social license to operate. No additional factors are known at this time that would materially impact the Mineral Reserve estimate.

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16	Mining Methods

16.1	Introduction

The mine plan is based on conventional open pit mining, along with underground mining of the Sunbird deposit based on a combination of LHOS and long hole open stoping with selective cement rock fill (LHOS-CRF). Open-pit activities are conducted under a contract mining model arrangement with future underground operations to be based on an Owner mining model.

The mine plan is based on a mill throughput of 1.75 Mtpa. The LOMP feed grade has been optimized by staging the open pits to bring higher-grade material earlier in the mine life while maintaining an appropriate blend of oxide, transitional and fresh feed material. From 2028 onward, higher-grade underground ore will supplement the lower-grade open pit feed until the pits are fully depleted, which is projected to be in 2034.

The integrated life-of-mine schedule is based on Mineral Reserves with an overall mine life estimated at nine years from December 31, 2025. Following open pit depletion, the underground operation will continue for an additional year, during which time mill throughput will be reduced to 0.4 Mtpa.

Open pit drill and blasting estimates are based on the past two years of production experience at the Séguéla Mine. Blasting has been planned for all material types regardless of the weathering profile. Bench heights follow current practice of 10 m, with 5 m blast depth in ore blocks and 10 m blast depth in waste blocks. Waste blocks adjacent to mineralized zones are also blasted to 5 m depth configuration and mined in 2.5 m flitches.

For the open pits, mining costs and equipment selection are based on a contract mining model for the entire life of mine; no transition to an owner mining model scenario has been considered at this stage. Current contractor rates for Mota-Engil have been applied across all deposits with rise and fall adjustments applied as per the contract terms. The ore mining cost profile is largely influenced by the haul distances from each pit to the ROM pad. A significant increase in costs is expected following the depletion of two of the hub deposits, Antenna and Koula.

Open pit fleet requirements to execute the LOMP include two 200 t excavators, one 120 t excavator, two 100 t excavators, two 80 t excavators and one 50 t excavator, along with 22 90 t haul trucks. Annual mining production ranges from 20 Mtpa to a peak of 31 Mtpa. The average annual mining production is 29.8 Mtpa, with the maximum rate realized in 2026, driven by high stripping in the Sunbird, Ancien, and Koula pits. The integrated LOMP schedule is based on a maximum of four active open pits per year, optimized to minimize equipment movement between pit areas.

For the hub deposits (Figure 16.1), ore is hauled directly to the ROM pad from the benches using mining trucks. In the more distant pits, Ancien and Badior, ore is hauled to an ex-pit stockpile and later rehandled to the ROM pad using rigid tipper trucks. The mining contractor then reclaims the ore from the various ROM fingers using a front-end loader, following a pre-determined feed plan to maintain the planned feed grade.

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Figure 16.1: Séguéla Open Pit and Underground Mining Area Layout

738000
740000
742000
744000
746000
748000
902000
900000
898000
896000
894000
892000
890000
888000
BADIOR
TIEMA VILLAGE
AGOUTI
KOULA
ANTENNA
BOULDER
SUNBIRD
KINGFISHER
KUEGO VILLAGE
ANCIEN

SEGUELA LAYOUT

LEGEND

TSF	Open Pits	11
Camp	Haul Roads	Diversion Channel
Solar Farm	Wire Fence	Community roads
Water Storage Pond	Proposed Public Road	Sunbird UG
Waste Dumps	90 KVA Power Line	Contours

N

0 1,000 2,000 3,000 m

DATUM: WGS84, UTM 29N

DRAWN: February, 2026

Roxgold SANGO

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16.2	Open Pit Mining Methods

Mining operations are currently carried out using a conventional open-pit mining method. The Antenna, Ancien, Koula, and Sunbird deposits as at the effective date of this Report are being mined using this method, with Agouti, Badior, Boulder, and Kingfisher planned to be mined, through a mining contractor responsible for drilling, blasting, loading, and hauling activities in accordance with the mine plan established by Roxgold Sango.

16.3	Open Pit Geotechnical Design

Roxgold Sango commissioned third-party consultants Entech to undertake a geotechnical assessment (Entech, 2021). The study evaluated the potential for slope instabilities and prepared slope design parameter recommendations for the proposed open pit mining at the Agouti, Ancien, Antenna, Boulder, and Koula deposits.

In 2023, third-party consultants MineGeoTech completed a geotechnical assessment (MineGeoTech, 2023) for the Sunbird pit to determine design parameters for pit optimization and design processes.

Since 2024, all pit designs parameters have been optimized by the Roxgold S      ango geotechnical team and reviewed by the geotechnical QP. The proposed Badior and Kingfisher open pits are based on design parameters developed in-house. Third party reviews of open pit performance and design parameters are planned to be conducted on an annual basis commencing in 2026.

16.3.1	Data Confidence

In, 2021, a dedicated geotechnical drilling program was designed by Entech to investigate local ground conditions. A geotechnical material property testing program was designed to capture information pertinent to characterize and understand the mechanical behavior of the different materials expected to be encountered.

For the Sunbird deposit a drilling program was designed in 2023 by MineGeoTech to investigate material characteristics specific to the deposit. A geotechnical material property testing program was completed to capture information pertinent to characterizing and understanding the rock mass being supported by completion of kinematic and numerical analysis to provide bench configuration and assessment of overall stability, respectively.

A total of 35 dedicated geotechnical DD holes and 30 historical DD holes, located in the vicinity of the Agouti, Ancien, Antenna, Boulder, Koula and Sunbird pit walls, and totaling ~9,213 m, were used for the collection of detailed geotechnical data, including rock mass and structure characterization, and oriented structural data.

In 2024 and 2025, a total of 19 additional geotechnical drillholes (approximately 2,500 m) were dedicated to assist with designing new open pit parameters along with the resource drillholes with basic geotechnical parameters such as rock quality designation and recovery (number of resource drillholes per pits is listed in Table 10.3). The dedicated geotechnical drillholes were allocated to the following open pits:

•	5 for Badior.

•	11 for Kingfisher.

•	3 for Sunbird.

Samples were selected from the drill core of the dedicated geotechnical drill holes for material properties testing including particle size distribution, Atterberg limits, consolidated undrained

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triaxial strength, uniaxial compressive strength, uniaxial tensile strength, elastic constant (Young’s Modulus and Poisson’s Ratio), and Hoek triaxial and direct shear tests.

The extent of drill hole and material properties testing coverage is considered sufficient to undertake geotechnical assessments.

16.3.2	Ground Conditions

The depth to the base of oxidation in proximity to the pit walls is, on average, approximately 8 m at Agouti, 28 m at Ancien, 9 m at Antenna, 8 m at Boulder, 7 m at Koula, 25 m at Kestrel, 10 m at Kingfisher, 15 m at Badior and 15 m at Sunbird.

The depth to the top of fresh rock in proximity to the pit walls is, on average, approximately 11 m at Agouti, 30 m at Ancien, 18 m at Antenna, 17 m at Boulder, 22 m at Koula, 30 m at Kestrel, 15 m at Kingfisher, 20 m at Badior and 30 m at Sunbird. Entech and MineGeoTech used the top of fresh rock for deriving slope design parameter limits in fresh rock following discussions with Roxgold Sango.

According to Bieniawski’s rock mass rating89 (RMR), the major rock types encountered at each deposit can be summarized as follows in fresh rock:

•	Agouti: Good rock.

•	Ancien: Good to very good rock.

•	Antenna: Good rock.

•	Badior: Good rock.

•	Boulder: Good rock.

•	Kestrel: Good rock.

•	Kingfisher: Good rock.

•	Koula: Good rock.

•	Sunbird: Good rock.

16.3.3	Slope Design Analysis

Slope design modelling and analysis was undertaken, including kinematic, spill berm width, and limit equilibrium slope stability, to develop the slope design parameter recommendations.

Entech adopted the slope design acceptance criteria outlined in Read and Stacey (2009). A pragmatic approach to slope design was adopted and implemented on a case-by-case basis, which, at times relied on scheduling to complete mining activities at a faster rate where exposure to high risk and deep sections of the pits occurs. Given the phased approach to the mining sequence with each phase being mined in a relatively short period of time, slope design is largely in accordance with slope design acceptance criteria and tailored to the upper limits of the slope design criteria. Since implementation of the slope designs, the upper limit has been maintained, however using single bench configuration only. Slope designs were optimized/revised with the Roxgold Sango geotechnical team, with slope angles remaining mostly unchanged for transition and fresh rock material, but were decreased for transported and oxide materials.

The kinematic analysis indicated that batter-scale failures (planar, wedge and toppling) are possible and ground control issues at the bench scale (including crest loss and localized slips and failures) can be expected. Bench-scale failures have been managed, proactively, and multi-

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bench scale failures have been rare (one such failure in three years of operations with three active pits at Ancien, Antenna, and Koula).

The limit equilibrium slope stability analysis indicated that slope instability at an inter-ramp or overall scale is unlikely within the design and has not occurred.

Geotechnical input parameters for intact rock and rock mass strength were developed based on information gathered from the geotechnical logging and material properties testing programs, as well as Entech’s judgement used in conjunction with experience in similar settings and review of similar geotechnical engineering literature.

An observational design approach was taken where regular review of bench-scale performance is undertaken and adjusted as necessary by the in-house geotechnical team with corporate support.

16.3.4	Slope Design Parameters

The slope design elements, geometries and terminology used for analysis and design are provided in Figure 16.2.

Figure 16.2 Pit Slope Design Elements, Geometries and Terminology

Figure source from Read & Stacey (2009)

Table 16.1 to Table 16.9 detail the revised slope design parameter recommendations for each deposit. The revised slope design parameters were changed by the Roxgold Sango geotechnical team and reviewed by the geotechnical QP. Transported and oxide material slope angles were decreased while transitional and fresh rock slope angles remained similar compared to the original design (with single bench configuration instead of double bench heights).

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Table 16.1 Slope Design Parameter Recommendations for Agouti

Material	Bench Height (m)	Bench Face Angle (deg)	Spill Berm Width (m)	Inter-Ramp Angle (deg)
Overburden/Transported	5	50	5	34.8
Oxide/Saprolite/Transition Oxide	5	60	3.5	38.1
Transition Fresh/Saprock	10	60	5	42.9
Fresh	10	85	5	59.6

Table 16.2 Slope Design Parameter Recommendations for Ancien

Material	Bench Height (m)	Bench Face Angle (deg)	Spill Berm Width (m)	Inter-Ramp Angle (deg)
Overburden/Transported	5	30	2.5	24.1
Oxide/Saprolite/Transition Oxide	5	50	3.5	33.0
Transition Fresh/Saprock	10	60	5	42.9
Fresh	10	85	5	59.6

Table 16.3 Slope Design Parameter Recommendations for Antenna

Material	Bench Height (m)	Bench Face Angle (deg)	Spill Berm Width (m)	Inter-Ramp Angle (deg)
Overburden/Transported	5	30	2.5	24.1
Oxide/Saprolite/Transition Oxide	5	50	3.5	33.0
Transition Fresh/Saprock	10	60	5	42.9
Fresh	10	85	5	59.6

Table 16.4 Slope Design Parameter Recommendations for Badior

Material	Bench Height (m)	Bench Face Angle (deg)	Spill Berm Width (m)	Inter-Ramp Angle (deg)
Overburden/Transported	5	50	5	34.8
Oxide/Saprolite/Transition Oxide	10	55	6	37.6
Transition Fresh/Saprock	10	60	5	42.9
Fresh	10	85	5	59.6

Table 16.5 Slope Design Parameter Recommendations for Boulder

Material	Bench Height (m)	Bench Face Angle (deg)	Spill Berm Width (m)	Inter-Ramp Angle (deg)
Overburden/Transported	5	50	5	34.8
Oxide/Saprolite/Transition Oxide	5	60	6	38.1
Transition Fresh/Saprock	10	60	5	42.9
Fresh	10	85	5	59.6

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Table 16.6 Slope Design Parameter Recommendations for Kestrel

Material	Bench Height (m)	Bench Face Angle (deg)	Spill Berm Width (m)	Inter-Ramp Angle (deg)
Overburden/Transported	5	50	5	34.8
Oxide/Saprolite/Transition Oxide	5	60	6	38.1
Transition Fresh/Saprock	10	60	5	42.9
Fresh	10	85	5	59.6

Table 16.7 Slope Design Parameter Recommendations for Kingfisher

Material	Bench Height (m)	Bench Face Angle (deg)	Spill Berm Width (m)	Inter-Ramp Angle (deg)
Overburden/Transported	10	40	5	30.6
Oxide/Saprolite/Transition Oxide	10	40	5	30.6
Transition Fresh/Saprock	10	60	5	42.9
Fresh	10	85	5	59.6

Table 16.8 Slope Design Parameter Recommendations for Koula

Material	Bench Height (m)	Bench Face Angle (deg)	Spill Berm Width (m)	Inter-Ramp Angle (deg)
Overburden/Transported	5	30	2.5	24.1
Oxide/Saprolite/Transition Oxide	5	60	6	38.1
Transition Fresh/Saprock	10	60	5	42.9
Fresh	10	85	5	59.6

Table 16.9 Slope Design Parameter Recommendations for Sunbird

Material	Bench Height (m)	Bench Face Angle (deg)	Spill Berm Width (m)	Inter-Ramp Angle (deg)
Overburden/Transported	5	50	5	34.8
Oxide/Saprolite/Transition Oxide	5	60	6	38.1
Transition Fresh/Saprock	10	60	5	42.9
Fresh	10	85	5	59.6

The slope design parameter recommendations were based on the following:

•	Best practice management of surface water runoff.

•	Dewatered pit floors with a good downward gradient.

•	Monitoring of ground water drawdown within wall limits through the application of monitoring bores equipped with vibrating wire piezometers.

•	Implementation of a thorough ground control management plan with provision for:

o	Good wall blasting practices with free-faced trim and buffer blasts.

o	Sound wall scaling practices.

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o	Appropriate, fit for purpose and routine monitoring of walls.

o	Daily inspections.

o	Ongoing collection of geotechnical data (i.e. mapping) and wall performance metrics.

o	Regular geotechnical review.

•	If the slope design parameters are not being achieved, including spill berm widths and toe checks, then drill and blast practices and/or spill berm widths must be reviewed.

Operations improved pit slope monitoring systems with a geotechnical monitoring station by Groundprobe. This is a portable system deployed for real-time monitoring whenever there is a portion of wall that needs to be monitored for a specific pit.

16.4	Open Pit Hydrogeology

An initial hydrogeological study was conducted in 2019 to characterize the groundwater regime. Subsequently, a preliminary desktop assessment was undertaken in 2020 to review all available information, assess groundwater conditions and develop a conceptual model of the site and surrounding areas. Following this a site investigation was designed to improve knowledge regarding groundwater resources and provide estimates of potential pit dewatering estimates and impacts across the site. This drilling and aquifer testing investigation was conducted from July to September 2020, targeting discrete geological structures and specific lithologies at the Antenna deposit.

A total of nine bores were installed and pump tested to gain aquifer parameter information. A number of findings were made including that depth to the static water varies from 2.95 to 6.59 m below ground level, pit dewatering is required at the Antenna deposit, and that groundwater flow from the south to the north generally follows the topography at the Antenna deposit. Analyses of the aquifer test data by the Cooper and Jacob (Cooper-Jacob, 1946) method show transmissivities ranging from 2.2 m2/day to 384.2 m2/day, which are consistent with fractured rock permeability. These results were used to construct a numerical model to estimate pit inflow rates, which range from 0.0 to 134.7 m3/hr for the Antenna deposit depending on the stage of the mining schedule. To date the maximum Antenna dewatering rate occurred during November, 2023 at 220 m3/hr and the minimum dewatering rate during the dry season has been about 44 m3/hr. The average dewatering rate over the last two years of operation has been approximately 70 m3/hr for the main Antenna pit. Additionally, numerical modelling results show a cumulative dewatering drawdown impact around the deposits may occur up to approximately 15 km by 8 km in lateral extent. The results and aquifer parameters gained from the program were extrapolated to inform a high-level hydrogeological evaluation across the site.

Water samples collected in March 2020 show water quality is generally better than the directives set by the European Union/Organization Management Service (EU/OMS) standards, except for turbidity and total iron which exceed these standards. Fourteen water samples collected in August 2020 show elevated selenium levels in all of the bores, with lead levels elevated in five bores. Results show elevated cadmium in two bores.

Another drilling and testing hydrogeological site investigation was conducted from December 2020 to March 2021, in order to advance groundwater knowledge, refine and improve numerical model simulations and predictions. This investigation was designed using information collected and evaluated from the drilling investigation conducted earlier in 2020 to inform the groundwater assessment. Drilling and testing for this program was undertaken

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at the Agouti, Ancien, Antenna and Boulder deposits, where a total of 13 pumping and monitoring bores were drilled and constructed and used in the subsequent aquifer test program. Mining at Agouti and Boulder pits has not commenced to date. However, operational data from Ancien pit correlates well with the groundwater model. The Ancien pit had a peak dewatering rate of 135 m3/hr in September, 2025 and the average dewatering rate from this pit has been approximately 44 m3/hr over the last two years of operation. The data collected from this program was assessed and analyzed for incorporation into an updated and refined groundwater numerical model and used in estimating groundwater resources and possible environmental impacts.

In February 2025, the most recent hydrogeological study was conducted by Australasian Groundwater & Environmental Consultants (AGE Consultants, 2025) to analytically assess the potential groundwater inflows and impacts at Badior, and Kestrel open pits and the Sunbird underground mine. An open pit hydrogeological assessment was completed in three stages, namely a data review and gap analysis, update of the conceptual model and an open pit(s) impact assessment, while Sunbird underground hydrogeological assessment involved the preparation of underground analytical ground water modelling.

The study estimated the open pits assumed no diversion ditches at the surface and the estimated higher end flows are conservative:

•	Badior open pit: 22 m3/hr to 169 m3/hr.

•	Kestrel open pit: 10 m3/hr to 50 m3/hr.

•	Sunbird open pit: 64 m3/hr to 518 m3/hr.

Excavating diversion ditches above the new pits listed above will decrease the pit inflows considerably as per best practices.

Underground inflow rates were estimated based on the following material types:

•	Saprolite: 0 to 2.3 m3/hr/100 m.

•	Transitional zone: 56 m3/hr/100 m to 132 m3/hr/100 m.

•	Fresh rock: 1.9 m3/hr/100 m to 25 m3/hr/100 m.

The Kingfisher hydrogeological study was also conducted in 2025, and this involved the drilling of five monitoring boreholes and two production boreholes. Drilling and field testing of hydrogeological wells was completed by Foraco. A comprehensive hydrogeological study for Kingfisher was conducted in 2025 (EDO C&C, 2025). The study revealed the presence of groundwater at the Kingfisher deposit with a pH between 6.5 and 8.5, suitable for human consumption as its quality is compliant with World Health Organization (WHO) drinking water standards. It also estimated the highest dewatering rates of around 216 m3/hr during wet season to sustain mining production in the pit and proposed the diversion ditches around the pit crest to decrease the estimated maximum potential dewatering rate by at about half at approximately 100 m3/hr.

16.5	Open Pit Optimizations

Pit optimizations were carried out using the Lerchs–Grossmann algorithm within Whittle software. Constraints applied in pit optimization include throughput of 1.7 Mtpa and a mining rate ranging from 3 Mtpa up to 18 Mtpa depending on the deposit size. Other parameters used for optimization are presented in Section 16.5.2.

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16.5.1	Block Model

Block models were provided in Datamine format. The Antenna, Ancien, Koula, and Sunbird block models were regularized to 5 x 5 x 5 m dimensions; the Agouti and Boulder block models were regularized to 5 x 5 x 2.5 m dimensions. The block model regularization was used to represent mining dilution and mining recovery inherent within the block model tonnes and grade.

Prior to conducting pit optimizations, other modifications were applied to the block models including:

•	Material types: Material types were coded into the block model based on the weathering profile and resource classification.

•	Rock types: Rock types were coded according to the weathering profile to account for variations in drill and blast requirements.

•	Costs: Sustaining capital and operating costs were incorporated into the block model. Sustaining capital included allocations for the TSF, equipment purchase, construction and expansion projects while operating costs covered mining, processing, selling, and general and administrative expenses.

•	Mining cost adjustment factor (MCAF): MCAF attribute was added to the block model, with values estimated based on the cost of mining each block. The MCAF accounts for cost variations associated with bench advance and increased drill and blast costs due to increased rock hardness with depth.

•	Revenue: Block value was estimated using metallurgical recoveries and the forecast long term gold price, net of CDI royalties.

•	Geotechnical parameters: Geotechnical domains were coded based on the weathering profile, number of ramp passes, and bench stack height applicable to each geotechnical domain.

16.5.2	Optimization Parameters

Financial Inputs and Selling Costs

Financial parameters applied in the pit optimization other than operating and sustaining capital cost include the metal price, CDI royalty, discount rate, gold payability (purity), and refining and selling charges.

Table 16.10 shows the financial parameters applied in the pit optimization.

Table 16.10 Financial Parameters and Selling Costs Applied Inpit Optimization

Input	Unit	Value
Discount Rate	%	5.0
Reserve Gold price	US$/oz	2,300
Resource Gold price	US$/oz	2,600
Royalty + Community tax	% Revenue	9.1
Refining and selling costs	US$/oz	5.5
Payability	%	99.9

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Mining Costs

Mining costs for five of the pits (Agouti, Ancien, Antenna, Boulder, and Koula), were based on the contractual rates specified in the existing mining contract with Mota-Engil. For the remaining pits (Badior, Kestrel, Kingfisher, and Sunbird), which are not included in the current contract, costs were derived from recent rate submissions provided by the incumbent contractor through the request for quotation (RFQ) process initiated by Roxgold Sango. With the exception of the latest 2025 submission for Kingfisher, all costs were adjusted using a rise and fall factor in accordance with the current contract terms.

The estimated mining costs aligned well with the actual costs recorded in the operating pits (Ancien, Antenna, and Koula) over the past 12 months. A detailed breakdown of the estimated mining costs and associated incremental load and haul costs used for pit optimization is presented in Table 16.11.

Table 16.11 Mining Parameter Costs Applied In Pit Optimization

Category	UoM	Agouti	Ancien	Antenna	Badior	Boulder	Kingfisher	Koula	Sunbird
Reference Level	mRL	360	350	335	405	370	430	435	435
Contractor overheads	$/bcm	0.67	0.67	0.67	0.67	0.67	0.67	0.67	0.67
Drill and Blast Cost (Ox)	$/bcm	1.78	1.78	1.78	1.78	1.78	1.78	1.78	1.78
Drill and Blast Cost (Tr)	$/bcm	2.06	2.06	2.06	2.06	2.06	2.06	2.06	2.06
Drill and Blast Cost (Fr)	$/bcm	2.82	2.82	2.82	2.82	2.82	2.82	2.82	2.82
Rise and Fall	$/bcm	1.22	1.22	1.22	1.22	1.22	0.0	1.22	1.22
Diesel	$/bcm	1.36	1.36	1.36	1.36	1.36	1.36	1.36	1.36
Reference Mining Cost	$/bcm	7.53	7.39	8.06	8.43	6.94	7.79	8.37	8.37
Incremental Load and Haul Costs above Reference Level		0.055	0.07	0.055	0	0.07	0.018	0.081	0.081
Incremental Load and Haul Costs below Reference Level		0.089	0.067	0.071	0.146	0.07	0.056	0.075	0.075

Processing Costs

The processing cost used for the pit optimization included sustaining capital, processing and reagent costs, crusher feed costs, general and administrative expenses, owner mining costs and ore differential costs. Ore differential costs represent the additional expense incurred when mining a block as mineralized material rather than waste, and has been estimated to include grade control costs, incremental haulage to the ROM pad, and the additional drill and blast requirements associated with mining mineralized material.

A detailed breakdown of the processing cost estimation is provided in Table 16.12. The estimated processing costs range from $45.89/t to $51.91/t, with the variation primarily driven by the geographical location of each pit relative to the ROM pad.

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Table 16.12 Processing Costs Applied in Pit Optimization

Input	Unit	Value
Processing cost	US$/t ROM	21.28
Sustaining capital costs	US$/t ROM	4.37
General and administrative costs	US$/t ROM	16.21
Grade control costs	US$/t ROM	0.80
Crusher feed costs	US$/t ROM	0.54
Ore differential	US$/t ROM	0.67 – 6.7
Mining owner costs	US$/t ROM	2.02

Processing Recovery

The metallurgical recovery of 93.5% was applied in the pit optimizations based on the global recovery achieved at the Séguéla Mine over the past 12 months of production. This recovery is generally consistent with the results of previous metallurgical testwork, with the exception of Badior, which was assigned a recovery of 91.5% based on 24-hour leach test work conducted by ALS in 2024.

No recovery variations were applied across the oxide, transition, or fresh zones, as the metallurgical response showed no significant dependence on the degree of weathering for any of the pits.

Overall Slope Angles

The overall slope angles applied incorporated the following:

•	Geotechnical batter and berm parameters for each weathering domain, as outlined in Section 16.3 of this Report.

•	Vertical depth of geotechnical domain.

•	Ramp width and number of ramp passes within each geotechnical domain.

Table 16.13 shows the overall slope angles (by zone) applied in the pit optimization for each deposit.

Table 16.13 Overall Slope Angles Applied in the Pit Optimizations

Weathering	Antenna	Agouti	Ancien	Boulder	Koula	Badior	Sunbird	Kingfisher
Overburden	30	34.4–50.0	40	39.5–44.8	26.8	48.01	42.3	40.0
Oxide	38.5	34.4–50.0	33.8–34.7	39.5–44.8	39.2–40.7	48.01	42.3	39.4–44.1
Transitional	22.6 –53.4	33.6–60.0	34.6–50.4	41.2–56.3	39.2–40.7	40.8–53.4	36.7–55.0	39.4–44.1
Fresh	45.3–55.8	42.4	44.4–45.1	42.4–55.1	43.9–48.5	38.2–47.6	41.2–49.6	49.1–55.3

16.5.3	Ultimate Pit Shell Selection

The ultimate pit shells were selected based on the highest NPV strategy. The optimal pit shells corresponded to revenue factors ranging from 0.96 to 0.99. Interim pits were further refined using the Pushback Optimiser to improve ore extraction during the early years of the mine life and to maximise the overall project NPV.

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16.6	Open Pit Mine Design

16.6.1	Open Pit Design

Detailed pit stage designs were prepared based on the results of the pit optimizations and incorporating appropriate wall angles, geotechnical berms, minimum mining widths, and access ramps with sufficient width for the equipment selected. With the exception of the Agouti and Boulder pits, all pits were designed with a two-lane ramp configuration, transitioning to a single lane configuration on the final benches approaching the pit bottom.

The overall pit designs aligned closely with the Whittle optimization shells used to guide the designs. While there were notable variations at a local scale particularly in the smaller deposits such as Agouti and Boulder, these differences were minor and reflected practical design considerations related to access, geotechnical constraints, and mining efficiency. The final pit designs remain within the threshold of 10% variance from the corresponding Whittle shells in terms of total material mined, ore tonnage, mined grade, contained ounces, revenue, and gross value.

16.6.2	Open Pit Design Parameters

The geotechnical parameters applied to the pit designs include batter face angles, berm widths, and overall slope angles.

Pit ramps were designed with the following characteristics:

•	Dual lane ramps are a total of 24.8 m wide, including 19.5 m distance for safe passing of two of the selected CAT 777E haul trucks, a 4.8 m wide bund, and a 0.5 m drain width.

•	Single lane ramps are a total of 15.0 m wide, including 9.7 m distance for sufficient room for a single CAT 777E haul truck, a 4.8 m wide bund, and a 0.5 m drain width.

•	Gradient of 1:10 for all dual lane ramps.

•	Gradient of 1:9 for single lane ramps for the final 40 vertical meters of each ultimate pit.

•	Ramps exit the pit in the direction of the waste rock dumps.

•	All pits include a goodbye cut at a maximum depth of 5 m.

Pits were designed to have a minimum mining width of 20 m and a minimum cutback width of 25 m.

Agouti

The Agouti deposit is located approximately 3.4 km northeast of the Séguéla processing plant. Ore from the Agouti pits will be hauled directly to the ROM pad using mining trucks, while waste rock will be transported to the Agouti waste rock dump situated east of the pits.

The Agouti deposit will be mined through two pits (Agouti North and Agouti South) as shown in Figure 16.3.

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Figure 16.3 Agouti Ultimate Pit Design

Ancien

The Ancien deposit is located approximately 6 km south of the Séguéla processing plant. Mineralized material from the Ancien pit is hauled to an ex-pit stockpile and later rehandled to the ROM pad using rigid tipper trucks, while waste rock is transported to the Ancien waste rock dump situated northwest of the pit.

The Mineral Reserves will be mined in two pit stages to minimize stripping during the early years of the mine life. Figure 16.4 presents an isometric view of the ultimate Ancien pit design.

Figure 16.4 Isometric view of Ancien Pit Design

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Antenna

The Antenna pit is located within 1 km of the Séguéla processing plant and ROM pad. Ore from the Antenna pit is hauled to the ROM pad and waste rock is hauled to the Antenna waste rock dump located around the TSF. Antenna waste rock is used for all future lifts of the TSF, as well as to form a buttress for the tailings at the end of the mine life.

The Antenna ultimate pit was designed using the as-built surfaces while maintaining a minimum mining width of 25 m between the as-built pit and the cutback. The design includes two interim pits to accelerate extraction and maximize the NPV. Figure 16.5 presents an isometric view of the Antenna pit.

Figure 16.5 Isometric view of Antenna Ultimate Pit Design

Badior

The Badior deposit is located approximately 6.7 km north of the Séguéla processing plant. Ore from the Badior pit will be hauled to an ex-pit stockpile and later rehandled to the ROM pad using rigid tipper trucks, while waste rock will be transported to the Badior waste rock dump situated on the west side of the pit.

The Mineral Reserves will be mined in a single stage pit due to the relatively small deposit size. Mining will proceed as one continuous stage, with bench advance along the mineralized zone to expedite extraction. Figure 16.6 represents an isometric view of the Badior pit design.

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Figure 16.6 Isometric view of Badior Ultimate Pit Design

Boulder

The Boulder deposit is situated approximately 2.5 km southeast of the Séguéla processing plant. Ore from the Boulder pit will be hauled directly to the ROM pad using mining trucks, with waste rock being transported to the Boulder waste rock dump located east of the pits.

The Mineral Reserve will be mined using two pits (Northeast and Southwest pits) as presented in Figure 16.7. Due to their small size, no interim pit designs were required to accelerate extraction or reduce early stripping.

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Figure 16.7 Isometric view of Boulder Ultimate Pit Designs

Kingfisher

The Kingfisher deposit is located approximately 3.7 km southeast of the Séguéla processing plant. Ore from Kingfisher will be hauled directly to the ROM pad using mining trucks, while waste rock will be transported to the Kingfisher waste rock dump located east of the pit.

The Kingfisher pit, which extends approximately 1.3 km along the strike of the mineralisation, will be mined in two stages to optimize high-grade ore extraction and minimize the stripping during the early years of operation. Figure 16.8 presents an isometric view of the Kingfisher ultimate pit design.

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Figure 16.8 Isometric view of Kingfisher Ultimate Pit Designs

Koula

The Koula deposit is located approximately 1.5 km east of the Séguéla processing plant. Ore from Koula is hauled directly to the ROM pad, while waste rock is transported to the Koula waste rock dump situated northwest of the pit.

The Mineral Reserves are planned to be mined in two stages, with Stage 1 focused on extracting higher-grade ore from the central portion of the pit at a low stripping ratio during the early years of the mine life. Stage 1 has been mined over the past two years and is nearing depletion as of the Report effective date. Figure 16.9 shows an isometric view of the Koula ultimate pit design.

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Figure 16.9 Isometric View of Koula Pit Designs

Sunbird

The Sunbird deposit is located approximately 2.5 km southeast of the Séguéla processing plant. Ore from Sunbird will be hauled directly to the ROM pad using mining trucks, while waste rock will be transported to the Sunbird waste rock dump situated northwest of the pit. Mining for this pit commenced in January 2026.

The Mineral Reserves will be mined in two pit stages to optimize mineralized material extraction and maintain a balanced life of mine stripping ratio. Figure 16.10 presents an isometric view of the Sunbird ultimate pit.

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Figure 16.10 Isometric view of Sunbird Pit Design

16.6.3	Summary of Mineral Reserves and Waste by Pit

Material types within the ultimate pit designs for each deposit were evaluated using the pre-defined cut-off grades presented in Table 15.3. Ore tonnages and grades were estimated based on Probable Mineral Reserves derived from Measured and Indicated Mineral Resources that were above the incremental cut-off grade. The Inferred Mineral Resources contained in the pit design were regarded as waste blocks regardless grade.

Table 16.14 summarizes the Mineral Reserves estimated for each pit based on the ultimate pit optimization selection and final pit design, showing waste stripping ratio and waste tonnes, as well as ROM tonnes, grade, and ounces. This table includes tonnage and grade on every pit content discounted material mined by the end of December 2025 and the final stockpile balance reported in Table 15.1.

Table 16.14 Séguéla Final Pit Design Report

Deposit	Total Mined (Mt)	Waste Mined (Mt)	Ore Mined (Mt)	Strip Ratio (W:O)	Grade (Au g/t)	Gold (koz)
Agouti	10.6	9.9	0.8	13.1	2.61	63
Ancien	23.7	22.6	1.1	20.3	4.24	152
Antenna	22.3	19.9	2.4	8.3	2.17	167
Badior	8.8	8.4	0.4	20.9	4.25	55
Boulder	6.2	5.7	0.5	10.7	1.88	32
Kingfisher	31.1	27.6	3.5	7.9	2.28	257
Koula	19.7	19.0	0.8	25.0	5.35	130
Sunbird	51.7	49.2	2.4	20.4	3.31	256
Total	174.0	162.0	11.9	13.7	2.92	1,114

Note: Total Mineral Reserves includes also stockpile material totaling 0.63 Mt averaging 1.39 g/t Au containing 28 koz of gold.

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16.6.4	Waste Rock Storage Facilities

Waste dumps were positioned close to each pit to minimize haul distances, except for the Antenna waste dump, which is integrated into the TSF buttress and forms part of the overall TSF design. As part of the optimization, the Sunbird WRSF has been relocated from the northwest of the Boulder pit to the northwest of the Sunbird pit, reducing the haul distance from 800 m to 300 m from the pit exit to the dump access.

The waste dump designs and locations incorporate stormwater management requirements, as well as considerations for both surface and underground infrastructure throughout the LOMP. Operational batter angles were selected based on the material’s angle of repose, typically 37°, with additional geotechnical design parameters including 15 m berms at 10 m vertical intervals.

The site infrastructure layout is detailed in Section 18, including the geographical locations of all waste dumps. While the Ancien, Antenna, and Koula dumps have been in use for the past two years, the remaining dumps are not yet operational, as their associated pits have not commenced mining.

Overall, the waste dumps were designed with a 25% swell factor and 5% compaction factor to provide sufficient capacity to accommodate all waste material generated from the open pits, with additional allowance for potential future cutbacks. Where the ultimate pit has reduced significantly, such as at Agouti, the waste dump design has not been modified. This approach preserves flexibility for future expansion should modifying factors change. No in-pit backfilling using waste rock has been considered at this stage.

There is no known potentially acid forming waste rock at the Séguéla Mine. Geochemical testing results indicated non-acid forming (NAF) samples taken from Antenna, Agouti Ancien and Boulder (Knight Piésold, 2020). There is no perceived risk of samples generating acid. New open pit area since this study should be tested to continue to confirm this assumption.

Table 16.15 provides a summary of the total mined volumes for each pit and the corresponding waste dump capacities in loose cubic meters (LCM).

Table 16.15 WRSF Capacities

Deposit	Mined Volume (million m3)	Waste Dump Capacity (million m3)
Agouti	4	9.1
Ancien	9	11
Antenna	7.6	12
Badior	3.4	4
Boulder	2.3	3
Kingfisher	10.4	13
Koula	7.1	9
Sunbird	18	22
Total	61.8	83.1

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16.7	Open Pit Mining Operations

The open pits are mined using conventional open pit methods, including grade control drilling, production drilling, blasting, loading, and hauling to extract mineralized material and waste from the designed pits. Ore is defined using pre-defined incremental cut-off grades and hauled to the ROM pad located adjacent to the processing facility. Waste rock is transported to waste dump facilities situated near each pit.

Mining operations are carried out by a contractor, Mota-Engil, who, as at the Report effective date had been engaged for the past three years and will continue to operate as per the contract terms and duration. No transition to an Owner-mining model has been considered at this stage.

16.7.1	Grade Control Drilling

Grade control drilling is considered a critical process to further define mineralized material boundaries with high precision and ensure accurate short term mine planning. The drilling is completed using RC. Where possible, drill holes are oriented perpendicular to the mineralization trend to optimize geological interpretation and provide the best representation of grade continuity across the deposit. Drilling is undertaken only within the mineralized zones pre-identified in the resource model; areas of the pit that do not exhibit mineralization potential are excluded to avoid unnecessary drilling costs.

The drilling process is closely supervised by Roxgold Sango Senior Geologists, while trained Roxgold Sango geological technicians collect samples at one metre intervals from the cyclone’s sample collector. The collected samples are logged, prepared, and dispatched to the site laboratory for assaying.

16.7.2	Drill and Blast

The LOMP drill and blast estimates are based on an overall split of 87% blasting and 13% free dig material (Table 16.16). The free dig is mainly on the transported material and the highly weathered zones. The lower blasting proportion assumed in 2027 and 2028 reflects the commencement of the Badior and Kingfisher pits, respectively. Thereafter, the blasting proportion increases significantly as near-surface weathered material is progressively depleted, until 2031 onwards when the Agouti and Boulder pits commence mining.

Table 16.16 LOMP Blasted Ratio to Total Material Mined in Open Pit

Mined volume split	Units	LOM	2026	2027	2028	2029	2030	2031	2032	2033	2034
Free dig material	Bcm (000)	8,009	672	3,278	1,606	123	203	552	773	802	-
Blasted material	Bcm (000)	55,916	10,584	7,964	7,901	8,626	9,167	4,151	3,328	3,512	683
Total mined volume	Bcm (000)	63,925	11,256	11,243	9,507	8,749	9,369	4,703	4,100	4,314	683
Blast to Mine ratio	%	87	94	71	83	99	98	88	81	81	100

Powder factors increase from oxide through transition to fresh rock, reflecting change in the rock competency. The applied powder factors and corresponding blast patterns for mineralized material and waste are presented in Table 16.17 and Table 16.18, respectively.

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Table 16.17 Drill and Blast Parameters for ROM Mineralized Material

Parameters	Units	Oxide	Transition	Fresh
Bench Height	m	5	5	5
Burden	m	3.8	3.5	3.3
Spacing	m	4.5	4	3.8
Subdrill	m	0.5	0.7	0.7
Rock density	t/m3	1.9	2.5	2.74
Hole Diameter	mm	127	127	127
Explosive Density	g/cc	1.15	1.15	1.15
Powder Column	%	0.55	0.56	0.57
Hole depth	m	5.5	5.7	5.7
Volume/Hole	bcm/hole	85.5	70	62.7
Tonne/hole	t/hole	162.5	175	171.8
Charge Column	m	3.03	3.19	3.25
Stemming length	m	2.48	2.51	2.45
Explosive per hole	kg	44.1	46.5	47.3
Powder factor	kg/bcm	0.52	0.66	0.75
Powder factor	kg/t	0.27	0.27	0.28

Table 16.18 Drill and Blast Parameters for Waste Material

Parameters	Units	Oxide	Transition	Fresh
Bench Height	m	10	10	10
Burden	m	5.2	5.2	4.8
Spacing	m	6	6	5.5
Subdrill	m	0.5	1	1
Rock density	t/m3	1.9	2.5	2.74
Hole Diameter	mm	165	165	165
Explosive Density	g/cc	1.15	1.15	1.15
Powder Column	%	0.67	0.68	0.68
Hole depth	m	10.5	11	11
Volume/Hole	bcm/hole	312	312	264
Tonne/hole	t/hole	592.8	780	723.4
Charge Column	m	7.04	7.48	7.48
Stemming length	m	3.47	3.52	3.52
Explosive per hole	kg	173.0	183.9	183.9
Powder factor	kg/bcm	0.55	0.59	0.70
Powder factor	kg/t	0.29	0.24	0.25

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The drill and blast estimates are based on the mine production performance over the past two years adjusted to align with Roxgold Sango’s long-term blast optimization strategies. Bench heights follow current operational practices, with 5 m benches in ore zones and 10 m benches in waste. Waste blocks adjacent to ore zones are also blasted using the 5 m ore bench configuration. Over the LOMP, 62% of the material will be blasted on 5 m benches, while the remaining 38% will be blasted on 10 m benches. Drill and blast quantities over the LOMP are presented in Table 16.19.

Table 16.19 Blast Split between 5 m and 10 m Bench

	Units '000	LOM	2026	2027	2028	2029	2030	2031	2032	2033	2034
Ore Blasted Volume - 5m bench
Oxide Ore	bcm	2,340	173	383	348	1,046	110	40	121	120	-
Transitional Ore	bcm	3,493	260	788	826	377	384	70	315	473	-
Fresh Ore	bcm	30,952	5,991	4,403	4,357	4,616	5,923	2,304	1,014	1,866	478
Total Volume	bcm	36,785	6,424	5,575	5,531	6,038	6,417	2,413	1,451	2,458	478
Waste Blasted Volume - 10m bench
Oxide Waste	bcm	1,445	468	164	149	448	47	66	52	51	-
Transitional Waste	bcm	2,050	541	338	354	161	164	154	135	203	-
Fresh Waste	bcm	15,636	3,152	1,887	1,867	1,978	2,538	1,519	1,690	800	205
Total Volume	bcm	19,132	4,160	2,389	2,370	2,588	2,750	1,738	1,877	1,054	205
Total Blasted Volume
Oxide	bcm	3,785	640	547	497	1,494	158	105	173	171	-
Transitional	bcm	5,543	801	1,126	1,181	538	548	223	450	675	-
Fresh	bcm	46,588	9,143	6,291	6,224	6,594	8,461	3,822	2,704	2,666	683
Total Volume	bcm	55,916	10,584	7,964	7,901	8,626	9,167	4,151	3,328	3,512	683
5 m bench to 10 m bench blast split
Oxide	%	66	27	70	70	70	70	38	70	70	-
Transitional	%	66	32	70	70	70	70	31	70	70	-
Fresh	%	67	66	70	70	70	70	60	38	70	70
Total	%	62	42	70	70	70	70	43	59	70	23

16.7.3	Load and Haul

All of the open pits will be mined using a conventional truck and shovel method, with shovels operating in a backhoe configuration to load CAT 777E trucks from the bench above. Waste material will be hauled to waste dump facilities located adjacent to each pit, except for Antenna, from which the waste is hauled a relatively longer distance of approximately 1.0 km to the TSF.

Ore is hauled directly to the ROM pad for all pits except Ancien and Badior, where the ore is first placed on ex-pit stockpiles and later rehandled to the ROM. This approach is adopted for

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Ancien and Badior due to their relatively long haul distances (6 km), which make direct haulage to the ROM impractical.

Mota-Engil is responsible for mining both ore and waste. The contractor is also responsible for rehandling mineralized material from both of the Ancien and Badior ex-pit stockpiles to the ROM pad.

16.7.4	Crusher Feed

The adopted crusher feed strategy is based on ROM rehandling to ensure the required ore blend is consistently achieved and a stable feed grade is maintained into the plant. No allowance for direct tipping was included in the LOMP. Ore will be stockpiled in designated fingers on the ROM pad according to grade and weathering profile (oxide, transition and fresh).

Roxgold Sango is responsible for preparing and issuing the required blend plan, which is then communicated to the mining contractor, who manages the crusher feed. The contractor reclaims ore from the various ROM fingers using a front-end loader, following the prescribed feed plan to maintain the targeted plant feed grade. Two front end loaders (CAT 988) have been included for this purpose over the LOMP.

16.7.5	Equipment Selection

Equipment selection was designed to optimize ore extraction, while maintaining overall operational efficiency throughout the LOMP. The primary load and haulage fleet consists of 22 CAT 777 haul trucks, two 200 t, one 120 t, two 100 t, one 80 t and one 50 t CAT excavators. The combination will ensure efficient material handling, balancing high-capacity loading with flexibility for smaller benches, tighter areas and narrow mineralized zones.

The LOMP drilling fleet consists of 10 production drilling machines and two RC drilling rigs for grade control drilling. In addition to the drilling fleet, the mining contractor operates two mobile manufacturing units (MMU) to deliver bulk explosives (Rioflex) from storage tanks directly to the bench on blasting days.

Supporting the primary mining operations, the ROM pad is serviced by two front-end loaders to maintain a consistent feed to the processing plant.

Ancillary equipment includes a fleet of bulldozers, graders, water bowsers, a compactor, and a rock breaker. Table 16.20 presents the detailed equipment schedule over the LOMP.

Table 16.20 LOMP Mining Equipment Schedule for Open Pit

Mining Fleet Load & Haul	LOM	2026	2027	2028	2029	2030	2031	2032	2033	2034
Excavator 200t	2	2	2	2	2	2	1	1	1
Excavator 120t	1	1	1	1	1	1
Excavator 100t	2	2	2	1	1	1	1	2	2	1
Excavator 80t	1	1	1	1	1	1	1	1	1	1
Excavator 50t	1	1	1	1	1	1	1	1	1	1
Trucks Cat 777	22	22	22	19	18	19	10	9	9	4
Ancillary
Dozer	7	7	7	6	6	6	4	4	4	3
Grader Cat	3	3	3	3	3	3	2	2	2	2
Watercart	3	3	3	3	3	3	2	2	2	2
ROM Loader	2	2	2	2	2	2	2	2	2	2
IT Loader	1	1	1	1	1	1	1	1	1	1

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Mining Fleet Load & Haul	LOM	2026	2027	2028	2029	2030	2031	2032	2033	2034
Rock Breaker	1	1	1	1	1	1	1	1	1	1
Compactor	1	1	1	1	1	1	1	1	1	1
Drill & Blast
Blast Hole Drill	11	11	11	10	9	10	5	5	5	2
Grade Control Drill rig	2	2	2	2	2	2	1	1	1	1
MPU	3	3	3	3	2	2	1	1	1	1
Stemming Loader	2	2	2	2	2	2	1	1	1	1

16.8	Underground Mining Methods

The optimum underground mining approach for the deposit was determined using cash flow analysis which utilized information gathered from two rounds of RFQs for a contractor mining model and first principle costs for an Owner-mining model.

The preferred strategy allows for the timing of the underground to be disconnected from the open pit, allowing the underground to be operated in conjunction with other open pit sources, enabling higher mill utilization.

All mining will be completed using standard underground mining equipment suitable for the mining methods, including electro-hydraulic jumbo drills, electro-hydraulic longhole/production drills, diesel-powered load/haul/dump units (LHDs) and diesel-powered haul trucks. Vertical development will be completed using raise bore drills and longhole drills.

Diesel-powered haul trucks will haul broken material to surface. Waste will be delivered to a new waste rock dump to the north of the Sunbird open pit. Ore will be direct delivered to the ROM pad from underground.

16.9	Underground Geotechnical Study

A geotechnical review was undertaken based on a central decline with a minimum mining width of 5 m, no fill and 4.5 m high x 4.5 m wide ore drives. The recommendations from this work were then incorporated into the Mineral Reserve and LOMP, as the mining method and extraction strategy are very similar.

The geotechnical analysis results show that mining can successfully be undertaken following the proposed mine design based on the high rock mass quality and low number of structural sets.

16.9.1	Stope Sizing

The results of the Mathews stability graph analysis show that there is potentially no practical limit for the stope strike length (based on a 20 m sublevel interval) due to the high rock quality. The results are shown in Table 16.21.

Table 16.21 Stability Graph Analysis Results per Domain for HW and FW

Domain	Surface	Q'	Allowable HR	Strike length (m)
FWBAS	HW	21.1	15.3	30 *
FWBAS	FW	21.1	12.3	30 *
HWBAS	HW	24.3	16.1	30 *

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Domain	Surface	Q'	Allowable HR	Strike length (m)
HWBAS	FW	24.3	13.0	30 *
TBAS	HW	27.7	16.8	30 *
TBAS	FW	27.7	13.5	30 *
FELSI	HW	22.5	15.6	30 *
FELSI	FW	22.5	12.6	30 *

30 m* strike length mathematically unlimited

Rib pillars should be designed to target a 1:1 width to length ratio, however numerical modelling indicates ratios of less than one to be stable given the high material strengths of each domain. If a ratio of less than 1 is used it is recommended that performance should be monitored and a site-specific database of pillar performance maintained.

16.9.2	Backfilling

Backfilling alternatives were evaluated to support optimal extraction. CRF was selected as the preferred option, as it provides adequate geotechnical stability and enables safe and efficient extraction of mineralized material.

16.9.3	Cement Rockfill Mixing Design

The design is based on targeting strengths of 0.31 MPa for vertical exposure and 1.5 MPa for undercut sills. A cement content of 4% by weight has been determined to be adequate to achieve the target strength of 1.5 MPa at 28 days curing time. For the vertical wall exposure, 2% cement content by weight is considered the practical limit for the minimum allowable cement content of a fill mix and the test results suggest this will be adequate to achieve a strength of 0.31 MPa at 28 days curing time, therefore covering all possible stope widths.

16.9.4	Backfilling Process

LHDs will transport waste material into the mixing bay underground, and an agitator tuck will transport cement slurry from the surface batch plant to the underground mixing bay at the designed ratio of 4%. LHDs will tram the mix into the respective open stopes.

16.9.5	Cement Rockfill Curing Time

CRF is designed to achieve approximately 60–75% of its target 28-day compressive strength after seven days of curing, while exceeding the maximum required vertical exposure strength of 0.31 MPa. Following placement, the CRF is required to cure prior to the continuation of mining activities in proximity to the backfilled stope.

After a minimum curing period of seven days, limited mining-related activities may proceed, including the removal of waste bunds and the vertical exposure of one end wall of the backfilled stope, allowing stoping of the adjacent stope along strike. At this stage, the CRF is expected to achieve compressive strengths in the range of approximately 0.9 to 1.1 MPa, based on a design undercut target strength of 1.5 MPa. This early-age strength is significantly greater than the required maximum vertical exposure strength of 0.31 MPa.

Prior to any undercutting of cemented fill, the full target compressive strength of 1.5 MPa must be achieved. Accordingly, all CRF stopes intended to be undercut are required to undergo a minimum curing period of 28 days before undercutting activities commence.

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16.9.6	Sunbird Underground Dilution

Dilution is expected to be primarily controlled by operational constraints. The presence of a subparallel foliation planes to the stope walls may locally influence dilution; however, there effects are not fully captured by the empirical or numerical analysis.

16.9.7	Crown Pillars

Based on a factor of safety (FoS) of 1.3, the recommended crown pillar geometry to achieve a stable pillar in the mineralized domains is summarized as follows:

•	Crown pillar thickness of 10 to 16.5 m.

•	Crown pillar span of 5 to 15 m.

•	Strike length of up to 200 m.

16.9.8	Raise Bores

Generalized raise bore analysis for the footwall and hanging wall basalt domains suggests that diameters of up to 6.6 m will be stable (Table 16.22).

Table 16.22 Maximum RaiseBbore Span for Mafic Domain

Domain	Max Span Wall	Max Span Face
HWBAS 10th Percentile	10.5	7.3
HWBAS 25th Percentile	12.6	8.7
FWBAS 10th Percentile	9.6	6.6
FWBAS 25th Percentile	11.9	8.2

16.9.9	Ground Support

For all domains the recommended ground support is weldmesh with friction bolts, with a bolting density of 0.55/ m2 and a bolt spacing estimated at 1.1 m x 1.7 m. Ground support quantity estimates are detailed for each drive size in Table 16.23.

Table 16.23 Ground Support Quantity Estimates per Drive Profile

Profile	Purpose	Cut Length	Surface Support		Reinforcement
			Type	Quantity	Spacing	Type	Quantity
5.3mW x 5.8mH 5.0mW x 5.0mH 5.0mW x 5.3mH 5.0mW x 5.5mH 5.0mW x 5.7mH Semi-arched	Decline, Level access, stockpiles Escapeway drive, RAR, Substation	3.7m	Mesh 2.4x4.0m	4 sheets	1.1x1.7m	2.4m Friction bolts	22
						0.9m stubby bolts	9
4.5mW x 4.5mH Semi-arched + rounded shoulders	Ore drive, Sumps	3.7m	Mesh 2.4x4.0m	3 sheets	1.1x1.7m	2.4m Friction bolts	18
						0.9m stubby bolts	7
3.5mW x 3.8mH Semi-arched	Ore drive	3.7m	Mesh 2.4x4.0m	2 sheets	1.1x1.7m	2.4m Friction bolts	14

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Cable bolting is recommended for drive intersections, with estimated requirements shown in Table 16.24.

Table 16.24 Cable Bolting Requirements

Intersecting Drive Widths (m)	Intersection span (m)		No. of twin strand cables		Spacing (m)	Length (m)
	3-way intersection	4-way intersection	3-way intersection	4-way intersection
5.3 x 5.0	9.8	12.3	9	20	2.5 x 2.0	6
5.0 x5.0	9.6	12.1	8	19	2.5 x 2.0	6
5.0 x 4.5	9.2	11.7	7	17	2.5 x 2.0	6
5.0 x 3.5	8.6	11.1	5	14	2.5 x 2.0	6
4.5 x 4.5	8.9	11.4	6	15	2.5 x 2.0	6
3.5 x 3.5	7.4	9.9	3	10	2.5 x 2.0	6

16.10	Underground Hydrogeology

Inflow rates for the Sunbird Underground were estimated by Australasian Groundwater and Environmental Consultants (AGE Consultants, 2025). The conclusions from the hydrological assessment are outlined below.

Inflow rates are estimated to be:

•	Saprolite: 0 to 2.3 m3/hr/100 m.

•	Transitional zone: 56 m3/hr/100 m to 132 m3/hr/100 m.

•	Fresh rock: 1.9 m3/hr/100 m to 25 m3/hr/100 m.

The basement rocks in the area are predominantly basalt and metamorphic rocks which typically exhibit very little primary rock porosity and low permeability. However, fracturing and weathering of these crystalline rocks may develop secondary porosity which can be extensive (Knight Piésold, 2021b; MGT, 2023b). In these cases, underground inflows can reach up to 244 m3/hr/100 m.

A detailed field hydrogeological investigation was recommended by Australasian Groundwater and Environmental Consultants to improve the hydrological setting of the Project.

For the purposes of the current mine planning and scheduling studies, the groundwater inflow rates were estimated at 15 L/s.

16.11	Underground Stope Mining Method Selection

The following points were used to identify the portion of the Sunbird deposit amenable to underground mining:

•	Review of the mineralized dimension, geometry and grade, along with the project rock mass conditions.

•	Review of the geological model to understand the influence of resource classification and grade distribution within the project on mining method selection.

•	Establish an initial COG that is suitable for anticipated mining rates and costs.

•	Application of SSO software in Deswik to create shapes defining areas of interest.

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•	Investigation on sensitivity to the selling prices used on SSO outlines to update areas of interest.

•	Review of the COG, based on the final design, stoping conditions and estimated mining costs to evaluate whether the optimization shapes remain applicable.

16.11.1	Stope Mining Method Selection

Mining method selection for the underground project was based on:

•	Deposit depth, strike, dip and other geometric properties (Table 16.25).

•	Flexibility and selectivity of the mining method.

•	Productivity and efficiency.

•	Recovery and dilution factors.

•	Operating and capital costs.

•	Availability of workforce with method experience.

•	Workforce size and safety.

•	Project and operations strategy.

Table 16.25 Mineralization Characteristics for Underground Mining Method Selection of Sunbird deposit

Criteria	Characteristic	Sunbird Deposit
Dimensions	Width	Narrow (3m to 20m)
	Strike length	Long (100m to 800m)
Geometry	Shape	Tabular / Lenticular
	Dip	Steep (80[o] to 90o)
	Plunge	Intermediate (20[o] to 55o)
	Depth below surface	Surface to 600mbs
	Lodes	Multiple subparallel lodes of varying strike lengths within a 50m envelope
Grade	Grade distribution / uniformity	Gradational / variable
	Deposit Grade	Low / moderate
	Average production grade	3.4 g/t Au
	Individual stope grade	1.8 g/t to 13.4 g/t Au
Geotechnical conditions	Rock mass conditions – ROM ore	Very strong (ISRM strength categories)
	Rock mass conditions – Hangingwall	Very strong (ISRM strength categories)
	Rock mass conditions - Footwall	Very strong (ISRM strength categories)
Mining Method		Longhole open stoping with or without engineering fill

LHOS is well-suited for steeply-dipping, competent orebodies of variable widths. It allows for the selective extraction of ore, meaning it can be used to target specific areas of an orebody.

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16.11.2	Material Handling

A review of the available materials handling options indicated that conventional diesel truck haulage was the most suitable option for hauling material from underground. This selection is based on the following considerations:

•	A relatively low initial cost when compared to other materials handling systems.

•	A relatively quick startup with minimal capital setup required.

•	A flexible method that adapts to changes in production capacity throughout the mine life via variations in fleet capacity.

•	A higher operating cost when compared to other materials handling systems due to low engine efficiencies and high maintenance costs.

•	A complex method when fleet numbers increase, requiring control of fleet interaction on the decline.

•	Flexible ore dispatch locations.

•	Good redundancy of critical functions.

A review of the trucking cost for the LOMP indicated a total cost allocation of approximately $35 million. The trucking cost estimate was based on:

•	The underground trucks hauling directly to the ROM pad and waste rock landform without rehandling.

•	A mineralized material haulage ex-pit distance of 3.14 km from the portal with a maximum haul of 5.26 km.

•	A waste ex-pit haulage distance of 2.08 km from the portal, with a maximum haul distance of 4.35 km.

•	Trucking activity of approximately 300,000 km per month.

A maximum of four 60 t trucks will be required for the underground mine life, based on a truck completing 85,000 km per month.

16.11.3	Portal Location

Several alternative locations for the underground mine portal were evaluated to allow underground mining at the Sunbird deposit to operate independently from the open pit mining activities.

The portal location selected is situated on the southwest side of the Sunbird open pit. This location provides suitable access for underground development while supporting operational separation between the open pit and underground mining activities. However, the final portal location remains under evaluation and will be confirmed as part of the ongoing mine design optimization process at the next detailed study phase.

16.11.4	Mine Design Scenario Determination

Various LHOS design options were reviewed to determine the preferred configuration, based on extraction ratios, maximum NPV, minimum/maximum negative cashflow and payback period.

A central decline position with selective cemented rock fill and mineralized rock drive sizes of 4.5 x 4.5 m provided the best option for the final design.

Figure 16.11 displays the mine design based on the selected criteria.

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Figure 16.11 Design for Sunbird Underground

16.11.5	Open Pit & Underground Interaction

The underground is designed and scheduled assuming that there is no interaction with the Sunbird open pit.

The Sunbird open pit design is the open pit boundary for the underground and there will be a 15 m vertical gap between the base of the open pit glory cut and the top of the underground ore drives.

The glory cut will be 5 m in depth, with open pit equipment positioned 20 vertical meters above the underground (Figure 16.12).

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Figure 16.12 Sunbird Open Pit and Underground Interaction

16.11.6	Personnel and Equipment

Personnel requirements are outlined on Table 16.26 and equipment requirements in Table 16.27.

Table 16.26. Sunbird Underground Manning Requirement

Labour Requirement	Contractor	First Principles
Roxgold Sango Mine Management and Technical Services	47	47
Mine Management and Technical Services	4	0
Operational Management	40	23
Maintenance and Electrical Crew	46	38
Mining Crew	69	69
Total Labour Requirement	205	177

Table 16.27 Sunbird Underground Equipment Requirements

Equipment	Qty	Equipment	Qty
Twin Boom Jumbo	3	Jumbo Face Pumps	4
Longhole Drills	2	Sump Pumps	5
Loaders LH517	3	Primary and Staging Pumps	4
Trucks - TH663	3	Electrical Distribution Board - 6 Way	5
Charge Up	2	Electrical Boxes - Jumbo	8
Volvo L120 and attachments - Underground	2	Electrical Boxes - Pump Starter	2

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Equipment	Qty	Equipment	Qty
UTIMEC LF 130 Material Next Gen	1	Electrical Boxes - Fan Starter	2
Grader 12H	1	Refuge Chambers	5
UTIMEC LF 1000 Water Next Gen	1	Explosive Magazines	1
160kw electric compressor	1	414V/1000V 1.5MVA step up transformer	1
Workshop Compressor - Electric	1	Electrical Subs/Transformers	3
Tele hut remote system	2	Primary Fans - Pyramid 3 x 110kw)	3
Light Vehicles	20	Decline fans - Clem Corp CC1400 Mk4 (2x110kW including silencer	2
Power Generation Genset	4	Level fan - Clem Corp CC1254 Mk3 (2x75kW	6

16.12	Stope Design

Deswik Auto Stope Designer (ASD) was used to generate sectional slices through the orebody on 5m intervals along the strike length using the following recommendations (Table 16.30).

Table 16.30 Geotechnical Recommendations for Design

Input	Recommendation	Note
Stope Size	Potentially no practical limit	30m applied
Rib Pillar	1:1 ratio	5m in narrow sections, 10m in wider areas (<1:1 ratio in some areas)
Sill Pillar	No sill pillars	None included
Crown Pillar	15m	15m backs of ore drive to base of open pit glory cut.
Dilution	Controlled by operational constraints	0.5m @ 0.0 g/t Au skin on HW and FW

Stope slices were generated at varying cut-off grades (1.0 g/t, 2.0 g/t and 3.0 g/t Au), and grouped together based on creating realistic minable envelopes where:

•	Lower-grade shapes were used to smooth out irregular shapes generated at higher grades.

•	Higher-grade shapes were used when two subparallel orebodies merged generating very wide stopes, and the SSO software indicated that mining the lodes separately was of higher value.

These slices were then grouped together to form stope designs.

16.13	Underground Mine Design

While only Measured and Indicated Mineral Resources were included in the Mineral Reserve economic evaluation, Inferred Mineral Resources were considered when designing appropriate infrastructures to accommodate potential future conversion of the Inferred to higher confidence categories.

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16.13.1	Mine Access

The Sunbird underground will be accessed via a portal located within a boxcut to the southwest of the main Sunbird open pit. The twin decline portal access will be approximately 27 m to 86 m below surface (450 mRL), at the base of the boxcut, the first portal will be the escape exit, and the second will be the main mine entrance.

All permanent access to underground workings will be situated within the basalt, on the footwall side of the deposit. Waste from the boxcut and development activities will be stored in a waste rock dump located to the north of the Sunbird open pit. Ore will be direct trucked to the ROM pad.

16.13.2	Stoping Front

LHOS is the selected mining method. This method will be employed with:

•	Rib pillars providing a top-down approach to mining.

•	Cemented rock backfill providing a bottom-up approach to mining.

Backfilled stopes and open stopes will interact on some levels (Figure 16.11). In these instances, the stoping front will be divided such that the backfilled stopes can be mined independently of the open stopes. Footwall drives will provide access to the open stoping and backfilled stoping fronts, with both mined from the end of the ore drive back towards the level access.

16.13.3	Mining Modifying Factors

The effect of Modifying Factors on extraction, including dilution and material losses generated during mining, were evaluated and appropriate allowances were applied.

Assumptions were made regarding the selected mining methods, minimum mining dimensions, internal and external sources of mining dilution.

The minimum stoping width was set to 3 m, with approximately 10% of the stoping ounces extracted from stopes with widths between 3 m and 5 m.

An unplanned dilution allowance was included on stoping activities at 0.5 m in the hanging wall and footwall at 0 g/t Au. This accounted for:

•	Blasting overbreak.

•	Ground instability.

•	Mucking inaccuracies.

•	Poorly designed stopes.

External dilution due to overbreak was included for all development profiles at 10% and 0 g/t Au. In practice, dilution will vary with mining practices, drive profiles, host rock and proximity to fill.

A mining recovery allowance of 95% was applied after accounting for mining dilution.

16.13.4	Development Layout

The Sunbird deposit extends 600 m below surface and will be accessed from a figure-eight decline.

All permanent access to the mining stopes will be situated within the basalt, approximately 60 m in the footwall side of the orebody (Figure 16.13).

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Figure 16.13 Underground Mine Layout Schematic

Figure prepared by MineGeoTech, 2025

Levels will be spaced at 20 m vertical intervals, with an access drive centrally accessing the mineralization. Drives are mined from the access out to the extents of the mineralization, and then the stoping front retreats from the end of the drives to the central access.

The underground infrastructure (escapeway, ventilation, sumps and stockpiles) will be situated at each level access and interconnected between levels.

Additional ventilation infrastructure will be situated off the decline.

Where backfill will be partially used along the strike length of a level, footwall drives will be placed to provide access to stopes along the length of the level.

16.14	Ventilation

Airflow requirements for the Project were estimated by third-party consultants Howden based on Work Health and Safety Regulations 2022, Regulation 656C Additional Ventilation Requirements for Diesel Units.

Secondary ventilation was determined with consideration to Work Health and Safety Regulations 2022, Regulation 652.1.

VentSimTM software (VentSim) as used to simulate ventilation, airflow, pressure and heat to determine the Project ventilation requirements.

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The ventilation circuit will be an exhaust system, designed to pull out contaminated air from the workings into the main return shaft (Figure 16.14).

Figure 16.14 Isometric View of Ventilation Schematic

Figure prepared by Fortuna, 2026

Air will enter the mine via the decline and fresh air raises, with air then distributed through the mine via a series of additional fresh air raises. Exhaust air will flow out through a dedicated return air shaft.

The primary vent fans, consisting of four single stage Cogemacoustic T2.250.400 kW fans, will be established on surface on the return air shaft.

A refrigeration system will be required. Initially a 1.5 MW system will be installed, and this will be gradually increased to 3.5 MW in line with the production profile.

16.15	Integrated Mining and Production Schedule

The integrated LOMP schedule is based on eight open pit deposits and the Sunbird underground deposit. The i schedule was developed using MineSched scheduling software and incorporated detailed open pit designs, underground layouts, and development headings.

16.15.1	Integrated Schedule Constraints

Several constraints were applied to ensure the schedule is practicable, and operationally achievable. Key constraints included a maximum open pit mining rate of 30,000 bcm per day during the first two years (2026–2027), prior to the commencement of underground mining in 2028. Additional constraints included a maximum plant throughput of 1.75 Mtpa, a maximum ROM stockpile capacity of 1.0 Mt to contain lower-grade material from the open pits, an underground ore development rate limited to 12 m per day, and a maximum underground haulage capacity of 1,250 tpd from stopes.

16.15.2	LOMP Tonnes and Ounces Mined

Open pit production rates were reduced following underground commencement to manage stockpile sizes giving room for higher-grade underground ore and enhance the overall ounce profile (Figure 16.15).

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Figure 16.15 Integrated Schedule of Annual Mined Tonnes per Deposit

16.15.3	LOMP Production Schedule

The integrated schedule will deliver a consistent feed grade above 3.0 g/t Au for six years from 2026 to 2031. Thereafter, the feed grade will decline to below 3.0 g/t as higher-grade open pit sources are depleted, and underground ore is blended with lower-grade material from the long-term stockpiles. The schedule will provide sufficient material to operate the processing plant at nameplate capacity for eight consecutive years from 2026 to 2033. Plant throughput will then reduce to approximately 1.3 Mtpa in 2034 following open pit depletion, and further decline to 376 ktpa in 2035 when processing high-grade material from underground stopes only. The feed grade and recovered ounce profile is presented in Figure 16.16.

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Figure 16.16 Séguéla LOMP Recovered Ounces and Feed Grade

16.16	Comments on Section 16

The QPs are of the opinion that:

•	Revised geotechnical slope design parameters are based on performance and are similar to the original design except for the oxide/transported overburden materials.

•	The mining method being used is appropriate for the open pits deposits such as Antenna, Ancien, Koula and Sunbird deposits and is regarded as appropriate for each of the Agouti, Badior, Boulder and Kingfisher deposits. The open pit mine design, TSF design, and equipment fleet selection are appropriate to reach production targets. The mining method proposed for Sunbird underground is also appropriate, including the backfill method, ventilation consideration and equipment fleet proposed.

•	The integrated open pit and underground operations have an estimated mine life of approximately nine years.

•	The mine plan is based on an adequate mining philosophy and planning is considered low risk.

•	All mine infrastructure and supporting facilities meet the needs of the current mine plan and production rate.

There is upside potential if the Inferred Mineral Resources can be upgraded to higher confidence categories with additional work and subsequently converted to Mineral Reserves. There is also additional upside potential if those Mineral Resources considered potentially amenable to underground mining, beyond the Sunbird deposit, can be further evaluated to Mineral Reserves through additional studies.

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17	Recovery Methods

17.1	Overall Plant Description

The process plant design is based on a metallurgical flowsheet envisioned to produce gold doré at optimum recovery while minimizing initial capital expenditure and operating costs. The flowsheet consists of crushing, milling, gravity recovery, a CIL circuit, carbon elution and a gold recovery circuit. CIL tails are disposed of as tails in a high-density polyethylene (HDPE)-lined TSF.

The key criteria for equipment selection were suitability for duty, reliability, and ease of maintenance. The plant layout was conceived to provide ease of access to all equipment for operating and maintenance requirements whilst, in turn, maintaining a layout that will facilitate construction progress in multiple areas concurrently. Provision was made for expansion should future Mineral Reserves warrant an increase in throughput while maintaining grind size (75 µm) and recovery (93.5%). Specifically, ensuring there is sufficient space in the plant layout to facilitate the conversion of the single-stage semi-autogenous grinding circuit (SS SAG) into a semi-autogenous grinding (SAG) and ball milling circuit (SABC). Alternatively, with minimal capital cost, the throughput could be increased to 1.57 Mtpa by maintaining the SS SAG circuit but coarsening the grind to 106 µm.

The key project design criteria for the plant were:

•	Nominal throughput of 1.25 Mtpa.

•	Crushing plant availability of 75%.

•	Plant availability of 91.3% for grinding, gravity concentration, leach plant and gold recovery operations.

17.2	Processing Plant Performance

The plant commenced commissioning in late April 2023 and has ramped up steadily whereby in September 2023, regular plant throughputs of 180 dry tph were achieved. Gold production has been increasing with improvements in head grade, recovery, and mill availability.

Performance testing was carried out from August 15 to 26, 2023, as set out in the agreement between Roxgold Inc. and its engineering, procurement and construction management (EPCM) contractor. The main key performance indicators for the crusher and mill throughput were exceeded and the gold recovery parameters met. The SAG mill availability of 96.2% was achieved. All gold recovery centers such as the gravity circuit, CIL, elution and electrowinning performed as designed.

Deposition of tailings into the TSF commenced with first ore through the SAG mill and has continued according to the TSF Operating Manual’s beaching schedule. The decant return water provides the bulk of the process water with the raw water being used to top up as required and in accordance with the design.

Operational data collected prior to the data cut-off date indicates consistently strong recovery, averaging 93.5%, at an average mill feed rate of 216 t/h and a head grade of 2.87 g/t Au.

17.3	Processing Plant Design Criteria

The process plant consists of the following circuits:

•	Primary crushing of ROM material.

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•	A surge bin with overflow stockpile to provide buffer capacity ahead of the grinding circuit.

•	Grinding circuit: SS SAG mill with cyclones.

•	Gravity recovery of cyclone underflow by a semi-batch centrifugal gravity concentrator, followed by intensive cyanidation of the gravity concentrate and electrowinning of the pregnant leach solution in a dedicated cell located in the gold room.

•	Trash screening and thickening of cyclone overflow prior to leaching.

•	Gold leaching in a CIL circuit.

•	Acid washing of loaded carbon and split Anglo American Research Laboratories (AARL)-type elution followed by electrowinning and smelting to produce doré. Carbon regeneration by rotary kiln.

•	Disposal of tailings to the TSF.

The key plant design criteria are summarized in Table 17.2.

Table 17.2 Summary of the Plant Design Criteria

Parameter	Units	Value
Plant Throughput	Mtpa	1.25
Gold Head Grade (LOMP)	g/t Au	2.8
Crushing Plant Availability	%	75
Leach and Refinery Availability	%	91.3
Bond Crusher Work Index (CWi) – Design	kWh/t	19.3
SMC Axb		30.6
Ore Specific Gravity	t/m3	2.82
Angle of Repose	degrees	37
Material Moisture Content	%	5.0
Feed Size	F100	800
Crushing Plant Product Size, P80	mm	150
Cyclone Overflow Size, P80	µm	75
Design Gravity Gold Recovery - Design	%	40
Overall Gold Recovery – Design (Without Gravity)%		95.0
Leach Time – Target	h	24
Leach Tails Solution Grade	g/m3 Au	0.01
Sodium Cyanide Addition (NaCN)	kg/t ore	0.22
Lime Addition (at 93% CaO purity)	kg/t ore	0.33
Elution Column Size	tonnes	4.0
Number of Carbon Strip Per Week	#	6
Leach Tails CNWAD	ppm	50 to 100

An overall process flow diagram depicting the unit operations incorporated in the selected process flowsheet is presented in Figure 17.1.

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Figure 17.1 Séguéla Gold Mine process flow

NOTES:
1. CIL TANKS 2-6 USE AIR LIFTS FOR CARBON ADVANCE.
DUMP TRUCK
MOBILE ROCK BREAKER
ROM BIN
APRON FEEDER
VIBRATING GRIZZLY
JAW CRUSHER
FEL
CRUSHED ORE BIN
OVERFLOW CRUSHED ORE STOCKPILE
RECLAIM APRON FEEDER
TO ATMOSPHERE
LIME BAGS
LIME SILO
LIME FEEDER
CYCLONE CLUSTER
TRASH SCREEN
TRASH BIN
SAG MILL
SCATS
GRAVITY SCALPING SCREEN
GRAVITY CONCENTRATOR
MILL DISCHARGE HOPPER
NaCN
NaOH
LEACH AID
INTENSIVE CYANIDATION
FLOCCULANT
O/F
TO PROCESS WATER TANK
PRE-LEACH THICKENER
TO CIL CIRCUIT
PLS
ICR E/W CELL
ICU PREGNANT SOLUTION TANK
LOADED CARBON SCREEN
ELUTION COLUMN
HEAT EXCHANGERS
ACID WASH COLUMN
HCL
EXPANSION TANK
PREGNANT ELUATE TANKS (2)
CIL E/W CELLS (2)
ELUTION HEATER
REAGENTS
OXYGEN
AIR
NOTE 1
NaCN
PRE-LEACH TANK
CARBON IN LEACH (CIL) TANKS
LEAN ELUATE TANK
FILTERED WATER
STRIP WATER TANK
SLUDGE HOPPER
SLUDGE PAN FILTER
CARBON DEWATERING SCREEN
CARBON REGENERATION KILN
DIESEL
FRESH CARBON
CARBON SIZING SCREEN
TO CIL CIRCUIT
DRYING OVEN
SMELTING FURNACE
DORE
CARBON SAFETY SCREEN
FINE CARBON
PLANT SPILLAGES
TO PROCESS
EVENT POND
TAILINGS HOPPER
TAILINGS MANAGEMENT FACILITY (BY OTHERS)
DECANT
TO PROCESS WATER POND
LEGEND
INTERMITTENT

Figure prepared by Fortuna, 2025.

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17.4	Processing Plant Description

17.4.1	Materials Handling and Crushing Circuit

ROM material is trucked from the pit to the ROM pad and dumped on the ROM pad to be reclaimed by a Cat 988 front-end loader and loaded to the ROM bin. A mobile rock breaker was originally utilized at the ROM bin to break oversize rocks during ROM tipping at the top of the feed bin. In recent years, a permanent rock breaker has been installed.

Ore is drawn from the ROM bin via an apron feeder and scalped via a vibrating grizzly, with the undersize reporting directly to the discharge conveyor and the oversize reporting to a primary jaw crusher for further size reduction. All crushed and scalped material is conveyed to a surge bin, which provides approximately 30 minutes of surge capacity.

The crushing circuit is designed for 75% availability, whereas the milling operation is designed for 91.3% availability, resulting in excess crushed ore while the crusher is operational. The excess capacity allows for routine crusher maintenance without interrupting feed to the mill.

The crushed ore bin is equipped with an apron feeder to regulate feed into the SAG mill. Crushed ore drawn from the surge bin feeds the SAG mill circuit via the mill feed conveyor. Lime is added via a storage bin for pH control as required.

The ore handling and crushing circuit includes the following key equipment:

•	ROM hopper.

•	Apron feeder.

•	Vibrating grizzly.

•	Mobile rock breaker.

•	Primary jaw crusher.

•	Crushed ore bin.

•	Mill feed apron feeder.

17.4.2	Reclaim, Grinding and Classification Circuit

The primary grinding circuit consists of a SAG mill operating in closed circuit with a classifying cyclone pack. Oversize material from the SAG mill trommel is directed to a scats bunker and returned to the mill feed via a front-end loader, while the undersize gravitates to the cyclone feed pump box, from where it is pumped to the classifying cyclones. The cyclone overflow gravitates to a trash screen prior to reporting to the pre-leach thickener, while the cyclone underflow gravitates to the SAG mill feed chute for further grinding. A portion of the cyclone underflow is directed to the gravity concentration circuit.

The grinding circuit includes the following key pieces of equipment:

•	SAG mill.

•	Classification cyclones.

17.4.3	Gravity Recovery Circuit

The gravity circuit comprises a centrifugal concentrator complete with a feed scalping screen. Feed to the circuit is extracted from the cyclone underflow discharge launder and flows by gravity to the scalping screen. Oversized material from the gravity scalping screen at +2 mm

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reports by gravity to the mill feed. Scalping screen undersize is fed to the centrifugal concentrator. Gravity tails are directed to the mill discharge hopper.

Operation of the gravity concentrator is semi-batch, and the gravity concentrate is collected in the concentrate storage cone and subsequently leached in the intensive cyanidation reactor circuit (ICR).

The gravity recovery circuit includes the following key pieces of equipment:

•	Gravity feed scalping screen.

•	Gravity concentrator.

17.4.4	Intensive Cyanidation Reactor

Concentrate from the gravity concentrator is discharged to the ICR gravity concentrate storage cone where it is de-slimed prior to transfer to the ICR for recovery of contained gold by cyanide leaching.

ICR leach solution (2% w/v NaCN and 2% w/v NaOH) is made up in the heated ICR vessel feed tank. Oxygen is sparged into the reactor vessel. From the feed tank, the leach solution is circulated through the reaction vessel for approximately 16 hours, then drained back into the feed tank. The leached residue within the reaction vessel is washed, with the wash water recovered to the solution tank, and then the solids are pumped to the mill discharge hopper.

ICR pregnant solution is pumped to the ICR pregnant solution tank where gold is recovered as gold sludge using a dedicated electrowinning cell. The sludge is combined with the sludge from the carbon elution electrowinning cells and smelted together or separately (for metallurgical accounting purposes).

The ICR circuit includes the following key pieces of equipment:

•	Gravity concentrate storage cone.

•	ICR.

•	Reactor vessel feed tank heater.

•	ICR pregnant solution tank.

•	ICR electrowinning cell.

17.4.5	Pre-Leach Thickening

Cyclone overflow gravitates over the trash screen, to remove foreign material prior to leaching. Trash reports to the trash bin and is periodically removed for disposal. Screen undersize gravitates to the pre-leach thickener where the solids concentration is increased prior to the leaching. Thickener overflow gravitates to the process water tank and the underflow is pumped to the CIL circuit.

The pre-leach circuit includes the following key pieces of equipment:

•	Trash screen.

•	Pre-leach thickener.

17.4.6	Leaching and Adsorption Circuit

The leach circuit consists of one pre-leach tank and six CIL tanks. Oxygen can be sparged to each tank to maintain adequate dissolved oxygen levels for leaching.

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Cyanide solution is added to the pre-leach tank and the first three CIL tanks as required.

Fresh/regenerated carbon from the carbon regeneration circuit is returned to the last tank of the CIL circuit and advanced counter-currently to the slurry flow by airlifts. The inter-tank screen in each CIL tank retains the carbon whilst allowing the slurry to flow by gravity to the downstream tank. This counter-current process is repeated until the carbon, by then loaded with gold, reaches the first CIL tank via an airlift system. A recessed impeller pump is used to transfer slurry from the first CIL tank to the loaded carbon recovery screen mounted above the acid wash column in the elution circuit.

Slurry from the last CIL tank gravitates to the vibrating carbon safety screen to recover any carbon leaking from worn screens or overflowing tanks. Screen underflow gravitates to the tailings hopper before being pumped to the HDPE lined TSF. Screen oversize (recovered carbon) is collected in the fine carbon bin for potential return to the circuit.

The leach and carbon adsorption circuit includes the following key pieces of equipment:

•	Pre-leach tank.

•	CIL tanks.

•	Loaded carbon recovery screen.

•	Carbon safety screen.

17.4.7	Carbon Acid Wash, Elution and Regeneration Circuit

Prior to carbon stripping (elution), loaded carbon is treated with a 3% w/v hydrochloric acid solution to remove calcium, magnesium and other salt deposits that would otherwise render the carbon less active, leading to less efficient subsequent elution cycles.

Loaded carbon from the loaded carbon recovery screen flows by gravity to the acid wash column.

Entrained water is drained from the column, and the column is then refilled with a 3% w/v hydrochloric acid solution, from the bottom up. Once the column is filled with the carbon, it is left to soak in the acid solution for 30 minutes, after which the spent acid solution is rinsed from the carbon and discarded to the TSF via the tails hopper.

The acid washed carbon is then transferred to the elution column for carbon stripping. The acid wash circuit includes the following key equipment:

•	Acid wash column.

Carbon stripping (elution) is conducted using the split AARL process. The elution sequence commences with pre-soaking the carbon at a temperature of 95°C using a 2% w/v NaOH and 2% w/v NaCN solution. Upon completion of the pre-soak, the elution is performed under pressure at a temperature of 125°C.

Four bed volumes (BV) of low-grade (lean) eluate from the previous elution are passed through the column at a rate of 2 BV/h. The pregnant eluate from this initial 4 BV cycle is discharged into a pregnant solution tank, which serves to decouple the elution process from the subsequent electrowinning unit operation. Once the lean eluate is exhausted, new incoming strip solution (6 BV) is sourced from the strip solution tank. Only 2 BV of this strip solution reports to the pregnant eluate tank, with the last 4 BV used for cooling down the carbon before being directed to the lean eluate tank for re-use in the next elution cycle.

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Upon completion of the cool down sequence, the carbon is hydraulically transferred to the carbon regeneration kiln feed hopper via a dewatering screen.

The stripping circuit includes the following key pieces of equipment:

•	Elution column.

•	Strip solution heater with heat exchangers.

•	Strip solution tank.

•	Pregnant solution tanks.

•	Electrowinning cells.

Carbon is reactivated in a diesel-fired rotary kiln. Dewatered barren carbon from the stripping circuit is held in the kiln feed hopper. A screw feeder feeds the carbon into the reactivation kiln, where it is heated to 700–750°C in an atmosphere of superheated steam to restore the activity of the carbon. Re-activated carbon exiting the kiln is quenched with water and flows to the carbon sizing screen. The carbon sizing screen oversize is transferred to the last CIL tank to replenish the CIL carbon inventory, while the undersize reports to the carbon safety screen.

Fresh carbon, to make up for attrition losses, is added to the last CIL tanks by opening a new bag and dumping it directly above the tank from the leach area upper level.

The carbon reactivation circuit includes the following key pieces of equipment:

•	Carbon dewatering screen.

•	Regeneration kiln including feed hopper and screw feeder.

•	Carbon sizing screen.

17.4.8	Electrowinning and Gold Room

Gold is recovered from the pregnant eluate by electrowinning and subsequently smelted to produce doré bars.

The pregnant eluate is pumped through two electrowinning cells with stainless steel mesh cathodes. Gold is deposited on the cathodes, and the resulting barren solution gravitates back to the pregnant solution tank until a targeted low gold concentration is achieved. One additional electrowinning cell is dedicated to processing ICR pregnant solution. Barren solution from all electrowinning is discharged to CIL Tank 1.

Upon completion of one or more cycles of electrowinning, the cathodes are removed, and gold sludge is washed off the cathodes at a dedicated wash box using a high-pressure water cleaner. The gold bearing sludge is recovered from the wash water by decantation. The sludge is dried in an oven, mixed with fluxes, and smelted in a diesel fired furnace to produce gold doré.

The electrowinning and smelting processes take place within a secure and supervised gold room equipped with access control, intruder detection and closed-circuit television surveillance.

The electrowinning circuit and gold room includes the following key pieces of equipment:

•	Electrowinning cells with rectifiers.

•	Sludge vacuum filter.

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•	Drying oven.

•	Flux mixer.

•	Induction smelting furnace with bullion moulds and slag handling system.

•	Bullion vault and safe.

•	Dust and fume collection system.

•	Gold room security system.

17.5	Reagent Handling and Storage

For the management of unexpected reagent spills, the reagent preparation and storage facilities are located within containment areas designed to accommodate 110% of the volume of the largest storage tank. Where required, each reagent system is located within its own containment area to facilitate its return to its respective storage vessel and to avoid the mixing of incompatible reagents. Storage tanks are equipped with level indicators, instrumentation, and alarms to ensure spills do not occur during normal operation. Appropriate fire and safety protection, eyewash stations, and safety data sheet stations are located throughout the facilities. Sumps and sump pumps are provided for spillage control.

The following reagent systems are installed: quicklime, sodium cyanide, sodium hydroxide, hydrochloric acid, flocculant, activated carbon, anti-scalant and smelting fluxes.

17.6	Control Systems and Instrumentation

The plant control system comprises a network of programmable logic controllers (PLCs) sitting beneath a supervisory control and data acquisition (SCADA) network layer. The programmable logic controllers perform the necessary control and interlocking functions while the SCADA terminals monitor the PLCs and provide an interface for operator interaction. Roxgold Sango has recently installed mill control automation to further optimize the plant operations.

Communication of the programmable logic controllers and SCADA terminals is achieved via a plant wide Ethernet network, the backbone of which consists of dedicated, single mode, fiber optic cables.

Field instrumentation and drive status signals are interfaced to the plant control system by fiber optic communications installed as optical fiber ground wire onto the high-voltage power lines. Vendor packages are connected to the SCADA network via a communications link, where appropriate.

17.7	Electrical Reticulation

Power distribution within the plant area and vicinity is three-phase, 50 hertz at 11 kV and 415V. The accommodation camp is connected to and powered by the nearby existing 33 kV power line.

Power consumption for each general plant area is metered.

The 11 kV power distribution cables are generally underground within the plant area, while all other plant cabling is in above-ground cable racks attached to buildings and structural steelwork.

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Overhead power lines were installed where no interference may be caused to mobile equipment, e.g. cranes. Overhead power lines were installed in the following remote locations outside the plant area:

•	TSF.

•	Water storage dam.

Power supply to the bores is provided by diesel generators, solar photovoltaics (PV), or the site’s power distribution network.

Roxgold Sango has recently installed a site-wide emergency power plant.

17.8	Services and Utilities

17.8.1	High and Low Pressure Air

High-pressure air at 700 kPa is produced by compressors. The entire high-pressure air supply is dried and used to satisfy both plant air and instrument air demand. Dried air is distributed via the air receivers located throughout the plant.

Low-pressure air for the leach tanks is supplied by air blowers.

17.8.2	Oxygen Plant

A vendor supplied pressure swing adsorption oxygen plant was installed to provide oxygen to the CIL circuit, and intensive leach reactors.

17.8.3	Raw Water Supply System

Raw water is stored in a raw water storage tank and supplied to all users requiring clean water with low dissolved solids, such as:

•	Fire water for use in the sprinkler and hydrant system.

•	Feed to the water filtration system.

•	Reagent make-up.

17.8.4	Potable Water

Bore water is treated to provide potable water. Potable water is stored in the camp potable water tank and pumped to the camp buildings and the potable water tank at the process plant site. To prevent back contamination of the drinking water supply, no potable service points, or direct connection of this water to process equipment.

17.8.5	Filtered Water

Raw water is treated to provide water to a two-stage filter system. Filtered water is stored in a tank and pumped to the elution circuit and to various slurry pumps as gland water.

17.9	Comments on Section 17

The QP considers process requirements to be well understood with commissioning and ramp up operating data confirming design assumptions. There is no indication that the characteristics of the material being mined will change and therefore the processing and recovery assumptions applied for future mining, including that mined from the other deposits, are considered as reasonable for the LOMP. The plant is of a conventional design and uses readily available consumables.

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18	Project Infrastructure

18.1	General Layout

The general layout of the Séguéla Mine is illustrated in Figure 18.1.

Figure 18.1 Layout of the Séguéla Gold Mine

738000
740000
742000
744000
746000
748000
BADIOR
TIEMA VILLAGE
AGOUTI
KOALA
ANTENNA
BOULDER
SUNBIRD
KINGFISHER
KUEGO VILLAGE
ANKLEN
LEGEND
TSF
Camp
Solar Farm
Water Storage Pond
Waste Dumps
Open Pits
Haul Roads
Wire Fence
Proposed Public Road
90 KVA Power Line
11
Diversion Channel
Community roads
Sunbird UG
Contours
SEGUELA LAYOUT
N
0
1,000
2,000
3,000 m
DATUM: WGS84, UTM 29N
DRAWN: February, 2026

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18.2	Process Plant

Ore is currently transported from the active open pit deposits via haul truck and placed in stockpiles on the ROM pad located adjacent to the process plant. Mineralized material is fed by a front-end loader from the ROM stockpiles or directly tipped into the primary crusher. Then, Mineralized material is drawn from the ROM bin via an apron feeder and scalped via a vibrating grizzly with the undersize reporting directly to the discharge conveyor and the oversize reporting to a primary jaw crusher for further size reduction. All crushed and scalped material is conveyed to a surge bin. A new rock breaker was installed at the primary crusher in September 2025 to improve throughput.

A single stage SAG milling circuit is in operation. Crushed ore and water are fed to the mill and discharged via a trommel. Trommel oversize is collected in a scats bunker.

The tailings system comprises a pipeline and associated tailings pumps. The TSF consists of an HDPE lined side-valley storage formed by two multi-zoned earth-fill embankments.

The water storage dam is the primary collection and storage pond for clean process water.

The process plant and specific infrastructure is located within a high security area. General site infrastructure buildings are situated outside the high security area bounded by a single perimeter security fence. The camp, TSF, and water storage facility are located outside the process plant security fence but are contained within their own fences. Entry to the main administration area is via the main access security building with access to the process plant high security area via an additional security building that incorporates turnstiles, change room and laundry.

18.3	Mine Services Area

The mine services area is located within the general security perimeter fence. In this area, the following contractor functions/items are included:

•	Changeroom.

•	Workshops.

•	Warehouse.

•	Offices.

18.4	Tailings Storage Facility

Roxgold Sango engaged Knight Piésold Pty Ltd to conduct the design of the TSF (Knight Piésold, 2021a) and surface water management (Knight Piésold, 2021c) and has remained the Engineer of Record (EoR) for the last three raises.

The TSF consists of a zoned side-valley earth fill embankment, forming a total footprint area of approximately 34 ha for the Stage 1 TSF and 110 ha for the final TSF.

A 1.5 mm HDPE geomembrane liner was installed over the entire TSF basin area (overlying the compacted soil liner) and on the upstream embankment face. The TSF design incorporated an underdrainage system to reduce pressure head acting on the soil liner, reduce seepage losses, increase tailings densities, and improve the geotechnical stability of the embankments. It consisted of an upstream toe drain and a network of finger drains and collector drains. The underdrainage system drains by gravity to a collection tower located at the lowest point in the TSF. In addition, a groundwater collection system was installed beneath the low permeability soil liner that also serves to detect any potential leaks in the liner system.

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Solution recovered from the underdrainage and groundwater systems is released to the top of the tailings mass via submersible pump, reporting to the supernatant pond. No liner leaks have been detected to the Report effective date. Thus far, the achieved tailings density is 1.45 t/m3 which is very close to what had been modelled in the design at 1.47 t/m3.

Supernatant water is removed from the TSF via submersible pumps located within decant towers. Solution recovered from the decant system is pumped back to the plant for re-use in the process circuit. The TSF recycles up to 85% of the supernatant water back to the plant for processing. The remaining 15% of make-up water is sourced from the water storage dam.

A conceptual study was completed to determine the maximum practical capacity of the TSF and the result was 27 Mt (Knight Piésold, 2025b). For the TSF to be Global Industry Standard of Tailings Management (GISTM) compliant, it will be necessary to buttress the entire TSF with waste rock. The current design includes a large waste rock dump buttress that incorporates all of the waste rock from the Antenna pit.

Various GISTM-related work was performed in 2024 such as: site visits from the Independent Tailings Review Board (ITRB); Dam Safety Review (DSR); updating of the operation monitoring surveillance manual, trigger action response plan and emergency preparedness response plan. The ITRB and DSR did not find any material issues with the TSF during the third-party audits, however non-binding recommendations were provided for continuous improvements. The ITRB continues to review the TSF performance on an annual basis.

The Stage 1 TSF was designed to provide 16 months of storage capacity (Knight Piésold, 2021a), however only provided 12 months of capacity due to increased plant production from 1.25 to 1.56 Mtpa from 2023 to 2024. The Stage 2 raise was designed in 2023 (Knight Piésold, 2023) and construction was carried out during the 2024 dry season. The Stage 3 raise was designed in 2024 and finished in 2025 (Knight Piésold, 2025a) with construction carried out during the 2025 dry season as production increased from 1.56 to 1.75 Mtpa. Downstream raise construction methods have been used throughout operation and the embankments are buttressed using mine waste to form an integrated waste landform. A seepage collection system was installed within and downstream of the TSF embankment. Stage 3 was a larger raise of 9.4 m height to provide sufficient storage until the third quarter of 2029 at the current production rate of 1.75 Mt. Stage 4 construction is planned for the 2028 dry season.

The Stage 3 current dam height is 38 m, and the final dam height will be 54 m. The upcoming Stage 4 raise height will be dependent on the results of an ongoing plant expansion study that is expected to be delivered by the end of the second quarter 2026.

An in-pit conceptual TSF deposition study was completed for the Antenna pit in 2025 (Knight Piésold, 2025c). Further pit pushback information combined with sterilization drilling to update additional storage capacity (current Antenna capacity is 3.5 Mt) will be completed in 2026. In-pit deposition will potentially provide operational cost savings compared to raising the current TSF downstream.

Additional future work includes determining the required TSF buttress size to lower the consequence classification as per GISTM guidelines.

Further GISTM work is recommended, such as revising the dam break analysis once the TSF design is updated, update failure mode effects analysis (FMEA) as per above and updating of the operation, monitoring and surveillance manual, trigger action response plan and emergency preparedness response plan documents.

An operational emergency spillway will always be available during TSF operation. The emergency spillway is large and sized to pass the probable maximum precipitation for a 24-hour duration. The closure spillway will be located at the final supernatant pond location and

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will be constructed to ensure all rainfall runoff from the TSF will safely discharge after operations cease. The emergency spillway has not been used to the Report effective date and sufficient freeboard to store a 72-hour, 100-year storm is always available, as next stage raises are completed proactively well in advance of having a lack of storage.

Tailings are discharged by sub-aerial deposition, using a combination of spigots at regularly spaced intervals from the embankments. A soil lined pipeline containment trench is used to contain both the tailings delivery pipeline and decant return pipeline to the plant site.

The stability and seepage performance of the facility has been designed to international guidelines and standards. Monitoring instrumentation has been incorporated into the design to facilitate detection of any potential issues which may arise during operations.

The monitoring includes:

•	Monitoring bores and surface water sampling stations downstream of the TSF.

•	A slope inclinometer.

•	Standpipe and vibrating wire piezometers within each embankment to monitor the phreatic surface.

•	Settlement pins on embankment crests to monitor embankment movement.

•	InSAR (continuous remote satellite monitoring).

The piezometers and monitoring bores are checked monthly for water levels and quarterly for water quality.

At the end of the TSF operation, the downstream faces of the embankments will have an overall slope profile of 3H:1V with 5 m wide benches located at 10 m height intervals. The downstream profile will be inherently stable under both normal and seismic loading conditions. The embankment downstream faces will be vegetated once the final downstream profile is achieved.

At closure, the TSF should be fully water-shedding (Knight Piésold, 2024). After the water in the TSF has been proven to be benign, runoff can be allowed to discharge via the closure spillway. The TSF closure spillway will be excavated through the eastern ridge line, discharging into the adjacent drainage course downstream of the TSF. Rehabilitation of the tailings surface will commence upon termination of deposition into the TSF. The closure spillway will be constructed in such a manner as to allow rainfall runoff from the surface of the rehabilitated TSF to flow into the surrounding natural drainage system.

It is anticipated that a low permeability layer, overlying a capillary break layer comprising mine waste rock material, will be required on the final tailings surface to reduce rainfall infiltration into the tailings mass. The finished surface will be shallow ripped and seeded with shrubs and grasses.

18.5	Sediment Management

Sediment control structures include sediment dams that have been constructed in the downstream reaches of catchments impacted by site infrastructure. The sediment control structures are designed to limit maximum water depth as much as practicable for safety reasons. Further source control is used to reduce the amount of sediment generated.

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18.6	Water Management

The volume of the water storage dam is cyclical with the dry and wet seasons. In 2024, a new Goldsim numerical model and site-wide water balance model was completed from the initial steady-state calibrated model to a more refined transient-state model (Hatch, 2024). This provides a refined estimate of pit dewatering requirements as mining advances at each resource. This information may also be used to inform the operations water balance, anticipate dewatering volumes, and provide information for potential additional resources if required, as well as forecasting dewatering drawdown impacts.

Additional key water management findings from water balance modelling include the following:

•	The TSF is designed to hold the tailings plus the design rainfall conditions and thus has sufficient storm water storage capacity for all design storm events and rainfall sequences.

•	The supernatant pond should be removed (and treated if necessary) as soon as practicable after decommissioning.

•	Process water shortfall could occur under average and design dry climatic conditions. However, no process water shortfall has been experienced to date with the increased plant production.

•	A water storage dam storage capacity of 500,000 m3 is required to provide sufficient make-up water, supplemented by pit dewatering. The water storage dam capacity is actually just over 650,000 m3 from the as-built/bathymetry survey (KELI, 2025).

•	Under design dry conditions, with a pit dewatering rate of 16.5 L/s (59.4 m3/h) or greater (more groundwater has been available to date with Antenna and Koula dewatering), there is sufficient make up water available to the plant from the water storage dam. TSF supernatant pond recycling back to the plant for make-up water is quite efficient at 85% and minimal additional make-up water is required.

•	Rip rap armoring for the TSF spillway, water storage dam spillway and diversion ditch was not completed during construction since no waste rock was available. However, all of the required rip rap requirements listed above were completed in 2024.

•	The diversion ditch crossing the main public road was undersized during initial construction. Two additional 2 m x 2 m culverts were installed in 2024 to reduce the risk of breaching the public road.

18.7	Water Storage Facility

The water storage dam is the main collection and storage pond for clean process water on site and is designed to be able to store up to 650,000 m3 of water at the maximum operating level (KELI, 2025). The water storage dam has a catchment area of 195 ha (expanding to a total of 687 ha with the Antenna pit diversion channel catchment). The water collected in the water storage dam is pumped back to the plant to supply plant raw water requirements, and process make-up water requirements.

Upon decommissioning, the water storage dam will remain in place. Water balance modelling indicates that the water storage dam stored volume will be cyclical. If the pit diversion is not decommissioned, the water storage dam will continue to discharge each wet season.

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As at the Report effective date, the water storage dam capacity is sufficient for LOMP plant and site requirements.

18.8	Water Supply and Sewage

18.8.1	Process Water

Process water is decant water returned from the TSF (up to 85% efficiency) and water containing reagents and other contaminants circulating within the process plant system. The site process water tank provides surge capacity in the event of an interruption to the supply of TSF return water. Provision has also been made to top-up the process water from the raw water system (water storage dam and bores) should this be required. Process water is delivered to a process water pond or tank adjacent to the process plant via the following sources:

•	Overflow from the raw water tank.

•	TSF decant return water.

•	Pre-leach thickener overflow.

From the process water tank, process water is distributed by duty and standby single stage process water pumps. The main uses for process water include:

•	Slurrying of new feed in the SAG mill.

•	Dilution of mill discharge for classification.

18.8.2	Raw and Fire Water

The plant raw water is supplied from the water storage dam to a tank located adjacent to the processing plant.

Water drawn from an elevated suction nozzle part way up the tank is distributed for use as raw water, process water make-up and, after treatment, as filtered water.

A second suction nozzle at the base of the raw water tank supplies the fire water pumps. The difference in elevation between the two nozzles ensures that in the event of an interruption to the raw water supply there is always a reserved quantity of water available for firefighting.

Raw water is reticulated through the plant by dedicated raw water pumps and used for:

•	Dust suppression.

•	General area washdown.

•	Flushing water in the acid wash.

•	Cathode washing.

•	Reagent make-up.

•	Raw water will be made available to the mine services area.

The fire water system comprises:

•	An electrical jockey pump.

•	An electrical fire water pump.

•	A diesel standby fire water pump.

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•	Fire water main including standpipes, hydrants, and hose reels.

•	Fire water will be distributed to the mine services area including the diesel storage facility.

The fire water distribution header pressure is maintained by the electric jockey water pump. An electric fire water pump automatically starts with a drop in line pressure. The diesel fire water pump automatically starts if the line pressure continues to drop below the target supply pressure or during a power failure.

18.8.3	Filtered (Including Gland Seal) Water

Some raw water uses require water with a low suspended solids content (mill cooling water, elution circuit, and pump gland seals). To satisfy this need, a portion of the raw water is subjected to water treatment by filtration. Filtered water is stored within a dedicated filtered water storage tank from where it is pumped to the various end users by dedicated duty and standby pumps. The pressure of a portion of the filtered water is boosted through a second stage booster pump to render it suitable for the higher-pressure duties (gland seals).

18.8.4	Potable Water

Potable water is sourced from the accommodation camp potable water system. A satellite storage tank is provided at the process plant and water distributed from that tank goes through a further stage of ultraviolet sterilization to ensure its suitability. Potable water is distributed to site buildings and safety shower/eyewash stations.

18.8.5	Raw Water Supply Pipeline

The main water supply pipeline is from the water storage facility to the process plant and camp water treatment plant. The pipe route from the water storage facility is adjacent to the access road to the processing plant. The water storage dam pipeline is connected to the raw water tank within the process plant and the accommodation camp.

18.8.6	Water Supply Development

The water storage dam was constructed prior to the 2022 wet season to ensure sufficient water was stored before the plant went into production in May 2023. Production bores have been developed to supplement the mine dewatering and water storage facility flows.

18.8.7	Pump Stations

Pumping stations are located in the following areas:

•	Floating pumps from water storage dam to supply raw water to the process plant.

•	Decant pump station from the TSF to pump water back to the processing plant.

•	Open pit dewatering pumping station to dewater the mine open pits and supply water storage dam for the processing plant.

•	Treated sewage to the TSF or sewage facility.

•	Potable water pump from camp to plant.

18.8.8	Water Management

The process plant operators at the wet plant control room control the water delivery from the water storage facility to the plant raw water tank.

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18.8.9	Sewage

A sewage treatment system, located at the camp site, has been operational to service the administration and plant buildings and the 204-person accommodation camp. Sewage from the plant is pumped to the treatment facility at the camp via a pump station fitted with macerating sewage pumps.

All sewage water is treated before the treated effluent is pumped to the TSF or sewage facility.

18.9	Mine Access and Haulage Roads

An existing public road was diverted around the plant site and various mining infrastructure. The public road was rerouted to the east of the Boulder pit, continuing northwest around the Koula pit, and reconnected to the existing public road near the process plant site and water storage dam.

The plant site is accessed by a new section of road that is connected to the existing public road. The plant access road continues beyond the plant main entrance to provide access to the 90 kV switchyard and the fuel depot adjacent to the mine services area.

The design basis for the diversion roads is as follows:

•	Formation width 8 m (2 x 3.5 m traffic lanes plus 2 x 0.5 m shoulders).

•	Design speed 40 km/h on the process plant (30 km/h posted limit) and camp access road and on the approach curves to the junction.

•	Maximum 10% vertical grade.

•	Unsealed wearing surface.

•	Intersections designed to accommodate semi-trailer type vehicles (19 m semi-trailer).

•	LIDAR topography contour data.

A network of haul roads was developed based on the location of the Antenna, Koula, Ancien, Boulder, Agouti and Sunbird pits. Badior and Kingfisher pit haul roads are yet to be developed. Adjacent to the open pits are storage areas for mine waste rock; in the case of Antenna this waste material may also be hauled and used as structural fill for TSF embankment construction, raises and buttressing.

The design basis for the haul roads is as follows:

•	Design vehicle: CAT 777 haul truck (the haul road to Ancien uses road trucks).

•	LIDAR topography contour data.

•	Maximum 8% vertical grade, 40 km/h design speed (20 km/h inside facilities).

•	Running width 24.4 m (excluding safety berms, including side ditches, >3.5 x width of widest haulage vehicle).

•	2 x 10.7 m wide traffic lanes.

•	2 m safety berm height.

•	Unsealed wearing surface.

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18.10	Mining Contractor’s Infrastructure

An area adjacent to the process plant was demarcated as the mining services area. The mining contractor provided its own workshop, store facilities, offices, washdown area and waste oil management facility, which are located within the mining contractor’s area. The washdown slab incorporates a silt and oil trap, and an oil separator removes any contaminant oil from the wastewater before it is recycled into the wash bay facility, with excess water used for dust suppression. The mining contractor manages the safe removal of waste oil by using approved suppliers of waste oils as required by law.

Treatment and disposal of sewage from the contractor’s area is through the sewage treatment facility located at the camp.

Explosive materials are stored in a magazine and bulk emulsion plant segregated 500 m from each other and located in a remote area, well away from people and major infrastructure, adhering to the separation distance requirements. The magazine and bulk emulsion plant is secured within a fenced compound and surrounded by embankments. The magazine is always manned with security.

18.11	Administration and Plant Buildings

The following buildings are located within the low security area:

•	Main entrance guardhouse.

•	Projects office.

•	Warehouse.

•	Emergency response building.

•	Mess hall.

•	Exploration office.

•	Core shed.

•	Security building with clinic and change room (access control to the process plant).

The administration building provides a meeting room, male and female ablutions, kitchen, and offices for management, mine and process plant technical services and administrative personnel.

The administration office is fitted throughout with split-system air-conditioners and reticulated power from an uninterruptible power supply to service computers and peripherals. A parking lot is located at the front of the administration building.

The security and first aid building are located at the mine entrance. The security office houses a security reception area and the security manager’s office. The first aid area houses the nurse and the doctor within the low security area. A parking lot is also located at this building for site visitors.

The following buildings are located within the high security area:

•	Plant workshop.

•	Reagents store.

•	Motor control center building.

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•	Plant control rooms.

•	Plant office building.

•	Plant mess hall.

•	Gold room building.

•	Laboratory.

The high security, laundry and change room building are located at the entrance to the high security area. This building has a guard house, in/out one-way turnstiles, a laundry room, and male and female change rooms. This building also includes an ablution section that is only accessible from the high security area.

The plant workshop is a single steel framed building arranged in three separate areas for mechanical, electrical, and welding workshops.

The warehouse and reagent stores are single steel framed buildings with eaves height that are at least 6 m to allow for good crane and forklift access. The warehouse has an outdoor fenced enclosure for laydown storage. Delivery vehicles for both the warehouse and reagent stores report to the security office in the high security area for inspection before and after deliveries are made.

The laboratory and sample preparation buildings comprise:

•	Unloading and drying area.

•	Wet chemical room.

•	Balance room.

•	Atomic absorption equipment room.

•	Fire assay area.

•	Metallurgical laboratory.

•	Environmental laboratory.

•	Grade control preparation area.

•	Exploration and sample preparation area.

•	Offices and stores.

•	Male and female ablutions.

Electrical medium voltage and low voltage switch rooms are located near the processing facility.

A process control room is located above the CIL tanks and able to view the mill on one side and the CIL circuits on the other. The control room includes a titration room.

The plant office includes a kitchenette, male and female toilets, a meeting room, and office areas for the maintenance superintendent, plant foreman (electrical, mechanical, and mill), maintenance planner, and plant metallurgists.

The gold room is a steel-clad building. The building houses the leach reactor, calcine oven, electrowinning cells, smelting furnace, safe (enclosed within a concrete vault), and associated equipment. A supervisor workstation is installed in the gold room; this workstation is

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equipped with a telephone and data connection. A secure area with inner and outer doors ensures that the gold room remains sealed during bullion transfer to the transport vehicle. All operations within the gold room will be subject to full-time closed-circuit television (CCTV) surveillance with security alarms provided to the security coordinator.

Two mess halls are incorporated in the plant and administration building areas. Both buildings have verandas attached to them. All meals are prepared at the village or accommodation camp outside the high security area and transported into the high security mess at mealtimes.

18.12	Accommodation Camp

The accommodation camp houses the senior level operations personnel. The remaining personnel are accommodated in the nearby town of Séguéla (house rentals, hotels, etc.).

The accommodation camp and facilities are for 204 staff not residing in the local area. For the underground mine operation, the camp will be upgraded to accommodate the extra personnel. The camp is located east of the process plant and consists of the following major components:

•	3 x 4-person manager style self-contained units complete with bedroom, ensuite bathroom and toilet.

•	16 x 12-person single room units complete with bedroom, ensuite bathroom and toilet.

•	Kitchen, dining, and wet mess facility.

•	Water treatment plant.

•	Sewage treatment plant.

•	Laundry facilities.

•	Administration office.

•	General ablution block.

•	Recreation facilities.

•	Security fencing/gates and security office.

18.13	Power Supply

Power supply is through a connection to the Compagnie Ivoiriennne d’Electricite (CIE) grid by a 2,400 m tee into the 90 kV powerline from the Laboa to Séguéla substation. The Séguéla substation is fed via an existing 90 kV transmission line from the 225/90 kV Laboa substation. The Laboa substation is part of a 225 kV ring main system around the country where various sources of generation are connected and, being a large ring main, offers a great deal of redundancy at 225 kV. The grid supply from Côte d’Ivoire is, by world standards, economically priced and much more financially favorable than other options including self-generation as the tariff is based on a mix of hydro and thermal generation with a large portion of hydro.

The company La Société des Energies de Côte d’Ivoire (CI-ENERGIES) own the National Interconnected Transmission System in Côte d’Ivoire, and CIE manages the electricity generation and transmission network for the Government.

The accommodation camp is supplied by two power sources. The primary source is electricity provided by CIE in Côte d’Ivoire, while the secondary source is a diesel generator. CIE power is given priority. In the event of a CIE power failure, the diesel generator will start

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automatically. Once CIE supply is restored, the system will automatically transfer back to CIE power and shut down the generator.

In the event of a power outage, the plant can maintain or resume plant operations when power from CIE is unavailable, either through island mode operation or during periods of load shedding due to reduced CIE supply.

Power supply specifications for the mine are comprised of the following:

•	8 × Caterpillar 3516 gensets, 0.4 kV, 50 Hz, 1.4 MW, 0.9 power factor.

•	Total Installed Capacity: 11.2 MW (8 units × 1.4 MW each).

•	Designed Operating Units: 7.

•	Designed Standby Units: 1.

•	Electrical Connection Point Capacity: 9 MW, 0.9 power factor, 11 kV, 50 Hz.

An additional emergency generator is also available to power essential equipment in the plant; this will automatically start and supply power when power is lost from the CIE grid.

The electrical loading figure estimates are shown in Table 18.1.

Table 18.1 Electrical load estimates for the Séguéla Mine

Connected load	12 MW
Maximum demand	9.5 MW
Average annual demand	7.6 MW*
Energy consumption	66.6 GWhr/yr

*At a load power factor of 0.95 lagging.

The maximum demand is defined as the maximum average load over any 30-minute period. The load factor is relatively constant except for the crushing circuit which is assumed to operate 75% of the time. The plant is assumed to operate 91.3% of the time. Power factor correction equipment has been provided to ensure a load power factor of 0.95 lagging. The average load represents the mean electrical demand when averaged over a one-year period.

There is an existing 33 kV powerline that runs within proximity to the Antenna and Boulder pits. As a result, 6.7 km of these powerlines were relocated.

18.14	Fuel Supply

Bulk fuel supply is provided by a fuel storage facility constructed north of the mine services area and stores diesel for the mine trucks, light vehicles, and users at the process plant. Day storage tanks are provided in the process plant. Diesel fuel dispensing is provided for mine trucks and light vehicles. The fuel supply and facilities are under a contract arrangement with an independent fuel provider.

18.15	Communications

Mobile phone coverage exists at the mine site. Telecommunications have been expanded to include voice, email, and internet traffic for the process plant, camp, and main office.

18.16	Plant Security

From a security perspective the Séguéla Mine footprint has been configured to be as small as practicable so that security personnel and systems have to cover as minimal an area as possible. The security provision consists of:

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•	Access control to the mine lease at several locations (including mine, plant and camp).

•	Read in/read out access control.

•	Two-stage gates for vehicle access.

•	Electronic surveillance including CCTV within the plant area and at several key locations around the property.

•	Physical and visual barriers.

•	Fencing (double, single and cattle).

•	Lighting.

•	Patrols.

•	Double security fencing encloses the process plant. This is demarcated as the high security area. A single security fence encloses the mining contractor’s area, main administration building area, laboratory, camp, magazine, and tailings storage facility. The security fence consists of a 1.8 m high fence with razor wire at the top of the support posts.

•	Electronic security has been provided by a reputable security system provider and will be audited by an independent security consultant experienced in security installations in Africa. It will be monitored by the security contractor.

•	Installation of and integrated security solution consists of a combination of various access control points, coupled with intruder detection devices, supported by CCTV cameras located across the site. Some of the remote cameras and access control locations are interlinked via the installation of a line-of-sight wireless network connection with a common receiver located appropriately to operate within “line of site” protocols.

18.17	Comments on Section 18

The QPs are of the opinion that the infrastructure required to support the open pits LOMP is in place.

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19	Market Studies and Contracts

19.1	Market Studies

The Séguéla Mine produces gold doré, which is readily marketable on an ‘ex-works’ or delivered basis to several refineries in Europe and Africa. There are no penalty elements that impact on the price or render the product unsalable.

19.2	Commodity Pricing

The Fortuna financial department provided gold prices using a five-year historical average and consensus commodity price projection. Fortuna established the pricing using a consensus approach based on long-term analyst and bank forecasts prepared in May 2025.

The long-term gold price used for estimating potential mineralized material in the LOMP plan was US$2,300/oz, based on the mean consensus prices from 2026 to 2028 of US$2,726/oz weighted at 40% and a five-year historical average of $2,023/oz weighted at 60%.

An elevated gold price of US$2,600/oz, using a 15% upside was used for the Mineral Resource estimate.

The economic analysis used a base case gold price of US$3,750/oz for 2026–2028 then US$3,000/oz from 2029 onwards.

19.3	Contracts

As part of Fortuna’s socio-economic commitment to the region and other local stakeholders, Fortuna’s preference is to award contracts to local businesses to the extent possible. Fortuna’s objective is to focus on opportunities for the residents and businesses of the region to participate in the Séguéla Mine, thereby establishing a role as an active member of the community and participant in the sustainable development of the region.

Numerous contracts are in place to conduct services on behalf of Roxgold Sango and are managed by Roxgold Sango, with major contracts including:

•	Receipt of gold doré from Roxgold Sango with METALOR Technologies S.A. to process/refine and either to buy or transfer the precious metal to a metal account designated by Roxgold Sango.

•	A contract is in place with Mota-Engil Cote d'Ivoire mining to conduct mining services such as ROM feed, mine development, grade control drilling, drill & blast, and load & haul activities to be conducted safely and efficiently within the production requirements range in accordance with the specifications, plans and schedules.

•	Provision for Séguéla Mine catering and facilities services with Tseebo Solutions Group Proprietary Limited (ATS).

•	Power supply for Séguéla Mine facilities and infrastructure including camp facilities, processing plant and administration facilities provided by Cote d’Ivoire Energies.

•	Fuel supply for Séguéla Mine equipment and infrastructure including the Mining Services Contractors equipment, a free issue item by Roxgold Sango provided by Total Energies.

•	Séguéla Mine site security for all areas within Roxgold Sango’s tenement provided Group 4 Securities (G4S).

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•	Processing plant and grade control metallurgical assaying and testing provided by SGS laboratory.

•	Processing plant maintenance activities, including mill relining services, provided by Miltrac International Limited.

•	Supply of forged grinding balls for processing activities through Sourcing and Procurement arrangements.

•	Supply of lime and chemical reagents required for processing activities provided by Picchio Company Ltd and Nowata Ivory Coast SARL.

•	Gold refining inspection and verification services supporting doré shipment and settlement provided by Bureau Veritas Commodities UK Limited.

•	Reactor lease arrangements supporting gold processing activities provided by Gold Ore Pty Ltd.

•	Provision of on-site power generation, backup power systems, and associated installation and services provided by ALTAAQA Alternative Solutions.

•	Provision of backup power services for the Séguéla site provided by ECG Engineering Pty Ltd.

In addition to the contracts listed above, Roxgold Sango conducts competitive tender processes for selected services and supplies to support ongoing operations and planned activities.

At the Report effective date, several tender processes are ongoing or planned for execution into 2026 and are intended to ensure operational continuity, cost competitiveness, and alignment with local content objectives. The timing and outcomes of these tender processes are subject to internal approvals and operational requirements, and no material changes to the overall operating framework of the Séguéla Mine are anticipated.

19.4	Comments on Section 19

The QP has reviewed the information provided by Fortuna on metal price projections and exchange rate forecasts and notes that the information provided is consistent with what is publicly available for industry norms.

Long-term metal price assumptions used in this Report are based on a consensus of price forecasts for those metals estimated by numerous analysts and major banks. Over several years, the actual metal prices can change, either positively or negatively, from what was earlier predicted. If the assumed long-term metal prices are not realized, this could have a negative impact on the operation’s financial outcome. At the same time, higher than predicted metal prices could have a positive impact.

The doré produced by the mine is readily marketable.

The QP has reviewed the marketing assumptions and the current major contract areas and considers the information acceptable for use in estimating Mineral Reserves and in the economic analysis that supports the Mineral Reserves.

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20	Environmental Studies, Permitting and Social or Community Impact

20.1	Environmental Studies

Following environmental and social studies, public consultations and examination by applicable governmental authorities in 2019 and 2020, the Ivorian ministry of in charge of Environment approved the initial environmental and social impact assessment (ESIA) for Séguéla Mine according to Decree No. 261/MINEDD/ANDE of September 22, 2020. This ESIA allowed the Séguéla Mine to be built and to operate in accordance with the conditions listed in the environmental permit application and the decree.

This initial ESIA included a conceptual resettlement action plan (RAP) for physical and/or economic displacement of people or communities and a conceptual mine closure plan. Roxgold Sango finalized and validated the operational RAP with key stakeholders including concerned communities, local authorities, and government technical services in December 2022, along with a stakeholder engagement plan, a livelihood restauration plan and a cultural heritage management plan. These plans were prepared following International Finance Corporation (IFC) Performance Standards guidelines.

A second ESIA was recently undertaken to permit the exploitation of new satellite open pits. Environmental and social studies were started in 2024, with public consultations and examination by the applicable governmental authorities in 2025, resulting in approval by the ministry in charge of Environment through Decree N° 378/MINEDDTE/ANDE of August 8, 2025. This ESIA allows Séguéla Mine to expand its open pit mining operations to cover a total of 10 open pit complexes (Ancien, Antenna, Agouti, Badior, Boulder, Kestrel, Kingfisher, Koula, Gabbro North, and Sunbird) and continue processing the ore in its existing processing plant, tailings storage facility and associated infrastructure.

This second ESIA similarly included an updated conceptual resettlement action plan (RAP) and an updated conceptual mine closure plan. Roxgold Sango is in the process of updating its operational RAP to account for the new satellite pits, along with its stakeholder engagement, livelihood restauration and cultural heritage management plans – following again IFC Performance Standards guidelines.

Any further significant changes to the future operations at Séguéla Mine that may impact the environment, community and social relations may require Roxgold Sango to inform of any material changes and/or submit an application to the relevant authorities to update the existing ESIAs or undertake new ESIAs.

The potential to conduct underground mining has been identified at the Sunbird deposit, and there are opportunities to investigate underground mining at some of the other deposits. A study was completed in 2025 on the potential for an underground mine in conjunction with an open pit mine at the Sunbird deposit, with a more detailed study planned in 2026. Based on these studies, Roxgold Sango plans to submit applications to the relevant authorities in 2026 to permit Sunbird underground mining, including updating existing ESIAs or undertaking a new ESIA for the underground project.

20.2	Permitting

The initial environmental approval required to develop the Séguéla Mine was decreed by the Ivorian Environment minister and was necessary for the issuance of the exploitation permit. Roxgold Sango contracted the consulting firm Cabinet d’Etudes, Conseils d’Assistance et de

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Formation (CECAF) to undertake the project baseline studies and compile the initial ESIA required to obtain the environmental decree. The ESIA identifies the potential social and environmental impacts of the development of the project and proposed mitigation measures. Part of the ESIA, which includes a conceptual resettlement action plan (RAP), was developed for any physical and/or economic displacement of people or communities as a result of the development of the mine. The ESIA also included a conceptual mine closure plan.

Following environmental and social studies, public consultations, and governmental examination, the ESIA for the Séguéla Mine was approved by the Ministry of Environment and Sustainable Development by decree signed on September 22, 2020 (Decree No.00261 dated September 22, 2020, an ESIA approval for the exploitation of a gold mine in Séguéla department). This environmental decree allowed the mine to be built and requires it to operate in accordance with the conditions listed in the environmental permit application file and the decree.

Following the environmental decree, an exploitation permit was granted by right, by decree taken in Council of Ministers, to the holder of the exploration permit which proved by way of a feasibility study that there is a deposit within its exploration permit.

The holder of an exploitation permit has an exclusive right to exploit the deposits within the limits of its perimeter, and the right to transport or to arrange the transport of the extracted ore, the right to trade with the ore on the internal or external markets and to export it. It is also allowed to establish the necessary facilities to condition, treat, refine, and transform the ore.

Unlike exploration permits, exploitation permits are indivisible, immovable rights that may be mortgaged subject to approval by the Minister of Mines.

The Mining Code requires the exploitation permit holder to establish a company under Ivorian law, the sole purpose of which is to exploit the deposit located within the perimeter. The permit is then transferred to the exploitation company.

The exploitation permit was granted by the Council of Ministers on December 9, 2020. This permit covers an area of 353.6 km2 and is valid for 10 years.

A mining convention is then negotiated between the State and the holder of the exploitation permit. The mining convention was signed on November 24th, 2025.

The convention's main purpose is to stabilize the tax and customs regime applicable to the exploitation operations; however, the mining code does not limit its purpose, and other essential rights, obligations and conditions may be incorporated into the convention. The decree implementing the mining code further provides for the main obligations to be included in the mining convention, the rights and obligations of the titleholder and the undertakings of the State. In any case, the convention cannot derogate from the provisions of the mining code and the decree implementing the mining code.

In exchange for the exploitation permit, the State obtains a 10% free-carried and non-dilutable participation in the share capital of the operating company.

Other permits and approvals required for mine activities (e.g. fuel and explosives) have been obtained prior to the commencement of the relevant works. Roxgold Sango has initiated the process of obtaining its classification under the Installations Classified for Environmental Protection (ICPE) scheme from the Ivorian Anti-Pollution Centre (Ciapol). This process was initiated after the beginning of production as required by Ivorian regulations, with an agreement in principle reached in 2023. The ultimate signature of the associated decree is expected in 2026.

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In 2024, a second ESIA was initiated to enable exploitation of additional satellite open pits not initially planned in the initial Séguéla ESIA. This process was successfully approved by relevant authorities and resulted in Decree N°378/MINEDDTE/ANDE dated August 8, 2025 enabling Roxgold Sango to mine these new satellite pits and process them with the existing ore processing facilities at Séguéla Mine.

Roxgold Sango plans to submit applications to the relevant authorities in 2026 to permit underground mining at Sunbird, including updating existing ESIAs or undertaking a new ESIA for the underground project. Sunbird underground mining is anticipated to become fully permitted by 2027.

20.3	Environmental Monitoring

Operations comply with national environmental requirements. Roxgold Sango monitors the environmental aspects of its operations following the monitoring requirements of both the initial 2020 ESIA and the 2025 satellite pit expansion ESIA, as detailed in their respective Environment and Social Monitoring Plans (ESMPs).

Additional requirements arise from the Installations Classified for Environmental Protection process, for which an agreement in principle has been achieved with the Ivorian Anti-Pollution Centre (Ciapol) since 2023, with associated annual fees paid since then. A formal Decree remains to be formally signed as of the present date and is expected to be signed in 2026. If additional programs are required, they will be added to the existing monitoring programs.

Regular monitoring reports are communicated at least annually to the regulators ANDE and Ciapol. The following subsections summarize the key components of the environmental monitoring programs.

20.3.1	Air, Noise and Vibration Monitoring

Major sources of air emissions in the Séguéla Mine area include dust from road traffic and rock crushing, as well as gas emissions from the plant. The air quality monitoring plan includes measurement of total particles, PM10 and PM2.5. Dust monitoring includes potential exposure of neighboring communities. The noise monitoring program includes LAeq noise measurement for day and at night periods at different locations to take into account the diversity of activities that are sources of noise, as well as the different noise receptors, including potential community receptors. Ground vibration and acoustic overpressure are measured by the blasting contractor for each blast and reported to the site Environmental team for compilation and monitoring.

20.3.2	Water Monitoring

The water monitoring program includes surface, ground, waste, and potable water monitoring at multiple locations on the mine site, worker accommodation camp, and neighboring communities, as defined by the impact assessment, based on type and magnitude of emissions, sources, effects, and receptors. Monitoring parameters and periodicity depend on water types analyzed, and are also based on impact assessment, with periodicity ranging from daily to quarterly. Monitoring parameters include physical, chemical, and biological indicators. It is important to note that the mine site is designed to have no industrial water discharge into the environment as the water from the tailings facility is recycled into the process plan.

20.3.3	Biodiversity Monitoring

Prior to mine construction, floristic inventories were undertaken with the national Water and Forestry services, which resulted in tree nurseries and planting to compensate for the disruption caused due to the new infrastructure. These nurseries and planting initiatives are

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monitored in terms of growth and yield. As part of the work permit system for the mine site, the Environmental department is notified before any physical work is performed to authorize and monitor any additional impacts on biodiversity. Visual inspections of the TSF include observations of any deceased fauna in the TSF area, with no occurrences reported as of the effective date of this Report.

20.3.4	Water Management Monitoring

The Séguéla Mine has a dedicated waste sorting and management center. The waste management plan includes waste stream quantification, treatment, and reporting as appropriate for the different types of waste generated by operations, including industrial, domestic, inert, hazardous, and non-hazardous waste streams. Relevant waste streams are treated by specialized external waste management contractors that are certified by national regulators CIAPOL and the National Waste Management Agency (ANAGED). Mining waste, including waste rock and tailings, are quantified, treated, and controlled by the respective mining and process departments, according to the prescriptions indicated in the ESIA and the project design. Monitoring of acid rock drainage as well as multi-element leaching, and enrichment potential is performed monthly.

20.3.5	Energy and GHG Monitoring

The quantification of greenhouse gas emissions is carried according to the Fortuna Scope 1 and 2 Carbon Footprint Calculation Handbook. This includes the monitoring of total fuel consumption per mine unit, broken down by non-renewable sources (e.g., diesel, gasoline, liquified petroleum gas) and renewable sources (e.g., biofuels, biomass), total electricity consumption, total heating consumption, total cooling consumption, total steam consumption. The data are reported on a monthly basis.

A 6 MWp photovoltaic solar power plant has been in development since 2024, to complement the power supply from the national network. It is expected to come online in 2026 and will significantly reduce greenhouse gas emissions at Séguéla Mine, in line with Fortuna’s policies and commitments.

20.3.6	Artisanal Mining Monitoring

Artisanal and small-scale mining (ASM) activities in the Séguéla area and its surroundings can be characterized as unauthorized, dispersed, intermittent and not mechanized. As of the effective date of this Report, there are no permanent illegal or authorized ASM settlements on the identified deposits of the Séguéla Mine or nearby, with only a few hundred ASM miners present from time to time in the Project area outside of the mining operation areas. The implementation of a stakeholder management plan has ensured a good relationship between Roxgold Sango and the local authorities, village leaders, and landowners. In addition, regular monitoring of the occupancy of the land around the deposits, exploration prospects and targets and the intervention of the authorities to avoid the establishment of organized ASM lead to an effective control of the ASM activities in the Séguéla Mine area.

20.3.7	Tailings Storage Facility Monitoring

There are routine dam safety inspections to monitor dam performance during operations. The stability and seepage performance of the TSF has been reviewed to meet international guidelines and standards, including GISTM. Monitoring instrumentation was incorporated into the design to facilitate detection of any potential issues which may arise during operations. The monitoring program includes monitoring bores, downstream surface water sampling, standpipe piezometers within TSF embankments to monitor the phreatic surface, settlement

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pins on embankments to monitor movement. Piezometers and monitoring bores are checked monthly for water levels and quarterly for water quality.

20.4	Social and Community Impact

20.4.1	Stakeholder Engagement

In Côte d’Ivoire, a consultative and participative approach is in many ways part of the culture of the society and adopted by governmental authorities. This is evident for example, through the numerous decentralized structures and multi-stakeholders’ committees from the central government to villages. In the case of large scale projects like a mine, there are rules and regulations to ensure the implementation of standard engagement processes, such as Law No. 96-766 of October 3, 1996 on the Environment Code which mentions that everyone has the right to be informed about the state of the environment and to participate in pre-decision-making processes that may have an adverse effect on the environment or the environmental permitting process that includes mandatory public consultations (Articles 35).

Roxgold Sango recognizes stakeholder engagement as a prerequisite for acquiring and maintaining the sustainable Social License to Operate and as a core element for good social risk management. Roxgold Sango therefore sees stakeholder engagement as a broader, more inclusive, and continuous process that should span the entire life of mine.

Since the implementation of a Roxgold Sango stakeholder engagement framework in 2019, regular consultations have been held with the national Government and local authorities, both traditional (village chiefs and notabilities) and governmental (administration and technical services), as well as local organizations such as village-level women’s, youth, religious or artisanal mining associations. A Mining Project Community Monitoring Committee was created in November 2020 including stakeholders from the local authorities, villages’ leaders, youth women and persons directly affected by the Séguéla Mine (e.g., landowners and farmers). Since 2022 stakeholder engagement activities have been recorded as part of Community Relations performance tracking, including with communities and local authorities. Similarly to the process used for the initial ESIA in 2019-2020, formal stakeholder consultations and a public inquiry occurred in 2025 as well, as part of the ESIA process for the satellite open pits mine expansion project.

By the end of the first quarter of 2021, a first training program for the neighboring communities was organized with 42 young people trained as masons, carpenters, plumbers, and electricians. All were hired by the Séguéla Mine. In 2022, a total of 25 local youth were trained as process operators and junior metallurgists at a dedicated mining training center including an internship at Fortuna’s Yaramoko Mine, with 23 hired in 2023 to work at the Séguéla Mine (21 at the process plant and 2 with contractors). Also in 2023, a further 20 youths were trained in machinery driving. In 2024 and 2025, 90 community members were trained in entrepreneurship and 120 in beekeeping. Women were empowered through the establishment of Savings and Credit Associations in villages, which saved more than 15,000,000 FCFA in 2025.

The formal Stakeholder Engagement Plan was presented and validated by the Mining Project Community Monitoring Committee on December 21, 2022. This document will be periodically updated to reflect operations and context evolution.

In 2024 and 2025, Roxgold Sango facilitated TSF engagement opportunities. The engagement involved local village leaders, local government officials as well as regional officials to learn hands-on experience about the TSF design robustness, operational plans, and safety aspects.

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Roxgold Sango facilitated a presentation with Q&A followed by a guided field visit of the TSF. It was well received, and local press also participated in the exercise.

20.4.2	Social Investment and the Local Development Fund

An operating mining company in Côte d’Ivoire must contribute to community development via a Local Development Fund according to Decree No. 2014-397. Roxgold Sango’s local development program aims to contribute to the sustainable development of its host communities. It is organized into two main components:

(a) Statutory Contribution to the Local Development Mining Fund: this commenced when production began in May 2023, and amounts to 0.5% of gross revenues of the mine per year over the life of mine. The amount will vary depending on production levels and the price of gold.

(b) Voluntary Contributions to Local Development through investments in:

•	Water and sanitation – assistance in road and village allotment clearing and creation of sanitation committee in Kouégo which provides waste management support.

•	Education – construction of school classrooms in the villages of Bangana and Kouégo.

•	Food security – development of a market gardening project in support of women reconverting from traditional ASM, and development of casava fields with the women of the impacted villages.

•	Community health and safety – safety driving awareness in conjunction with a fuel supply partner.

20.4.3	Land Acquisition

The development of the Séguéla Mine involved the deployment and operation of physical assets including mining pits, waste rock dumps, process plant, a TSF and assorted infrastructure. This development resulted in economic and physical displacement in the Séguéla Mine area and was managed by Roxgold Sango in accordance with Ivorian law and International Finance Corporation Performance Standard 5.

A RAP was prepared and validated by the Mining Project Community Monitoring Committee in December 2022 and presented the commitments agreed by all parties to cover eligibility, entitlements, implementation schedules and accompanying measures such as cultural heritage management and livelihood restoration programs. This RAP is continuously updated as new land acquisitions are required for mine development, including notably for the new satellite open pits covered by the 2025 ESIA.

As of December 2022, resettlement covered 1,161 ha of land, including 377 ha of crops owned by seven landowners and 193 farmers, as well as 78 households and 98 ancillary structures requiring physical relocation. In addition, six sacred sites were affected, with mitigation measures described in the Cultural Heritage Management plan. Financial resources allocated for Resettlement Action Plan implementation include 460 million West African Francs (FCFA) in compensation for land, 850 million FCFA for crops, and 230 million FCFA for buildings, as well as human resources to carry out activities through the Roxgold Sango Sustainable Development team, assisted by specialized consultants and partners.

by the Report effective date, 328 ha of land including 191 ha of crops owned by eight landowners and 123 farmers had been compensated. Twenty-five households were relocated

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and 101 other structures relocated. In total 184 million FCFA were paid for the physical resettlement of the households, 849 million FCFA for crops compensation, and 131 million FCFA for land compensation.

Impacted households are eligible for the Livelihood Restoration Program, which outlines measures taken to replace income impacted by project activities beyond compensation. The Séguéla Project also pays special attention to vulnerable households and women in terms of consultation and programming. The Livelihood Restoration Program is articulated around the following programs:

•	Production for production programs.

•	Financial education programs.

•	Livestock support programs.

•	Savings and credit associations

•	Vulnerable persons support programs.

In 2025, as part of the expansion of the operation to include Badior, Kestrel, Kingfisher, and Sunbird deposits, as well as the Gabbro North prospect, the same process of land acquisition was executed.

Fortuna recognizes stakeholder engagement as a prerequisite for acquiring and maintaining the sustainable Social License to Operate and as a core element for good social risk management.

A detailed Stakeholder Engagement Plan has been developed to identify among other requirements: stakeholder consultation, participation, and disclosure activities.

In addition, a Grievance Management Mechanism was developed at an early stage of the Project to take into account complaints that may relate to unmet expectations, build-up of nuisances, compensation for damages, eligibility criteria for compensation by the Project, perceptions, and attitudes of the parties toward the mining sector, or the quality of services and assistance provided to the parties by mining activities.

A voluntary social investment or corporate social responsibility program is also in place, aiming to support local socio-economic development.

20.5	Mine Closure Plan

Roxgold Sango is committed to conducting its mineral exploration, development and operating activities in a manner consistent with internationally recognized guidelines and principles for Sustainable Development and Corporate Social Responsibility. Applicants for exploitation permits are obliged to provide, at the same time as the ESIA, a plan for the closure and rehabilitation of the mine. Roxgold Sango included a conceptual mine closure plan in its initial ESIA, which is continually updated throughout the life of the Séguéla Mine, notably in the second 2025 ESIA for the exploitation of new satellite open pits.

The mine closure plan assumes that mined areas will be reclaimed to a safe and environmentally sound condition consistent with closure commitments developed in compliance with the Mining Code (Law No. 2014-138 dated 24 March 2014) of Côte d’Ivoire, applicable regulations, and consistent with International Finance Corporation Performance Standards and other guidelines.

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In accordance with the Mining Code of Côte d’Ivoire, holders of exploitation permits are required to open an escrow account for the rehabilitation of the environment domiciled in a financial institution of first rank in Côte d’Ivoire. This account is used to cover the costs related to the environmental rehabilitation plan at the end of operation. Amounts are paid into this account according to a scale established by the relevant administrative structures and are recorded as expenses in the context of the determination of the tax base on industrial and commercial profits. The holder of an exploitation permit or the beneficiary of an industrial or semi-industrial exploitation permit is obliged to supply this account. The methods of supplying and operating the escrow accounts are defined by decree.

At this stage of the Séguéla Mine operations, Roxgold Sango has assumed the preferred final post-closure land use will be a natural landscape commensurate with the surrounding land uses where possible, which are currently mainly small-scale agriculture, fallow land, and forest. Specific closure objectives may be tied to the final land use for the Séguéla Mine area, which will be determined in collaboration with local authorities and other project stakeholders.

It is expected that mine closure works are likely to span a period of approximately 12–24 months after closure. This will be followed by a period of post-closure monitoring and maintenance, which is envisaged as the statutory duration of a total of five years after the cessation of operations but may extend longer depending on monitoring results against closure criteria.

As at the effective date of this Report and in compliance with national regulations, the projected total cost required to close present and future infrastructure at the Séguéla Mine is $15.1 million (Table 20.1) as developed from the conceptual mine closure plan prepared for the 2020 and 2025 ESIAs by Roxgold Sango with the assistance of specialized consultants CECAF International and Trajectory, and assuming the exploitation of all initial and satellite open pit deposits, based on the prevailing geophysical and social context as well as benchmarking against existing mining projects in Côte d’Ivoire.

Complementary closure costs associated with underground mining at Sunbird will be estimated as part of the technical studies undertaken during the Sunbird underground ESIA planned for 2026 and 2027.

Table 20.1 Summary of ESIA Conceptual Closure Costs (open pit mining only)

Area	Cost (MUS$)
10 open pits	0.38
Waste rock dumps	3.87
Process plant and infrastructures	0.62
Tailings storage facility	7.51
Water storage dam	0.15
Internal and external roads	0.21
Mobilization and demobilization	0.25
Closure and rehabilitation management	1.27
Maintenance and repairs	0.38
Monitoring and control	0.45
Total mine rehabilitation and closure costs	15.1

20.6	Comments on Section 20

It is the opinion of the QP that the appropriate environmental, social and community impact studies have been conducted to date for the Séguéla Mine, and that Roxgold Sango has maintained all necessary environmental permits that are required for open pit mining operations at the Ancien, Antenna, Agouti, Badior, Boulder, Kestrel, Kingfisher, Koula, and

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Sunbird deposits, as well as the Gabbro North prospect and the maintenance of mining and ore processing activities.

A study was completed in 2025 on the potential for an underground mine in conjunction with an open pit mine at the Sunbird deposit, with a more detailed study planned in 2026. Based on these studies, Roxgold Sango plans to submit applications to the relevant Ivorian authorities in 2026 to permit Sunbird underground mining, including updating existing ESIAs or undertaking a new ESIA for the underground project. Sunbird underground mining is scheduled to become fully permitted by 2027. In the QP’s opinion, the Sunbird underground permitting pathway is technically feasible and in terms of schedule, and compliant with national regulations and industry practices.

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21	Capital and Operating Costs

21.1	Introduction

The Séguéla Mine is a producing operation managed by Roxgold Sango, having mined an open pit operation since April 2023. Capital and operating cost estimates are based on the established cost experience gained from the operation, projected budgets, and quotes from manufacturers and suppliers.

21.2	Sustaining Capital Cost Estimates

Sustaining capital costs were estimated as part of the LOMP. Capital costs include all investments in ongoing mine development access for various open pits, brownfield exploration, waste capitalization (stripping) minor mine equipment, plant equipment, permits and others to maintain the mine and plant facilities to sustain the continuity of the operation. These capital costs are divided into four main areas: mine development, capitalized stripping, brownfields exploration, and equipment and infrastructure. Brownfield exploration involves the investigation of areas to increase confidence in currently defined Mineral Resources with infill delineation drilling included in these costs. Equipment and infrastructure costs are attributed to all departments of the operational areas, including open pit and underground mining, plant, permits, information technology, security, environmental, tailings, management fees to support the capital projects management and closure costs.

Waste capitalization (stripping) refers to the cost of removing the overburden or waste rock that overlays a mineral deposit in order to access and extract the mineralized material.

Equipment and infrastructure costs are attributed to all departments of the operation including mine (open pit and underground), plant, permits, information technology, security, environmental, tailings, management fees to support the capital projects management and closure costs.

A summary of the sustaining capital cost estimate for the mine is presented in Table 21.1.

Table 21.1 Estimated Annual Sustaining Capital Costs

Area	Units	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	Total
Mine development	$M	2.4	2.2	2.8	1.8	1.3	0.5	0.1	-	-	-	11.1
Capitalized stripping	$M	31.0	29.0	16.0	16.5	34.5	10.7	7.8	3.1	-	-	148.6
Brownfields Exploration	$M	14.0	10.0	10.0	10.0	-	-	-	-	-	-	44.0
Equipment and Infrastructure	$M	14.8	12.0	11.8	13.0	12.0	9.8	4.6	4.6	4.6	1.1	88.3
Mine OP	$M	2.7	1.1	0.5	0.9	0.5	0.1	-	-	-	-	5.8
Mine UG	$M	6.2	7.3	6.2	6.0	6.9	5.1	-	-	-	-	37.7
Plant	$M	3.0	3.2	4.7	5.7	4.2	4.2	4.2	4.2	4.2	0.7	38.3
Permits, IT, sec., env.	$M	2.5	-	-	-	-	-	-	-	-	-	2.5
Manag. Fees - capex	$M	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	4.0
Total	$M	62.2	53.2	40.6	41.3	47.8	21.0	12.5	7.7	4.6	1.1	292.0

An additional $15.8 million of non-sustaining capital is required for development and supporting infrastructure of for the planned underground mine in 2026 and $36.1 million in 2027.

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21.3	Operating Cost Estimates

Operating costs are based on actual costs incurred at the site and current budget and LOMP and projected cost for the underground mine. The production plan drove the calculation of the mining and processing costs, as the mining mobile equipment fleet, workforce, contractors, power, and consumables requirements were calculated based on specific consumption rates. Consumable prices and labour rates are based on current contracts and agreements

Total estimated operating costs averaging $100.61/t processed for open pit operations and $129.18/t processed for underground operations for the life of mine, this estimate is presented in Table 21.2.

Table 21.2 Life-of-Mine Operating Costs

Cash Costs	Units	Value (US$/t)
Mining OP	US$/t mineralized material mined	63.29
Mining UG	US$/t mineralized material mined	84.56
Processing	US$/t processed mineralized material	21.28
General and Administrative	US$/t processed mineralized material	16.04

21.3.1	Mining Operating Cost Estimate

Open pit operating costs were derived from current site and budget costs. The underground operating costs are based on first principles owner mining costs and RFQ proposal costs. Each deposit’s mining cost estimates are detailed in the following sub-sections.

Further to the open pit mining cost estimates are additional owner mining costs that are not directly attributable to each open pit deposit. These costs cover the contractor management fee, ROM loader costs, rise and fall cost adjustments, energy, laboratory costs, technical services and mining overheads. Owner mining costs for the open pit operations have been calculated at $19.66/t processed mineralized material and are included in the $63.29/t of mineralized material mined for the LOMP.

Agouti Operating Cost Estimate

Mining costs for the Agouti pit are estimated at $41.06/t of ore mined and presented in Table 21.3, inclusive of mine development activities and capitalized stripping. This estimated cost is higher than that of the Antenna pit, primarily due to the longer haulage distance to the ROM pad. The Agouti pit is located approximately 3.4 km from the ROM pad, compared to less than 1.0 km for the Antenna pit. In addition to the increased haulage distance, waste mining has contributed materially to the higher overall cost at Agouti, reflecting its relatively higher stripping ratio compared to Antenna.

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Table 21.3 Agouti Operating Cost Estimate for the LOMP

Agouti Operating Cost Estimate	LOM Value (MUS$)	US$/t ore mined
Blast Drilling - Mineralized material	1.9	2.56
Blast Drilling - Waste	0.6	0.79
Blasting - Mineralized material	4.3	5.83
Blasting - Waste	2.1	2.79
Load and Haul Waste	7.8	10.49
Load and Haul ROM	2.2	2.88
Grade Control	0.4	0.57
Diesel	5.4	7.23
Mine Development & Capital Strip	5.9	7.92
Total	30.6	41.06

Ancien Operating Cost Estimate

Mining costs for the Ancien pit are estimated at $63.42/t of ore mined. The estimate (Table 21.4) includes mine development activities, capitalized stripping, grade control drilling, drill and blast operations, and load and haul to the respective destinations. It also includes rehandling and transportation of ore at a distance of approximately 6 km from the ex-pit stockpiles to the ROM pad. The primary contributor to the higher mining cost is capitalised stripping, reflecting a relatively high stripping ratio of 19.9:1, which resulted in increased waste removal to expose ore.

Table 21.4 Ancien Operating Cost Estimate for the LOMP

Ancien Operating Cost Estimate	LOMP Value (MUS$)	US$/t ore mined
Blast Drilling - Mineralized material	4.1	4.00
Blast Drilling - Waste	0.3	0.26
Blasting - Mineralized material	9.6	9.31
Blasting - Waste	1.8	1.77
Load and Haul Waste	7.4	7.15
Load and Haul ROM	3.5	3.36
Grade Control	0.8	0.77
Diesel	5.9	5.71
Mine Development & Capital Strip	32.0	31.09
Total	65.3	63.42

Antenna Operating Cost Estimate

Mining costs for the Antenna pit are estimated at $25.04/t of ore mined and are presented in Table 21.5. The estimate includes mine development costs and capitalized stripping, particularly associated with stage 4 mining. Waste mining represents the second largest cost component, primarily due to the increased haulage distance to the TSF, where waste from the Antenna pit is transported for use in the tailings dam lifts construction.

Antenna has the lowest ore haulage cost due to its close proximity to the ROM pad. In addition to the reduced incremental ore haulage distance, the unit mining cost per tonne of ore mined is lower than that of other pits due to the relatively high ore tonnage which diluted the fixed costs.

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Table 21.5 Antenna Operating Cost Estimate for the LOMP

Antenna Operating Cost Estimate	LOMP Value (MUS$)	US$/t ore mined
Blast Drilling - Mineralized material	3.2	1.34
Blast Drilling - Waste	1.5	0.63
Blasting - Mineralized material	8.9	3.70
Blasting - Waste	4.3	1.77
Load and Haul Waste	10.8	4.47
Load and Haul ROM	3.9	1.62
Grade Control	1.1	0.45
Diesel	7.7	3.19
Mine Development & Capital Strip	19.0	7.87
Total	60.3	25.04

Badior Operating Cost Estimate

Mining costs for the Badior pit are estimated at $72.53/t of ore mined. The estimate (Table 21.6) includes mine development, capitalized stripping, and mining operations. The principal cost components comprise mine development activities, including haul road construction and capitalised stripping, which together account for approximately $28.73/t of the ore mined operating cost estimate, as well as waste mining costs of approximately $16.57/t of ore mined.

The elevated mine development and waste mining costs are primarily attributable to the deposit’s high stripping ratio of 20.8:1 and the relatively lower ore tonnage available for dilution of fixed costs.

Table 21.6 Badior Operating Cost Estimate for the LOMP

Badior Operating Cost Estimate	LOMP Value (MUS$)	US$/t ore mined
Blast Drilling - Mineralized material	1.4	3.48
Blast Drilling - Waste	0.4	0.90
Blasting - Mineralized material	3.2	8.02
Blasting - Waste	0.9	2.11
Load and Haul Waste	6.7	16.57
Load and Haul ROM	0.8	2.10
Grade Control	0.2	0.55
Diesel	4.1	10.07
Mine Development & Capital Strip	11.6	28.73
Total	29.3	72.53

Boulder Operating Cost Estimate

Overall mining costs for the Boulder pit are presented in Table 21.7 and are estimated at $30.70/t of ore mined. The primary cost components are mine development and waste mining, which account for approximately 22.7% and 22.1% of the total mining cost, respectively.

While the total mining cost for Boulder is low relative to other pits, the unit cost per tonne of ore mined is comparatively higher due to the lower contained ore tonnage, which limits the dilution of fixed costs.

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Table 21.7 Boulder Operating Cost Estimate for the LOMP

Boulder Operating Cost Estimate	LOMP Value (MUS$)	US$/t ore mined
Blast Drilling - Mineralized material	0.9	1.71
Blast Drilling - Waste	0.3	0.64
Blasting - Mineralized material	2.0	3.83
Blasting - Waste	1.1	2.14
Load and Haul Waste	3.6	6.80
Load and Haul ROM	1.2	2.24
Grade Control	0.3	0.62
Diesel	3.1	5.75
Mine Development & Capital Strip	3.7	6.97
Total	16.4	30.70

Koula Operating Cost Estimate

The Koula pit is a low tonnage, high grade deposit with a stripping ratio of approximately 27.0:1. Mining costs are estimated at $83.21/t of ore mined (Table 21.8), reflecting the significantly elevated stripping ratio. The principal components of the mining costs consist of mine development and capital strip and waste mining. Mine development costs are largely driven by capitalized waste stripping.

Table 21.8 Koula Operating Cost Estimate for the LOMP

Koula Operating Cost Estimate	LOMP Value (MUS$)	US$/t ore mined
Blast Drilling - Mineralized material	3.8	5.39
Blast Drilling - Waste	1.3	1.83
Blasting - Mineralized material	8.7	12.53
Blasting - Waste	3.0	4.26
Load and Haul Waste	15.7	22.58
Load and Haul ROM	1.4	1.96
Grade Control	0.3	0.50
Diesel	6.2	8.97
Mine Development & Capital Strip	17.5	25.19
Total	57.9	83.21

Kingfisher Operating Cost Estimate

Similar to the Antenna deposit, Kingfisher is a high tonnage, low grade deposit with a stripping ratio of approximately 7.49:1. Mining costs are estimated at $29.13/t of ore mined, inclusive of mine development, capitalized stripping, and routine mining operations, this breakdown can be seen in Table 21.9.

In terms of total mining expenditure, Kingfisher represents the second highest total cost at approximately $102 million, after Sunbird at approximately $149 million. However, Kingfisher records the second lowest unit mining cost per tonne of ore mined, after Antenna at $25.04/t, due to the higher ore tonnage, which dilutes fixed mining costs.

Table 21.9 Kingfisher Operating Cost Estimate for the LOMP

Kingfisher Operating Cost Estimate	LOMP Value (MUS$)	US$/t ore mined
Blast Drilling - Mineralized material	5.2	1.48
Blast Drilling - Waste	1.8	0.50
Blasting - Mineralized material	11.8	3.36
Blasting - Waste	4.5	1.27
Load and Haul Waste	22.6	6.45
Load and Haul ROM	7.6	2.18
Grade Control	1.7	0.47

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Kingfisher Operating Cost Estimate	LOMP Value (MUS$)	US$/t ore mined
Diesel	10.3	2.95
Mine Development & Capital Strip	36.7	10.47
Total	102.1	29.13

Sunbird Operating Cost Estimate

Mining costs at the Sunbird pit (Table 21.10) are significantly influenced by the high stripping ratio of approximately 20.4:1. The estimated mining cost, inclusive of mine development, capitalised stripping, and routine mining operations, is $62.32/t of ore mined.

Sunbird is located approximately 2.5 km from the ROM pad, similar to the Boulder pit; however, its unit mining cost is roughly double that of Boulder. The substantially higher cost at Sunbird is primarily attributable to the higher stripping ratio. Mine development and waste stripping together account for approximately 57.7% of the total Sunbird mining cost per tonne of ore mined.

Table 21.10 Sunbird Open Pit Operating Cost Estimate for the LOMP

Sunbird Operating Cost Estimate	LOMP Value (MUS$)	US$/t ore mined
Blast Drilling - Mineralized material	7.7	3.21
Blast Drilling - Waste	1.7	0.72
Blasting - Mineralized material	17.6	7.38
Blasting - Waste	7.9	3.32
Load and Haul Waste	52.8	22.09
Load and Haul ROM	5.0	2.09
Grade Control	1.1	0.48
Diesel	21.9	9.17
Mine Development & Capital Strip	33.2	13.86
Total	149.1	62.32

Sunbird Underground Operating Cost Estimate

Sunbird underground operating costs (Table 21.11) are derived from a fixed and variable unit cost structure from a mining schedule with development and production rates based on contractor RFQ returns and first principles Owner mining cost model calculations.

Table 21.11 Sunbird Underground Operating Cost Estimate for the LOMP

Underground Operating Cost Estimate	LOMP Value (MUS$)	US$/t ore mined
Lateral Development Operating	26.2	7.56
Haulage Operating Development	2.4	0.70
Ground Control Operating	16.3	4.69
Haulage Operating Stoping	23.4	6.75
Vertical Development Operating	4.8	1.38
Longhole Drilling Operating	6.7	1.92
Longhole Charging Operating	8.4	2.42
Backfilling Operating	13.7	3.96
Underground Mining Overheads	191.3	55.18
Total	293.2	84.56

21.3.2	Process Operating Cost Estimate

Processing costs include all activities related to the process. Variable costs are costs which change with plant production, consisting largely of consumables/supplies and power costs, as well as well as maintenance and other allocations. Period costs are time-related costs which

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are incurred regardless of production, including labour, contractors, and a portion of maintenance and other distributed costs. Total process costs vary year over year depending on the operational plan. Table 21.12 details the constituent elements of the total processing operating cost of US$21.28/t of processed ore.

Table 21.12 Processing Operating Cost Estimate

Processing Cost Estimate	US$/t processed ore
Crushing	0.68
Milling & classification	4.17
Pre-leach feed	0.03
Leaching and adsorption	1.42
Tailings	0.16
Air & water services	0.19
Medium/heavy vehicles	0.23
Equipment & light vehicles	0.07
Power supply	5.75
Laboratory processing	0.37
Metallurgy	0.05
Maintenance	0.14
Infrastructure	0.04
Overheads	7.22
Others	0.004
Metal Recovery & Refining	0.78
Total Processing Cost	21.28

21.3.3	General and Administrative Cost Estimate

General and administrative costs cover the site administrative costs and the associated support services such as environment, procurement and site maintenance. A full list of these items and the associated cost estimates can be seen in Table 21.13, which makes up the total US$16.04/t processed cost.

Table 21.13 General & Administrative Cost Estimate

General and Administrative Cost Estimate	US$/t processed ore
Site admin	5.36
Finance	0.66
Security	0.75
Environment	0.59
Procurement	1.80
Safety	1.33
HR	2.05
IT	0.57
Site Maintenance	0.30
CSR	1.23
Guest House	0.58
Office	2.05
Total G&A cost	16.04

General and administrative costs for underground include additional costs for energy, mine technical services regional and project costs. The total general and administrative costs for underground were estimated at US$23.34/tonne processed.

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21.4	Comment on Section 21

The capital and operating cost provisions for the LOMP that support the declaration of Mineral Reserves were reviewed and are considered as reasonable by the QP based on industry practices and actual costs observed in 2025 for the open pits and estimated costs for the underground mine at Sunbird.

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22	Economic Analysis

Fortuna is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 of Form 43-101 – Technical Report, for technical reports on properties currently in production and where no material production expansion is planned.

Mineral Reserve estimates are supported by a positive discounted cashflow.

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23	Adjacent Properties

This section is not relevant to this Report.

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24	Other Relevant Data and Information

This section is not relevant to this Report.

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25	Interpretation and Conclusions

25.1	Introduction

This Report provides a summary of the results and findings from each major area of investigation including exploration, geological modelling, geotechnical, water management and hydrogeology, Mineral Resource and Mineral Reserve estimation, mine design, metallurgical and process design, infrastructure design, environmental management, capital and operating costs. The level of investigation for each of these areas is consistent with that normally expected for an operating mine.

The QPs present an interpretation of that body of work along with the opportunities and risks associated with each area of investigation in the following sub-sections.

25.2	Mineral Tenure, Surface Rights, Royalties and Agreements

Fortuna was provided with a legal opinion that supports that the mineral tenure held by Roxgold Sango for the Séguéla Mine is valid and that Fortuna has a legal right to mine the deposit.

Roxgold Sango holds an exploitation permit and an exploration permit.

The exploitation permit was granted by the Council of Ministers on December 9, 2020, and signed as a decree by the President of Côte d’Ivoire. This permit covers an area of 353.6 km2 and is valid for 10 years. The permit is thereafter renewable for successive 10-year periods. All the deposits are located on this exploitation permit.

The exploration permit, which surrounds the exploitation permit, is a three-year permit that Roxgold Sango exercised for a second renewal and which expires on October 18, 2026. The exploration permit covers an area of 193.36 km2. Provided minimum expenditure requirements are met, exploration permits in Côte d’Ivoire are subject to automatic grants of renewal applications for two terms of three years each, and a special third term of no more than two years.

The Séguéla Mine is also subject to an Environmental Permit obtained on September 22, 2020.

Franco-Nevada Corporation holds a 0.6% NSR royalty for gold produced from the Séguéla Mine.

Roxgold Sango also pays a statutory contribution to the Local Development Mining Fund of 0.5% of gross revenues of the mine per year over the life of mine.

The State of Côte d’Ivoire is entitled to production royalties based on the gross revenue from gold produced, after deduction of transportation and refining costs.

25.2.1	Risks

The following risks have been identified as relevant to the Séguéla Project:

•	The ability to obtain an amendment to the existing ESIA or obtain a new ESIA to permit underground mining, and Ministerial approval to include underground mining as a mining method, at the Sunbird deposit.

•	The Government of Cote d’Ivoire has indicated its intention to introduce a new Mining Code. There can be no assurance that a new Mining Code will not include changes to the tax, fiscal and royalty provisions of the existing Mining Code that could

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impact cut-off grades used for reporting Mineral Resources and Mineral Reserves and estimation of cash flows in the economic analysis.

•	Changes to governmental regulations.

•	Changes to environmental, permitting and social license assumptions.

25.3	Geology and Mineralization

The Séguéla Mine is situated within the Paleoproterozoic (Birimian) Baoule-Mossi Domain of the West African Craton. Two cycles of volcanism/sedimentation are recognized within the Birimian rocks of the Baoule-Mossi Domain; each followed by a period of orogenesis, and together described as the Eburnian Orogeny which is dated c. 2.19–2.08 Ga. Rocks of the Baoule-Mossi Domain are primarily polyphase granitoids, and volcano-sedimentary sequences forming granite-greenstone terranes. The first cycle of sedimentation and orogenesis (Eburnian 1) is described by the accumulation of volcanic and volcaniclastic rocks; then subsequently intruded by early stage granitoids. Following a period of uplift and erosion, the Eburnian 2 cycle is described by the filling of intra-montaine basins with predominantly arenaceous sediments of the Tarkwaian Series. All deposits associated with the Séguéla Mine are considered to be examples of orogenic lode-style gold systems, typical across the Birimian of West Africa.

The Antenna deposit occurs within a greenstone package deposited during Eburnian 1, that comprises (west to east) an ultramafic hangingwall, which is in presumed fault contact with an interlayered package of felsic volcaniclastic rocks and flow banded rhyolitic units, which are then in contact with a mafic (basaltic) footwall unit. The faulted contacts between the mafic/ultramafic units and the felsic assemblage converge to the south of the deposit forming a wedge shape to the felsic package.

The Antenna deposit is hosted by a brittle-ductile quartz-albite vein stockwork predominantly contained within flow banded rhyolite units. The stockwork lode varies in width roughly in proportion with the widths of the rhyolitic units that host it (approximately 3–40 m) and extends over a strike length of approximately 1,350 m. Stockwork veins that host mineralization show two principal orientations: steep east dipping and steep west dipping. Veins in the steep west dipping orientation range from ptygmatically folded to undeformed, while veins in the east dipping direction may be variably boudinaged to undeformed. This evidence suggests syn-deformational emplacement of the vein sets during west and east movement along the main fault structures within the region. Mineralization occurs as free gold, associated with pyrite and pyrrhotite. Alteration assemblages associated with this mineralization vary from proximal intense silica–albite ± biotite ± chlorite alteration, through medial silica–albite-sericite ± chlorite assemblages, to more distal sericite-carbonate (ankerite/calcite) and carbonate-magnetite assemblages. Pyrite is the dominant sulfide associated with higher-grade mineralization within proximal alteration zones, transitioning to pyrrhotite-dominated in medial and distal assemblages and is associated with lower-grade gold mineralization.

The Ancien deposit is associated with an interpreted D2 sinistral shear zone, informally referred to as the Ancien shear, within the east domain. The host lithologies comprise (from west to east) a chloritic pillow basalt footwall overlain by a foliated/sheared tholeiitic basalt unit, which is in turn overlain by a second chloritic pillow basalt hanging wall unit that is gradational into a coarser grained porphyritic basalt unit. Generally narrow quartz-feldspar–biotite porphyries crosscut and intrude all other lithologies and are interpreted as late-stage intrusions.

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Both the Koula and Sunbird deposits are situated within the same package of mafic rocks as the Ancien deposit, which is informally referred to as the Ancien–Koula corridor. Similar to Ancien, both Koula and Sunbird are hosted within a strongly foliated/sheared thoeliitic basalt unit within a broader sequence of pillow basalt.

At the Ancien, Koula, and Sunbird deposits, significant mineralization is restricted to the more reactive and competent tholeiitic basalt unit and is best developed in zones of strong brittle–ductile brecciation and shearing, with selective sericite ± silica alteration and intense quartz and quartz–carbonate veining. Mineralization occurs as free gold, predominantly as small grains within microfractured milky-white quartz veins and associated with pyrite and lesser pyrrhotite at Ancien, that trends to being more pyrrhotite dominant at Koula. Generally lower-grade mineralization is also developed at the margins of felsic porphyries that intrude the tholeiitic basalt, and in zones of increased brecciation and veining within these porphyries.

The Boulder and Agouti deposits are located within a distinct northerly trending litho-structural corridor that extends from Boulder in the south to the Gabbro prospect in the north. Regional mapping has defined a broad package of pillow basalts and intercalated basaltic sediments, flanked to the west by a discontinuous gabbro unit and regionally extensive doleritic sequence. The basaltic units are extensively intruded by quartz–feldspar–biotite porphyritic felsic intrusions.

Gold mineralization at the Boulder and Agouti prospects is associated with strongly foliated or mylonitized, quartz/quartz–carbonate veined basalt and the margins of the felsic intrusions. Generally lower-grade mineralization occurs internal to the felsic intrusions where they are brecciated or extensively veined. The highest gold grades generally correlate with the intersection of north–northeast- and northwest-trending structures. Mineralization occurs as free gold within a network of milky white quartz veins and associated with foliation or quartz/quartz–carbonate vein-controlled pyrite and minor pyrrhotite.

Badior is a satellite deposit located within the West Domain, approximately 5 km north of the Antenna open pit. The deposit is defined by a ~500 m long. North-northeast trending auger geochemical anomaly, which delineates a discrete zone of structurally controlled gold mineralization within the broader Antenna corridor.

Unlike Antenna, mineralization at Badior is not associated with rhyolitic host rocks and differs fundamentally from the rhyolite-hosted stockwork system developed at the Antenna deposit. Instead, gold mineralization at Badior is hosted within sheared volcaniclastic rocks, where deformation has been focused into discrete shear zones during Late Eburnean dextral reactivation (D2).

In terms of mineralization style, Badior is more closely analogous to the shear-hosted volcaniclastic and mafic-hosted deposits in the East Domain (Ancien, Koula and Sunbird). This demonstrates that host rock rheology contrasts and dilationary structural settings play a more important role in focusing mineralization at Séguéla than individual lithologies or position within the overall volcano-sedimentary pile, and the West Domain remains highly prospective for the discovery of further economic mineralization.

The Kingfisher deposit is located within the East Domain approximately 1km east of the Sunbird deposit on the faulted contact between two mafic units. This contact represents a first-order structural boundary within the district and is interpreted to represent a D1 thrust fault, which has acted as a locus for deformation and fluid flow during D2 reactivation.

Gold mineralization at Kingfisher is analogous to that at Boulder and Agouti, in that it is predominantly hosted within felsic intrusive bodies that have been intensely sheared and fractured along a major geological contact. The felsic intrusives constitute competent

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rheological units relative to the adjacent mafic rocks, localizing strain during D2 dextral reactivation and promoting the development of broad zones of brittle–ductile deformation, quartz ± carbonate veining and associated gold mineralization.

Kestrel is a small satellite deposit located approximately 300 m south-southeast of the southern rim of the Antenna pit. The deposit is coincident with a series of north-northeast trending shallow artisanal pits exploiting narrow, discontinuous quartz veins.

Kestrel is located within the East Domain, less than 200 m east of the West Domain boundary and is hosted by sheared and altered mafic rocks within the Ancien-Koula corridor. Gold mineralization at Kestrel is analogous to that at Koula and Sunbird and is best developed in discrete zones of strong shearing, biotite-sericite-(silica)-(pyrite) alteration and intense recrystallized quartz and quartz–carbonate veining. Mineralization occurs as free gold, predominantly as small grains within recrystallized and microfractured milky-white quartz veins, with individual veins up to 3 m wide.

Mineralization manifests as two narrow sub-parallel, north-northeast striking, vertical to steeply east dipping lenses, which have been intersected by drilling over a strike length of approximately 350 m and to approximately 200 vertical meters. The western lens is generally better developed and continuous than the subsidiary eastern lens. Mineralization is interpreted to be controlled by a subtle dilationary dextral flexure (D2 reactivation) along a regional northerly trending D1 shear zone.

25.4	Exploration, Drilling and Analytical Data Collection in Support of Mineral Resource Estimation

Drill holes drilled under Newcrest and Roxgold Sango management in the period 2016 to 2025 have data collected using industry-standard practices. Drill orientations are appropriate to the orientation of mineralization and core logging meets industry standards for exploration of an orogenic lode-style gold deposit.

Geotechnical logging is sufficient to support Mineral Resource estimation with the data used to support the definition of pit slope angles and designs for each of the eight open pits.

Collar and downhole surveys have been performed using industry-standard instrumentation. Any uncertainties in survey information have been incorporated into subsequent resource confidence category classification.

All collection, splitting, and bagging of channel and core samples were carried out by Newcrest or Roxgold Sango personnel since 2016 representing 100% of all information used in the estimation of Mineral Resources and Mineral Reserves. No material factors were identified with the drilling programs that could affect Mineral Resource or Mineral Reserve estimation.

Sample preparation and assaying for samples that support Mineral Resource estimation has followed approximately similar procedures for most drill programs since 2016. The preparation and assay procedures are adequate for the type of deposit and follow industry standard practices.

Sample security procedures met industry standards at the time the samples were collected. Current core and pulp sample storage procedures and storage areas are consistent with industry standards.

Assay data are electronically reported from the laboratory in Microsoft Excel and pdf format and imported into the database after validation, along with the corresponding assay certificates.

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The quality assurance/quality control (QAQC) program involves establishing appropriate procedures and the routine insertion of certified reference material (CRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Evaluation of the QAQC data indicates that the analytical data are sufficiently accurate and precise to support the Mineral Resource and Mineral Reserve estimation.

25.5	Data Verification

Site visits were completed. The QPs individually reviewed the information in their areas of expertise, and concluded that the information supported Mineral Resource estimation, and could be used in mine planning and economic analysis.

25.6	Metallurgical Testwork

Roxgold Sango has undertaken comprehensive mineral processing and metallurgical testwork to characterize the metallurgical responses of mineral deposits from the Séguéla Gold project and to support the development of a robust process flowsheet. Comminution and metallurgical testwork have been completed on samples from the Antenna, Agouti, Ancien, Badior, Boulder, Kestrel, Koula, Sunbird (open pit and underground), and Kingfisher deposits, as well as the Gabbro North prospect, representing both the principal sources of mill feed as well as selected satellite deposits.

An early phase of metallurgical assessment was completed in 2018 by the previous project owner, Newcrest Mining Limited, through Leachwell assay testwork conducted on 61 drill core samples from hole SGDD001 at the Antenna deposit. Comparison of Leachwell assay results with conventional fire assay gold grades demonstrated a nearly 1:1 correlation, confirming that the ore is non-refractory and amenable to conventional cyanide leaching. These results provided the initial basis for adopting a Carbon-In-Leach (CIL) based processing strategy for the project.

Subsequently, a series of formal metallurgical testwork programs were completed at ALS Metallurgy in Balcatta, Perth, Western Australia, under the supervision of Roxgold Inc. and Roxgold Sango. These programs were conducted between 2019 and 2025 and encompassed progressive stages of project development.

The Antenna deposit hosts the majority of mineral resources and is expected to constitute the primary source of mill feed. Accordingly, Antenna ore deposit was examined more comprehensively and forms the basis for the selection of key process design criteria and flowsheet development. Comminution and metallurgical testwork on satellite deposits including Agouti, Ancien, Badior, Boulder, Kestrel, Koula, Sunbird, and Kingfisher deposits were undertaken to evaluate metallurgical variability responses relative to the primary Antenna deposit and to support Mineral Resource and Mineral Reserve estimation.

Tests conducted thus far included comminution testwork, head assays, mineralogical analysis, grind establishment, gravity gold recovery, cyanide leaching, flotation, carbon adsorption, oxygen uptake, preg-robbing assessment, cyanide detox, sedimentation, rheology, and acid mine drainage.

The samples tested were reasonably competent, with Bond rod mill work indices ranging from 19.8 to 24.5 kWh/t. The Bond ball mill work indices varied from 12.9 to 21.1 kWh/t, with Sunbird and Agouti at the lower end of the range, indicating softer material. The results indicate that mineralization is amenable to a simple comminution circuit design.

The test work demonstrated that leaching is substantially complete within 24 hours, with no evidence of preg-robbing or refractory characteristics in the ores tested. Furthermore, the

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results indicate a rapid initial leaching rate, with more than 80% of the stage extraction achieved within the first two hours of cyanidation. Gravity concentration plays an important role in accelerating leach kinetics. The highest gold recovery was achieved in tests incorporating gravity recovery and elevated dissolved oxygen levels throughout the duration of the leach.

The ore tested across all deposits exhibited a degree of grind sensitivity with an optimal grind size of 75 µm selected for all extraction test work. The results of that program were very encouraging, indicating free milling of the ore with good leach kinetics and overall recoveries higher than 94% after 24 hours.

A single-stage semi-autogenous grinding (SAG) circuit, followed by gravity concentration and cyanidation of the gravity tailings, was adopted for the process plant.

25.7	Mineral Resource Estimation

The Séguéla Mine is located in a geological setting that is known to host significant gold deposits.

The Mineral Resource estimate incorporates data RC and DD drilling as of June 30, 2025, that targeted the Antenna, Ancien, Agouti, Badior, Boulder, Kestrel, Kingfisher, Koula and Sunbird deposits. Based on the analysis of quality control results available for the relevant drilling, the received data is considered acceptable for use in the Mineral Resource estimates.

Geological modelling was based on radial basis function interpretation of lithological logging data. Mineralization modelling was based on sectional interpretations, which were “snapped” to drill holes during digitization, based on fire assays and lithological logging; as well as use of the ‘vein’ modelling tool in Leapfrog to delineate discreet stationary mineralized domains. Wireframes were generated for the mineralization, host lithologies, weathering profile, and transported overburden.

3D block models were built to cover each entire deposit area, and coded to define a mineralized volume, using Studio RM software. Assay results were used to interpolate gold grades into the relevant mineralization block using a combination of OK and ID techniques. The estimated block model was validated both visually and statistically.

Mineral Resources potentially amenable to open pit mining methods were constrained within pit shells and Mineral Resources potentially amenable to underground methods were constrained within MSO shapes.

The QP considers the data collection techniques to be consistent with industry good practice, and suitable for use in the preparation of the combined Séguéla Mineral Resource estimate and reported using the 2014 CIM Definition Standards.

25.7.1	Risks

Environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant issues could potentially materially affect access, title, or the right or ability to perform the work recommended in this Report at the Séguéla Mine. However, as at the effective date of this Report, the QP is unaware of any such potential issues affecting the Séguéla Mine and work programs recommended in this Report.

The Mineral Resource estimates could be affected by:

•	Metal price and exchange rate assumptions.

•	Changes to the technical inputs used to estimate gold content (e.g. bulk density estimation, grade interpolation methodology).

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•	Changes to the geological interpretation (e.g. post-mineralization dykes and structural offsets such as faults and shear zones).

•	Additional depletion due to artisanal mining activities beyond those already identified and excluded from the estimate.

•	Changes to geotechnical and mining assumptions, including the minimum mining thickness; or the application of alternative mining methods.

•	Changes to process plant recovery estimates if the metallurgical recovery in certain domains is lesser or greater than currently assumed.

25.7.2	Opportunities

The Séguéla Property covers the entire greenstone belt exposure which hosts the Antenna, Ancien, Agouti, Badior, Boulder, Kingfisher, Kestrel, Koula and Sunbird deposits, which is considered to be a strike continuation of the Senoufo greenstone belt which also hosts the Sissingue, Syama and Tongon gold deposits (held by third parties). Exploration over the Séguéla Property has the potential to expand known mineralization, advance known prospects to drill stage, and discover new prospects.

25.8	Mineral Reserves

A process has been followed to convert the Mineral Resources to Mineral Reserves, supported by mine design, production scheduling, and economic evaluation. Mineral Reserves has been estimated for open pit material based on current operating data, while an advance study was completed to support the estimation of the projected underground mine at Sunbird deposit. Inferred Mineral Resources were set to waste.

The estimation of Mineral Reserves is subject to various modifying factors and assumptions that could affect the results. These include changes to long-term gold price assumptions; fluctuations in commodity prices and exchange rates; changes to the regulatory framework; variations in operating cost assumptions; changes to environmental, permitting, and social license conditions; revisions to geological interpretations of mineralization geometry and continuity; changes to assumptions regarding geological shape and continuity; modifications to metallurgical recovery assumptions; and changes to geotechnical and mine design parameters that may impact dilution and mining recovery factors.

25.9	Mine Plan

The mine plan is based on conventional open pit mining, supplemented by underground mining at the Sunbird deposit using longhole open stoping with and without cemented rock fill. Open pit operations are conducted under a contract mining model, while the underground mine is planned under an owner-operated model.

The LOMP is based on a processing rate of 1.75 Mtpa and has been optimized to prioritize higher-grade open pit material early in the mine life, followed by the integration of higher-grade underground ore from 2028 until open pit depletion in 2034. The integrated mine schedule is based on Mineral Reserves and results in an overall mine life of approximately nine years from December 31, 2025, with underground operations continuing for an additional year at reduced mill throughput.

Open pit mining costs, equipment selection, and production schedules are based on current operating experience and a contract mining model applied across all deposits. Mining rates, fleet requirements, and material haulage strategies have been optimized to support planned production while minimizing operational inefficiencies. The underground mining method

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proposed for the Sunbird deposit has been evaluated through a detailed technical study and is considered technically feasible. This evaluation included cash flow analysis supported by information obtained from RFQ’s for a contractor-operated mining model and first-principles cost estimates for an owner-operated scenario, indicating that the underground operation provides additional value to the overall mine plan.

25.9.1	Risks

Life of Mine Planning

Change to the project’s revenue and cost assumptions could result in smaller final pit designs, uneconomic underground stopes, a shorter mine life, less ROM tonnes fed into the crusher, and less ounces produced. The operation is most sensitive to gold price, and a significant drop in gold price will likely result in a revised LOMP.

The LOMP assumes that all requisite approvals and permits for the commencement of underground mining at Sunbird deposit will be obtained. While it is believed that such approvals and permits can be obtained in a timely manner and on acceptable terms, there is no certainty that this will be the case. A delay in permitting would require adjustments to the LOMP.

Wet Season Mining

The contractor’s rates in open pit mining take into consideration standard wet seasons as a component of the mining services contract. Extended periods of wet season are a risk for the contractor’s ability to deliver the mine plan. An adequate stockpile of mineralized material will be maintained on the ROM pad and in low grade stockpiles to enable plant operations to continue during wet periods.

The risk of pit flooding is de-risked by the muti-pit nature of the Séguéla Mine. In the event of a flooded pit, mining will commence in next priority pit stage with a similar waste stripping ratio.

Geotechnical

The geotechnical parameters applied to pit wall designs are being confirmed in practice. All deposits have at least one starter pit, prior to a cutback to the final pit wall. Earlier pit stages have and will be used to complete the recommended additional work set out in Section 26.3, as well as assess the geotechnical performance of pit walls prior to committing to the final pit wall design. It is possible that during mining of initial pit stages that a decision is made to adjust the final pit wall designs. This could result in an increased waste stripping ratio, a shallower truck floor, a reduction in ROM tonnes and ounces.

For the Sunbird underground deposit, overall extraction strategy is considered appropriate based on three-dimensional non-linear finite element analyses, which assume a base case scenario of no sill pillars. This assumption will require validation based on observed ground conditions during mining. Should instability be encountered, the extraction strategy would need to be reviewed and adapted, potentially the incorporation of sill pillars.

Hydrogeology

Comprehensive hydrogeological data are not available for all pits within the LOMP. Additional pit dewatering design and costs may be incurred once more data is available.

For the Sunbird underground deposit, potential water inflows from the transitional rock mass require further evaluation to confirm the magnitude of risk and to define appropriate mitigation measures.

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Mining Costs

Cost inflations of labor, diesel, explosives, and mining equipment are possible over the LOMP and could adversely affect operating costs. In addition, the grade distribution within the Sunbird underground is locally variable and includes material near the cut-off grade. If underground mining costs increase under the selected mining method, portions of the underground stopes could become uneconomic, which may have a negative impact on the LOMP.

25.9.2	Opportunities

Geotechnical

Further optimization of the geotechnical assumptions as set out in Section 16.3 for mine design could result in updated pit designs that contemplates mining less waste by reducing the strip ratio. Further geotechnical work will be completed to assess where there are opportunities to increase batter angles to 90˚ to achieve a steeper inter-ramp angle in fresh rock pit walls.

Mining Strategy

Further optimizations of the mining strategy and sequence between deposits may result in operating cost savings applied across a larger scope as well as optimized mine designs and scheduling with the inclusion of underground mining operations.

Open Pit/Underground Optimization

The selection of the most appropriate transition point from open pit to underground mining initially at the Sunbird deposit and potentially expanded to other deposits such as Koula and Ancien, has the potential to reduce waste movement, strip ratios and overall mining costs while increasing the proportion of higher-grade material mined.

25.10	Processing and Infrastructure

The comminution circuit consists of a single stage primary crush/SAG milling comminution circuit where ore is drawn from the ROM bin via an apron feeder, scalped via a vibrating grizzly with the undersize reporting directly to the discharge conveyor and the oversize reporting to a primary jaw crusher for further size reduction. All crushed and scalped material is conveyed to a surge bin. Crushed ore and water are fed to the mill.

The mill is operated in closed circuit with hydrocyclones, with cyclone underflow reporting to the mill feed. A portion of the cyclone underflow slurry is fed to the gravity circuit for recovery of gravity gold. The gravity concentrator tailings flow to the cyclone feed hopper, while the gravity concentrate reports to an intensive leach circuit. Gold in solution is recovered in a dedicated electrowinning system.

Screened cyclone overflow is thickened prior to the CIL circuit. Loaded carbon drawn from the CIL circuit is stripped by the split AARL method. The resultant gold in solution is recovered by electrowinning. Recovered gold from the cathodes is decanted, dried and smelted in a furnace to produce doré bars.

The forecast gold recovery rate is 93.5% for the LOMP, with the exception of Badior that was forecast at 91.5%.

The tailings system consists of a tailings pipeline and associated tailings pumps. The TSF comprises of a side-valley storage formed by two multi-zoned earth-fill embankments lined with a HDPE geomembrane liner, designed to accommodate 27.0 Mt of tailings, and built using the downstream construction methodology, in accordance with industry best practices

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and standards on tailings management. A 1.5 mm HDPE geomembrane liner is installed over the entire TSF basin area (overlying the compacted soil liner) and on the upstream embankment face. The TSF has an under-drainage system, designed to assist the consolidation of tailings and leakage removal system, comprised of drains underneath the HDPE liner.

The TSF has sufficient space to accommodate the late LOMP with a considerable margin. It should be noted that achieved tailings densities are as per design assumptions in the 1.45 t/m3 range.

A water storage dam is the main collection and storage pond for clean raw and process water.

Power supply is through a connection to the CIE grid by a 2,400 m tee into the 90 kV powerline from the Laboa to Séguéla substation. The Séguéla substation is fed via an existing 90 kV transmission line from the 225/90 kV Laboa substation. The Laboa substation is part of a 225 kV ring main system around the country where various sources of generation are connected and, being a large ring main, offers a great deal of redundancy at 225 kV. The grid supply from Côte d’Ivoire is, by world standards, economically priced and much more financially favorable than other options including self-generation as the tariff is based on a mix of hydro and thermal generation with a large portion of hydro. However, in the event of power loss or power shedding from CIE, the accommodation camp is equipped with back-up generators and the processing plant as well.

25.10.1	Risks

Wet Season Construction

Wet season construction should be avoided for TSF downstream raises. Therefore, TSF dam raises must be completed in advanced, during the dry season, to prevent the risk of storage capacity of the TSF being exceeded during the wet season.

Groundwater Contamination from TSF

There is a low risk that water seepage from the TSF may contaminate ground water. This risk is mitigated with the use of the HDPE liner underlain by a compacted low permeability subgrade “soil” layer. Additionally, underdrainage seepage is monitored monthly and no supernatant and cyanide has been detected downstream as of the effective date of this Report.

Power Supply

The availability and reliability of the grid power supply present a risk that has been mitigated through the procurement of emergency generators in 2024 to provide back-up power. The emergency generator system has been operational intermittently and in 2025, had an approximate utilization of 9%. Extended use of diesel generation could have an impact on power costs, though this is partially mitigated by the 6 MW photovoltaic solar power plant that is planned to come online in 2026.

25.10.2	Opportunities

Decant Barge

Potential to implement a new system whereby the supernatant pond is decanted via a barge equipped with submersible pump instead of the current decant tower fixed locations.

Water Management

Diversion ditches should be excavated for new open pits such as Agouti, Badior, Boulder, Kingfisher and Sunbird where practical to limit runoff from entering the pit crests to prevent instabilities for the transported or oxide materials. Furthermore, diversion ditches should help mining operations be more productive with less sump pumping interruptions during the rainy

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season. Estimated costs for diversion ditches will vary and will be field fitted by Roxgold Sango and the mining contractor.

Plant Throughput

The process plant started production at 1.25 Mtpa in 2023, increased to 1.56 Mtpa in 2024 and increased again in 2025 up to 1.75 Mtpa. A new study is currently underway to determine a reasonable increased capacity from 2 to 2.5 Mtpa. The original feasibility study identified opportunities to cost effectively increase plant throughput or allow for future expansion to increase nominal throughput. As a result, allowance in the design was made for inclusion of a secondary ball mill, additional cyclone space in the initial cyclone cluster, and space for additional CIL tanks and a pebble crushing circuit. to allow for expansion via inclusion of additional cyclones.

Currently the plant is running at 200 dtph which is ~28% above design with plans to increase this further with additional de-bottleneck programs and minor capital expenditure.

25.11	Markets and Contracts

The market studies, commodity price assumptions, and contractual arrangements applied in this Report are considered appropriate for supporting the estimation of Mineral Reserves.

Gold doré produced at the Séguéla Mine is readily marketable, with no identified constraints or penalty elements that would adversely affect its sale. The commodity price assumptions used are based on historical pricing data and consensus long-term forecasts and are considered reasonable and consistent with industry practice at the time of preparation. As with all long-term forecasts, actual future metal prices may differ from the assumptions applied, which could impact the financial performance of the operation.

The existing contractual framework for mining, processing, power supply, refining, and other key services is considered adequate to support current operations and LOMP activities. Based on this review, the QP concludes that the assumptions used in this Report are consistent with the underlying source documentation and that the information is aligned with publicly available data and industry norms.

25.12	Environmental, Permitting and Social Considerations

With the primary environmental permit required to develop the Séguéla Mine obtained in 2020 and a second permit obtained to enable exploitation of additional satellite open pits in 2025, Roxgold Sango has all the necessary permits to operate the Séguéla Mine.

The implementation of social management plans has ensured a good relationship between Roxgold Sango and the local authorities, village leaders and landowners and a strong social license to operate.

The closure plan assumes the mine areas will be reclaimed to a safe and environmentally sound condition consistent with closure commitments developed during the life of the project in compliance with the national regulations and in alignment with IFC standards and other best practices.

25.12.1	Risks

Road Travel

Serious road accidents are a risk throughout most of West Africa. This is contributed to by poorly maintained roads, poor lighting after sunset, poorly maintained and operated vehicles, and poor separation between vehicles and pedestrians. Strictly enforced procedures have been

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put in place to reduce this risk, including mandating the use of professional drivers and restrictions on driving at night. The risk of road accidents will always be present.

Dangerous Goods Transport

Dangerous goods transport, and particularly the transport of cyanide, is managed carefully. Cyanide is transported in accordance with International Cyanide Management Code guidelines with vehicles escorted between the port and site.

Disease/Epidemics

Endemic diseases are monitored, with a malaria management plan in place to control standing water and mosquito populations.

Unmet Community Expectations

The nearby communities have expectations relating to job creation, community development and improvement in services and infrastructure. Meeting these expectations and minimizing impacts to regional infrastructure and community livelihood is a challenge resulting in possible dissatisfaction with Roxgold Sango and the associated risks of community action against the mining operation and loss of social license to operate. Roxgold Sango minimizes this risk with its well-established social management plans relating to community development and stakeholder engagement. Roxgold Sango’s local training and recruitment plans optimize the benefits associated with the operation. Furthermore, the government’s mining community development fund ensures a direct investment in the development of the communities.

25.12.2	Opportunities

Community Benefits

There is the opportunity to maximize the benefit of the Séguéla Project for local communities as an opportunity for social and economic development including social infrastructures, professional skills and all the other aspects of the Sustainability Development Goals.

Stakeholder Engagement

A good working relationship with local government, state services, traditional authorities, communities and other stakeholders such as the artisanal miners, is in place due to the quality of early stakeholder engagement at the project. The opportunity to strengthen these existing relationships will help mitigate the risks to the mining operation due to unmet expectations amongst the community and other stakeholders.

25.13	Capital and Operating Costs

Capital and operating cost estimates are based on established cost experience gained from current operations, projected budget data and quotes from contractors, manufacturers and suppliers for the open pit operations. For the underground mine project, cost estimates were developed during a detailed study using two rounds of RFQ’s for a contractor mining model, complemented by first principles costs analysis for an owner - operated mining model.

Capital costs estimates include investments required to sustain ongoing mine development and access for various open pits, brownfield exploration, waste capitalization (stripping), minor mining and plant equipment, permits and others to maintain the mine and processing facilities to ensure the continuity of the operation. Equipment and infrastructure costs are attributed to all departments of the operational areas, including open pit and underground mining, plant, permits, information technology, security, environmental, tailings, management fees to support the capital projects management and closure costs.

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The operating cost estimates for the LOMP that supports Mineral Reserves were reviewed and includes site costs and current operating expenses for open pit operations and projected operating costs for the planned underground mine.

The QP considers the capital and operating costs estimates for the Séguéla Mine as reasonable and consistent with industry-standard practices, based on actual costs observed during 2025 and reasonable assumptions applied for the projected underground mining operations.

The capital cost estimate consists primarily of sustaining capital, which totals approximately $292 million over the remaining LOMP. In addition, non-sustaining capital expenditures of approximately $15.8 million in 2026 and $36.1 million in 2027 are required to support underground mine development and associated infrastructure.

Total estimated operating costs estimated are averaging $100.61/t processed for open pit operations and $129.18/t processed for underground operations for the life of mine.

25.14	Economic Analysis

Fortuna is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production and where no material production expansion is planned. The Mineral Reserves estimate is supported by a positive discounted cashflow.

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26	Recommendations

26.1	Overview

Recommendations for the next phases of work have been broken down into those related to ongoing exploration activities at the Séguéla Mine; surface mining activities and studies related to operational improvements and underground potential; processing improvements; geotechnical, tailings and water management studies; and environmental, permitting and social activities.

Each recommendation is not contingent on the results of other recommendations and can be completed concurrently. Where appropriate a cost for the recommended work is included, otherwise the cost is included in the capital and/or operating cost for the mine.

26.2	Exploration

It is recommended that the following actions be completed in order to support the ongoing exploration and development:

•	Additional definition drilling (infill and extension) where applicable, in order to support potential upgrade of some or all of the Inferred Mineral Resources and extend the known mineralization at an estimated drill cost of $1.2 million for a total of 6,800 m of RC and core drilling. Drilling costs include all assays, site clearing, work- and standby times as well as actual drilling costs.

•	Target down-dip underground potential at each deposit, in particular Ancien, Koula and Sunbird at an estimated drilling cost of $2.7 million for a total of 14,000 m of core drilling. Drilling costs include all assays, site clearing, work- and standby times as well as actual drilling costs.

•	Review and re-rank existing regional exploration results and prospects followed by selective drill testing of those proximal to the defined Mineral Resource estimates with a drill program estimated at $3.7 million for a total of 22,000 m of aircore, RC and core drilling. Drilling costs include all assays, site clearing, work- and standby times as well as actual drilling costs.

•	Detailed structural analysis of all deposits, based on high-quality oriented drill core, with a view to developing exploration models for analogue or related systems elsewhere within the Séguéla Project. This recommendation will be completed in-house with existing personnel and will not incur an additional cost above regular mine operating costs.

26.3	Mining

Recommendations for the mining components of the Séguéla Mine should include:

•	Ongoing review on pit optimization parameters, cost estimates, mining sequences, and cash flow forecasts, including the integration of the Sunbird underground project. The objective of this review is to identify opportunities to optimize the incorporation of higher-grade material in a manner that enhances the overall value of the operation while maintaining alignment with operational and economic assumptions. This work is expected to be completed internally using existing personnel and established procedures and is not expected to result in additional expenditures beyond normal mine operating costs.

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•	Ongoing collection of geotechnical data is required to further refine the geotechnical model, to confirm assumptions made as inputs in this assessment, and to review performance of slopes, batters, and spill berm widths during operations. This recommendation will be completed in-house annually with existing personnel and will not incur an additional cost above regular mine operating costs.

•	Ongoing assessment of slope, batter and spill berm width performance. This recommendation will be completed in-house annually with existing personnel and will not incur an additional cost above regular mine operating costs.

•	Conducting detailed waste rock dump sequencing to increase discounted cashflow. This recommendation will be completed in-house with existing personnel and will not incur an additional cost above regular mine operating costs.

•	Reviewing drill and blast parameters in consultation with the mining contractor to identify potential areas of improvement. This recommendation will be completed in-house with existing personnel and will not incur an additional cost above regular mine operating costs.

•	Continue to collect samples from the existing open pits and future deposits for acid base accounting (ABA) testing to confirm / verify ore (tailings) and waste rock materials are non-acid forming as per previous studies. This recommendation will be completed in-house with existing personnel and will not incur an additional cost above regular mine operating costs.

•	Further optimizations of the mining strategy as well as optimized mine designs and scheduling resulting in a reduction in stripping ratio and overall project waste movement requirements to improve mine economics for open pit deposits. This recommendation will be completed in-house with existing personnel and will not incur an additional cost above regular mine operating costs.

•	Optimization on the open pit and potential underground mining transition of the Koula and Ancien deposits. Review the optimal transition point from open pit to underground. This recommendation will be completed in-house with existing personnel with the assistance of outside consultants to complete the study. This recommendation will cost approximately $150,000.

•	Study the modifying factors applicable to underground mining at the Ancien and Koula deposits to investigate the potential for converting underground Mineral Resources to Mineral Reserves, including metallurgical test work, geotechnical drilling and study and hydrogeology study. Activities will be completed in-house with existing personnel with assistance from outside consultants to complete the study. This recommendation will cost approximately $850,000.

•	Ongoing detailed study be completed for Sunbird underground project, which includes additional geotechnical testwork and analyses, geotechnical investigations focused on the proposed boxcut portal location, and hydrogeological modelling and testing to support project development and construction. This recommendation will cost approximately $2,000,000.

•	In underground ventilation, investigate potential increases on airway dimensions to enhance total airflow and ventilative cooling capacity under potential high-temperature operating conditions. This evaluation is intended to determine whether acceptable underground thermal conditions can be achieved without the need for a

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refrigeration plant, which would materially increase capital and operating costs. This recommendation will be completed in-house with existing personnel and will not incur an additional cost above regular mine operating costs.

•	It is further recommended that additional field-based hydrogeological investigations be conducted at the Sunbird deposit, including drilling and hydraulic testing of boreholes intersecting identified thrust fault structures. This work should aim to better characterize potential groundwater inflows that could be encountered by future open pit and underground workings in Sunbird. Fit-for-purpose pumping tests are also recommended to assess fracture connectivity and groundwater behavior in the area. This recommendation will cost approximately $400,000.

26.4	Processing

Additional recommendations to mitigate risks to the operational costs and/or improve mine economics are highlighted below:

•	Conduct a study to evaluate potential throughput expansion options by reviewing current plant operational data to identify bottlenecks and develop solutions to address them. The estimated cost of this study is approximately $450,000.

26.5	Geotechnical and Tailings Management

Recommendations for the geotechnical and tailings management for the Séguéla Mine include:

•	Revise conceptual in-pit TSF deposition study with further pit pushback information combined with sterilization drilling to update additional storage capacity (current Antenna capacity is 3.5 Mt). In-pit deposition will potentially provide operational cost savings compared to raising the current TSF downstream. This will require a budget of about $30,000.

•	Determine the required TSF buttress size to decrease the consequence classification as per GISTM guidelines. The study is estimated to cost approximately $50,000.

•	Further GISTM work is recommended, such as revising the dam break analysis once the TSF design is updated, update FMEA as per above and updating of the Operation, Monitoring and Surveillance manual, Trigger Action Response Plan and Emergency Preparedness Response Plan documents is required at an estimated cost of $50,000.

•	As per GISTM requirements, ongoing visits by the ITRB and follow-ups are recommended at an estimated cost of $30,000.

•	Geochemical testing of the tailings should be continued at points throughout the life of the facility to ensure that initial testing remains valid. Measurements need to continue as part of ongoing operations to ensure information is available on the geochemical behavior of the tailings. However, the supernatant pond now supports wildlife since the WAD cyanide content is quite low. This will be completed utilizing the projects’ resources and part of normal operating cost.

26.6	Water Management

Recommendations for water management for the Séguéla Mine include:

•	Diversion ditches will be required for new open pits such as Agouti, Badior, Boulder, Kingfisher and Sunbird where practical to limit runoff from entering the pit crests to

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prevent instabilities for the transported or oxide materials. Furthermore, diversion ditches should help mining operations be more productive with less sump pumping interruptions during the rainy season. Estimated costs for diversion ditches will vary and will be field fitted by Roxgold Sango and the mining contractor.

•	Ongoing site-wide water balance updates will be ongoing and assess potential plant production increases to ensure processing has sufficient water resources. In 2025, a risk and opportunities study was completed that provided options for more water storage to be considered once the potential size of the process plant expansion is confirmed. Estimated cost of $30,000.

26.7	Environmental and Social

26.7.1	Data Collection

Continue the environmental and social monitoring programs focusing on social impacts mitigation, biodiversity, water management, noise and air quality.

26.7.2	Stakeholder Engagement

Continue to engage effectively with all the stakeholders as the mine matures. Pay particular attention to local authorities and communities, persons directly affected by the mine (landowners and farmers) and the ASM.

26.7.3	Land Access

Ensure that the land access and Resettlement Action Plan are executed according to the agreements signed with all the stakeholders concerned.

26.7.4	Acid Rock Drainage

Continue to perform periodic geochemical testing of the plant tailings and mine waste rock to assess their acid rock drainage and metals leaching potential to confirm initial Project assessments.

26.7.5	Dust suppression

Cover designs or dust suppression trials be considered for the waste rock dumps and tailings facilities to minimize the generation of windblown dust from the surface of these facilities. This will be completed utilizing the projects’ resources and part of normal operating cost.

26.7.6	Closure Plan

Commission a study to evaluate the environmental, social and financial benefits of doing progressive rehabilitation during the life of mine, including the usage of the pits as waste rock dumps utilizing the projects resources and part of normal operating cost. This can reduce the footprint of the infrastructures and their impacts especially on the biodiversity and community land usage, while saving capital and closure costs.

Ensure the closure plan is regularly updated using field data.

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27	References

Allibone, A.H., Campbell McCuaig, T., Harris, D., Etheridge, M., Munroe, S., Byrne, D., Amanor, J., Gyapong, W. 2002. Structural Controls on Gold Mineralization at the Ashanti Deposit, Obuasi, Ghana. Special Publication 9: Integrated Methods for Discovery: Global Exploration in the 21st Century, pp. 65-93.

ALS Metallurgy Services. 2020. Metallurgical Testwork Conducted Upon Samples from the Séguéla Gold Mine. Report No. A19864/A20661, February 2020.

ALS Metallurgy Services. 2020. Metallurgical Testwork Conducted Upon Samples of Antenna, Boulder, Agouti & Ancien Ore. Report No. A20721, August 2020.

ALS Metallurgy Services. 2021. Metallurgical Testwork Conducted Upon Composite of Antenna, Boulder, Agouti & Ancien Ore. Report No. A21707, January 2021.

ALS Metallurgy Services. 2021. Metallurgical Testwork Conducted Upon Koula Samples. Report No. A21926, March 2021.

ALS Metallurgy Services. 2023. Metallurgical Testwork Conducted Upon Sunbird Ore Composites. Report No. A23013, February 2022.

ALS Metallurgy Services. 2023. Metallurgical Testwork Conducted Upon Sunbird Ore Samples from the Séguéla Gold Project. Report No. A24535, July 2023.

ALS Metallurgy Services. 2025. Metallurgical Testwork Conducted Upon Sunbird Ore Samples from the Séguéla Gold Project. Report No. A26235-A, January 2025.

ALS Metallurgy Services. 2025. Metallurgical Testwork Conducted Upon Badior, Kestrel, Gabbro North Ore Samples from the Séguéla Gold Project. Report No. A26235-B, January 2025.

ALS Metallurgy Services. 2025. Metallurgical Testwork Conducted Upon Kingfisher Ore Samples from the Séguéla Gold Project. Report No. A26842, August 2025.

Australasian Groundwater & Environmental (AGE) Consultants. 2025. Seguela Mine Hydrogeological Assessment. SGM5000.001. Ageconsultants.com.au. February 2025.

Australian Institute of Mining and Metallurgy (AusIMM). 2001. Monograph 9: Field Geologists Manual (4th ed.). RossCo Print, Victoria, Australia.

Australian National Committee on Large Dams (ANCOLD). 2019. Australian non-government, non-profit and voluntary association of organizations and individual professionals with a common technical interest in large dam safety and their environs.

Bessoles B. 1977. Géologie de l’Afrique. Le Craton Ouest Africain. Memorandum, Bur. Geol. Min. Paris, p. 88. Blekinsop, B., Cahen, L., Snelling, N.J., Delhal, J., and Vail, J.R. 1984. The Geochronology and Evolution of Africa. Oxford University Press, Toronto.

CIM. 2014. CIM Definition Standards on Mineral Resources and Mineral Reserves. Prepared by the CIM Standing Committee on Reserve Definitions. Adopted by the CIM Council, May 10, 2014.

Cooper and Jacob method. 1946. Widely used, simplified graphical techniques for determining hydraulic properties of aquifers.

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Criddle, P., Andersen, H., Weedon, P., Morgan, D., Bailey, G., McLeay, S., Morrison, N. 2021. NI 43-101 Technical Report. Séguéla Project, Feasibility Study, Worodougou Region, Côte d’Ivoire. Prepared on behalf of Roxgold Inc. 19 April 2021.

EDO C&C Mines & Carrieres, Petrole & Gaz, Genie Civil & Batiments, Hydrogeotech, Formation (EDO C&C), 2025. Kingfisher Hydrogeology Study. Draft report, V0. Undated

Ensero Solutions. 2025. Drought Vulnerability Assessment for Séguéla Mine. November 27, 2025.

Entech Pty Ltd. 2021. Séguéla Gold Mine – Geotechnical Definitive Feasibility Study, Roxgold Incorporated.

Feybesse, J.L., Billa M., Guerrot, C., Duguey, E., Lescuyer, J.L., Milési, J.P., Bouchot, V. 2006. The Paleoproterozoic Ghanaian province: geodynamic model and ore controls, including regional stress modelling. Precambrian Research, 149, pp. 149-196

Global Industry Standard on Tailings Management (GISTM). 2020. Co-convened by ICMM, PRI (Principles for Responsible Investment) and UNEP (United Nations Environmental Program). Standard released on August 5, 2020.

Goldfarb, R.J. and Groves, D.I. 2015. Orogenic gold: common or evolving fluid and metal sources through time. Lithos 233, 2-26.

Groves, D.I. and Santosh, M. 2016. The giant Jiadong gold province: The key to a unified model for orogenic gold deposits. Geoscience Frontiers 7, 409-417.

International Council on Mining and Metals (ICMM), 2019. Integrated Mine Closure: Good Practice Guide. ICMM, London, England.

International Council on Mining and Metals (ICMM), 2018. Working Together: How Large-Scale Mining Can Engage with Artisanal and Small-Scale Miners. ICMM, London, England.

KELI Engineering Consult. 2025. Roxgold Sango S.A., La Cote d’Ivoire – Bathymetric Survey and Analysis of TSF and WSD for the Séguéla Mine Project. May 3, 2025.

Knight Piésold. 2020. Séguéla Gold Mine – Geochemical Characterisation. PE20-00744. June 12, 2020.

Knight Piésold. 2021a. Feasibility Study Groundwater Assessment. PE301-00836/3, Revision 0. Knight Piésold. 2021. Feasibility Study Report. PE301-0836/06, Revision 1.

Knight Piésold. 2021b. Feasibility Study, Geotechnical Interpretative Report. PE301-0836/04, Revision 1.

Knight Piésold. 2021c. Séguéla Gold Mine – Feasibility Study Water Balance Modelling Summary. PE301- 00836/06-A djtm M21010, Revision 2.

Knight Piésold. 2023. Séguéla Gold Mine – TSF Stage 2 Raise Design. PE23-01185. November 8, 2023. Revision 1.

Knight Piésold. 2024. Séguéla Gold Mine – TSF Conceptual Closure Plan. PE24-01135. September 13, 2024.

Knight Piésold. 2025a. Séguéla Gold Mine – TSF Stage 3 Raise Design and Construction Supervistion. PE25-00031. January 20, 2025

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Knight Piésold. 2025b. Séguéla Gold Mine – Life of Mine Assessment. PE25-01069 memorandum. August 27, 2025.

Knight Piésold. 2025c. Séguéla Gold Mine – Antenna In-pit Deposition Hydrogeological Assessment. PE25-01651. December 22, 2025.

Hall, B. 2014. Cut-off Grades and Optimising the Strategic Mine Plan. The Australasian Institute of Mining and Metallurgy Spectrum Series 20.

Hatch. 2024. Fortuna Mining Inc. Site Specific Climate Change Assessment – Séguéla Water Balance Model. H373627. December 21, 2024.

Howden, 2025. Ventsim Engineering Services, Life of Asset Ventilation Study – Seguela Sunbird Project. 341543. July 25, 2025.

MineGeoTech Pty Ltd. (MGT). 2023. Séguéla Sunbird Geotechnical Study. J22095, October, 2023.

MineGeoTech Pty Ltd. (MGT). 2023a. Séguéla Sunbird Underground Mining Pre-Feasibility Study. J24073, October, 2025

MineGeoTech Pty Ltd. (MGT). 2023b. Séguéla Sunbird Underground Geotechnical Feasibility Study. J25026, November, 2025

Read, J. and Stacey P. 2009. Guidelines for open pit slope design.

Weedon, P., Chapman, E.N., Espinoza R., Veillette, M., & Criddle, P., 2023. Technical Report on the Séguéla Gold Mine, Côte d’Ivoire, prepared for Fortuna Silver Mines Inc., effective date December 31, 2023.

Work Health and Safety (Mines) Regulations 2022. Work Health and Safety Regulations, Subdivision 2 – All underground mines – air quality and ventilation, Western Australia, Australia.

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Certificates

CERTIFICATE of QUALIFIED PERSON

I, Eric Chapman, Senior Vice President of Technical Services for Fortuna Mining Corp. (“Fortuna”), 820-1111 Melville St, Vancouver, BC V6E 3V6 Canada; do hereby certify that:

1. I am the co-author of the technical report prepared for Fortuna titled “Séguéla Gold Mine, Côte d’Ivoire” that has an effective date of December 31, 2025 (the “Technical Report”).

2. I graduated with a Bachelor of Science (Honors) Degree in Geology from the University of Southampton (UK) in 1996 and a Master of Science (Distinction) Degree in Mining Geology from the Camborne School of Mines (UK) in 2003. I am a Professional Geologist of the Engineers and Geoscientists of the Province of British Columbia (Registration No. 36328) and a Chartered Geologist of the Geological Society of London (Membership No. 1007330). I have been practicing as a geoscientist and preparing resource estimates for approximately twenty years and have completed more than thirty resource estimates for a variety of deposit types such as epithermal gold/silver veins, porphyry and orogenic gold deposits, and volcanogenic massive sulfide deposits. I have completed at least twenty Mineral Resource estimates for precious metal projects over the past five years.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

3. I last visited the Séguéla Gold Mine on February 10 to 13, 2025, a duration of four days.

4.) I am responsible for the preparation of Sections 1.1 to 1.4, 1.7, 1.9, 1.19 and the introduction to Section 1.20; Sections 2.1, 2.2, 2.3.1, and 2.4 to 2.7; Sections 3 and 4, Sections 5.1, 5.3 and 5.5; Section 6; Section 10 and Section 11; Sections 12.1.1 and 12.2; Section 14 (except Section 14.9.1); Sections 25.1 and 25.2, 25.4 and 25.5, and 25.7; Section 26.1 and Section 27 of the Technical Report.

5. I am not independent of Fortuna as independence is described by Section 1.5 of NI 43–101, as I am a Fortuna employee.

6. I have been involved with the Séguéla Gold Mine, which is the subject of the Technical Report since August 2021.

7. I have read NI 43–101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument and Form.

8. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Vancouver, Canada, March 23, 2026.

[signed]

Eric Chapman, P. Geo.

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CERTIFICATE of QUALIFIED PERSON

I, Paul Weedon, Senior Vice President, Exploration of Fortuna Mining Corp. (“Fortuna”), 820-1111 Melville St, Vancouver, BC V6E 3V6 Canada, do hereby certify that:

1. I am the co-author of the technical report prepared for Fortuna titled “Séguéla Gold Mine, Côte d’Ivoire” that has an effective date of December 31, 2025 (the “Technical Report”).

2. I graduated from Curtin University, Western Australia in December 1991 with a Bachelor of Science (Geology), and a Post Graduate Diploma of Economic Geology (Distinction) and have practiced my profession continuously since 1991. I am a professional Geologist and a Member of the Australian Institute of Geoscientists (MAIG #6001). I have worked across all roles of exploration and mining geology, covering open-pit and underground gold mining in production roles up to Technical Services Manager for large scale complex operations. My exploration experience extends from project generation through to project development and corporate roles. These roles have been conducted across Australasia, Africa and Latin America. I have held my current position of Senior Vice President – Exploration for Fortuna Mining Corp. since October 2021.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

3. I last visited the Séguéla Gold Mine on April 7 to 10, 2025, a duration of four days.

4. I am responsible for the preparation of Sections 1.5, 1.6, and 1.20.1; Section 2.3.2; Sections 7 to 9; Sections 12.1.2; Sections 25.3; Section 26.2 and Section 27 of the Technical Report.

5. I am not independent of Fortuna as independence is described by Section 1.5 of NI 43–101, as I am a Fortuna employee.

6. I have been involved with the Séguéla Gold Mine which is the subject of the Technical Report since 2018.

7. I have read NI 43–101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument and Form.

8. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Perth, Australia, March 23, 2026.

[signed]

Paul Weedon, MAIG.

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CERTIFICATE of QUALIFIED PERSON

I, Raul Espinoza, Technical Services Director for Fortuna Mining Corp. (“Fortuna”), 820-1111 Melville St, Vancouver, BC V6E 3V6 Canada; do hereby certify that:

1. I am the co-author of the technical report prepared for Fortuna titled “Séguéla Gold Mine, Côte d’Ivoire” that has an effective date of December 31, 2025 (the “Technical Report”).

2. I graduated with a Bachelor of Science Degree in Mining Engineering from Pontificia Universidad Catolica del Peru in 2001 and a Master of Engineering Science in Mining from Curtin University, Australia, in 2015. I am a Fellow of the Australasian Institute of Mining and Metallurgy and registered as a Chartered Professional in Mining - FAusIMM (CP) with Membership No. 309581. I have practiced my profession for 25 years and have been preparing reserve estimates for approximately 12 years. My experience has covered operational, technical, managerial and consultancy functions for open pit and underground mines from early-stage projects through to producing mines in Peru, Argentina, Australia, Canada, Mexico and Ivory Coast.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

3. I last visited the Séguéla Gold Mine on February 10 to 13, 2025, a duration of four days.

4. I am responsible for the preparation of Sections 1.10, 1.11, 1.13 to 1.19, 1.20.2, and 1.20.6; Section 2.3.3; Section 12.1.3; Section 14.9.1; Section 15; Sections 16.1, 16.2, 16.5, 16.6.1 to 16.6.3, 16.7 to 16.16; Sections 18.1 to 18.3, 18.9 to 18.17; Sections 19 to 24; Sections 25.8 to 25.14; Sections 26.3 and 26.7; and Section 27 of the Technical Report.

5. I am not independent of Fortuna as independence is described by Section 1.5 of NI 43–101, as I am a Fortuna employee.

6. I have been involved with the Séguéla Gold Mine, which is the subject of the Technical Report since June 2022.

7. I have read NI 43–101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument and Form.

8. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Vancouver, Canada, March 23, 2026.

[signed]

Raul Espinoza, FAusIMM (CP)

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CERTIFICATE of QUALIFIED PERSON

I, Mathieu F. Veillette, Director, Geotechnical, Tailings and Water for Fortuna Mining Corp. (“Fortuna”), 820-1111 Melville St, Vancouver, BC V6E 3V6 Canada; do hereby certify that:

1. I am the co-author of the technical report prepared for Fortuna titled “Séguéla Gold Mine, Côte d’Ivoire” that has an effective date of December 31, 2025 (the “Technical Report”).

2. I graduated with a Bachelor of Science Degree in Civil Engineering in 1997 from Queen’s University and a Graduate Diploma Business Administration from Simon Fraser University in 2018. I am a Professional Engineer of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration No. 28397), also a Professional Engineer from Colorado (Registration No. 36639) and Alaska (Registration No. 10914). I have practiced my profession continuously for 29 years in geotechnical and water management related fields. The majority of my experience has been in the mining industry including international projects on all stages of the mining process from advanced exploration through decommissioning and reclamation. My relevant work experience includes analysis, site investigations, design, construction, dewatering and operation of open pits, waste rock dumps, heap leach pads, tailings storage facilities, process ponds, water dams, diversion structures and other mining facilities in Canada (BC, QC), USA (CO, UT, NM, AZ, MT, AK, SC), México, Panamá, Venezuela, Guyana, Peru, Chile, Argentina, Bolivia, Cote d’Ivoire, Burkina Faso, Senegal, Australia, New Zealand and New Caledonia.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

3. I visited the Séguéla Gold Mine on multiple occasions, the most recent site visit being from May 3 to 9, 2025, a duration of seven days.

4. I am responsible for the preparation of Sections 1.13, 1.19, 1.20.4 and 1.20.5; Section 2.3.4; Sections 5.2 and 5.4; Section 12.1.4; Sections 16.3, 16.4, 16.6.4, and 16.16; Sections 18.4 to 18.8, and 18.17; Sections 26.5 and 26.6; and Section 27 of the Technical Report.

5. I am not independent of Fortuna as independence is described by Section 1.5 of NI 43–101, as I am a Fortuna employee.

6. I have been involved with the Séguéla Gold Mine which is the subject of the Technical Report since August 2022.

7. I have read NI 43–101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument and Form.

8. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Vancouver, Canada, March 23, 2026.

[signed]

Mathieu F. Veillette, P.Eng.

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CERTIFICATE of QUALIFIED PERSON

I, Ryda Peung, Chief Process Engineer for Lycopodium Minerals Canada Ltd., 5090 Explorer Drive, Suite 700, Mississauga, ON L4W 4T9 Canada; do hereby certify that:

1. I am the co-author of the technical report prepared for Fortuna titled “Séguéla Gold Mine, Côte d’Ivoire” that has an effective date of December 31, 2025 (the “Technical Report”).

2. I graduated from the University of Waterloo in Waterloo, Ontario, Canada in 2008 with a Bachelor of Applied Science, Honours Chemical Engineering. I am a member in good standing with the Professional Engineers of Ontario (License #100136514). I have practiced my profession in the mining and metals industry continuously since graduation. My background includes over 18 years of experience in the design and engineering of mineral processing plants, with a specialization in gold processing. I have led studies and projects from conceptual through to detailed design, for developments in both Canada and abroad.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

3. I have not visited the Séguéla Gold Mine.

4. I am responsible for the preparation of Sections 1.8, 1.12, and 1.20.3; Section 2.3.5; Section 12.1.5; Section 13; Section 17; Section 25.6, Section 26.4, and Section 27 of the Technical Report.

5. I am independent of Fortuna as independence is described by Section 1.5 of NI 43–101.

6. I have been involved with the Séguéla Gold Mine which is the subject of the Technical Report since 2019.

7. I have read NI 43–101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument and Form.

8. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Mississauga, Canada, March 23, 2026.

[signed]

Ryda Peung, P.Eng.

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